UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

EXHIBIT INDEX

Exhibit
Scheme Document dated July 1, 2010	99.1
Letter to Shareholders dated July 1, 2010	99.2
Form of Proxy	99.3
Voting Instruction Card	99.4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/S/ GE LI
Name:	Ge Li
Title:	Chairman and Chief Executive Officer

Date: July 1, 2010

Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this Scheme Document or as to the action to be taken, you should consult your broker, attorney, accountant, or other professional adviser.

If you have sold or transferred all of your WuXi ordinary shares or WuXi ADSs, please forward this Scheme Document and the accompanying form of proxy and voting instruction card to the purchaser or the transferee or to the broker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

THE TRANSACTIONS CONTEMPLATED BY THIS SCHEME DOCUMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR BY ANY U.S. STATE SECURITIES COMMISSION, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS SCHEME DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WUXI PHARMATECH (CAYMAN) INC.

(Incorporated in the Cayman Islands with limited liability)

PROPOSAL FOR THE ACQUISITION OF

WUXI PHARMATECH (CAYMAN) INC.

BY

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

TO BE EFFECTED BY WAY OF

SCHEME OF ARRANGEMENT

UNDER

SECTION 86 OF THE COMPANIES LAW OF THE CAYMAN ISLANDS

Unless the context requires otherwise, capitalized terms used in this Scheme Document are defined under “Scheme Document Definitions” in Appendix I to this Scheme Document.

A meeting of holders of WuXi ordinary shares to consider and, if thought fit, approve the Scheme will be held at the offices of Maples and Calder, 53rd Floor, The Center, 99 Queen’s Road Central, Hong Kong on August 5, 2010, commencing at 10:00 a.m. (PRC time). The terms of the Scheme are included as Appendix A to this Scheme Document. The notice for the meeting, referred to in this Scheme Document as the Scheme Meeting, is included as Appendix B to this Scheme Document.

Your attention is drawn to the letter from Dr. Ge Li, Chairman and Chief Executive Officer of WuXi, beginning on page 1 of this Scheme Document, which contains the WuXi board of directors’ unanimous recommendation that you approve the proposed Scheme.

An Explanatory Memorandum regarding the Scheme is set out in Part IV of this Scheme Document beginning on page 23.

The actions you are recommended to take are set out on pages iv-v of this Scheme Document.

If you hold WuXi ordinary shares, please complete and sign the enclosed form of proxy and return it by mail (in the enclosed reply-paid envelope) to Harry He, Legal Department, WuXi PharmaTech (Cayman) Inc., 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China or by facsimile to (8621) 5046-3718, as soon as possible and, in any event, so as to be received by no later than 48 hours before the time appointed for holding the Scheme Meeting.

If you hold WuXi ADSs, please complete and sign the enclosed voting instruction card and return it in the enclosed self-addressed reply-paid envelope as soon as possible and, in any event, so as to be received by no later than August 2, 2010 at 12:00 p.m. (New York City time).

July 1, 2010

IMPORTANT NOTICES

Definitions and References

Unless the context requires otherwise, capitalized terms used in this Scheme Document are defined under “Scheme Document Definitions” in Appendix I to this Scheme Document. Also, for purposes of this Scheme Document:

•

“we,” “us,” “the company,” “our company” and “our” refer to WuXi PharmaTech (Cayman) Inc., or WuXi, and its consolidated subsidiaries, including WuXi AppTec (BVI) Inc., or WXAT BVI; WuXi AppTec Co., Ltd., or WXAT; WuXi AppTec (Shanghai) Co., Ltd., or WASH; Shanghai SynTheAll Pharmaceutical Co., Ltd., or STA; WUXIAPPTEC (Tianjin) Co., Ltd., or WATJ; WuXi AppTec (Suzhou) Co., Ltd., or WASZ; WuXi AppTec Holding Company, Inc.; WuXi AppTec, Inc., or AppTec; WX (BVI) Limited; Kaipara Enterprises Ltd.; Klivia Investments Sp. z o.o.; and Klivia Investments Sp. z o. o. Luxembourg Branch;

•	all references to “Renminbi,” or “RMB,” are to the legal currency of China;

•	all references to “U.S. dollars,” “dollars” or “$” are to the legal currency of the United States;

•	references to “discontinued operations” are to the biologics manufacturing operations in Philadelphia, Pennsylvania, which WuXi closed in December 2008; and

•

unless otherwise indicated, all historical share and per-share data in respect of WuXi contained in this Scheme Document have been restated to give retroactive effect to a one-for-fifty forward share split that became effective on July 27, 2007.

For purposes of this Scheme Document, any reference to a holder of WuXi ordinary shares assumes such holder’s name appears in the register of members of WuXi and any reference to a holder of WuXi ADSs assumes such holder holds the WuXi ADSs directly.

Reliance

WuXi has not authorized anyone to give any information or make any representation about the Acquisition or the company that is different from, or in addition to, that contained in this Scheme Document or in any of the materials that have been incorporated into this Scheme Document. Therefore, if anyone gives you information of this sort, you should not rely on it.

You should not construe the contents of this Scheme Document as legal, tax or financial advice, and you should consult with your own adviser as to the matters described in this Scheme Document.

Financial Statements

Except where noted, the financial statements contained in this Scheme Document have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. There may be differences between the way in which they are presented and the presentation of financial statements in public filings in other jurisdictions.

Date of Statements

The information contained in this Scheme Document speaks only as of the date of this Scheme Document unless the information specifically indicates that another date applies, and delivery of this Scheme Document shall not give rise to any implication that there has been no change in the facts set out in this Scheme Document since that date.

i

Cautionary Statement Regarding Forward-Looking Statements

This Scheme Document contains certain forward-looking information about WuXi, Charles River Laboratories International, Inc. and the combined company after completion of the Acquisition that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this Scheme Document or may be incorporated in this Scheme Document by reference to other documents and may include statements for the period following the completion of the Acquisition. Representatives of WuXi and Charles River may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of WuXi and Charles River, and involve a number of risks and uncertainties, including the risks described in this Scheme Document under “Part IV—Explanatory Memorandum—Risk Factors” and other risks described in the SEC reports filed by WuXi and Charles River, that could cause actual results to differ materially from those stated or implied by the forward-looking statements.

Some other risks and uncertainties include, but are not limited to, risks and uncertainties associated with the possibility that:

•	the companies may be unable to obtain shareholder or regulatory approvals required for the combination;

•	problems may arise in successfully integrating the businesses of the two companies;

•	the Acquisition may involve unexpected costs;

•	the combined company may be unable to achieve cost or revenue synergies;

•	WuXi’s business may suffer as a result of uncertainty surrounding the Acquisition; and

•	the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed or furnished by WuXi and Charles River.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Scheme Document or in the case of statements incorporated by reference, on the date of the document incorporated by reference. All subsequent written and oral forward-looking statements concerning the Acquisition or other matters addressed in this Scheme Document and attributable to WuXi or Charles River or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither WuXi nor Charles River undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Charles River Proxy Statement

This Scheme Document may be deemed to be solicitation material in respect of the proposed combination of Charles River and WuXi. In connection with the Acquisition, Charles River has filed a preliminary proxy statement and will file a definitive proxy statement with the SEC. The information contained in the preliminary filing is not complete and may be changed. Before making any voting or investment decisions, Charles River’s investors and security holders of Charles River are urged to read the definitive proxy statement when it becomes available and any other relevant documents filed with the SEC because they will contain important information. The definitive proxy statement will be mailed to the shareholders of Charles River seeking their approval of the Acquisition. Charles River’s shareholders will also be able to obtain a copy of the definitive proxy statement free of charge by directing a request to: Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel. In addition, the preliminary proxy statement is and the definitive proxy statement will be available free of charge at the SEC’s website, www.sec.gov or you may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com.

Securities Law Considerations

This Scheme Document does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. The shares of Charles River common stock to be issued in the Acquisition have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Charles River intends to issue such shares of Charles River common stock pursuant to the exemption from registration set forth in Section 3(a)(10) of the Securities Act.

The distribution of this Scheme Document in jurisdictions other than the United States may be restricted by law, and therefore persons who come into possession of this Scheme Document should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of such jurisdictions.

Information Supplied

WuXi has supplied all information contained or incorporated by reference in this Scheme Document relating to WuXi, and Charles River has supplied all such information relating to Charles River.

ACTIONS TO BE TAKEN

YOUR VOTE IS IMPORTANT. The Scheme will require approval at a meeting of holders of WuXi ordinary shares to be held at the offices of Maples and Calder, 53rd Floor, The Center, 99 Queen’s Road Central, Hong Kong on August 5, 2010 at 10:00 a.m. (PRC time). If you do not appoint a proxy and you do not vote at the meeting, you will still be bound by the outcome. You are therefore strongly urged to attend and vote at the meeting in person or by proxy.

You have been sent this Scheme Document because you are thought to be a holder of WuXi ordinary shares or a holder of WuXi ADSs, either directly or indirectly through your broker or other financial intermediary.

Holders of WuXi Ordinary Shares

You are a holder of WuXi ordinary shares if your name appears in the register of members of WuXi. For purposes of this Scheme Document, any reference to a holder of WuXi ordinary shares assumes such holder’s name appears in the register of members of WuXi.

Action to Be Taken by Holders of WuXi Ordinary Shares

A form of proxy for use at the Scheme Meeting is enclosed. Please sign and date the enclosed form of proxy in accordance with the instructions printed on it and promptly return the form of proxy (together with any power of attorney or other authority under which it is signed). The form of proxy can be lodged by hand or by mail (in the reply-paid envelope that we have included for your convenience) to the attention of Harry He, Legal Department, WuXi PharmaTech (Cayman) Inc., 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China or by facsimile to (8621) 5046-3718. The form of proxy should be lodged as soon as possible and by no later than 48 hours before the Scheme Meeting. If the form of proxy is not so lodged, it may also be handed to the Chairman of the Scheme Meeting at the Scheme Meeting, who will have absolute discretion as to whether or not to accept it.

Returning the completed form of proxy will not preclude you from attending the Scheme Meeting and voting in person if you so wish. In such event, the returned proxy will be deemed to have been revoked.

Holders of WuXi ADSs

You are a holder of WuXi ADSs if you hold WuXi ADSs directly, by having an ADS registered in your name on the books of JPMorgan Chase Bank, N.A., the depositary of our ADS program. For purposes of this Scheme Document, any reference to a holder of WuXi ADSs assumes such holder holds the WuXi ADSs directly.

If you hold WuXi ADSs through your broker or other financial intermediary (i.e., you hold WuXi ADSs in “street name”), you must rely on the procedures of such broker or other financial intermediary to assert the rights of a holder of WuXi ADSs described in this Scheme Document. You should consult with your broker or other financial intermediary to find out what those procedures are.

Each WuXi ADS represents an ownership interest in eight WuXi ordinary shares.

Action to Be Taken by Holders of WuXi ADSs

Holders of WuXi ADSs cannot vote at the Scheme Meeting directly but may instruct the depositary how to vote the WuXi ordinary shares underlying their WuXi ADSs at the Scheme Meeting.

If you wish the depositary, through its nominee or nominees, to vote or execute a proxy to vote the WuXi ordinary shares represented by your WuXi ADSs in favor or against the Scheme, you must execute and forward to the depositary the voting instruction card. In order to be valid, the voting instruction card must be forwarded in sufficient time to reach the depositary as soon as possible and by no later than 12:00 p.m. (New York City time) on August 2, 2010. An enclosed postage paid envelope is provided for this purpose.

If you hold the ADSs through your broker or other financial intermediary, you may receive additional voting instructions from your broker or other financial intermediary. In such case, please follow those instructions.

The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion in respect of the WuXi ordinary shares underlying your WuXi ADSs.

Special Note Regarding Your Rights as a Holder of WuXi ADSs

As a holder of WuXi ADSs, you will not be treated as a shareholder of WuXi and you will not have any right to vote directly at the Scheme Meeting. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding WuXi ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the ADRs and the deposit agreement between the depositary and WuXi and for the benefit of the holders and beneficial owners of WuXi ADSs. The obligations of the depositary and its agents are also set out in the form of ADR and the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the WuXi ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf. If you hold the ADSs through your broker or other financial intermediary, you must rely on the procedures of such broker or other financial intermediary to assert the rights of a WuXi ADS holder. You should consult with your broker or other financial intermediary to find out what those procedures are.

For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement and the form of ADR, each of which is filed as an exhibit to our initial public offering registration statement. You may also obtain a copy of the deposit agreement and the form of ADR at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also obtain the registration statement and the attached deposit agreement and form of ADR from the SEC’s website at www.sec.gov.

FAILURE TO RETURN THE PROXY OR THE VOTING INSTRUCTION CARD MAY JEOPARDIZE THE PROSPECTS OF THE SCHEME BEING APPROVED AND THE ACQUISITION BEING COMPLETED. HOLDERS OF WUXI ORDINARY SHARES AND WUXI ADSS ARE, THEREFORE, STRONGLY URGED TO COMPLETE, SIGN AND RETURN THEIR PROXY AND THE VOTING INSTRUCTION CARD (AS APPLICABLE) AS SOON AS POSSIBLE.

If you have any questions about the Scheme or the voting of your WuXi ordinary shares or ADSs, you should call MacKenzie Partners, WuXi’s proxy solicitors, toll-free at 1-800-322-2885, or collect at 1-212-929-5500. You can also contact the WuXi investor relations department at 1-201-585-2048 or by email at ir@wuxiapptec.com.

v

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Cayman Islands time (unless otherwise stated)

Record date for voting at the Scheme Meeting	June 30, 2010

Date of dispatch of this Scheme Document	July 1, 2010

Voting Instruction Card Deadline — Latest time for receipt of the voting instruction card for use by holders of WuXi ADSs	12:00 p.m. on August 2, 2010 (New York City time)

Form of Proxy Deadline — Latest time for receipt of the form of proxy for use by holders of WuXi ordinary shares (1)	10:00 a.m. on August 3, 2010 (PRC time)

Scheme Meeting	10:00 a.m. on August 5, 2010 (PRC time)

Grand Court hearing of the petition to sanction the Scheme (2)	August 16, 2010

Effective Time of the Scheme and Closing of the Acquisition (3)	By the fourth quarter of 2010

Holders of WuXi ADSs should observe any earlier deadlines set independently by their broker or other financial intermediary in order to ensure that their voting instructions are received in time for voting at the Scheme Meeting. The above timetable is subject to change. Further announcements will be made in the event that there is a change. For reference only, Cayman Islands time is 13 hours behind PRC time and New York time is 12 hours behind PRC time, in each case as at the date of this Scheme Document.

Notes:

(1)	Form of proxy for the Scheme Meeting not so lodged may be handed in person to the Chairman of the Scheme Meeting.

(2)	The date on which the Grand Court will hear the petition to sanction the Scheme. If this date changes, the dates of all subsequent steps, including the Effective Time of the Scheme, will be affected.

(3)	The Effective Time of the Scheme and the closing date of the Acquisition is an expected date and is subject to the satisfaction (or waiver, as applicable) of all of the conditions to closing under the Acquisition Agreement (as set out on pages 57-58 of this Scheme Document). In the event the conditions to the Acquisition are not satisfied, the Acquisition may be abandoned or delayed, even after approval of the Scheme by our shareholders and the Grand Court.

PART I — LETTER FROM CHAIRMAN AND CEO OF WUXI

Registered Office: Ugland House PO Box 309 Grand Cayman, KY1-1104 Cayman Islands	Principal Place of Business: 288 Fute Zhong Road Waigaoqiao Free Trade Zone Shanghai 200131 People’s Republic of China

July 1, 2010

Dear Holders of WuXi Ordinary Shares and Holders of WuXi ADSs:

WuXi and Charles River announced that the board of directors of each of WuXi and Charles River has unanimously approved an agreement and plan of arrangement, or Acquisition Agreement, pursuant to which Charles River, a company listed on the New York Stock Exchange, will acquire WuXi. The proposed acquisition, or Acquisition, will be implemented by means of a scheme of arrangement, or Scheme, under Section 86 of the Cayman Companies Law. The Acquisition has been designed to create the first and premier early-stage contract research organization to offer fully integrated drug research and development services from molecule creation to first-in-human testing. The combination of Charles River’s expertise in in vivo biology and WuXi’s expertise in chemistry will create a global partner with the ability to support pharmaceutical and biotechnology clients as no other contract research organization can.

If the Scheme becomes effective, holders of WuXi ordinary shares will have the right to receive, for each ordinary share held by such holder:

•	$1.40625 in cash, without interest; and

•	a number of shares of Charles River common stock based on an exchange ratio to be determined at the closing of the Acquisition.

For holders of WuXi ADSs (each representing eight WuXi ordinary shares), this is equivalent to, for each ADS held by such holder:

•	$11.25 in cash, without interest; and

•	a number of shares of Charles River common stock based on an exchange ratio to be determined at the closing of the Acquisition.

The exchange ratio will be determined by dividing $1.25 in the case of each WuXi ordinary share (or $10.00 in the case of each WuXi ADS) by the weighted average daily closing price of Charles River common stock on the New York Stock Exchange for the 20 trading days ending on the second business day prior to closing, referred to as the Charles River Average Price. However, if the Charles River Average Price is equal to or greater than $43.1726, the exchange ratio will be fixed at 0.0290 of a share of Charles River common stock for each WuXi ordinary share (equivalent to 0.2320 of a share of Charles River common stock in the case of WuXi ADSs), and if the Charles River Average Price is equal to or less than $37.1486, the exchange ratio will be fixed at 0.0336 of a share of Charles River common stock for each WuXi ordinary share (equivalent to 0.2688 of a share of Charles River common stock in the case of WuXi ADSs).

Assuming the Charles River Average Price was equal to the closing price of Charles River common stock on the New York Stock Exchange on June 25, 2010, the most recent practicable trading day prior to the date of this Scheme Document, the implied value of the consideration to be received by holders of WuXi ordinary shares in the Acquisition is $2.60 per ordinary share, which is equivalent to $20.78 per WuXi ADS. This value may fluctuate prior to the completion of the Acquisition as a result of changes in the market value of Charles River common stock.

Approximately 18,680,231 shares of Charles River common stock will be issued to WuXi shareholders in the Acquisition, based on the number of ordinary shares of WuXi outstanding on June 14, 2010, the most recent practicable date prior to the date of this Scheme Document. These shares will represent approximately 21.99% percent of the outstanding common stock of the combined company immediately after the Acquisition. Charles River shares held by Charles River shareholders before the Acquisition will represent approximately 78.01% percent of the outstanding common stock of the combined company immediately after the Acquisition.

Immediately upon completion of the Acquisition, WuXi ADSs will be delisted from the New York Stock Exchange and will be deregistered under the U.S. Securities Exchange Act of 1934 (as amended).

Upon completion of the Acquisition, WuXi will be a wholly-owned subsidiary of Charles River. Charles River will retain the name Charles River Laboratories International, Inc. and its common stock will continue to be listed on the New York Stock Exchange under the symbol “CRL.”

Scheme Document

The purpose of this Scheme Document is to provide you with information regarding the proposed Scheme and the overall Acquisition of which the Scheme is a part, an expectable timetable, and other relevant information in order to enable you to make an informed decision about the proposal to approve the Scheme. I draw your attention below to certain sections of the Scheme Document. However, please read the entire Scheme Document carefully.

Scheme Meeting

The Scheme Meeting will be held at the offices of Maples and Calder, 53rd Floor, The Center, 99 Queen’s Road Central, Hong Kong on August 5, 2010 at 10:00 a.m. (PRC time) for the purpose of considering and, if thought fit, approving the Scheme. Your attention is drawn to the Notice of Scheme Meeting, included as Appendix B to this Scheme Document.

Actions to be Taken

Your vote is important. We cannot complete the acquisition unless, among other things, the holders of WuXi ordinary shares vote to approve the Scheme. Your attention is drawn to “Part IV—Explanatory Memorandum—Scheme Meeting—Actions to Be Taken” of this Scheme Document.

Background of the Acquisition; WuXi’s Reasons for the Acquisition

Your attention is drawn to “Part IV—Explanatory Memorandum—Background to the Acquisition” and “Part IV—Explanatory Memorandum—Recommendation of the WuXi Board of Directors; WuXi’s Reasons for the Acquisition” of this Scheme Document.

Recommendation of the WuXi Board of Directors

The WuXi board of directors has determined that the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement are fair to and in the best interests of WuXi and its shareholders and has unanimously approved the Acquisition Agreement and the transactions contemplated thereby, including the Scheme. Accordingly, the WuXi board of directors unanimously recommends that WuXi shareholders vote for approval of the Scheme.

Yours Sincerely,

Dr. Ge Li
Chairman and Chief Executive Officer

PART II — QUESTIONS AND ANSWERS

The following are some of the questions you may have and the answers to those questions. You are advised to read carefully the other parts of this Scheme Document. Capitalized terms used herein are defined under “Definitions” in Appendix I to this Scheme Document.

About the Scheme and the overall Acquisition

Q:	Why am I receiving this document?

A:	The WuXi board of directors has unanimously approved an agreement and plan of arrangement, or the Acquisition Agreement, pursuant to which Charles River will acquire WuXi. The proposed acquisition will be implemented by means of a scheme of arrangement, or Scheme, under Section 86 of the Companies Law of the Cayman Islands (2009 revision), referred to in this Scheme Document as the Cayman Companies Law.

The purpose of this Scheme Document is to provide you with information regarding the proposed Scheme and the overall acquisition of which the Scheme is a part, an expectable timetable, and other relevant information in order to enable you to make an informed decision about the proposal to approve the Scheme.

Q:	How does the WuXi board of directors recommend that I vote?

A:	The WuXi board of directors unanimously recommends that the WuXi shareholders approve the Scheme. For a description of the factors considered by the WuXi board of directors, please see “Part IV—Explanatory Memorandum—Background to the Acquisition” and “Part IV—Explanatory Memorandum—Recommendation of the WuXi Board of Directors; WuXi’s Reasons for the Acquisition” of this Scheme Document, beginning on pages 30 and 34, respectively.

Q:	What is a scheme of arrangement?

A:	A scheme of arrangement is a binding arrangement between a company and its shareholders pursuant to Section 86 of the Cayman Companies Law. A scheme of arrangement can be used to implement acquisitions, reorganizations and other corporate transactions, among other purposes. A scheme of arrangement requires the approval of shareholders and the sanction of the Grand Court of the Cayman Islands, or the Grand Court.

Q:	What is being proposed under the Scheme?

A:	The Scheme provides for the transfer of all WuXi ordinary shares to Charles River, as a result of which WuXi will become a wholly-owned subsidiary of Charles River.

Q:	What will I receive in the Scheme?

A:	If the Scheme becomes effective, holders of WuXi ordinary shares will have the right to receive, for each ordinary share held by such holder:

•	$1.40625 in cash, without interest; and

•	a number of shares of Charles River common stock based on an exchange ratio to be determined at the closing of the Acquisition.

For holders of WuXi ADSs (each representing eight WuXi ordinary shares), this is equivalent to, for each ADS held by such holder:

•	$11.25 in cash, without interest; and

•	a number of shares of Charles River common stock based on an exchange ratio to be determined at the closing of the Acquisition.

The exchange ratio will be determined by dividing $1.25 in the case of each WuXi ordinary share (or $10.00 in the case of each WuXi ADS) by the weighted average daily closing price of Charles River common stock on the New York Stock Exchange for the 20 trading days ending on the second business day prior to closing, which is referred to as the Charles River Average Price. However, if the Charles River Average Price is equal to or greater than $43.1726, the exchange ratio will be fixed at 0.0290 of a share of Charles River common stock for each WuXi ordinary share (equivalent to 0.2320 of a share of Charles River common stock in the case of each WuXi ADS), and if the Charles River Average Price is equal to or less than $37.1486, the exchange ratio will be fixed at 0.0336 of a share of Charles River common stock for each WuXi ordinary share (equivalent to 0.2688 of a share of Charles River common stock in the case of each WuXi ADS).

Cash will be paid in lieu of the issuance of any fractional shares of Charles River common stock.

Q:	How does the exchange ratio affect how much I will receive in the Scheme?

A:	Because the number of Charles River common stock that you will receive under the Scheme depends on the market price of Charles River common stock prior to the closing of the Acquisition, the number of Charles River shares you will receive in the Scheme will not be known before the closing of the Acquisition and will increase or decrease as the market price of Charles River common stock decreases or increases, respectively.

In addition, as a consequence of the “collar” on the exchange ratio, if the Charles River Average Price rises above $43.1726, then the value of the consideration you will receive in the Scheme would increase, and if the Charles River Average Price falls below $37.1486 per share, then the value of the consideration you will receive in the Scheme would decrease. By way of example, if you owned 100 WuXi ADSs and the Charles River Average Price is $33, then the exchange ratio will be fixed at 0.2688, and you would receive in exchange for your WuXi ADSs $1,125 in cash and 26 shares of Charles River common stock (plus a cash payment in lieu of any fractional shares), whereas you would have received 30 shares of Charles River common stock if there was no collar in place (i.e., ($10/$33) x 100 WuXi ADSs). You are encouraged to obtain current market quotations of WuXi ADSs and Charles River common stock.

Q:	When do you expect to complete the Acquisition?

A:	We expect to complete the Acquisition by the fourth quarter of 2010. The Scheme will take effect in conjunction with the closing of the Acquisition, which is subject to the satisfaction or waiver of all of the other conditions to the closing of the Acquisition under the Acquisition Agreement. As such, we cannot assure you when or if the Acquisition will be completed. We must obtain the necessary approval by our shareholders at the Scheme Meeting and the sanction of the Grand Court, Charles River must obtain the necessary approval of its shareholders at its shareholders’ meeting, and Charles River and WuXi must also obtain any necessary regulatory approvals.

About the Scheme Meeting

Q:	What is the purpose of the Scheme Meeting?

A:	The Scheme Meeting has been convened for the purpose of considering and, if thought fit, approving the Scheme.

Q:	Where and when is the Scheme Meeting?

A:	The Scheme Meeting will be held at the offices of Maples and Calder, 53rd Floor, The Center, 99 Queen’s Road Central, Hong Kong on August 5, 2010 at 10:00 a.m. (PRC time).

Q:	Who is entitled to vote at the Scheme Meeting?

A:	WuXi has fixed the close of business on June 30, 2010 (Cayman Islands time) as the record date for determining the holders of WuXi ordinary shares entitled to vote at the Scheme Meeting. Holders of WuXi ordinary shares are those holders whose names appear in the register of members of WuXi. Each WuXi ordinary share is entitled to one vote.

Q:	What vote is required?

A:	The implementation of the Scheme requires the affirmative vote of at least a majority in number of holders of WuXi ordinary shares who vote, representing at least 75% in value of the WuXi ordinary shares voted, either in person or by proxy, at the Scheme Meeting.

Q:	How do I cast my vote?

If you are a holder of WuXi ordinary shares, you may vote in person at the Scheme Meeting or submit a proxy by completing, signing, dating and returning the enclosed form of proxy card in the accompanying pre-addressed postage-paid envelope.

If you are a holder of WuXi ADSs, you cannot vote at the Scheme Meeting directly but may instruct the depositary of our ADS program how to vote the WuXi ordinary shares underlying your WuXi ADSs. Please complete, sign, date and return the enclosed voting instruction card to the depositary. If you hold the ADSs through your broker or other financial intermediary (i.e., you hold in “street name”), you may receive additional voting instructions from your broker or other financial intermediary. In such case, please follow those instructions.

Q:	Whom should I call with questions?

A:	If you have any questions about the Scheme or the voting of your WuXi ordinary shares or ADSs, you should call MacKenzie Partners, WuXi’s proxy solicitors, toll-free at 1-800-322-2885, or collect at 1-212-929-5500. You can also contact the WuXi investor relations department at 1-201-585-2048 or by email at ir@wuxiapptec.com.

PART III — SUMMARY

This summary highlights information from this Scheme Document that we believe is important to you in deciding how to vote on the Scheme. It does not contain all of the information that may be important to you. We urge you to read carefully the entire Scheme Document and the other documents to which this Scheme Document refers you in order for you to fully understand the Acquisition. See “Part IV—Explanatory Memorandum—Where You Can Find Additional Information” beginning on page 72 of this Scheme Document. Each item in this summary refers to the page of this Scheme Document on which that subject is discussed in more detail.

Information on the Companies (page 23)

WuXi

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

86-21-5046-1111

http://www.wuxiapptec.com

WuXi is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D.

Charles River

Charles River Laboratories International, Inc.

251 Ballardvale Street

Wilmington, Massachusetts 01887

U.S.A.

(781) 222-6000

http://www.criver.com

Charles River is a leading global provider of solutions which accelerate the drug discovery and development process, including research models and associated services and outsourced preclinical services. Charles River provides products and services to global pharmaceutical companies, biotechnology companies, as well as government agencies and leading hospitals and academic institutions throughout the world in order to bring drugs to market faster and more efficiently. Employing approximately 8,000 people, including approximately 500 professionals with advanced degrees, including Ph.D.s, D.V.M.s and M.D.s, Charles River has approximately 70 facilities in 16 countries. Charles River’s broad portfolio of products and services enables customers to reduce costs, increase speed in bringing products to market and enhance their productivity and effectiveness in drug discovery and development.

Scheme and Scheme Consideration (page 25)

The acquisition of WuXi by Charles River is proposed to be implemented by means of the Scheme. The Scheme provides for the transfer of all outstanding WuXi ordinary shares to Charles River, as a result of which WuXi will become a wholly-owned subsidiary of Charles River.

If the Scheme becomes effective, holders of WuXi ordinary shares will have the right to receive, for each ordinary share held by such holder:

•	$1.40625 in cash, without interest; and

•	a number of shares of Charles River common stock based on an exchange ratio to be determined at the closing of the Acquisition.

For holders of WuXi ADSs (each representing eight WuXi ordinary shares), this is equivalent to, for each ADS held by such holder:

•	$11.25 in cash, without interest; and

•	a number of shares of Charles River common stock based on an exchange ratio to be determined at the closing of the Acquisition.

The exchange ratio will be determined by dividing $1.25 in the case of each WuXi ordinary share (or $10.00 in the case of each WuXi ADS) by the weighted average daily closing price of Charles River common stock on the New York Stock Exchange for the 20 trading days ending on the second business day prior to closing, which is referred to as the Charles River Average Price. However, if the Charles River Average Price is equal to or greater than $43.1726, the exchange ratio will be fixed at 0.0290 of a share of Charles River common stock for each WuXi ordinary share (equivalent to 0.2320 of a share of Charles River common stock in the case of each WuXi ADS), and if the Charles River Average Price is equal to or less than $37.1486, the exchange ratio will be fixed at 0.0336 of a share of Charles River common stock for each WuXi ordinary share (equivalent to 0.2688 of a share of Charles River common stock in the case of each WuXi ADS). Cash will be paid in lieu of the issuance of any fractional shares of Charles River common stock.

We expect that, upon completion of the Acquisition, Charles River shareholders will own approximately 78.01% percent of the combined company and WuXi shareholders will own approximately 21.99% percent of the combined company.

Scheme Meeting (page 26)

Meeting Date and Purpose. The Scheme Meeting will be held at the offices of Maples and Calder, 53rd Floor, The Center, 99 Queen’s Road Central, Hong Kong on August 5, 2010 at 10:00 a.m. (PRC time). The Scheme Meeting has been convened for the purpose of considering, and if thought fit, approving the Scheme.

Record Date. The Company has fixed the close of business on June 30, 2010 (Cayman Islands time) as the record date for determining the holders of WuXi ordinary shares entitled to vote at the Scheme Meeting. Holders of WuXi ordinary shares are those holders whose names appear in the register of members of WuXi. Each WuXi ordinary share is entitled to one vote.

Vote Required. The implementation of the Scheme requires the affirmative vote of at least a majority in number of holders of WuXi ordinary shares who vote, representing at least 75% in value of the WuXi ordinary shares voted, either in person or by proxy, at the Scheme Meeting.

Grand Court Sanction (page 29)

The Scheme cannot be completed without the sanction of the Grand Court. Subject to approval of the Scheme by WuXi shareholders at the Scheme Meeting, a hearing by the Grand Court will be required to seek the sanction of the Scheme. The hearing by the Grand Court to sanction the Scheme will be held on August 16, 2010 in the Cayman Islands.

Assuming that the Scheme Meeting is conducted in accordance with the Grand Court’s orders, and that WuXi shareholders approve the Scheme by the requisite vote, we are not aware of any reason why the Grand Court would not sanction the Scheme. Nevertheless, the Grand Court’s sanction is a matter for its discretion and there is no absolute assurance if or when such sanction will be obtained.

Effective Time of the Scheme and Closing of the Acquisition (page 29)

Effective Time; Closing. The Scheme will become effective in accordance with its terms as soon as a copy of the order of the Grand Court sanctioning the Scheme has been filed by WuXi with the Cayman Islands Registrar of Companies. We refer to the time at which the Scheme becomes effective as the Effective Time.

Our filing of the order, however, will only be made in conjunction with the closing of the Acquisition, which is subject to the satisfaction or waiver of all other conditions to the consummation of Acquisition under the Acquisition Agreement. We expect to complete the Acquisition by the fourth quarter of 2010. In the event the other conditions to the Acquisition are not satisfied, the Acquisition may be abandoned or delayed, even after approval of the Scheme by our shareholders and the Grand Court. See “Part IV—Explanatory Memorandum—The Acquisition Agreement—Principal Conditions to Completion of the Acquisition.”

Binding Effect of the Scheme. If the Scheme becomes effective, it will be binding on all holders of WuXi ordinary shares, irrespective of whether or not they attended or voted in favor of or against the Scheme at the Scheme Meeting.

Recommendation of the WuXi Board of Directors (page 34)

The WuXi board of directors has determined that the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement are fair to and in the best interests of WuXi and its shareholders and has unanimously approved the Acquisition Agreement and the transactions contemplated thereby, including the Scheme. Accordingly, the WuXi board of directors unanimously recommends that WuXi shareholders vote for approval of the Scheme.

Reasons for the Acquisition (page 34)

In reaching its decision to approve the Acquisition Agreement, the WuXi board of directors considered numerous factors that it viewed as supporting its decision, including the value to be received by the WuXi shareholders in the Acquisition and the strategic nature of the Acquisition, which will combine WuXi’s and Charles River’s respective businesses to create a leading early-stage contract research organization, with pro forma combined annual revenues of approximately $1.47 billion. We also recognize that there are risks associated with the Acquisition, as described in “Appendix E—Risk Factors.” For a description of the factors considered by the WuXi board of directors, please see “Part IV—Explanatory Memorandum—Background to the Acquisition” and “Part IV—Explanatory Memorandum—Recommendation of the WuXi Board of Directors; WuXi’s Reasons for the Acquisition” of this Scheme Document, beginning on pages 30 and 34, respectively.

Opinion of Financial Advisor to WuXi (page 36)

In connection with the Acquisition, Credit Suisse, financial advisor to WuXi, rendered an oral opinion to the WuXi board of directors, which opinion was confirmed in a written opinion dated April 26, 2010, to the effect that, as of such date and based upon and subject to certain qualifications, limitations and assumptions set forth therein, the Scheme Consideration to be received by the holders of WuXi ordinary shares pursuant to the Acquisition was fair, from a financial point of view, to such holders.

Credit Suisse’s opinion was directed to the WuXi board of directors and only addressed the fairness from a financial point of view of the Scheme Consideration to be received by the holders of WuXi ordinary shares pursuant to the Acquisition, and did not address any other aspect or implication of the Acquisition. The summary of Credit Suisse’s opinion set out in “Part IV—Explanatory Memorandum—Opinion of Financial Advisor to WuXi” is qualified in its entirety by the full text of Credit Suisse’s opinion, dated April 26, 2010, which is attached to this Scheme Document as Appendix H and sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s opinion nor the summary of its opinion set forth in this Scheme Document are intended to be, and they do not constitute, advice or a recommendation to any holder of WuXi ordinary shares as to how such holder should vote or act on any matter relating to the Acquisition.

The Acquisition Agreement (page 47)

The Acquisition Agreement is set forth in Appendix C of this Scheme Document. The obligations of WuXi and Charles River to implement the Scheme are governed by the Acquisition Agreement. We urge you to read the entire Acquisition Agreement.

Interests of Officers and Directors in the Acquisition (page 62)

When considering the recommendation of the board of directors of WuXi that its shareholders vote in favor of the Scheme, you should be aware that some WuXi executive officers and directors may have interests in the Acquisition that may be different from, or in addition to, yours.

Voting Agreements (page 61)

Concurrently with WuXi’s entry into the Acquisition Agreement, each of Dr. Ge Li (the Chairman and Chief Executive Officer of WuXi) and a related family trust, certain investment entities affiliated with General Atlantic LLC and certain investment entities affiliated with Warburg Pincus LLC, being shareholders of WuXi and collectively holding approximately 14.5% of WuXi’s outstanding ordinary shares (and collectively holding stock options (both vested and unvested), restricted share units (both vested and unvested) and convertible notes collectively exercisable (when all fully vested) for an additional approximately 4.6% of the outstanding WuXi ordinary shares), entered into voting agreements with Charles River. Pursuant to the voting agreements, the shareholders party thereto agreed, subject to the terms and conditions set forth therein, to vote all of their outstanding WuXi ordinary shares in favor of the consummation of the Acquisition and against, among other things, any alternative business combination involving WuXi.

Conditions that Must be Satisfied or Waived for the Acquisition to Occur (page 57)

As more fully described in this Scheme Document and the Acquisition Agreement, the completion of the Acquisition depends on a number of conditions being satisfied or waived, including the requisite shareholder approvals and Grand Court sanction of the Scheme. Although we expect to complete the Acquisition by the fourth quarter of 2010 (at which time the Scheme will become effective), we cannot be certain when, or if, the conditions to the Acquisition will be satisfied or waived, or that the Acquisition will in fact be completed.

Termination of the Acquisition Agreement (page 58)

The Acquisition Agreement may be terminated at any time before the closing of the Acquisition, even after the receipt of the required approvals from WuXi shareholders and Charles River shareholders, by mutual agreement of WuXi and Charles River or by either party if:

•

the Acquisition has not been completed on or prior to the earlier of (i) the date which is two business days after the date on which all conditions to closing are satisfied or waived (such date is referred to in this Scheme Document as the preliminary date) and (ii) January 26, 2011 (such earlier date is referred to in this Scheme Document as the end date); provided that if a Financial Market Event (as defined below under “Part IV—Explanatory Memorandum—The Acquisition Agreement—Termination”) exists on the preliminary date and all conditions to closing are satisfied or waived, each party has the right to extend the end date by 30 days;

•

any law, regulation, judgment, injunction, order or decree of any court or other governmental entity having competent jurisdiction makes consummation of the Acquisition illegal or otherwise prohibited or enjoins Charles River or WuXi from consummating the Acquisition and such injunction becomes final and nonappealable, provided that neither party may terminate the Acquisition Agreement for this reason if such party has not complied in all material respects with its obligations under the Acquisition Agreement;

•	either the Charles River shareholders or the WuXi shareholders fail to give the necessary approvals at their respective shareholder meetings;

•

the other party has intentionally and materially breached certain obligations in the Acquisition Agreement concerning the solicitation of alternate transactions, holding a shareholder meeting to obtain the required shareholder approvals or, in the case of WuXi, making the required filings with the Grand Court to obtain the Grand Court’s sanction of the Acquisition;

•	the other party breaches any representation or warranty or fails to perform any covenant that would prevent satisfaction of the terminating party’s conditions to closing; or

•	the other party’s board of directors changes its recommendation to its shareholders to approve the Acquisition.

In addition, the Acquisition Agreement may be terminated by WuXi if, prior to the WuXi shareholder approval of the Scheme, the board of directors of WuXi authorizes WuXi to enter into a written agreement concerning a Superior Proposal (as defined below under “Part IV—Explanatory Memorandum—The Acquisition Agreement—Principal Covenants—No Solicitation”).

Termination Fees (page 59)

WuXi has agreed to pay a termination fee of $50 million in cash to Charles River if any of the following things happen:

•	Charles River terminates the Acquisition Agreement by reason of WuXi’s board of directors changing its recommendation to its shareholders to approve the Scheme;

•

Charles River terminates the Acquisition Agreement by reason of WuXi’s intentional and material breach of certain obligations in the Acquisition Agreement concerning the solicitation of alternate transactions, holding a shareholder meeting to obtain the required shareholder approvals or making the required filings with the Grand Court to obtain the Grand Court’s sanction of the Scheme;

•	WuXi terminates the Acquisition Agreement by reason of its board of directors authorizing it to enter into a written agreement concerning a Superior Proposal; or

•

(i) either party terminates the Acquisition Agreement by reason of WuXi’s failure to obtain its required shareholder approval or the Acquisition failing to close by the end date (except where the Financing Reverse Termination Fee or the Specified Regulatory Condition Reverse Termination Fee (each as defined below under “Part IV—Explanatory Memorandum—The Acquisition Agreement—Termination Fees”) is payable by Charles River), (ii) an acquisition proposal (as defined below under “Part IV—Explanatory Memorandum—The Acquisition Agreement—Principal Covenants—No Solicitation”) for WuXi had been made prior to termination and (iii) WuXi enters into a definitive agreement with respect to or consummates an Acquisition Proposal (for more than 50% of WuXi’s stock or assets) within 12 months of the termination.

Charles River has agreed to pay WuXi a reverse termination fee (in the amount specified below) in cash if any of the following things happen:

•	a fee of $50 million if WuXi terminates the Acquisition Agreement by reason of Charles River’s board of directors changing its recommendation to its shareholders;

•

a fee of $50 million if WuXi terminates the Acquisition Agreement by reason of Charles River’s intentional and material breach of certain obligations in the Acquisition Agreement concerning the solicitation of alternate transactions or holding a shareholder meeting to obtain the required shareholder approvals;

•

a fee of $50 million if (i) either party terminates the Acquisition Agreement by reason of the Acquisition failing to close by the end date (except where the Financing Reverse Termination Fee or the Specified Regulatory Condition Reverse Termination Fee is payable by Charles River), (ii) an Acquisition Proposal for Charles River had been made prior to termination and (iii) Charles River enters into a definitive agreement with respect to or consummates an Acquisition Proposal (for more than 50% of Charles River’s stock or assets) within 12 months of the termination;

•

a “Financing Reverse Termination Fee” of $75 million if (i) (x) either party terminates the Acquisition Agreement by reason of the Acquisition failing to close by the end date (except in circumstances in which the Specified Regulatory Condition Reverse Termination Fee is payable), (y) a Financial Market Event exists on the end date and all conditions to closing are satisfied or waived and (z) neither party exercises its right to extend the end date by 30 days or (ii) a party exercises its right to extend the end date by 30 days due to the existence of a Financial Market Event and the Acquisition Agreement is subsequently terminated for any reason;

•

a “Specified Regulatory Condition Reverse Termination Fee” of $75 million if (i) (x) either party terminates the Acquisition Agreement by reason of the Acquisition failing to close by the end date, (y) on the end date, all conditions to closing have been satisfied or waived except that (a) the Chinese antitrust authorities have notified Charles River that their approval is required to consummate the Acquisition and such approval has not been obtained or (b) the Chinese antitrust authorities have initiated an investigation with respect to the Acquisition that could reasonably be expected to have a Material Adverse Effect (as defined under “Part IV—Explanatory Memorandum—The Acquisition Agreement—Representations and Warranties”) on Charles River or WuXi and such investigation remains pending or (ii) either party terminates the Acquisition Agreement solely by reason of a final and nonappealable injunction, judgment, order or decree enjoining or otherwise prohibiting the consummation of the Acquisition under Chinese antitrust law; or

•

a fee of $25 million if either party terminates the Acquisition Agreement by reason of Charles River’s failure to obtain its required shareholder approval, and an additional $25 million if (i) an Acquisition Proposal for Charles River had been made prior to termination and (ii) Charles River enters into a definitive agreement with respect to or consummates an Acquisition Proposal (for more than 50% of Charles River’s stock or assets) within 12 months of the termination.

In no event shall Charles River be required to pay more than one termination fee to WuXi, except for the potential payment of two $25 million termination fees as described in the immediately preceding bullet point.

Treatment of WuXi Stock Options and Stock-Based Awards (page 48)

At the closing of the Acquisition, each outstanding option to purchase WuXi ordinary shares granted under any equity compensation plan or arrangement of WuXi, collectively referred to in this Scheme Document as WuXi stock options, whether or not exercisable or vested, will be converted into an option to purchase Charles River common stock on the same terms and conditions in effect at the closing and each unvested and outstanding WuXi restricted share unit will be converted into a restricted share unit with respect to Charles River common stock on the same terms and conditions in effect at the closing. The number of shares of Charles River common stock subject to each such converted stock option or restricted share unit will be determined by multiplying the number of WuXi ordinary shares subject to such stock option or restricted share unit by the equity award exchange ratio and rounding down to the nearest whole number of shares. The “equity award exchange ratio” is determined by dividing (i) the sum of (x) $1.40625 and (y) the product of the exchange ratio for the stock portion of the Scheme Consideration and the closing price of Charles River common stock on the last trading day before closing by (ii) the closing price of Charles River common stock on the last trading day before closing.

Governance After the Acquisition (page 63)

At the closing of the Acquisition, the Charles River board of directors will consist of 13 directors, 10 of whom will be the Charles River directors prior to the Acquisition and three of whom will be designated by WuXi. WuXi has selected Dr. Ge Li as one of its designees to the Charles River board and will select two other individuals prior to the closing. In connection with its two annual shareholder meetings following the closing, Charles River is required to include WuXi’s three designees (or, if Charles River’s Corporate Governance and Nominating Committee determines that any of them does not meet Charles River’s director qualification requirements, replacement nominees designated by Dr. Li) in its proxy statement as part of the “management slate” recommended for election to its board.

At the closing of the Acquisition, James C. Foster is expected to continue to be Chairman, President and Chief Executive Officer of the combined company and Dr. Li, currently Chairman and Chief Executive Officer of WuXi, is expected to be appointed Corporate Executive Vice President and President, Global Discovery and China Services, of the combined company. Thomas F. Ackerman is expected to continue as Chief Financial Officer of Charles River after the closing of the Acquisition.

Other Regulatory Approvals Required for the Acquisition (page 70)

The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to in this Scheme Document as the HSR Act, and the rules and regulations thereunder, provide that the Acquisition may not be completed until pre-merger notification filings have been made with the Federal Trade Commission and the Antitrust Division of the Department of Justice, and the specified waiting period thereunder has expired or is terminated. Even after the waiting period expires or is terminated, the Justice Department and the Federal Trade Commission retain the authority to challenge the Acquisition on antitrust grounds before or after the Acquisition is completed. Each of Charles River and WuXi filed a Pre-Merger Notification and Report Form for the Acquisition with the Federal Trade Commission and the Justice Department on May 11, 2010. Charles River voluntarily withdrew this May 11, 2010 Pre-Merger Notification and Report Form and refiled on June 10, 2010. The refiling is a procedural step to provide the staff at the Federal Trade Commission with an additional 30 days following the refiling to review the information submitted by Charles River and WuXi. The new waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on July 12, 2010, unless terminated earlier or extended by request for additional information.

Description of Capital Shares and Comparison of Rights (page 64)

In connection with the Scheme, you will receive, in addition to cash, new Charles River common stock. There are significant differences between your rights as holder of WuXi ordinary shares under Cayman Islands law and your rights as a holder of Charles River common stock under Delaware law. We discuss these differences under “Appendix G—Description of Capital Shares and Comparison of Rights.”

Delisting and Deregistration (page 63)

Upon completion of the Acquisition, WuXi ADSs will be delisted from the New York Stock Exchange, referred to in this Scheme Document as NYSE, and will be deregistered under the U.S. Securities Exchange Act of 1934 (as amended), referred to as in this Scheme Document as the Exchange Act.

Listing of Charles River Common Stock (page 63)

The shares of Charles River common stock to be issued to WuXi shareholders in the Acquisition will be listed on the NYSE.

Material U.S. Federal Income Tax Consequences (page 65)

Your receipt of Charles River common stock and cash in exchange for your WuXi ordinary shares (or WuXi ADSs) will be a taxable exchange for U.S. federal income tax purposes and may also be taxable under applicable state, local, foreign or other tax laws. For more information on the material U.S. federal income tax consequences of the Acquisition and of holding Charles River common stock, see “Part IV—Explanatory Memorandum—Material U.S. Federal Income Tax Consequences.”

Tax matters are very complex, and the tax consequences of the Scheme to you will depend on the facts of your own situation. It is recommended that you consult your tax advisor for a full understanding of the tax consequences of the Scheme to you.

Accounting Treatment (page 72)

The Acquisition will be accounted for as a purchase by Charles River under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of WuXi will be recorded, as of the date the Acquisition is completed, at their respective fair values and added to those of Charles River. Charles River’s financial statements issued after the completion of the Acquisition will reflect WuXi’s assets, liabilities and operating results after the completion of the Acquisition, but will not be restated retroactively to reflect the historical pre-closing financial position or results of operations of WuXi. Following the completion of the Acquisition, the earnings of the combined company will reflect the impact from fair value adjustments in purchase accounting, including amortization and depreciation expense for acquired assets and related tax benefits, and incremental stock-based compensation expense from the conversion of unvested stock options held by WuXi employees into Charles River stock options. In accordance with the applicable accounting rules, the goodwill resulting from the Acquisition will not be amortized, but will be reviewed for impairment at least annually, and to the extent goodwill is determined to be impaired in value, its carrying value will be written down to its implied fair value and a charge will be made to earnings in the amount of the write-down.

Selected Historical Consolidated Financial Data of Charles River

The following summary selected historical consolidated balance sheet data and consolidated statement of income data as of and for the years ended December 31, 2005 through December 26, 2009 have been derived from the audited consolidated financial statements of Charles River for those periods. The statement of income data for the three months ended March 27, 2010 and March 28, 2009 and the balance sheet data as of March 27, 2010 and March 28, 2009 have been derived from the unaudited condensed consolidated financial statements of Charles River for those periods. In the opinion of Charles River management, the unaudited condensed consolidated financial statements of Charles River for the three months ended March 27, 2010 and March 28, 2009 have been prepared on a basis consistent with its audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the three months ended March 27, 2010 are not necessarily indicative of the results that may be expected for the entire fiscal year of Charles River or the combined company.

The table below represents summary selected historical consolidated statements of income and consolidated balance sheet data of Charles River, and you should read it together with the historical financial statements and related notes contained in the Annual Report on Form 10-K for the year ended December 26, 2009 and the Quarterly Report on Form 10-Q for the period ended March 27, 2010 and other information that Charles River has filed with the Securities and Exchange Commission, or SEC, and incorporated by reference into this Scheme Document. See “Part IV—Explanatory Memorandum—Where You Can Find Additional Information,” beginning on page 72 of this Scheme Document.

	Charles River Laboratories International, Inc.
	Fiscal Year (1)					Three Months Ended
	2005	2006	2007	2008	2009	March 27, 2010	March 28, 2009
	(in thousands of U.S. dollars, except per share data)
Statement of Income Data
Net Sales	$993,328	$1,058,385	$1,230,626	$1,343,493	$1,202,551	$297,345	$301,526
Cost of products sold and services provided	603,624	651,778	752,435	832,784	773,183	197,428	193,306
Selling, general and administrative expenses	157,999	180,795	217,523	230,266	233,995	63,241	62,178
Goodwill impairment	—	—	—	700,000	—	—	—
Amortization of intangibles	47,011	37,639	33,509	30,312	28,447	7,174	6,149

Operating income (loss)	184,694	188,173	227,159	(449,869)	166,926	29,502	39,893
Interest income	3,695	6,836	9,683	8,691	1,777	397	629
Interest expense	(24,324)	(23,200)	(24,453)	(22,334)	(21,682)	(6,007)	(5,233)
Other, net	(177)	981	(1,448)	(5,930)	2,086	(411)	(262)

Income (loss) from continuing operations before income taxes	163,888	172,790	210,941	(469,442)	149,107	23,481	35,027
Provision for income taxes	16,261	48,164	56,677	56,174	39,725	6,481	10,158

Income (loss) from continuing operations, net of income tax	147,627	124,626	154,264	(525,616)	109,382	17,000	24,869
Income (loss) from discontinued businesses, net of tax	(3,790)	(181,004)	(3,146)	424	3,220	0	0

Net income (loss)	143,837	(56,378)	151,118	(525,192)	112,602	17,000	24,869
Net income (loss) attributable to noncontrolling interests	(1,838)	(1,605)	(470)	687	1,839	382	536

Net income (loss) attributable to common shareowners	$141,999	$(57,983)	$150,648	$(524,505)	$114,441	$17,382	$25,405

Common Share Data:
Earnings (loss) per common share
Basic
Continuing operations attributable to common shareowners	$2.09	$1.78	$2.30	$(7.80)	$1.70	$0.27	$0.39
Discontinued operations	$(0.05)	$(2.63)	$(0.05)	$0.01	$0.05	—	—
Net income (loss) attributable to common shareowners	$2.04	$(0.84)	$2.25	$(7.80)	$1.75	$0.27	$0.39
Diluted
Continuing operations attributable to common shareowners	$2.02	$1.76	$2.24	$(7.80)	$1.69	$0.26	$0.38
Discontinued operations	$(0.05)	$(2.59)	$(0.05)	$0.01	$0.05	—	—
Net income (loss) attributable to common shareowners	$1.96	$(0.83)	$2.19	$(7.80)	$1.74	$0.26	$0.38
Other Data:
Depreciation and amortization	$87,935	$82,586	$86,411	$91,290	$93,553	$24,262	$21,970
Capital expenditures	94,520	183,529	230,938	199,858	80,012	9,293	24,625
Balance Sheet Data (at end of period):
Cash and cash equivalents	$114,821	$175,380	$225,449	$243,592	$182,574	$222,199	$170,233
Working capital	107,910	241,762	299,587	317,141	345,828	366,523	301,847
Goodwill, net	1,097,590	1,119,309	1,120,540	457,578	508,235	504,702	454,770
Total assets	2,538,209	2,523,449	2,778,313	2,141,413	2,204,093	2,186,871	2,087,588
Total debt	296,090	489,284	437,902	515,332	492,832	474,093	509,222
Total shareowners’ equity	1,827,013	1,643,892	1,905,390	1,241,286	1,375,243	1,385,761	1,218,038

(1)	Charles River’s fiscal year consists of the 12 months ending on the last Saturday on, or prior to, each December 31.

Selected Historical Consolidated Financial Data of WuXi

The following selected consolidated income statement data relating to WuXi for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from WuXi’s audited consolidated financial statements included in WuXi’s Annual Report on Form 20-F for the year ended December 31, 2009. The selected consolidated income statement data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 were derived from WuXi’s audited consolidated financial statements, which are not included in WuXi’s Annual Report on Form 20-F. You should read the selected consolidated financial data in conjunction with WuXi’s audited financial statements and the accompanying notes included in WuXi’s Annual Report on Form 20-F, including Item 5 of such Annual Report on Form 20-F, “Operating and Financial Review and Prospects.” WuXi’s audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The following selected consolidated income statement data for WuXi for the quarters ended March 31, 2009 and 2010, and the selected consolidated balance sheet data as of March 31, 2009 and 2010, have been extracted without audit from the unaudited consolidated balance sheets and the unaudited condensed consolidated statements of operations set forth in WuXi’s Reports on Form 6-K furnished to the SEC on May 15, 2009 and May 12, 2010. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of WuXi’s expected results for the full year or for any future period.

	Year Ended December 31,					Three Months Ended
	2005	2006	2007	2008	2009	March 31, 2009	March 31, 2010
	(in millions of U.S. dollars, except per share data)
Consolidated Income Statement Data
Net revenues
Laboratory services	$29.4	$59.8	$102.4	$205.0	$249.9	$56.6	$67.0
Manufacturing services	4.4	10.1	32.8	48.5	20.1	2.5	13.6

Total	33.8	69.9	135.2	253.5	270.0	59.1	80.6

Cost of revenues
Laboratory services	(12.8)	(26.5)	(52.4)	(124.7)	(145.2)	(33.8)	(39.3)
Manufacturing services	(2.7)	(9.1)	(19.9)	(32.4)	(16.5)	(2.0)	(10.9)

Total	(15.5)	(35.6)	(72.3)	(157.1)	(161.7)	(35.8)	(50.2)

Gross profit	18.3	34.3	62.9	96.4	108.3	23.3	30.4

Operating expenses:
Selling and marketing expenses	(1.0)	(1.9)	(2.4)	(7.4)	(7.5)	(1.3)	(2.3)
General and administrative expenses	(8.5)	(22.3)	(30.3)	(49.4)	(48.8)	(11.7)	(10.7)
Impairment charges	—	—	—	(60.5)	—

Total	(9.5)	(24.2)	(32.7)	(117.3)	(56.3)	(13.0)	(13.0)

Operating income (loss)	8.8	10.1	30.2	(20.9)	52.0	10.3	17.4

Other income, net	(0.3)	*	2.4	1.1	6.8	3.4	0.2
Interest expense	(1.3)	(1.1)	(1.2)	(1.4)	(1.0)	(0.3)	(0.1)
Interest income	*	0.3	4.0	2.3	1.1	0.2	0.2

Income (loss) from continuing operations before income taxes	7.2	9.3	35.4	(18.9)	58.9	13.6	17.7
Income tax (expense) benefit	(1.1)	(0.4)	(1.5)	4.0	(5.5)	(1.9)	(2.2)

Net income (loss) from continuing operations(1)	6.1	8.9	33.9	(14.9)	53.4	11.7	15.5
Income (loss) on discontinued operations	—	—	—	(49.3)	(0.5)	—	—

Net income (loss)	$6.1	$8.9	$33.9	$(64.2)	$52.9	$11.7	$15.5

Basic earnings (loss) per share from continuing operations	$(0.00)	$(0.15)	$0.07	$(0.03)	$0.10	$0.02	$0.03

Basic loss per share on discontinued operations—net of tax	—	—	—	$(0.10)	$0.00	—	—

	Year Ended December 31,					Three Months Ended
	2005	2006	2007	2008	2009	March 31, 2009	March 31, 2010
	(in millions of U.S. dollars, except per share data)
Basic earnings (loss) per share	$(0.00)	$(0.15)	$0.07	$(0.13)	$0.10	$0.02	$0.03

Diluted earnings (loss) per share from continuing operations	$(0.00)	$(0.15)	$0.05	$(0.03)	$0.09	$0.02	$0.03

Diluted loss per share on discontinued operations—net of tax	—	—	—	$(0.10)	$0.00	—	—

Diluted earnings (loss) per share	$(0.00)	$(0.15)	$0.05	$(0.13)	$0.09	$0.02	$0.03

Dividends declared per ordinary share	$(0.01)	$(0.02)	—	—	—	—	—

Cost of revenues	$0.4	$0.5	$2.1	$3.0	$2.7	$0.6	$0.9
Selling expenses	—	—	—	—	0.1	—	0.0
General and administrative expenses	2.7	7.9	8.6	10.0	7.4	1.4	1.4
Consolidated Balance Sheet Data
Cash and cash equivalents	$4.9	$9.7	$213.6	$56.6	$80.5	$101.9	$74.4
Total current assets	14.5	36.7	261.9	129.8	174.2	163.9	176.9
Total assets	40.9	85.7	343.8	336.4	407.3	376.9	411.8
Total current liabilities	18.4	30.6	45.6	58.8	80.3	85.7	66.8
Total liabilities	23.6	37.5	92.4	105.5	127.2	132.4	113.6
Mezzanine equity	6.1	49.1	—	—	—	—	—
Total shareholders’ equity (deficit)	11.2	(0.9)	251.4	230.9	280.1	244.5	298.2
Total liabilities, mezzanine equity and shareholders’ equity	40.9	85.7	343.8	336.4	407.3	376.9	411.8

*	Less than $50,000
(1)	Includes share-based compensation charges of $3.1 million, $8.4 million, $10.7 million, $13.0 million and $10.2 million in 2005, 2006, 2007, 2008 and 2009, respectively, allocated as follows:

Exchange Rate Information

A majority of WuXi’s business is conducted in China, and some of its net revenues and a majority of its expenses are denominated in Renminbi. However, periodic reports made to WuXi’s shareholders are expressed in U.S. dollars using the then-current exchange rates. This Scheme Document contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all transactions from Renminbi into U.S. dollars and from U.S. dollars to Renminbi in this Scheme Document were made at a rate of RMB 6.8282 to $1.00 in effect as of December 31, 2009. The exchange rate as of May 14, 2010 was RMB 6.8263 to $1.00. Charles River and WuXi make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign-currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Scheme Document or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period-End	Average(1)	Low	High
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8328	6.8470	6.8201
October 2009	6.8264	6.8267	6.8292	6.8248
November 2009	6.8265	6.8271	6.8300	6.8255
December 2009	6.8259	6.8275	6.8299	6.8244
January 2010	6.8268	6.8269	6.8295	6.8258
February 2010	6.8258	6.8285	6.8330	6.8258
March 2010	6.8258	6.8262	6.8270	6.8254
April 2010	6.8247	6.8255	6.8275	6.8229
May 2010	6.8305	6.8275	6.8310	6.8245
June 2010 (through June 25, 2010)	6.7911	6.8227	6.8323	6.7911

Source:	Exchange rate supplied by the Federal Reserve Bank of New York for the years from 2005 to 2008, and by the H.10 Statistical Release of the Federal Reserve Board for 2009 and 2010.
(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

Selected Unaudited Pro Forma Condensed Consolidated Financial Data

The Acquisition will be accounted for under the purchase method of accounting, which means that the assets and liabilities of WuXi will be recorded, as of completion of the Acquisition, at their fair values and added to those of Charles River. For a more detailed description of purchase accounting, see “Part IV—Explanatory Memorandum—Anticipated Accounting Treatment.”

We have presented below selected unaudited pro forma combined financial information that is intended to provide you with a better picture of what the businesses might have looked like had Charles River and WuXi actually been combined. The unaudited pro forma combined balance sheet combines the historical consolidated balance sheets of Charles River and of WuXi as of March 27, 2010 and March 31, 2010, respectively, giving effect to the Acquisition as if it occurred on March 27, 2010. The unaudited pro forma combined statements of income combine the historical consolidated statements of income of Charles River and of WuXi for the year ended December 26, 2009 and December 31, 2009, respectively, and the three months ended March 27, 2010 and March 31, 2010, respectively, giving effect to the Acquisition as if it occurred on December 28, 2008. The combined financial information would have been different, perhaps materially, had the companies actually been combined as of that date. The selected unaudited pro forma combined financial information does not reflect the effect of asset dispositions, if any, or cost savings that may result from the Acquisition. You should not rely on the selected unaudited pro forma combined financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the Acquisition. The following selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Statements and related notes included in this Scheme Document.

Unaudited Pro Forma Combined Statement of Income Data:

	Fiscal Year Ended December 26, 2009	Three Months Ended March 27, 2010
	(in thousands of U.S. dollars, except per share data)
Net sales	$1,470,812	$377,484
Cost of products sold and services provided	932,118	247,606
Selling, general and administrative expenses	291,720	77,905
Amortization of identifiable intangibles	71,047	20,274
Operating income	175,927	31,699
Interest income	2,902	595
Interest expense	(57,502)	(14,099)
Other, net	8,862	(228)
Income before income taxes and minority interests	130,189	17,967
Provision for income taxes	31,493	4,550
Income from continuing operations	98,696	13,417
Earnings per common share from continuing operations attributable to common shareowners:
Basic	$1.20	$0.16
Diluted	1.15	0.16

Unaudited Pro Forma Combined Balance Sheet Data:

As of March 27, 2010
(in thousands of U.S. dollars)
Cash and cash equivalents	$187,465
Working capital	379,740
Total assets	3,906,681
Total debt	1,256,455
Total equity	2,140,060

Comparative Per Share Data

The following table sets forth selected historical earnings per share, book value per share and dividends per share information of Charles River and WuXi and unaudited pro forma combined earnings per share, book value per share and dividends per share information after giving effect to the Acquisition, assuming that the Acquisition had occurred on March 27, 2010. You should read this information in conjunction with the selected historical financial information included elsewhere in this Scheme Document and the historical financial statements of Charles River and WuXi and related notes that are incorporated in this Scheme Document by reference. See “Part IV—Explanatory Memorandum—Where You Can Find Additional Information,” beginning on page 72 of this Scheme Document.

The historical earnings per share and dividends per share information for fiscal year 2009 is derived from audited consolidated financial statements of Charles River and WuXi as of and for the year ended December 26, 2009 and December 31, 2009, respectively. The historical earnings per share, book value per share and dividends per share information for the three months ended March 27, 2010 is derived from unaudited condensed consolidated financial statements of Charles River and WuXi as of and for the three months ended March 27, 2010 and March 31, 2010, respectively. The unaudited pro forma combined earnings per share, book value per share and dividends per share information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Statements and related notes included in this Scheme Document. The unaudited pro forma equivalent earnings per share, book value per share and dividends per share information of WuXi is calculated as the unaudited pro forma combined earnings per share, book value per share and dividends per share of Charles River multiplied by the exchange ratio of 0.0324 (which would have been the exchange ratio had the Acquisition been completed on March 27, 2010).

	Charles River		WuXi
	Historical	Unaudited Pro Forma Combined	Historical	Unaudited Pro Forma Equivalent
	Year Ended December 26, 2009		Year Ended December 31, 2009
Basic earnings per share from continuing operations attributable to common shareowners	$1.70	$1.20	$0.10	$0.04
Diluted earnings per share from continuing operations attributable to common shareowners	$1.69	$1.15	$0.09	$0.04
Dividends	—	—	—	—

	Charles River		WuXi
	Historical	Unaudited Pro Forma Combined	Historical	Unaudited Pro Forma Equivalent
	Three Months Ended March 27, 2010		Three Months Ended March 31, 2010
Basic earnings per share	$0.27	$0.16	$0.03	$0.01
Diluted earnings per share	$0.26	$0.16	$0.03	$0.01
Book value per share	$20.91	$25.21	$0.54	$0.82
Dividends	—	—	—	—

Comparative Market Price Information

The table below sets forth the closing sale prices of Charles River common stock and WuXi ADSs as reported on the NYSE on April 23, 2010, the last trading day prior to the public announcement of the Acquisition, and on June 25, 2010, the most recent practicable trading day prior to the date of this Scheme Document.

The table also shows the implied value of one WuXi ordinary share, which we calculated by adding the cash portion of the Scheme Consideration, or $1.40625, to the product of the closing price of Charles River common stock on those dates and the exchange ratio which would have been in effect had the Acquisition taken place on those dates, assuming that the closing price on those dates were equal to the 20 day weighted average closing price of Charles River common stock on those dates.

The market prices of Charles River common stock and WuXi ordinary shares will fluctuate between the date of this Scheme Document and the time of the special meeting or the completion of the Acquisition. No assurance can be given concerning the market prices of Charles River common stock or WuXi ordinary shares before the completion of the Acquisition or the market price of Charles River common stock after the completion of the Acquisition.

	Closing Price of Charles River Common Stock	Closing Price of WuXi ADSs	Closing Price of WuXi Ordinary Shares(1)	Implied Value of WuXi ADSs	Implied Value of WuXi Ordinary Shares
April 23, 2010	$39.77	$16.57	$2.07	$21.25	$2.66
June 25, 2010	$35.44	$16.26	$2.03	$20.78	$2.60

(1)	Market price data for WuXi ordinary shares is determined by dividing the quoted price of WuXi ADSs on the NYSE as of the relevant date by eight (the number of WuXi ordinary shares underlying each WuXi ADS).

See “Part IV—Explanatory Memorandum—Comparative Market Prices and Dividends ”

on page 64 of this Scheme Document for additional market price information.

PART IV — EXPLANATORY MEMORANDUM

This Explanatory Memorandum constitutes the statement required under Order 102, rule 20(4)(e) of the Rules of the Grand Court of the Cayman Islands 1995 (revised).

The following discussion contains material information pertaining to the Scheme and the terms of the Acquisition, of which the Scheme is a part. This discussion is subject and qualified in its entirety by reference to the Scheme, the terms of which are included as Appendix A to this Scheme Document, and the Acquisition Agreement, included as Appendix C to this Scheme Document. We urge you to read and review the entire Scheme and Acquisition Agreement, as well as the discussion in this Scheme Document.

A number of capitalized terms used in this Scheme Document are defined under “Scheme Document Definitions” in Appendix I to this Scheme Document.

1. INTRODUCTION

The WuXi board of directors has unanimously approved the Acquisition Agreement pursuant to which Charles River will acquire WuXi.

The Acquisition is proposed to be implemented by means of the Scheme. The Scheme provides for the transfer of all WuXi ordinary shares, including all WuXi ordinary shares represented by WuXi ADSs, to Charles River, as a result of which WuXi will become a wholly-owned subsidiary of Charles River. In consideration, holders of WuXi ordinary shares will receive a combination of cash and new Charles River common stock as further described below.

The Scheme Meeting has been convened at the direction of the Grand Court at which WuXi shareholders will be asked to consider and vote on the Scheme.

The purpose of this Explanatory Memorandum is to explain the terms of the Scheme and the overall Acquisition of which the Scheme is a part and to provide you with other relevant information in order to enable you to make an informed decision about the proposal to approve the Scheme.

2. INFORMATION ON THE COMPANIES

WuXi

WuXi is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. WuXi provides a broad and integrated portfolio of laboratory and manufacturing services throughout the R&D process to its customers, which include many of the world’s premier pharmaceutical, biotechnology and medical device companies. WuXi’s services are designed to assist its global customers in shortening the time and lowering the cost of pharmaceutical and medical device R&D by providing cost-effective and efficient outsourcing solutions. WuXi has more than 800 customers, including most of the largest pharmaceutical companies by revenues, many of whom have presented WuXi with awards for performance and continue to come back to WuXi for additional and integrated projects.

Since its founding in 2001, WuXi’s core business has been to provide discovery chemistry services to synthesize small molecules at the beginning of the drug discovery process. Discovery chemistry continues to represent a large majority of revenues for WuXi’s China-based laboratory services segment. In recent years, WuXi has added other services, including discovery biology, safety pharmacology, DMPK, bioanalytical services, manufacturing process R&D, clinical-trial-scale manufacturing, formulation and toxicology. The acquisition of AppTec Laboratory Services, Inc. expanded WuXi’s capabilities beyond small molecules to large-molecule biologics and medical devices. WuXi continues broadening customer relationships with its expanded capabilities and integrated services.

WuXi is well-positioned to capitalize on the global trend of R&D outsourcing by emphasizing its experience, capabilities, quality, responsiveness, protection of customer intellectual property and reliability. WuXi’s primary China-based facilities include a 1,006,000 square-foot R&D center in the Waigaoqiao Free Trade Zone in Shanghai, a 71,000 square-foot small-scale cGMP clinical manufacturing facility and a new 222,000 square-foot large-scale cGMP manufacturing plant in the Jinshan area of Shanghai, a 253,000 square-foot R&D center focused on discovery chemistry in Tianjin and a 314,000 square-foot preclinical toxicology facility in Suzhou. A portion of the toxicology facility began operations in the second half of 2009, and the remaining area is expected to be opened later based on business demand. WuXi’s large-scale cGMP manufacturing facility is expected to open in the first half of 2010. WuXi’s acquisition of AppTec established a U.S. presence with know-how in biologics and medical device testing, including three FDA-registered facilities. These U.S. facilities include an 82,000 square-foot R&D and manufacturing facility in St. Paul, Minnesota, a 51,000 square-foot testing facility in Atlanta, Georgia and a 75,000 square-foot R&D and testing facility in Philadelphia, Pennsylvania. Approximately 19,000 square feet of space in the Philadelphia facility used for biologics manufacturing operation was discontinued in December 2008. The space is available for future growth of biologics testing services.

Please see “Part III—Summary—Selected Historical Consolidated Financial Data of WuXi” for selected financial information about WuXi. For further discussion about WuXi’s business segments, financial information and other relevant information, please see our Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the SEC, and which is incorporated by reference into this Scheme Document. See “—Where You Can Find Additional Information” beginning on page 72 of this Scheme Document.

Charles River

Charles River is a leading global provider of solutions which accelerate the drug discovery and development process, including research models and associated services and outsourced preclinical services. Charles River provides products and services to global pharmaceutical companies and biotechnology companies, as well as government agencies and leading hospitals and academic institutions throughout the world in order to bring drugs to market faster and more efficiently. Employing approximately 8,000 people, including approximately 500 professionals with advanced degrees, including Ph.D.s, D.V.M.s and M.D.s, Charles River has approximately 70 facilities in 16 countries. Charles River’s broad portfolio of products and services enables customers to reduce costs, increase speed in bringing products to market and enhance their productivity and effectiveness in drug discovery and development.

Research Models and Services

Charles River has been supplying research models to the drug development industry since 1947. With approximately 150 different strains, Charles River continues to maintain its position as the global leader in the production and sale of the most widely used rodent research model strains, principally genetically and virally defined purpose-bred rats and mice. It also provides a variety of related services that are designed to assist its customers in supporting the use of research models in drug development. With multiple facilities located on three continents (North America, Europe and Asia (Japan)), Charles River maintains production centers, including a total of approximately 180 barrier rooms or isolator facilities, strategically located near its customers. In 2009, RMS accounted for 55% of Charles River’s total net sales and approximately 45% of its employees, including approximately 130 science professionals with advanced scientific degrees.

Charles River’s Research Models and Services segment is comprised of (i) Research Models, (ii) Research Model Services and (iii) other related products and services. Charles River currently offers four major categories of research models and services: Genetically Engineered Models and Services, Consulting and Staffing Services, Research Animal Diagnostic Services, and Discovery and Imaging Services. Included in other related products and services is Charles River’s in vitro products business (testing for endotoxin contamination) and avian vaccine services.

Preclinical Services

Charles River is one of the two largest providers of preclinical services worldwide and offers particular expertise in the design, execution and reporting of general and specialty toxicology studies, especially those dealing with innovative therapies and biologicals. Charles River currently provides preclinical services at multiple facilities located in the United States, Canada, Europe and Asia (China). Charles River’s PCS segment represented 45% of its total net sales in 2009 and employed 51% of its employees including approximately 375 science professionals with advanced scientific degrees. Charles River currently offers the following preclinical services, in which Charles River includes both in vivo and in vitro studies, supportive laboratory services and strategic preclinical consulting and program management to support product development from inception to proof of concept: toxicology; pathology services; bioanalysis, pharmacokinetics and drug metabolism; discovery support; biopharmaceutical services; and phase I clinical trials in healthy, normal and special populations.

Please see “Part III—Summary—Selected Historical Consolidated Financial Data of Charles River” for selected financial information about Charles River. For further discussion about Charles River’s business segments, financial information and other relevant information, please see Charles River’s Annual Report on Form 10-K for the year ended December 26, 2009 and Charles River’s Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2010, each of which is on file with the SEC, and each of which is incorporated by reference into this Scheme Document. See “—Where You Can Find Additional Information” beginning on page 72 of this Scheme Document.

3. SCHEME AND SCHEME CONSIDERATION

Scheme

The acquisition of WuXi by Charles River is proposed to be implemented by means of the Scheme. The Scheme provides for the transfer of all WuXi ordinary shares outstanding at the Effective Time to Charles River, as a result of which WuXi will become a wholly-owned subsidiary of Charles River.

Scheme Consideration

If the Scheme becomes effective, holders of WuXi ordinary shares will have the right to receive, for each ordinary share held by such holder:

•	$1.40625 in cash, without interest; and

•	a number of shares of Charles River common stock based on an exchange ratio to be determined at the closing of the Acquisition.

For holders of WuXi ADSs (each representing eight WuXi ordinary shares), this is equivalent to, for each ADS held by such holder:

•	$11.25 in cash, without interest; and

•	a number of shares of Charles River common stock based on an exchange ratio to be determined at the closing of the Acquisition.

The exchange ratio will be determined by dividing $1.25 in the case of each WuXi ordinary share (or $10.00 in the case of each WuXi ADS) by the weighted average daily closing price of Charles River common stock on the NYSE for the 20 trading days ending on the second business day prior to closing, which is referred to as the Charles River Average Price. However, if the Charles River Average Price is equal to or greater than $43.1726, the exchange ratio will be fixed at 0.0290 of a share of Charles River common stock for each WuXi ordinary share (equivalent to 0.2320 of a share of Charles River common stock in the case of each WuXi ADS), and if the Charles River Average Price is equal to or less than $37.1486, the exchange ratio will be fixed at 0.0336 of a share of Charles River common stock for each WuXi ordinary share (equivalent to 0.2688 of a share of Charles River common stock in the case of each WuXi ADS).

As a result of the transfer of WuXi ordinary shares to Charles River pursuant to the Scheme, Charles River will become the sole legal and beneficial owner of all outstanding WuXi ordinary shares free and clear of any liens. Each WuXi ordinary share owned by Charles River immediately prior to the Effective Time will not be transferred and instead will remain held by Charles River.

Fractional shares of new Charles River common stock will not be issued. In lieu of any fractional shares, holders of WuXi ordinary shares and/or WuXi ADSs will receive cash (without interest), which payment will represent such holder’s proportionate interest in the net proceeds from the sale by the exchange agent on behalf of such holder of the aggregate fractional shares of Charles River common stock that such holder otherwise would be entitled to receive.

If, during the period between the date of the Acquisition Agreement and the Effective Time, any change in the outstanding shares of capital stock of WuXi or Charles River shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period (but excluding any change that results from any exercise of the WuXi stock options or restricted share units), the Scheme Consideration will be appropriately adjusted.

No dividends will be declared or paid on WuXi ordinary shares prior to their transfer under the Scheme.

The new Charles River common stock will be issued as fully paid and non-assessable and will rank pari passu in all respects with existing Charles River common stock, including the right to all dividends and the distributions declared or made after the Effective Time. The new Charles River common stock will be issued free from all liens.

4. SCHEME MEETING

Date, Time and Place of the Scheme Meeting

The Scheme Meeting will be held at the offices of Maples and Calder, 53rd Floor, The Center, 99 Queen’s Road Central, Hong Kong on August 5, 2010 at 10:00 a.m. (PRC time).

The notice which convenes the Scheme Meeting is included as Appendix B to this Scheme Document.

Purpose of the Scheme Meeting

The Scheme Meeting will be held for the purpose of considering and, if thought fit, approving the Scheme.

Record Date for the Scheme Meeting

The Company has fixed the close of business on June 30, 2010 (Cayman Islands time) as the record date for determining the holders of WuXi ordinary shares entitled to vote at the Scheme Meeting. Holders of WuXi ordinary shares are those holders whose names appear in the register of members of WuXi. Only holders whose names appear in the register of members of WuXi as of the record date are entitled to notice of and to vote at the Scheme Meeting or any adjournment or postponement of the Scheme Meeting.

Each WuXi ordinary share is entitled to one vote.

Votes Required

The implementation of the Scheme requires the affirmative vote of at least a majority in number of holders of WuXi ordinary shares who vote, representing at least 75% in value of the WuXi ordinary shares voted, either in person or by proxy, at the Scheme Meeting.

Shares Beneficially Owned by Certain Directors and Executive Officers

As of June 14, 2010, directors and executive officers of WuXi and their affiliates, as a group, beneficially owned or otherwise had the right to vote 56,329,720 WuXi ordinary shares, or approximately 10.11% percent of the outstanding WuXi ordinary shares entitled to be voted at the Scheme Meeting. At that date, directors and executive officers of Charles River and their affiliates, including Charles River, did not beneficially own or otherwise have the right to vote any WuXi ordinary shares. To WuXi’s knowledge, the directors and executive officers of WuXi and their affiliates intend to vote their WuXi ordinary shares in favor of approval of the Scheme. See “Appendix F—Stock Beneficial Ownership of Certain Beneficial Owners and Management.”

How the Vote Is Counted

The “majority in number” requirement will be met if the number of holders of WuXi ordinary shares voting in favor of the Scheme exceeds the number of holders voting against the Scheme. Each holder of WuXi ordinary shares, present and voting in person or by proxy, will be counted as a single shareholder, regardless of the number of shares voted by that shareholder. If a holder elects to vote a portion of such holder’s WuXi ordinary shares in favor of the proposal, and a portion against the proposal, then that holder will be counted as one shareholder voting in favor of the proposal and as one shareholder voting against the proposal, thereby effectively canceling out that holder’s vote for the purposes of the “majority in number” calculation.

The “75% in value” requirement will be met if the total value of WuXi ordinary shares being voted in favor of the Scheme is at least 75% of the total value of the WuXi ordinary shares voted at the Scheme Meeting.

As holders of WuXi ADSs are not registered holders of WuXi ordinary shares, the votes of holders of WuXi ADSs will be counted only towards the requisite “majority in value” requirement for purposes of approving the Scheme and not towards the “majority in number” requirement (the depositary of our ADS program is the registered holder for this purpose).

Under NYSE rules, brokers who hold shares in street name for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners, but are precluded from exercising their voting discretion with respect to proposals for “non-routine” matters. Proxies submitted by brokers without instructions from customers for these non-routine matters are referred to as “broker non-votes.” The proposal to approve the Scheme is a non-routine matter under NYSE rules.

A broker non-vote on the Scheme proposal has the effect of a vote not being cast with respect to the relevant shares in relation to the proposal. As a consequence, such shares will not be considered when determining whether the “75% in value” requirement of the Scheme has been met.

No Appraisal Rights

Under Cayman Islands law, none of the holders of WuXi ordinary shares has any right to an appraisal of the value of their shares or payment for them in connection with the Scheme.

However, holders of WuXi ordinary shares (including any holder of WuXi ADSs that gives voting instructions to a broker or other financial intermediary that subsequently votes at the Scheme Meeting) should note that they are entitled to appear in person or by counsel at the Grand Court hearing on August 16, 2010 at which WuXi will seek the sanction of the Scheme.

Actions to Be Taken

Holders of WuXi ordinary shares

If you are a holder of WuXi ordinary shares as at the Scheme Meeting record date, you may vote in person or by proxy at the Scheme Meeting.

A form of proxy for use at the Scheme Meeting is enclosed. Whether or not you expect to attend the Scheme Meeting in person, your shares should be represented and voted. To vote your WuXi ordinary shares, you must sign and date the enclosed form of proxy in accordance with the instructions printed on it and promptly return the form of proxy (together with any power of attorney or other authority under which it is signed). The form of proxy can be lodged by hand or by mail (in the self-addressed envelope that we have included for your convenience) to the attention of Harry He, Legal Department, WuXi PharmaTech (Cayman) Inc., 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China or by facsimile to (8621) 5046-3718. The form of proxy should be lodged as soon as possible and by no later than 48 hours before the Scheme Meeting. If the form of proxy is not so lodged, it may also be handed to the Chairman of the Scheme Meeting at the Scheme Meeting, who will have absolute discretion as to whether or not to accept it.

Returning the completed form of proxy will not preclude you from attending the Scheme Meeting and voting in person if you so wish. In such event, the returned proxy will be deemed to have been revoked.

You may revoke your proxy before it is exercised by delivering a written notice revoking the proxy, or by subsequently filing another proxy bearing a later date, or by attending the Scheme Meeting and voting in person. A written notice of revocation must be delivered to the attention of Harry He, WuXi PharmaTech (Cayman) Inc., Legal Department, 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

In the case of joint holders of record the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of WuXi.

Holders of WuXi ADSs

Holders of WuXi ADSs cannot vote at the Scheme Meeting directly but may instruct the depositary how to vote the WuXi ordinary shares underlying their WuXi ADSs at the Scheme Meeting.

The depositary has advised us that it intends to mail to all holders of WuXi ADSs this Scheme Document, including the accompanying Notice of Scheme Meeting, and a voting instruction card. If you wish the depositary, through its nominee or nominees, to vote or execute a proxy to vote the WuXi ordinary shares represented by your WuXi ADSs in favor or against the Scheme, you must execute and forward to the depositary the voting instruction card. In order to be valid, the voting instruction card must be forwarded in sufficient time to reach the depositary as soon as possible and by no later than 12:00 p.m. (New York City time) on August 2, 2010. An enclosed postage paid envelope is provided for this purpose.

If you hold the ADSs through your broker or other financial intermediary, you may receive additional voting instructions from your broker or other financial intermediary. In such case, please follow those instructions.

The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion in respect of the WuXi ordinary shares underlying your WuXi ADSs.

FAILURE TO RETURN THE PROXY OR THE VOTING INSTRUCTION CARD MAY JEOPARDIZE THE PROSPECTS OF THE SCHEME BEING APPROVED AND THE ACQUISITION BEING COMPLETED. HOLDERS OF WUXI ORDINARY SHARES AND WUXI ADSS ARE, THEREFORE, STRONGLY URGED TO COMPLETE, SIGN AND RETURN THEIR PROXY OR THE VOTING INSTRUCTION CARD (AS APPLICABLE) AS SOON AS POSSIBLE.

Shareholder Questions

If you have any questions about the Scheme, the Acquisition or the voting of your WuXi ordinary shares or ADSs, you should call MacKenzie Partners, WuXi’s proxy solicitors, toll-free at 1-800-322-2885, or collect at 1-212-929-5500. You can also contact the WuXi investor relations department at 1-201-585-2048 or by email at ir@wuxiapptec.com.

5. CAYMAN COURT SANCTION

Grand Court Hearing

The Scheme cannot be completed without the sanction of the Grand Court. Subject to the requisite shareholder approval of the Scheme, a hearing by the Grand Court will be required to seek the sanction of the Scheme. The hearing by the Grand Court to sanction the Scheme will be held on August 16, 2010 in the Cayman Islands. Holders of WuXi ordinary shares who voted at the Scheme Meeting are entitled, should they wish to do so, to attend the hearing in person or through counsel.

The Grand Court, in considering whether to exercise its discretion and sanction the Scheme, will determine, among other things, whether the result of the vote at the Scheme Meeting fairly reflects the view of holders of WuXi ordinary shares as a class and whether an intelligent and honest person acting in respect of their interests in WuXi ordinary shares might reasonably approve the Scheme.

Modifications to the Scheme

The Scheme contains a provision for WuXi and Charles River to jointly consent (on behalf of all persons concerned) to any modification of, or addition to, the Scheme that may be imposed by the Grand Court or that may otherwise be proposed by WuXi or Charles River. The Grand Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of holders of WuXi ordinary shares, unless such holders were informed of any such modification, addition or condition. It would be for the Grand Court to decide, in its discretion, whether or not a further meeting of shareholders should be held in those circumstances.

6. EFFECTIVE TIME OF THE SCHEME AND CLOSING OF THE ACQUISITION

Effective Time; Closing

The Scheme will become effective in accordance with its terms as soon as a copy of the order of the Grand Court sanctioning the Scheme has been filed by WuXi with the Cayman Islands Registrar of Companies. Our filing of the order, however, only will be made in conjunction with the closing date of the Acquisition, which is subject to the satisfaction or waiver of all other conditions to the consummation of the Acquisition under the Acquisition Agreement. We expect to complete the Acquisition by the fourth quarter of 2010. In the event the other conditions to the Acquisition are not satisfied, the Acquisition may be abandoned or delayed, even after approval of the Scheme by our shareholders and the Grand Court. See “Part IV—Explanatory Memorandum—The Acquisition Agreement—Principal Conditions to Completion of the Acquisition.”

Binding Effect of the Scheme

If the Scheme becomes effective, it will be binding on all holders of WuXi ordinary shares, irrespective of whether or not they attended or voted in favor of or against the Scheme at the Scheme Meeting.

7. SETTLEMENT

Following the closing of the Acquisition, Charles River will make available to Computershare, Inc., acting as exchange agent, the shares of Charles River common stock and cash that are issuable or payable (as the case may be) pursuant to the Scheme. We refer to these amounts as the Scheme Consideration.

Cash deposited with the exchange agent to pay the cash portion of the Scheme Consideration will be deposited in a separate fund established for the benefit of WuXi shareholders.

As soon as reasonably practicable after the closing of the Acquisition, the exchange agent will mail to each holder of WuXi ordinary shares an instruction letter requesting each shareholder to provide the name and address of the recipient of the Scheme Consideration in respect of the WuXi ordinary shares held by such holder. Once a holder of WuXi ordinary shares has delivered a duly completed and executed instruction letter to the exchange agent, such holder will be entitled to receive the Scheme Consideration in respect of each WuXi ordinary share transferred by such holder to Charles River pursuant to the Scheme. The shares of Charles River common stock so issued will be in uncertificated book-entry form.

In the case of WuXi ADSs, holders of WuXi ADSs will provide an instrument of transfer directly to the exchange agent (and not to the depositary), together with a duly completed and executed instruction letter, in exchange for the transfer to them of the Scheme Consideration. Holders of WuXi ADSs will not be charged any fees upon such transfer and exchange of WuXi ADSs for the Scheme Consideration. Any such fees will be borne by WuXi.

Holders of WuXi ordinary shares will not be entitled to receive any dividends or other distributions payable by Charles River with respect to those shares of Charles River common stock, or cash in lieu of fractional shares, until the applicable instruction letter is surrendered. Upon surrender, those holders will receive accumulated dividends and distributions, without interest, together with cash in lieu of fractional shares.

Promptly after the closing of the Acquisition, the depositary will send each holder of WuXi ADSs a notice that the deposit agreement will terminate after 30 days of such notice. After the closing of the Acquisition, each WuXi ADR evidencing WuXi ADSs will represent only the right to receive its share of the Scheme Consideration in exchange therefor.

The exchange agent and Charles River will be entitled to deduct and withhold from the Scheme Consideration such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable law.

Except as required by applicable law, any portion of the Scheme Consideration made available to the exchange agent that remains unclaimed by any WuXi shareholder 12 months after the closing of the Acquisition will be returned to Charles River, upon demand, and any WuXi shareholder who has not claimed the Scheme Consideration prior to that time must thereafter look only to Charles River for payment of the Scheme Consideration and any cash in lieu of fractional shares thereof, without interest.

8. RISK FACTORS

In addition to the other information included in this Scheme Document, including the matters addressed in “Important Notices—Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the risk factors set out in Appendix E of this Scheme Document in determining how to vote at the Scheme Meeting.

In addition, you should read and consider the risk factors associated with each of the businesses of Charles River and WuXi because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 3.D, “Key Information—Risk Factors” of WuXi’s Annual Report on Form 20-F for the year ended December 31, 2009, Part I, Item 1A, “Risk Factors” of Charles River’s Annual Report on Form 10-K for the year ended December 26, 2009 and Part II, Item 1A, “Risk Factors” of Charles River’s Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2010, each of which is on file with the SEC, and each of which is incorporated by reference into this Scheme Document. See “—Where You Can Find Additional Information” beginning on page 72 of this Scheme Document.

9. BACKGROUND TO THE ACQUISITION

Representatives of WuXi and Charles River, including Mr. James C. Foster, Chairman, President and Chief Executive Officer of Charles River, and Dr. Ge Li, Chairman and Chief Executive Officer of WuXi, periodically have engaged in discussions regarding the companies’ industry and potential areas of commercial collaboration.

In mid-September 2009, at a dinner meeting, Mr. Foster inquired as to whether Dr. Li would consider exploring a potential strategic transaction between Charles River and WuXi. Later in September, Dr. Li indicated to Mr. Foster that he would be prepared to engage in exploratory discussions. From late September into mid-October 2009, Dr. Li and Mr. Foster engaged in preliminary discussions regarding a potential transaction, both directly and through representatives of Credit Suisse and J.P. Morgan, the financial advisors to WuXi and Charles River, respectively.

On October 5, 2009, at a special meeting of the Charles River board of directors held by teleconference, the board authorized Mr. Foster to continue discussions with WuXi regarding its potential acquisition by Charles River.

On October 21, 2009, at a regular meeting of the Charles River board of directors, the board reviewed with representatives of J.P. Morgan possible terms for an acquisition of WuXi. After an extensive discussion, the board authorized Mr. Foster to submit an indicative proposal for the acquisition of WuXi for combined cash and equity consideration within a range of $17.00 to $18.00 per WuXi ADS.

On October 22, 2009, at a special meeting of the WuXi board of directors held by teleconference, the board reviewed the status of the Charles River discussions with representatives of Credit Suisse. The board indicated that WuXi should pursue further discussions with Charles River and appointed a committee of three directors consisting of Dr. Li, Mr. Stewart Hen and Mr. Jeff Leng, to facilitate an efficient negotiation process and seek guidance and authorization from the full board when decisions regarding a potential transaction were required.

Later on October 22, 2009, Charles River provided to WuXi an indicative proposal with a value of $17.00 to $18.00 per WuXi ADS, consisting of $8.50 to $9.00 in cash and $8.50 to $9.00 in Charles River common stock.

On October 27, 2009, at a special meeting of the WuXi board of directors held by teleconference, the board reviewed the proposal from Charles River with representatives of Credit Suisse. Representatives of Credit Suisse discussed with the board its preliminary financial analysis of the proposal and certain strategic alternatives that might be available to WuXi. After discussion and deliberations, the board determined that the discussions between representatives of WuXi and Charles River regarding a potential transaction should continue.

On October 30, 2009, representatives of Credit Suisse and WuXi contacted representatives of J.P. Morgan and Charles River to communicate that the WuXi board of directors was willing to consider the possibility of a transaction, but not on the financial terms presented by Charles River on October 22, 2009. During the course of the discussions, Dr. Li indicated to Mr. Foster that, subject to execution of a mutually acceptable confidentiality agreement, WuXi would provide Charles River and its financial advisor with certain WuXi non-public financial projections for 2010. On November 4, 2009, WuXi, through representatives of Credit Suisse, delivered to Charles River the 2010 financial projections discussed on the October 30, 2009 call.

On November 13, 2009, Dr. Li and Mr. Edward Hu, Chief Operating Officer and (at that time) Acting Chief Financial Officer of WuXi, met with Mr. Foster and Mr. Thomas Ackerman, Corporate Executive Vice President and Chief Financial Officer of Charles River, in New York City to discuss their respective companies and a potential transaction. Representatives of Credit Suisse and J.P. Morgan also participated in the meeting. At this meeting and during the next several days, representatives of Charles River and WuXi and their respective financial advisors discussed the financial projections provided by WuXi.

On November 17, 2009, the Charles River board of directors held a special meeting by teleconference, together with members of senior management and representatives of J.P. Morgan, to consider and evaluate the potential transaction. At this meeting, the board further discussed WuXi as a potential acquisition candidate, was updated on the status of ongoing negotiations, and considered the financial aspects of the proposed transaction. At the conclusion of this meeting, following a lengthy discussion, the board authorized Charles River management to continue negotiations with WuXi and to make a proposal to acquire WuXi for combined cash and equity consideration of up to $20.00 per WuXi ADS.

On November 19, 2009, Charles River provided to WuXi a revised indicative proposal with a value of $20.00 per WuXi ADS, consisting of $10.00 in cash and $10.00 in Charles River common stock.

On November 23, 2009, at a special meeting of the WuXi board of directors held by teleconference, the board reviewed the Charles River proposal of November 19 with representatives of Credit Suisse and Cravath, special counsel to WuXi. Representatives of Cravath reviewed with the board their fiduciary duties, and representatives of Credit Suisse discussed with the board certain financial aspects of the Charles River proposal. The board determined that the discussions between representatives of WuXi and Charles River regarding a potential transaction should continue.

From late November 2009 until mid-December 2009, WuXi, Charles River and their respective legal and financial advisors, including O’Melveny, regular outside counsel to WuXi, and Davis Polk, outside counsel to Charles River, engaged in discussions regarding a potential transaction and began a mutual due diligence process. Representatives of each party’s legal and financial advisors periodically updated and received instructions from their respective clients regarding these discussions. However, WuXi and Charles River did not reach an agreement with respect to a potential transaction at that time.

On March 7, 2010, Mr. Foster contacted Dr. Li to continue discussions regarding a potential strategic transaction between Charles River and WuXi.

On March 23, 2010, at Charles River’s request, WuXi, through representatives of Credit Suisse and J.P. Morgan, provided Charles River with certain WuXi non-public financial projections for 2010, 2011 and 2012.

On March 25, 2010, with the approval of the Charles River board of directors, Charles River provided to WuXi an indicative proposal with a value of $20.00 per WuXi ADS, consisting of $10.00 in cash and $10.00 in Charles River common stock.

On March 27, 2010, at a special meeting of the WuXi board of directors held by teleconference, the board reviewed the Charles River proposal of March 25, 2010 with representatives of Credit Suisse and Cravath. The board was provided with an update on communications with Charles River and its financial advisor. The board determined that the discussions between representatives of WuXi and Charles River regarding a potential transaction should continue.

On March 29, 2010, representatives of J.P. Morgan were contacted by representatives of Credit Suisse, who communicated that the WuXi board of directors was still willing to consider the possibility of a transaction, but not on the financial terms presented by Charles River on March 25, 2010.

On March 30, 2010, at a special meeting of the Charles River board of directors held by teleconference, the board discussed certain financial aspects of the Charles River proposal with representatives of J.P. Morgan. Following the discussion, the board authorized Mr. Foster to increase Charles River’s indicative proposal within certain parameters.

Over the course of the next two weeks, at the direction of WuXi and Charles River, the parties’ financial and legal representatives engaged in further discussions regarding the value of Charles River’s indicative proposal and other terms of a potential acquisition, while periodically providing updates and receiving instructions from their respective clients.

On April 7, 2010, representatives of J.P. Morgan provided to representatives of Credit Suisse an updated indicative proposal with a value of $21.25 per WuXi ADS, consisting of $11.25 in cash and $10.00 in Charles River common stock.

On April 8, 2010, at a special meeting of the WuXi board of directors held by teleconference, the board reviewed the Charles River proposal of April 7. The board was also provided with an update on communications with Charles River and its financial advisor. The board determined that the discussions between representatives of WuXi and Charles River should continue.

From early April, 2010 until the announcement of the transaction, each of Charles River and WuXi conducted due diligence on the other party, and representatives of WuXi and Charles River and their respective financial and legal advisors continued their negotiations and exchanged drafts of the Acquisition Agreement and the ancillary documents relating to the Acquisition. The legal and financial representatives of each of WuXi and Charles River periodically updated and received instructions from their respective clients regarding these negotiations.

On April 23, 2010, the Charles River board of directors held a special meeting by teleconference with Charles River senior management and representatives of J.P. Morgan and Davis Polk to further consider and evaluate the potential transaction. At this meeting, the board reviewed the strategic, operational and financial aspects of the proposed Acquisition, and received an update on the progress of business, financial and legal due diligence. Also at this meeting, representatives of J.P. Morgan reviewed with the board its financial analysis of the consideration to be paid to the holders of WuXi ordinary shares pursuant to the Acquisition Agreement and representatives of Davis Polk reviewed with the board their fiduciary duties and the proposed terms of the Acquisition Agreement. At the conclusion of the meeting, the board authorized Charles River management to continue due diligence and negotiation of transaction terms with WuXi.

On April 24, 2010, the parties tentatively reached an understanding that the Acquisition Agreement would provide for consideration of $21.25 per WuXi ADS, consisting of $11.25 in cash and $10.00 in Charles River common stock, based on a floating exchange ratio subject to a symmetrical 7.5% collar. Over the next day, representatives of Cravath and Davis Polk continued to negotiate the terms and exchange drafts of the Acquisition Agreement and the ancillary documents relating to the acquisition.

On April 25, 2010, the Charles River board of directors held a special meeting by teleconference to consider the acquisition and review, with representatives of Davis Polk, the revised terms of the draft Acquisition Agreement that had been negotiated between representatives of WuXi and Charles River. Also at this meeting, representatives of J.P. Morgan reviewed with the board its financial analysis of the consideration to be paid to the holders of WuXi ordinary shares pursuant to the Acquisition Agreement and delivered to the board an oral opinion, which opinion was confirmed by delivery of a written opinion dated April 26, 2010, to the effect that as of that date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth therein, the consideration to be paid by Charles River pursuant to the Acquisition Agreement was fair, from a financial point of view, to Charles River. Following further discussion and deliberations, the board unanimously approved and declared advisable the Acquisition Agreement and the transactions contemplated thereby, including the acquisition, and resolved to recommend that Charles River’s shareholders approve the issuance of Charles River common stock in connection with the Acquisition.

Also on April 25, 2010, the WuXi board of directors held a special meeting by teleconference to consider the Acquisition and review the draft Acquisition Agreement that had been negotiated between representatives of WuXi and Charles River. Representatives of Cravath reviewed with the board their fiduciary duties and reviewed with the board the proposed terms of the Acquisition Agreement. Also at this meeting, representatives of Credit Suisse reviewed with the board its financial analysis of the consideration to be received by the holders of WuXi ordinary shares pursuant to the Acquisition Agreement and delivered to the board an oral opinion, which opinion was confirmed by delivery of a written opinion dated April 26, 2010, to the effect that as of that date and based upon and subject to the qualifications, limitations and assumptions set forth therein, the consideration to be received by the holders of WuXi ordinary shares pursuant to the Acquisition Agreement was fair, from a financial point of view, to such holders. Following further discussion and deliberations, the board unanimously approved the Acquisition Agreement and the transactions contemplated thereby, including the Acquisition, and resolved to recommend that the WuXi shareholders approve the Scheme.

Following the unanimous approval of the Acquisition and the other transactions contemplated by the Acquisition Agreement by the boards of directors of both WuXi and Charles River, representatives of Cravath, O’Melveny and Davis Polk finalized the documentation for the proposed transaction and, thereafter, the Acquisition Agreement and the ancillary documents relating to the Acquisition were executed and delivered.

On April 26, 2010, WuXi and Charles River issued a press release announcing the Acquisition. The material terms of the Acquisition Agreement are described below under “—The Acquisition Agreement,” which is included as Appendix C to this Scheme Document.

10. RECOMMENDATION OF THE WUXI BOARD OF DIRECTORS; WUXI’S REASONS FOR THE ACQUISITION

As described above under “—Background to the Acquisition,” at a meeting duly called and held on April 25, 2010, the WuXi board of directors determined that the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement are fair to and in the best interests of WuXi and its shareholders and has unanimously approved the Acquisition Agreement and the transactions contemplated thereby, including the Scheme. Accordingly, the WuXi board of directors unanimously recommends that WuXi shareholders vote for approval of the Scheme.

In reaching its decision to approve the Acquisition Agreement and the transactions contemplated thereby, the WuXi board of directors consulted with WuXi’s senior management and WuXi’s financial and legal advisors, and also considered numerous factors that it viewed as supporting its decision, including the following:

•

the strategic nature of the Acquisition, which will combine WuXi’s and Charles River’s respective businesses to create a leading early-stage contract research organization, with pro forma combined annual revenues of approximately $1.47 billion;

•

the business strategy, financial performance and prospects of WuXi, as well as the risks involved in achieving those prospects, the nature of the pharmaceutical, biotechnology and medical device R&D outsourcing industry, the competition for WuXi’s services and products, industry trends, legislative risks and economic and market conditions, both on an historical and on a prospective basis;

•

the value to be received by the WuXi shareholders in the Acquisition, including the fact that the Scheme Consideration (within the exchange ratio collar) represented a premium of 28% over the closing price of WuXi ordinary shares as of April 23, 2010 and a 35% premium over the average closing price of WuXi ordinary shares for the month ended on April 23, 2010;

•

the fact that the approximately 53% cash and 47% stock split in the Scheme Consideration (subject to the exchange ratio collar) affords the WuXi shareholders the opportunity both to participate in the growth and opportunities of the combined company through the stock portion and to receive immediate liquidity and certainty of value through the cash portion;

•

because the stock portion of the Scheme Consideration is subject to a floating exchange ratio with an exchange ratio collar, the opportunity for the WuXi shareholders to benefit from an increase of more than 7.5%, and the protection afforded the WuXi stockholders against a decrease of 7.5% or less, in the value of Charles River common stock from a trailing average of closing prices preceding the announcement of the Acquisition to a trailing average of closing prices preceding the consummation of the Acquisition;

•	the fact that the WuXi shareholders as a group would own between approximately 20% and 23% of the outstanding Charles River common stock immediately following the Acquisition;

•

the belief that the Acquisition Agreement and the other transactions contemplated thereby, including the Acquisition, were more favorable to the WuXi shareholders than other strategic alternatives reasonably available to the WuXi shareholders;

•

the likelihood that the Acquisition would be consummated, based on, among other things, the facts that (i) the conditions required to be satisfied prior to consummation of the Acquisition, such as approval by the WuXi and Charles River shareholders, approval by the Grand Court and HSR antitrust clearance, were expected to be fulfilled, (ii) Charles River is obligated to use commercially reasonable efforts to obtain the proceeds of the financing to fund the Acquisition on the terms and conditions described in the commitment letter received by Charles River from J.P. Morgan Securities Inc. and Banc of

America Securities LLC and this commitment letter contains limited conditions to funding, (iii) the Acquisition Agreement is not subject to a financing condition, and the circumstances under which Charles River would not be obligated to consummate the Acquisition as a result of a Financial Market Event are narrow in scope and (iv) there are limited circumstances in which the Charles River board of directors may terminate the Acquisition Agreement or change or modify its recommendation that its stockholders approve the issuance of Charles River common stock in connection with the Acquisition;

•

the fact that Charles River is obligated to pay a reverse termination fee ranging from $25 million to $75 million in certain circumstances specified in the Acquisition Agreement, as described in more detail under “—The Acquisition Agreement—Termination Fees”;

•

the financial presentation of Credit Suisse and its written opinion, dated April 26, 2010, to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth therein, the consideration to be received by the holders of WuXi ordinary shares was fair, from a financial point of view, to such holders; the summary of Credit Suisse’s opinion in the section below entitled “—Opinion of Financial Advisor to WuXi” is qualified in its entirety by the full text of Credit Suisse’s opinion, which is attached to this Scheme Document as Appendix H;

•	the fact that under certain circumstances WuXi is permitted to provide confidential information and engage in discussions with respect to unsolicited acquisition proposals; and

•

the fact that, subject to compliance with the terms and conditions of the Acquisition Agreement, WuXi is permitted to terminate the Acquisition Agreement in order to enter into an agreement with respect to a Superior Proposal after providing two business days’ notice to Charles River and upon payment of a $50 million termination fee.

In addition to these factors, the WuXi board of directors also considered potentially negative factors concerning the Acquisition Agreement, and the transactions contemplated thereby, including the following:

•

because the stock portion of the Scheme Consideration is subject to a floating exchange ratio with an exchange ratio collar, the WuXi shareholders could be adversely affected by a decrease of more than 7.5%, and will not have any opportunity to benefit from an increase of 7.5% or less, in the value of Charles River common stock from a trailing average of closing prices preceding the announcement of the Acquisition to a trailing average of closing prices preceding the consummation of the Acquisition;

•

the possibility that, although the Acquisition provides WuXi’s shareholders with the opportunity to realize a premium over the price at which WuXi’s ordinary shares have traded, the value of WuXi’s ordinary shares might have increased in the future to a value greater than the Scheme Consideration;

•

the fact that, due to the cash portion of the Scheme Consideration, the opportunity of the WuXi shareholders to participate in the growth and opportunities of the combined company is less than it would have been in an all-stock transaction;

•

the fact that the Acquisition might not be consummated in a timely manner or at all, due to a failure of certain conditions or the occurrence of other contingencies, including in particular (i) the failure to obtain the approval of the Charles River shareholders of the issuance of Charles River common stock in connection with the Acquisition, (ii) the failure to obtain required regulatory approvals and (iii) the occurrence of a Financial Market Event, in each case as described in more detail under “—The Acquisition Agreement”;

•

the potential disruption to WuXi’s business that could result from the announcement of the Acquisition, including the possible diversion of management and employee attention, employee attrition and other adverse effects on customer and other commercial relationships;

•

the restrictions on WuXi’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, and the requirement that WuXi pay a $50 million termination fee in certain circumstances specified in the Acquisition

Agreement, which the WuXi board of directors understood, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction after the Acquisition Agreement was signed, were conditions to Charles River’s willingness to enter into the Acquisition Agreement;

•

the requirement in the Acquisition Agreement that WuXi conduct its business in the ordinary course consistent with past practices and in accordance with other specific limitations, which may delay or prevent WuXi from taking advantage of business opportunities that may arise during the term of the Acquisition Agreement, whether or not the Acquisition is consummated;

•	the fact that WuXi’s executive officers and directors may have interests in the Acquisition that are different from, or in addition to, those of WuXi’s other shareholders;

•	the challenges associated with combining the businesses, operations and workforces of WuXi and Charles River;

•	the fact that the Scheme Consideration will be taxable to the WuXi shareholders for U.S. federal income tax purposes;

•

the fact that Charles River is currently expected to incur indebtedness of up to $1.2 billion in connection with the Acquisition, which debt may adversely impact Charles River’s operations following the Acquisition; and

•	the risks described in the section entitled “Risk Factors” set out in Appendix E of this Scheme Document.

The foregoing discussion of the factors considered by the WuXi board of directors is not intended to be exhaustive, but, rather, includes certain material factors considered by the WuXi board of directors. In reaching its decision to approve the Acquisition Agreement and the transactions contemplated thereby, including the Scheme, the WuXi board of directors did not quantify, rank or otherwise assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The WuXi board of directors did not reach any specific conclusion with respect to each factor considered but instead, with the assistance of WuXi’s senior management and WuXi’s financial and legal advisors, conducted an overall review of these factors.

This explanation of the WuXi board of directors’ reasons for the Acquisition and other information presented in this section is forward-looking in nature, and, therefore, should be read in light of the factors described under “Important Notices—Cautionary Statement Regarding Forward-Looking Statements” on page ii of this Scheme Document.

11. OPINION OF FINANCIAL ADVISOR TO WUXI

In connection with the Acquisition, Credit Suisse, financial advisor to WuXi, rendered an oral opinion to the WuXi board of directors, which opinion was confirmed in a written opinion dated April 26, 2010, to the effect that, as of such date, the Scheme Consideration to be received by the holders of WuXi ordinary shares pursuant to the Acquisition was fair, from a financial point of view, to such holders.

Credit Suisse’s opinion was directed to the WuXi board of directors and only addressed the fairness from a financial point of view of the Scheme Consideration to be received by the holders of WuXi ordinary shares pursuant to the Acquisition, and did not address any other aspect or implication of the Acquisition. The summary of Credit Suisse’s opinion set out in this Scheme Document is qualified in its entirety by the full text of Credit Suisse’s opinion, dated April 26, 2010, which is attached to this Scheme Document as Appendix H and sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. Holders of WuXi ordinary shares are encouraged to read this opinion carefully in its entirety.

However, neither Credit Suisse’s opinion nor the summary of its opinion set forth in this Scheme Document is intended to be, and they do not constitute, advice or a recommendation to any holder of WuXi ordinary shares as to how such holder should vote or act on any matter relating to the Acquisition.

In arriving at its opinion, Credit Suisse:

•

reviewed a draft, dated April 25, 2010, of the Acquisition Agreement and certain related draft agreements, as well as certain publicly available business and financial information relating to WuXi and Charles River;

•

reviewed certain other information relating to WuXi and Charles River, including financial forecasts relating to WuXi and Charles River, which were provided to or discussed with Credit Suisse by WuXi and Charles River;

•	met with the managements of WuXi and Charles River to discuss the business and prospects of WuXi and Charles River;

•

considered certain financial and stock market data of WuXi and Charles River, and compared that data with similar data for other publicly held companies in businesses that Credit Suisse deemed similar to those of WuXi and Charles River;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have recently been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts for WuXi and Charles River, the management of WuXi advised Credit Suisse, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of WuXi as to the future financial performance of WuXi and Charles River. In addition, Credit Suisse relied upon, without independent verification, the assessment of the managements of WuXi and Charles River as to (i) their ability to retain key employees, (ii) the strategic benefits and potential cost savings and other synergies (including the amount, timing and achievability thereof) anticipated to result from the Acquisition, (iii) the existing technology and services of WuXi and the validity of, and risks associated with, the future technology and services of WuXi and (iv) their ability to integrate the businesses of WuXi and Charles River. Credit Suisse also assumed, with WuXi’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Acquisition, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on WuXi, Charles River or the contemplated benefits of the Acquisition and that the Acquisition would be consummated in accordance with the terms of the Acquisition Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, Credit Suisse was not requested to make, and has not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of WuXi or Charles River, nor has Credit Suisse been furnished with any such evaluations or appraisals. Credit Suisse also assumed that the final form of the Acquisition Agreement and related agreements, when executed by the parties thereto, conformed to the drafts reviewed by Credit Suisse in all respects material to its analyses.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of WuXi ordinary shares of the Scheme Consideration and did not address any other aspect or implication of the Acquisition or any other agreement, arrangement or understanding entered into in connection with the Acquisition or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Acquisition, or class of such persons, relative to the Scheme Consideration to be received by the holders of WuXi ordinary shares pursuant to the Acquisition or otherwise. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date. The financial forecasts for WuXi that Credit Suisse used in its analyses incorporate assumptions of the management of WuXi as to currency exchange rates, which are subject to significant volatility and which, if different than as assumed, could have a material impact on Credit Suisse’s analyses. In its opinion, Credit Suisse did not express any opinion as to what the value of shares of Charles River common stock actually will be when issued to the holders of WuXi ordinary shares pursuant to the Acquisition or the prices at which shares of Charles River common stock would trade at any time. Credit Suisse’s opinion did not address the relative merits of the Acquisition as compared to alternative transactions or strategies that might be available to WuXi, nor did it address the underlying business decision of WuXi to proceed with the Acquisition. Credit Suisse was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of WuXi.

Credit Suisse’s opinion was for the information of the WuXi board of directors in connection with its consideration of the Acquisition and does not constitute advice or a recommendation to any holder of WuXi ordinary shares as to how such holder should vote or act on any matter relating to the proposed Acquisition.

In preparing its opinion, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of the analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at the opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses, analytic methods and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Credit Suisse’s analyses for comparative purposes is identical to WuXi, Charles River or the proposed Acquisition. An evaluation of the results of Credit Suisse’s analyses is not entirely mathematical. Rather, Credit Suisse’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, transactions or businesses analyzed. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The results of Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of WuXi, Charles River and Credit Suisse, respectively. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the WuXi board of directors in connection with its consideration of the proposed Acquisition and were among many factors considered by the WuXi board of directors in evaluating the proposed Acquisition. Neither Credit Suisse’s opinion nor its analyses were determinative of the Scheme Consideration or of the views of the WuXi board of directors with respect to the proposed Acquisition.

The following is a summary of the material financial analyses performed by Credit Suisse in connection with the preparation of its opinion and reviewed with the WuXi board of directors on April 25, 2010. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics including:

•

Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its exercisable options, warrants and convertible securities) plus the value of its net debt (the value of its outstanding indebtedness and capital lease obligations less the amount of cash on its balance sheet), preferred stock and minority interests as of that date.

•	EBITDA — generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.

Unless the context indicates otherwise, enterprise and per share equity values used in the selected companies analyses described below were calculated using the closing price of WuXi ADSs, Charles River common stock and the common stock of the selected companies listed below as of April 23, 2010, and the enterprise values for the target companies used in the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the purchase prices paid in the selected transactions. Additionally, Credit Suisse’s analyses are based on the implied value of the Scheme Consideration to be received by the holders of WuXi ADSs (each ADS representing eight WuXi ordinary shares) of $11.25 in cash consideration plus $10.00 in shares of Charles River common stock. In calculating the implied value of the Scheme Consideration, Credit Suisse assumed that the Charles River Average Price would be equal to the closing price of Charles River common stock on the NYSE on April 23, 2010.

WuXi Analyses

WuXi Selected Companies Analysis

Credit Suisse reviewed certain financial data, multiples and ratios for WuXi and the following companies in the pharmaceutical industry:

Early-Stage Focused Contract Research Organizations

•	Covance Inc.

•	Charles River Laboratories International, Inc.

Late-Stage Focused Contract Research Organizations

•	Pharmaceutical Product Development, Inc.

•	ICON plc

•	Parexel International Corporation

•	Kendle International Inc.

Although none of the selected public companies is directly comparable to WuXi, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of WuXi.

Credit Suisse calculated the multiples and ratios for the selected companies using closing stock prices as of April 23, 2010, and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. With respect to the selected companies, Credit Suisse compared enterprise value as a multiple of estimated EBITDA for calendar years 2010 and 2011 based on Wall Street research. Credit Suisse then applied reference ranges of selected multiples described above for the selected companies to corresponding financial data for WuXi, using EBITDA estimates provided by WuXi management. With respect to the selected companies, Credit Suisse also compared price as a multiple of estimated earnings for calendar years 2010 and 2011 based on Wall Street research. Credit Suisse then applied reference ranges of selected multiples described above for the selected companies to corresponding financial data for WuXi, using earnings per share (commonly referred to as EPS) estimates provided by WuXi management.

Based on these analyses, Credit Suisse derived the following implied per share equity reference range for a WuXi ADS, as compared to the implied value of the Scheme Consideration to be received by holders of WuXi ADSs:

Implied Per Share Equity Reference Range for WuXi	Implied Value of Scheme Consideration (as of April 23, 2010)
$15.59 - $21.34	$21.25

WuXi Selected Transactions Analysis

Credit Suisse reviewed certain transaction multiples in the following selected publicly announced transactions, which involved companies with businesses in the pharmaceutical industry:

Acquiror	Target

Pharmaceutical Product Development, Inc.	BioDuro LLC

JLL Partners, Inc.	PharmaNet Development Group, Inc.

Charles River Laboratories International, Inc.	NewLab BioQuality AG

Pegasus Bidco Limited	Premier Research Group Limited

Genstar Capital LLC	PRA International, Inc.

American Capital, Ltd.	WIL Research Laboratories, LLC

PRA International, Inc.	Pharma Bio-Research Group B.V.

Kendle International Inc.	Phase II-IV Clinical Services Business of Charles River Laboratories International, Inc.

SGS Société Générale de Surveillance Holding SA	Aster.Cephac SA

Genstar Capital LLC	Harlan Sprague Dawley, Inc.*

Aptuit, Inc.	Preclinical Technologies, Pharmaceutical Sciences and Packaging & Logistics Businesses of Quintiles Transnational Corp.

Omnicare, Inc.	Clinimetrics Research Associates, Inc.

SFBC International, Inc.	PharmaNet, Inc.**

Behrman Capital L.P.	WIL Research Laboratories, LLC **

Charles River Laboratories International, Inc.	Inveresk Research Group, Inc.

One Equity Partners LLC	Quintiles Transnational Corp.

Genstar Capital LLC	PRA International, Inc.

MDS Inc.	Phoenix International Life Sciences Inc.

Covance Inc.	Parexel International Corporation**

While none of the companies that participated in the selected transactions is directly comparable to WuXi, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain operations of WuXi.

Credit Suisse calculated multiples for the selected transactions based on publicly available financial information with respect to the target companies and the selected transactions. For each of the selected transactions, Credit Suisse compared enterprise value as a multiple of the target company’s EBITDA over the latest 12 months preceding the announcement of the transaction, which we refer to as “LTM.” (For the transaction denoted by an asterisk, the multiple reflects publicly available data for the target company’s operating income. For the transactions denoted by a double asterisk, the multiples are estimated based on the target company’s EBITDA annualized over the latest nine months preceding the announcement of the transaction.) Credit Suisse then applied a reference range of enterprise value to LTM EBITDA multiples from the selected transactions to corresponding LTM EBITDA for WuXi as of December 31, 2009 provided by WuXi management. Based on these analyses, Credit Suisse derived the following implied per share equity reference range for a WuXi ADS, as compared to the implied value of the Scheme Consideration to be received by holders of WuXi ADSs:

Implied Per Share Equity Reference Range for WuXi	Implied Value of Scheme Consideration (as of April 23, 2010)
$18.14 - $22.94	$21.25

WuXi Discounted Cash Flow Analysis

Credit Suisse performed a discounted cash flow analysis to calculate the estimated present value of the unlevered, free cash flows that WuXi could generate during calendar years 2010 through 2014. The financial forecast was based on internal estimates provided by WuXi management reflecting fully diluted shares including shares attributable to the conversion of convertible debt. Credit Suisse calculated estimated terminal values ranging from 9.0x to 11.0x of 2014 estimated EBITDA. The present value of cash flows and terminal values were estimated using discount rates ranging from 10.0% to 12.0% based on WuXi’s estimated weighted average cost of capital. Based on these analyses, Credit Suisse derived the following implied per share equity reference range for a WuXi ADS, as compared to the implied value of the Scheme Consideration to be received by holders of WuXi ADSs:

Implied Per Share Equity Reference Range for WuXi	Implied Value of Scheme Consideration (as of April 23, 2010)
$19.01 - $23.81	$21.25

Charles River Analyses

Charles River Selected Companies Analysis

Credit Suisse reviewed certain financial data, multiples and ratios for Charles River and the following companies in the pharmaceutical industry:

Early-Stage Focused Contract Research Organizations

•	Covance Inc.

•	WuXi PharmaTech (Cayman) Inc.

Late-Stage Focused Contract Research Organizations

•	Pharmaceutical Product Development, Inc.

•	ICON plc

•	Parexel International Corporation

•	Kendle International Inc.

Although none of the selected public companies is directly comparable to Charles River, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of Charles River.

Credit Suisse calculated the multiples and ratios for the selected companies using closing stock prices as of April 23, 2010, and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. With respect to the selected companies, Credit Suisse compared enterprise value as a multiple of estimated EBITDA for calendar years 2010 and 2011 based on Wall Street research. Credit Suisse then applied reference ranges of selected multiples described above for the selected companies to corresponding financial data for Charles River, using EBITDA estimates provided by Charles River management. With respect to the selected companies, Credit Suisse also compared price as a multiple of estimated earnings for calendar years 2010 and 2011 based on Wall Street research. Credit Suisse then applied reference ranges of selected multiples described above for the selected companies to corresponding financial data for Charles River, using EPS estimates provided by Charles River management.

Based on these analyses, Credit Suisse derived the following implied per share equity reference range for Charles River common stock, as compared to the closing price per share of Charles River common stock on April 23, 2010 of $39.77 per share:

Implied Per Share Equity Reference Range for Charles River	Charles River Closing Price as of April 23, 2010
$33.56 - $47.05	$39.77

Charles River Discounted Cash Flow Analysis

Credit Suisse performed a discounted cash flow analysis to calculate the estimated present value of the unlevered, free cash flows that Charles River could generate during calendar years 2010 through 2014. The financial forecast was based on internal estimates provided by Charles River management, as extrapolated by WuXi management for calendar years 2013 and 2014. Credit Suisse calculated estimated terminal values ranging from 8.0x to 10.0x of 2014 estimated EBITDA. The present value of cash flows and terminal values were estimated using discount rates ranging from 8.0% to 10.0% based on Charles River’s estimated weighted average cost of capital. Based on these analyses, Credit Suisse derived the following implied per share equity reference range for Charles River common stock, as compared to the closing price per share of Charles River common stock on April 23, 2010 of $39.77 per share:

Implied Per Share Equity Reference Range for Charles River	Charles River Closing Price as of April 23, 2010
$37.55 - $48.72	$39.77

Other Matters

WuXi engaged Credit Suisse as its financial advisor in connection with the proposed Acquisition. WuXi selected Credit Suisse based on Credit Suisse’s qualifications, experience and reputation. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to the terms of WuXi’s engagement letter with Credit Suisse, WuXi has agreed to pay Credit Suisse a customary fee for its services in connection with the Acquisition, a significant portion of which is contingent upon consummation of the Acquisition. Credit Suisse also became entitled to a fee upon the rendering of its opinion. In addition, WuXi has agreed to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to Credit Suisse’s engagement.

Credit Suisse and its affiliates have in the past provided investment banking and other financial services to WuXi and its affiliates for which Credit Suisse and its affiliates have received and would expect to receive compensation. Credit Suisse and its affiliates also have in the past provided and are currently providing investment banking and other financial services to Charles River and its affiliates, including having acted as joint lead arranger, joint bookrunner and syndication agent, and acting as lender, in connection with Charles River’s revolving credit facility, which Credit Suisse understands may be terminated in connection with the closing of the Acquisition. Credit Suisse and its affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to WuXi, Charles River and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of WuXi, Charles River and any other company that may be involved in the Acquisition, as well as provide investment banking and other financial services to such companies.

12. WUXI UNAUDITED PROSPECTIVE FINANCIAL INFORMATION

WuXi does not as a matter of course make public long-term projections as to future revenues, earnings or other results, and WuXi is especially cautious of making financial forecasts for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the review of the Acquisition, WuXi management provided to Charles River and the respective financial advisors of WuXi and Charles River certain unaudited prospective financial information on a stand-alone, pre-Acquisition basis, which information is referred to in this Scheme Document as the WuXi unaudited prospective financial information. We have included below a subset of the WuXi unaudited prospective financial information to give WuXi shareholders access to certain non-public information that was made available to Charles River’s board of directors, WuXi’s board of directors and the respective financial advisors of Charles River and WuXi in connection with the Acquisition.

The WuXi unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. The WuXi unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of Charles River, WuXi, Charles River’s financial advisor, WuXi’s financial advisor or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. In the view of WuXi’s management, the WuXi unaudited prospective financial information was prepared on a reasonable basis and reflects the best information available to WuXi management at the time. Although presented with numeric specificity, the WuXi unaudited prospective financial information reflects numerous estimates and assumptions made by the management of WuXi, all of which are difficult to predict and many of which are beyond WuXi’s control. Important factors that may affect actual results and cause the failure to achieve internal financial forecasts include, but are not limited to, risks and uncertainties relating to WuXi’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), competition, industry performance, the regulatory environment, general business, economic, market and financial conditions and other factors described under “Important Notices—Cautionary Statement Regarding Forward-Looking Statements” beginning on page ii of this Scheme Document and under Part I, Item 3.D, “Key Information—Risk Factors” of WuXi’s Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the SEC and is incorporated by reference into this Scheme Document. The WuXi unaudited prospective financial information also reflects assumptions as to certain business decisions that are subject to change. As a result of the foregoing, actual results may differ materially from those contained in the WuXi unaudited prospective financial information. Accordingly, there can be no assurance that the WuXi unaudited prospective financial information will be realized or that actual results will not be significantly higher or lower than estimated.

The WuXi unaudited prospective financial information was not prepared with a view toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither WuXi’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the WuXi unaudited prospective financial information, nor have they expressed any opinion or any other form of assurance with respect to such projections or their achievability, and they assume no responsibility for, and disclaim any association with, the WuXi unaudited prospective financial information. Furthermore, the WuXi unaudited prospective financial information does not take into account any circumstance or event occurring after the date it was prepared.

The WuXi unaudited prospective financial information included estimates of revenue, adjusted EBITDA and adjusted non-GAAP operating income for fiscal years 2010, 2011 and 2012. These projections assumed that WuXi would continue its business generally as then conducted and that WuXi would not take any extraordinary actions, such as acquisitions or dispositions of assets or properties or refinancing of indebtedness.

A chart summarizing the WuXi unaudited prospective financial information is set forth below.

WuXi Unaudited Prospective Financial Information

(in millions of U.S. dollars)

	2010 Estimated	2011 Estimated	2012 Estimated
Revenue	$330	$395	$455
Adjusted EBITDA(1)	$110	$140	$168
Adjusted non-GAAP operating income(2)	$79	$100	$121

(1)	EBITDA (net income before interest income, interest expense, income tax expense, depreciation and amortization), excluding share-based compensation.
(2)	Operating income excluding share-based compensation and amortization of intangible acquired assets.

This summary of the WuXi unaudited prospective financial information is not being included in this Scheme Document to influence your decision whether to vote for approval of the Scheme, but rather because the WuXi unaudited prospective financial information was made available to the Charles River board of directors, the WuXi board of directors and the respective financial advisors of Charles River and WuXi in connection with the Acquisition. Charles River’s shareholders and WuXi’s shareholders are urged to review WuXi’s most recent SEC filings, including Part I, Item 3.D, “Key Information—Risk Factors” of WuXi’s Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the SEC and is incorporated by reference into this Scheme Document, for a description of risk factors with respect to WuXi’s business. See “Important Notices—Cautionary Statement Regarding Forward-Looking Statements” and “—Where You Can Find Additional Information” beginning on pages ii and 72, respectively, of this Scheme Document. Since the date of preparation of the WuXi unaudited prospective financial information, WuXi has made publicly available its actual results of operations for the quarter ended March 31, 2010. WuXi shareholders are urged to review the information contained in “GAAP Results,” the unaudited consolidated balance sheets, the unaudited condensed consolidated statements of operations, and the revenue reconciliation by geography, set forth in WuXi’s Report on Form 6-K, furnished to the SEC on May 12, 2010, which information is incorporated by reference into this Scheme Document.

Readers of this Scheme Document are cautioned not to place undue reliance on the summary of the WuXi unaudited prospective financial information set forth above. No representation is made by WuXi, Charles River or their respective affiliates, advisors, officers, directors or representatives or any other person to any shareholder of Charles River or any shareholder of WuXi regarding the ultimate performance of WuXi compared to the information included in the above prospective financial information. The inclusion of the summary of the WuXi unaudited prospective financial information should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events nor construed as financial guidance, and they should not be relied on as such. WuXi has made no representation to Charles River or Charles River’s financial advisor, in the Acquisition Agreement or otherwise concerning the WuXi unaudited prospective financial information. WUXI DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE WUXI UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE WUXI UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

13. CHARLES RIVER UNAUDITED PROSPECTIVE FINANCIAL INFORMATION

Charles River does not as a matter of course make public long-term projections as to future revenues, earnings or other results, and Charles River is especially cautious of making financial forecasts for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the review of the Acquisition, Charles River management provided to WuXi and the respective financial advisors of WuXi and Charles River certain unaudited prospective financial information on a stand-alone, pre-Acquisition basis, which information is referred to in this Scheme Document as the Charles River unaudited prospective financial information. We have included below a subset of the Charles River unaudited prospective financial information to give WuXi shareholders access to certain non-public information that was made available to Charles River’s board of directors, WuXi’s board of directors and the respective financial advisors of Charles River and WuXi in connection with the Acquisition.

The Charles River unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. The Charles River unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of Charles River, WuXi, Charles River’s financial advisor, WuXi’s financial advisor or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. In the view of Charles River’s management, the Charles River unaudited prospective financial information was prepared on a reasonable basis and reflects the best information available to Charles River management at the time. Although presented with numeric specificity, the Charles River unaudited prospective financial information reflects numerous estimates and assumptions made by the management of Charles River, all of which are difficult to predict and many of which are beyond Charles River’s control. Important factors that may affect actual results and cause the failure to achieve internal financial forecasts include, but are not limited to, risks and uncertainties relating to Charles River’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), competition, industry performance, the regulatory environment, general business, economic, market and financial conditions and other factors described under “Important Notices—Cautionary Statement Regarding Forward-Looking Statements” beginning on page ii of this Scheme Document and under Part I, Item 1A, “Risk Factors” of Charles River’s Annual Report on Form 10-K for the year ended December 26, 2009, and Part II, Item 1A, “Risk Factors” of Charles River’s Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2010, each of which is on file with the SEC, and each of which is incorporated by reference into this Scheme Document. The Charles River unaudited prospective financial information also reflects assumptions as to certain business decisions that are subject to change. As a result of the foregoing, actual results may differ materially from those contained in the Charles River unaudited prospective financial information. Accordingly, there can be no assurance that the Charles River unaudited prospective financial information will be realized or that actual results will not be significantly higher or lower than estimated.

The Charles River unaudited prospective financial information was not prepared with a view toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Charles River’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Charles River unaudited prospective financial information, nor have they expressed any opinion or any other form of assurance with respect to such projections or their achievability, and they assume no responsibility for, and disclaim any association with, the Charles River unaudited prospective financial information. Furthermore, the Charles River unaudited prospective financial information does not take into account any circumstance or event occurring after the date it was prepared.

The Charles River unaudited prospective financial information included estimates of revenue, non-GAAP operating income and non-GAAP earnings per share for fiscal years 2010, 2011 and 2012. These projections assumed that Charles River would continue its business generally as then conducted and that Charles River would not take any extraordinary actions, such as acquisitions or dispositions of assets or properties or refinancing of indebtedness.

A chart summarizing the Charles River unaudited prospective financial information is set forth below.

Charles River Unaudited Prospective Financial Information

(in millions of U.S. dollars, except in the case of non-GAAP earnings per share)

	2010 Estimated	2011 Estimated	2012 Estimated
Revenue	$1,237	$1,347	$1,472
Non-GAAP operating income(1)	$226	$269	$316
Non-GAAP earnings per share(2)	$2.37	$2.94	$3.38

(1)	Operating income excluding amortization of intangible acquired assets and any costs related to the transactions contemplated by the Scheme.
(2)	Based on operating income excluding amortization of intangible acquired assets and other charges related to acquisitions, operating losses attributable to businesses that have been closed, divested or suspended, severance costs associated with cost-savings actions taken in 2009-2010, additional interest recorded as a result of the adoption in 2009 of an accounting standard related to Charles River’s convertible debt accounting which increased interest and depreciation expense and any costs related to the transactions contemplated by the Scheme.

This summary of the Charles River unaudited prospective financial information is not being included in this Scheme Document to influence your decision whether to approve the Scheme, but rather because the Charles River unaudited prospective financial information was made available to the Charles River board of directors, the WuXi board of directors and the respective financial advisors of Charles River and WuXi in connection with the Acquisition. Charles River’s shareholders and WuXi’s shareholders are urged to review Charles River’s most recent SEC filings, including Part I, Item 1A, “Risk Factors” of Charles River’s Annual Report on Form 10-K for the year ended December 26, 2009, and Part II, Item 1A, “Risk Factors” of Charles River’s Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2010, each of which is on file with the SEC, and each of which is incorporated by reference into this Scheme Document, for a description of risk factors with respect to Charles River’s business. See “Important Notices—Cautionary Statement Regarding Forward-Looking Statements” and “—Where You Can Find Additional Information” beginning on pages ii and 72, respectively, of this Scheme Document. Since the date of preparation of the Charles River unaudited prospective financial information, Charles River has made publicly available its actual results of operations for the quarterly period ended March 27, 2010. Charles River’s shareholders are urged to review Charles River’s Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2010, which is on file with the SEC and is incorporated by reference into this Scheme Document, for this information.

Readers of this Scheme Document are cautioned not to place undue reliance on the summary of the Charles River unaudited prospective financial information set forth above. No representation is made by Charles River, WuXi or their respective affiliates, advisors, officers, directors or representatives or any other person to any shareholder of Charles River or any shareholder of WuXi regarding the ultimate performance of Charles River compared to the information included in the above prospective financial information. The inclusion of the summary of the Charles River unaudited prospective financial information should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events nor construed as financial guidance, and they should not be relied on as such. Charles River has made no representation to WuXi or WuXi’s financial advisor, in the Acquisition Agreement or otherwise, concerning the Charles River unaudited prospective financial information. CHARLES RIVER DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE CHARLES RIVER UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE CHARLES RIVER UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

14. THE ACQUISITION AGREEMENT

The following summary of the Acquisition Agreement is qualified in its entirety by reference to the complete text of the Acquisition Agreement, which is included as Appendix C to this Scheme Document. The obligations of WuXi and Charles River to implement the Scheme are governed by the Acquisition Agreement. We urge you to read the entire Acquisition Agreement.

Explanatory Note Regarding the Acquisition Agreement and the Summary of the Acquisition Agreement: Representations, Warranties and Covenants in the Acquisition Agreement Are Not Intended to Function or Be Relied on as Public Disclosures

The Acquisition Agreement and the summary of its terms in this Scheme Document have been included to provide information about the terms and conditions of the Acquisition Agreement. The terms and information in the Acquisition Agreement are not intended to provide any other public disclosure of factual information about WuXi, Charles River or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Acquisition Agreement are made by WuXi and Charles River only for the purposes of the Acquisition Agreement and were qualified and subject to certain limitations and exceptions agreed to by WuXi and Charles River in connection with negotiating the terms of the Acquisition Agreement. In particular, in your review of the representations and warranties contained in the Acquisition Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Acquisition Agreement and were negotiated for the purpose of allocating contractual risk between the parties to the Acquisition Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to reports and documents filed with the SEC or what might be viewed as material to shareholders and in some cases may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the Acquisition Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Scheme Document, may have changed since the date of the Acquisition Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this Scheme Document.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of WuXi, Charles River or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this Scheme Document or incorporated by reference into this Scheme Document.

Structure of the Acquisition

The Acquisition Agreement provides for the Acquisition of WuXi by Charles River. Upon the terms and subject to the conditions set forth in the Acquisition Agreement, Charles River will acquire all of the outstanding ordinary shares of WuXi by way of a scheme of arrangement under Section 86 of the Cayman Companies Law.

Scheme Consideration

At the closing of the Acquisition, each WuXi shareholder will be entitled to receive a combination of $1.40625 in cash, without interest, and a number of shares of Charles River common stock equal to $1.25 divided by the weighted average closing price of Charles River common stock on the NYSE for the 20 trading days ending on the second business day prior to closing (but in no event more than 0.0336 nor less than 0.0290 shares of Charles River common stock) for each outstanding ordinary share of WuXi they hold. WuXi shareholders will receive cash in lieu of any fractional shares of Charles River common stock that would have otherwise been issued at the completion of the Acquisition. The number of shares of Charles River common stock that will be issued for each WuXi ordinary share is sometimes referred to in this Scheme Document as the exchange ratio; the $1.25 in cash, without interest, that will be paid for each WuXi ordinary share is sometimes referred to in this Scheme Document as the cash consideration; and the exchange ratio and the cash consideration are together sometimes referred to in this Scheme Document as the Scheme Consideration. If, between the date of the Acquisition Agreement and the closing, there is a reclassification, recapitalization, stock split, combination, exchange or readjustment of shares or stock dividend with respect to Charles River common stock or WuXi ordinary shares, the Scheme Consideration will be adjusted accordingly.

Exchange of Shares

Following completion of the Acquisition, Charles River will make available to Computershare, Inc., acting as exchange agent:

•	the shares of Charles River common stock issuable in exchange for the outstanding WuXi ordinary shares; and

•	an amount of cash necessary to pay the aggregate cash portion of the Scheme Consideration.

Cash deposited with the exchange agent to pay the cash consideration will be deposited in a separate fund established for the benefit of WuXi shareholders.

As soon as reasonably practicable after the closing, the exchange agent will mail to each holder of WuXi ordinary shares an instruction letter requesting each shareholder to provide the name and address of the recipient of the Scheme Consideration in respect of the WuXi ordinary shares held by such shareholder. Once a holder of WuXi ordinary shares has delivered a duly completed and executed instruction letter to the exchange agent, such shareholder will be entitled to receive the Scheme Consideration in respect of each WuXi ordinary share transferred by such holder to Charles River pursuant to the Acquisition Agreement and the Scheme. The shares of Charles River common stock so issued will be in uncertificated book-entry form.

Holders of WuXi ordinary shares will not be entitled to receive any dividends or other distributions payable by Charles River with respect to those shares of Charles River common stock, or cash in lieu of fractional shares, until the applicable instruction letter is surrendered. Upon surrender, those holders will receive accumulated dividends and distributions, without interest, together with cash in lieu of fractional shares.

No fractional shares of Charles River stock will be issued and any holder of WuXi ordinary shares otherwise entitled to receive a fractional share of Charles River stock will be entitled to receive a cash payment in lieu thereof, which payment will represent such holder of WuXi ordinary shares’ proportionate interest in the net proceeds from the sale by the exchange agent on behalf of such holder of the aggregate fractional shares of Chares River stock that such holder otherwise would be entitled to receive.

WuXi Stock Options and Stock-Based Awards

At the closing, each outstanding option to purchase WuXi ordinary shares granted under any equity compensation plan or arrangement of WuXi, collectively referred to in this Scheme Document as WuXi stock options, whether or not exercisable or vested, will be converted into an option to purchase Charles River common stock on the same terms and conditions in effect at the closing and each unvested and outstanding WuXi restricted share unit will be converted into a restricted share unit with respect to Charles River common stock on the same terms and conditions in effect at the closing. The number of shares of Charles River common stock subject to each such converted stock option or restricted share unit will be determined by multiplying the number of WuXi ordinary shares subject to such stock option or restricted share unit by the equity award exchange ratio and rounding down to the nearest whole number of shares. The “equity award exchange ratio” is determined by dividing (i) the sum of (x) $1.40625 and (y) the product of the exchange ratio for the stock portion of the Scheme Consideration and the closing price of Charles River common stock on the last trading day before closing by (ii) the closing price of Charles River common stock on the last trading day before closing.

Prior to the closing, WuXi will use its best efforts to (i) obtain any consents from holders of WuXi stock options and restricted share units and (ii) make any amendments to the terms of any equity compensation plans or arrangements and take any action, in each case that is necessary under the terms of the applicable WuXi stock options and restricted share units to give effect to the rollover described in this section.

Charles River Board of Directors

At the closing of the Acquisition, the Charles River board of directors will consist of 13 directors, 10 of whom will be the Charles River directors prior to the Acquisition and three of whom will be designated by WuXi. WuXi has selected Dr. Ge Li, the current chairman and chief executive officer of WuXi, as one of its designees to the Charles River board. WuXi has not yet selected its other two designees. In connection with its two annual shareholder meetings following the closing, Charles River is required to include WuXi’s three designees (or, if Charles River’s Corporate Governance and Nominating Committee determines that any of them does not meet Charles River’s director qualification requirements, replacement nominees designated by Dr. Li) in its proxy statement as part of the “management slate” recommended for election to its board. See “—Governance Following the Acquisition.”

Representations and Warranties

The Acquisition Agreement contains a number of substantially reciprocal representations and warranties of WuXi and Charles River as to, among other things: corporate authority; non-contravention; capital structure; SEC reports and financial statements; absence of certain changes or events; absence of undisclosed material liabilities; compliance with laws; litigation; intellectual property; properties; material contracts; finder’s fees; opinion of financial advisors; and absence of existing discussions with respect to an Acquisition Proposal. In addition, WuXi makes certain representations and warranties regarding taxes; employment benefit plans; labor and employment matters; insurance policies; environmental matters; and certain business practices. Charles River makes certain representations and warranties regarding financing; absence of registration requirement for the offering of Charles River common stock; and ownership of WuXi ordinary shares. Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Acquisition Agreement, “Material Adverse Effect” means with respect to WuXi or Charles River, as the case may be:

•

a material adverse effect on the financial condition, business, assets or results of operations of such party and its subsidiaries, taken as a whole, excluding any effect resulting from (i) changes in the financial or securities markets or general economic, political or regulatory conditions (including changes resulting from the items set forth in clause (iv) below), to the extent such changes do not have a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to other participants in the industry in which such party and its subsidiaries operate (and taking into account for purposes of determining whether a material adverse effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (ii) changes or conditions generally affecting the industry in which such party and its subsidiaries operate, to the extent that such changes or conditions do not have a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to other participants in the industry in which such party and its subsidiaries operate

(and taking into account for purposes of determining whether a material adverse effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (iii) changes, after the date of the Acquisition Agreement, of applicable law or applicable accounting regulations or principles or interpretations thereof, to the extent that such changes do not have a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to other participants in the industry in which such party and its subsidiaries operate (and taking into account for purposes of determining whether a material adverse effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (iv) acts of war, sabotage or terrorism, other outbreaks or escalations of hostilities or natural disasters, to the extent that they do not have a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to other participants in the industry in which such party and its subsidiaries operate (and taking into account for purposes of determining whether a material adverse effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (v) the announcement or consummation of the transactions contemplated by the Acquisition Agreement, the announcement of the identity of Charles River or any of its affiliates as the acquiror of WuXi or any party’s performance of or compliance with the terms of the Acquisition Agreement (including any loss of customers or employees resulting from the items set forth in this clause (v)) or (vi) any change, in and of itself, in such party’s stock price or trading volume, or any failure, in and of itself, by such party to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that this clause (vi) will not prevent a party from asserting that any event, occurrence, development or state of circumstances or facts that may have contributed to such change or failure independently constitutes or contributes to a material adverse effect); or

•	a material adverse effect on such party’s ability to consummate the transactions contemplated by the Acquisition Agreement.

The representations and warranties in the Acquisition Agreement do not survive the closing and, as described below under “—Termination,” if the Acquisition Agreement is validly terminated, neither party will have any liability for inaccuracies in its representations and warranties, or otherwise under the Acquisition Agreement, unless the termination resulted from a party’s intentional failure to fulfill a condition to the performance of the obligations of the other party or to perform a covenant contained in the Acquisition Agreement.

Principal Covenants

Interim Operations of WuXi and Charles River. Each of WuXi and Charles River has undertaken separate covenants that place restrictions on it and its subsidiaries until either the closing or termination of the Acquisition Agreement. In general, WuXi and its subsidiaries and Charles River and its subsidiaries are required to conduct their respective businesses in the ordinary course consistent with past practices and to use all reasonable efforts to preserve intact their present business organizations and relationships with third parties and to keep available the services of their present officers and employees. Each party has also agreed to certain restrictions on its and its subsidiaries’ activities that are subject to exceptions described in the Acquisition Agreement. The most significant activities that each party has agreed not to do, and not to permit any of its subsidiaries to do, are as follows:

•	amending the organizational documents of such party or its subsidiaries;

•

(i) splitting, combining or reclassifying any shares of such party’s capital stock; (ii) declaring, setting aside or paying any dividend or other distribution in respect of such party’s capital stock, except for dividends paid by such party’s subsidiaries (iii) redeeming, repurchasing or otherwise acquiring or offering to redeem, repurchase, or otherwise acquire any of such party’s securities or securities of such party’s subsidiaries (except pursuant to forfeiture of stock options or restricted share units or the Acquisition of stock in settlement of the exercise of stock options (in the case of WuXi, in accordance with the terms of these options on the date of the Acquisition Agreement) or for purposes of satisfying tax withholding obligations with respect to holders of stock options or restricted share units) or, in the case of Charles River, pursuant to the share repurchase program approved by the Charles River board of directors on July 27, 2005 and amended on October 26, 2005, May 9, 2006, August 1, 2007 and July 24, 2008);

•

subject to certain exceptions, issuing, delivering or selling, or applying to any governmental authority for approval of any issuance of, any shares of any of such party’s securities or such party’s subsidiary’s securities, other than the issuance of (i) any shares upon the exercise of stock options that were outstanding on the date of the Acquisition Agreement or granted after the date of the Acquisition Agreement in accordance with the terms of the Acquisition Agreement, (ii) any of such party’s subsidiary’s securities to such party or any other subsidiary of such party, (iii) in the case of Charles River, any stock options or restricted shares in the ordinary course of business, or any securities issued in connection with the Acquisition, or (iv) in the case of WuXi, any shares upon the conversion of convertible notes that were outstanding on the date of the Acquisition Agreement;

•	amending any term of any of such party’s securities or any of such party’s subsidiary’s securities in any material respect;

•

making any change in any method of accounting or accounting principles or practices, except as required by concurrent changes in generally accepted accounting principles or Regulation S-X of the Exchange Act;

•

settling, or offering or proposing to settle, any material litigation, investigation, arbitration, proceeding or other claim, or any litigation, arbitration, proceeding or dispute that relates to the Acquisition;

•

creating, incurring, assuming, suffering to exist or otherwise being liable with respect to any indebtedness for borrowed money to any person other than such party and its subsidiaries, or guarantees thereof, other than (i) refinancing of existing indebtedness, (ii) in the ordinary course of business in amounts not exceeding $50 million in the aggregate in the case of Charles River and $15 million in the aggregate in the case of WuXi and (iii) in the case of Charles River, to provide the funds necessary to consummate the Acquisition, including pursuant to the committed financing or any substitute financing;

•

taking any action that would reasonably be expected to result in any of the conditions described below under “—Principal Conditions to Completion of the Acquisition” not being satisfied, or entering into or consummating any transaction or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the Acquisitions contemplated by the Acquisition Agreement; or

•	agreeing, resolving or committing to do any of the foregoing.

In addition, WuXi has also agreed to certain other restrictions on its and its subsidiaries’ activities. The most significant additional activities that WuXi has agreed not to do, and not to permit any of its subsidiaries to do, are as follows:

•

incurring any capital expenditures except for those contemplated by the capital expenditure budget that was previously made available to Charles River and any unbudgeted capital expenditures that do not exceed $1 million individually or $10 million in the aggregate;

•

acquiring any assets, securities, properties, interests or businesses, other than (i) supplies and other acquisitions of assets in the ordinary course of business, (ii) in connection with permitted capital expenditures and (iii) acquisitions with a purchase price (including assumed indebtedness) that does not exceed $2 million individually or $10 million in the aggregate;

•

subject to certain exceptions, selling, leasing or otherwise transferring, or creating or incurring any lien on any of WuXi’s or its subsidiaries’ assets, securities, properties, interests or businesses, other than (i) sales of inventory or obsolete equipment in the ordinary course of business, (ii) in connection with permitted capital expenditures and (iii) sales of assets, securities, properties, interests or businesses with a sale price that does not exceed $2 million individually or $10 million in the aggregate;

•

subject to certain exceptions and other than in connection with permitted capital expenditures or permitted acquisitions, making any loans, advances or capital contributions to, or investments in, any person other than WuXi and its subsidiaries, other than in the ordinary course of business;

•

subject to certain exceptions, entering into, amending, modifying or terminating any material contract or otherwise waiving, releasing or assigning any material rights, claims or benefits of WuXi or any of its subsidiaries;

•

subject to certain exceptions, (i) granting or increasing any severance or termination pay to any director, officer or employee at or above the vice president level of WuXi or any of its subsidiaries, (ii) entering into any employment, change in control, retention, deferred compensation or other similar agreement (or amending any such existing agreement) with any director, officer or employee at or above the vice president level of WuXi or any of its subsidiaries, (iii) increasing benefits payable under any existing severance or termination pay policies or employment agreements covering any director, officer or employee at or above the vice president level of WuXi or any of its subsidiaries, (iv) establishing, adopting or amending any collective bargaining or other labor agreement or (v) increasing compensation, bonus or other benefits payable to any director, officer or employee of WuXi or any of its subsidiaries except, in the case of this clause (v) for regular annual increases and any increases due to promotions, in the ordinary course of business consistent with past practice, and except, in the case of each of the foregoing clauses (i) through (v), as required by law or the terms of any applicable benefit plan;

•

establishing, adopting or materially amending any employee plan or other benefit plan or arrangement (including any plan providing for the grant of equity or equity-based awards) or providing for the acceleration of the vesting, exercise, payment or settlement of any equity or equity-based awards, or providing for the adjustment (subject to the terms of the Acquisition Agreement) of the terms of such awards, in any such case upon the occurrence of the transactions contemplated by the Acquisition Agreement or upon any other event, except, in each case, as required by law or the terms of any applicable benefit plan; or

•	agreeing or committing to do any of the foregoing.

Shareholder Meetings and Duties to Recommend. WuXi has agreed that its board of directors will recommend the approval by WuXi shareholders of the proposal to adopt the Acquisition Agreement, and all related proposals, and has agreed to call a meeting of its shareholders for this purpose. Charles River has agreed that its board of directors will recommend the approval by Charles River shareholders of the proposal to issue Charles River common stock in connection with the Acquisition, and all related proposals, and has agreed to call a meeting of its shareholders for this purpose. Each party’s board of directors, however, can fail to make, withdraw or modify in a manner adverse to the other party, its recommendation (any such action referred to in this Scheme Document as a change in recommendation), if such board of directors determines in good faith, after consultation with its outside counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable law, and after giving the other party two business days’ prior notice. Also, as discussed below under “—Termination,” the WuXi board may terminate the Acquisition Agreement in order to accept a Superior Proposal, subject to the two business days notice requirement and payment to Charles River of a $50 million termination fee.

No Solicitation. Each party has agreed that neither it nor its subsidiaries nor any of their respective officers, directors, employees or other representatives will:

•	solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal;

•

enter into or participate in any discussions or negotiations with, furnish any non-public information relating to it or any of its subsidiaries or afford access to the business, properties, assets, books or records of it or any of its subsidiaries to, or otherwise cooperate in any way with or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, an Acquisition Proposal;

•	fail to make, withdraw or modify in a manner adverse to the other party its board recommendation to shareholders, or recommend an Acquisition Proposal;

•	grant any waiver or release under any standstill or similar agreement with respect to any class of its equity securities or any class of equity securities of its subsidiaries; or

•	enter into any agreement with respect to an Acquisition Proposal.

However, each party’s board of directors, directly or indirectly through advisors, agents or other intermediaries, may:

•

engage in negotiations or discussions with any third party that, subject to the party’s compliance with the restrictions described in this “—No Solicitation” section, has made a bona fide Acquisition Proposal that such board of directors has determined is or reasonably could be expected to lead to a Superior Proposal;

•

furnish to such third party or its representatives non-public information relating to the party or any of its subsidiaries pursuant to a confidentiality agreement with terms no less favorable to such party than those contained in the applicable confidentiality agreement between Charles River and WuXi; provided that (i) such confidentiality agreement may contain less restrictive provisions (including no standstill restriction), in which case the confidentiality agreement will be deemed to be amended to contain only such less restrictive provisions and (ii) all such information is provided or made available to the other party prior to or concurrently with the time it is provided or made available to the third party; and

•

following receipt of a Superior Proposal, make a change in recommendation (and, in the case of WuXi, subject to the terms and conditions described below under “—Termination—Mutual Closing Conditions,” terminate the Acquisition Agreement); provided that (i) such party’s board of directors determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable law and (ii) such party provides at least two business days’ notice to the other party before taking such action.

The restrictions described above will not prohibit the board of directors of either party from complying with Rule 14e-2(a) under the Exchange Act, with regard to an Acquisition Proposal; or from making any disclosure to its shareholders if such board of directors determines in good faith, after consultation with outside legal counsel, that the failure so to make such disclosure would be inconsistent with its obligations under applicable law; provided that the foregoing will not limit or modify the effect that such action, statement or disclosure has under the terms of the Acquisition Agreement.

“Acquisition Proposal” means, with respect to either party (each an “applicable party”), other than the transactions contemplated by the Acquisition Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the applicable party and its subsidiaries or 20% or more of any class of equity or voting securities of the applicable party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the applicable party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of the applicable party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the applicable party or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution, scheme of arrangement, amalgamation or other similar transaction involving the applicable party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the applicable party.

“Superior Proposal” means, with respect to either party, a written Acquisition Proposal for at least a majority of the outstanding shares of such party’s capital stock or all or substantially all of the consolidated assets of such party and its subsidiaries on terms that such party’s board of directors determines in good faith by a majority vote, after considering the advice of a financial advisor of internationally recognized reputation and outside legal counsel and taking into account all the terms, conditions and other relevant aspects of the Acquisition Proposal, including availability of financing (if applicable), any break-up fees, expense reimbursement provisions and conditions and timing to consummation, are more favorable to such party’s shareholders than the transactions contemplated by the Acquisition Agreement.

Neither party’s board of directors will take any of the actions referred to above unless such party has delivered to the other party a prior written notice advising the other party that it intends to take such action, and the party taking such action is obligated to continue to advise the other party after taking such action. Each party is required to notify the other party promptly (but in no event later than 24 hours) after receipt by such party (or any of its advisors) of any Acquisition Proposal, any indication that a third party is considering making an Acquisition Proposal or of any request for information relating to the party or any of its subsidiaries or for access to the business, properties, assets, books or records of the party or any of its subsidiaries by any third party that may be considering making, or has made, an Acquisition Proposal. The party receiving the Acquisition Proposal is required to provide such notice orally and in writing and to identify the third party making, and the material terms and conditions of, any such Acquisition Proposal and to keep the other party reasonably informed in all material respects and on a reasonably current basis of the status and terms of, and any material changes or revisions to, such Acquisition Proposal.

WuXi has agreed to, and to cause its subsidiaries, advisors, employees and other agents to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to April 26, 2010 with respect to any Acquisition Proposal and to use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of confidential information about WuXi that was furnished by or on behalf of WuXi to return or destroy all such information.

Indemnification and Insurance. The Acquisition Agreement provides that for six years following the completion of the Acquisition:

•

Charles River will indemnify and hold harmless the present and former officers and directors of WuXi with respect to acts or omissions occurring at or prior to the closing to the fullest extent permitted by applicable law or provided under the WuXi second amended and restated memorandum and articles of association in effect on April 26, 2010;

•

Charles River will continue to maintain WuXi’s current policies of directors and officers liability insurance, with respect to acts and omissions occurring at or prior to completion of the Acquisition and covering each present or former officer or director of WuXi currently covered by WuXi’s directors’ and officers’ liability insurance policy. Alternatively, Charles River may substitute one or more policies containing terms and conditions and providing coverage no less favorable in the aggregate than those provided under WuXi’s policies in effect as of the date of the Acquisition Agreement. In fulfilling its responsibility to maintain the insurance policies described in this paragraph, Charles River will not be obligated to pay premiums in excess of 200 percent of the amount per year that WuXi paid for fiscal year 2009.

Employee Matters. For a period of 18 months after the closing, Charles River will provide or cause WuXi to provide to each employee of WuXi or any of its subsidiaries who continues employment with WuXi or any of its subsidiaries following the closing compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits (including the value of equity compensation and equity-based compensation) provided to such employee by WuXi and its subsidiaries immediately prior to the closing.

From and after the closing, Charles River will and will cause WuXi to honor all obligations under WuXi employee benefit plans in accordance with their respective terms as in effect immediately prior to the closing.

With respect to any employee benefit plan maintained by Charles River or any of its subsidiaries (other than WuXi and any of its subsidiaries) in which any WuXi employee or any dependent thereof participates after the closing, such WuXi employee will receive full credit for service with WuXi or any of its subsidiaries (or predecessor employers to the extent WuXi currently provides such past service credit) for purposes of eligibility to participate and vesting (but not for purposes of benefit accrual), to the same extent that such service was recognized as of the closing under a comparable plan of WuXi and its subsidiaries in which such WuXi employee participated; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

Charles River will waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Charles River or any of its subsidiaries (other than WuXi and any of its subsidiaries) in which any WuXi employee or any dependent thereof participates from and after the closing, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable WuXi welfare benefit plan immediately prior to the closing. Charles River will recognize, or cause to be recognized, the dollar amount of all expenses incurred by each WuXi employee (and his or her eligible dependents) during the calendar year in which the closing occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such WuXi employee or dependent participates from and after the closing.

Cayman Court Process; WuXi Shareholder Meeting; Proxy Statement. WuXi has agreed to use its reasonable best efforts to prepare each of the documents required to be filed with the Grand Court in connection with the Scheme, to respond as promptly as possible to any comments received from the Grand Court on such documents and otherwise perform all customary tasks which are necessary in connection with the preparation of documents, the solicitation of proxies, the holding of shareholder meetings, and all other customary formalities necessary in order to obtain the sanction of the Acquisition by the Grand Court.

Reasonable Best Efforts Covenant. Subject to the terms and conditions of the Acquisition Agreement, each of Charles River and WuXi have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Acquisition Agreement as promptly as practicable, including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining as promptly as practicable and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Acquisition Agreement.

Without limiting the foregoing, each of WuXi and Charles River has agreed not to make any inquiries of, make any filing with, seek any approval of or take any similar action with respect to any governmental authority in respect of the Chinese anti-monopoly law, without the prior written consent of the other party, except (i) on a no-names basis, to the extent reasonably required by changes of applicable law dealing with antitrust or competition announced by, or new applicable law dealing with antitrust or competition adopted by, the Chinese antitrust authorities after the date of the Acquisition Agreement or (ii) to the extent that such party is expressly required to take such action by the Chinese antitrust authorities or the Chinese antitrust authorities initiate an investigation or inquiry that reasonably requires such action in response, subject in each case to such party providing prior written notice to the other party that it intends to take such action.

Financing Covenant. Charles River has agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the financing for the Acquisition on the terms and conditions described in the commitment letter, including, among other things, using commercially reasonable efforts to (i) maintain in effect the commitment letter, (ii) negotiate definitive agreements with respect to the financing of the Acquisition on terms and conditions contemplated by the commitment letter and execute and deliver to WuXi a copy thereof concurrently with such execution, (iii) satisfy on a timely basis all conditions applicable to Charles River in the commitment letter that are within its control and comply with its obligations thereunder, and (iv) enforce its rights under the commitment letter in the event of a breach by the lenders or the other persons providing such financing that would reasonably be expected to prevent, impede or delay the closing, including seeking specific performance of the lenders or the other persons providing such financing thereunder.

If any portion of the financing contemplated by the commitment letter becomes unavailable or Charles River becomes aware of any event or circumstance that makes any portion of the financing unavailable, Charles River has agreed to use its commercially reasonable efforts to arrange and obtain one or more alternative financings in an amount sufficient to complete the Acquisition and make all other necessary payments by Charles River in connection therewith as promptly as practicable following the occurrence of such event.

Charles River has agreed to give WuXi prompt oral and written notice of any material breach by any party to the commitment letter or of any condition not likely to be satisfied, in each case, of which Charles River becomes aware, or any termination of the commitment letter. Charles River has agreed to keep WuXi reasonably informed in all material respects of the status of its efforts to arrange the financing of the Acquisition.

Charles River has the right to amend, replace, supplement or otherwise modify, or waive any of its rights under, the commitment letter and/or substitute other debt or equity financing for all or any portion of the financing contemplated by the commitment letter from the same and/or alternative financing sources or reduce the amount of financing under the commitment letter and definitive financing agreements in its reasonable discretion (but not to an amount below the amount that is required to complete the Acquisition and make all other necessary payments by Charles River in connection therewith) so long as such actions (i) do not expand upon the conditions precedent or contingencies to the financing as set forth in the commitment letter or (ii) prevent, impede or delay the consummation of the Acquisition and the other transactions contemplated by the Acquisition Agreement.

WuXi has agreed to use, and to cause its subsidiaries to use, their commercially reasonable efforts to cooperate with reasonable requests by Charles River in its efforts to obtain financing for the Acquisition, including, among other things, cooperation (i) in arranging contact between the arrangers for the financing and the officers and directors of WuXi and its subsidiaries, (ii) in the preparation of confidential information memoranda, financial information and other materials to be used in connection with obtaining such financing, including reasonable access to information regarding WuXi and its subsidiaries to be used in the preparation of such materials, (iii) in Charles River’s and its financing sources’ marketing efforts for such financing, including participation in management presentation sessions, “road shows” and sessions with rating agencies, (iv) in obtaining any third party consents necessary in connection with such financing, (v) in extinguishing existing indebtedness of WuXi and its subsidiaries and releasing liens securing such indebtedness, (vi) with respect to matters relating to pledges of collateral to take effect at the closing in connection with such financing, (vii) in obtaining legal opinions and other customary documents and instruments to be delivered in connection with such financing, (viii) in securing the cooperation of WuXi’s independent accountants, including with respect to the delivery of customary accountants’ comfort letters and consents, (ix) in providing the financial and other information regarding WuXi and its subsidiaries required pursuant to the commitment letter and (x) with Charles River’s and the arrangers’ due diligence.

Prior to approval of the Scheme under Section 86 of the Cayman Companies Law, WuXi will not be obligated (i) to pay any commitment or other similar fee, (ii) to have any liability or any obligation related to the financing other than the Acquisition Agreement or (iii) to incur any other liability in connection with the financing.

Charles River has agreed (i) to reimburse WuXi for all reasonable documented out-of-pocket costs incurred by WuXi in connection with WuXi’s cooperation, (ii) that WuXi will not have any responsibility for, or incur any liability to any person prior to the closing under, the financing and (iii) subject to certain customary exceptions, to indemnify WuXi from and against any and all losses, damages, claims, costs or expenses incurred in connection with the arrangement of the financing and any information used in connection therewith.

Certain Other Covenants. The Acquisition Agreement contains additional and generally mutual covenants, including covenants relating to cooperation in connection with the preparation of this Scheme Document and the documents required to be filed with the Grand Court pursuant to the Scheme, public announcements, notices of certain events and cooperation in connection with the de-listing of WuXi ADSs from the NYSE and the deregistration of WuXi ordinary shares under the Exchange Act and, in the case of Charles River, the use of reasonable best efforts to cause the shares of Charles River common stock to be issued in connection with the Acquisition to be listed on the NYSE and matters relating to Section 16 under the Exchange Act.

Principal Conditions to Completion of the Acquisition

Mutual Closing Conditions. The obligations of each of WuXi and Charles River to consummate the Acquisition are subject to the satisfaction or waiver at or before the closing of the following conditions:

•	obtaining the required approvals of the WuXi shareholders and Charles River shareholders (as described under “The Special Meeting—Votes Required”);

•

obtaining an interim order and final order of the Grand Court on terms consistent with the Acquisition Agreement and the filing of the final order with the Registrar of Companies of the Cayman Islands;

•	absence of legal prohibitions on the completion of the Acquisition;

•	expiration or termination of the applicable waiting period under the HSR Act;

•	approval for the listing on the NYSE of the Charles River common stock to be issued in connection with the Acquisition, subject to official notice of issuance;

•

accuracy as of the closing of the representations and warranties made by the other party, except generally where the failure of such representations and warranties to be true has not had and would not reasonably be expected to have a Material Adverse Effect on the other party;

•	performance in all material respects by the other party of the obligations required to be performed by it at or prior to the closing; and

•

except as set forth in the other party’s disclosure letter or as disclosed in any SEC document filed by the other party prior to April 26, 2010, the absence of any event, occurrence, development or state of circumstances or facts that has had or reasonably could be expected to have, individually or in the aggregate, a Material Adverse Effect on the other party.

Additional Closing Conditions of Charles River. In addition to the conditions described above, the obligations of Charles River to consummate the Acquisition are subject to the satisfaction or waiver at or before the closing of the following additional conditions:

•

the absence of any instituted and pending litigation or proceeding (or any investigation that would reasonably be expected to result in such litigation or proceeding) by any governmental authority with respect to the Acquisition under the U.S. federal or state antitrust laws that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (disregarding clause (E) of such definition for these purposes) on WuXi or Charles River;

•

in the event that the Chinese antitrust authorities have notified Charles River in writing that the approval of the Chinese antitrust authorities is required under Chinese anti-monopoly law to consummate the Acquisition, obtaining such approval; and

•

in the event that the Chinese antitrust authorities have notified Charles River in writing that the Chinese antitrust authorities have initiated an investigation under Chinese anti-monopoly law with respect to the

Acquisition pursuant to Article 4 of the Regulation on the Reporting Threshold of Business Concentration promulgated by the People’s Republic of China State Council on August 3, 2008 (or under any implementing rules or regulations adopted by the Chinese antitrust authorities) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (disregarding clause (E) of such definition for these purposes) on WuXi or Charles River, such investigation no longer being pending.

Termination

Termination Rights. The Acquisition Agreement may be terminated at any time before the closing, whether before or after the receipt of the required approvals from WuXi and Charles River shareholders or Cayman Islands court approvals, in any of the following ways:

(a) by mutual written agreement of WuXi and Charles River;

(b) by either WuXi or Charles River:

•

if the Acquisition is not consummated on or before the earlier of (i) the date that is two business days after the date on which all conditions to closing are satisfied or waived (such date is referred to in this Scheme Document as the preliminary date) and (ii) January 26, 2011 (such earlier date is sometimes referred to in this Scheme Document as the end date); provided that if on the preliminary date a Financial Market Event (as defined below) exists and all conditions to closing are satisfied or waived, each party has the right to extend the end date by 30 days;

•

if any law, regulation, judgment, injunction, order or decree of any court or other governmental entity having competent jurisdiction makes consummation of the Acquisition illegal or otherwise prohibited or enjoins WuXi or Charles River from consummating the Acquisition and such injunction becomes final and nonappealable, provided that neither party may terminate the Acquisition Agreement for this reason if such party has not complied in all material respects with its obligations under the Acquisition Agreement; or

•	if either the approval of the WuXi shareholders or the Charles River shareholders has not been obtained at their respective shareholder meetings;

(c) by Charles River:

•

if WuXi’s board of directors has made a change in recommendation, or at any time after receipt or public announcement of an Acquisition Proposal with respect to WuXi, WuXi’s board of directors has failed to reaffirm promptly its recommendation;

•

if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of WuXi has occurred that would result in the failure of the condition relating to the accuracy of WuXi’s representations and warranties and compliance with its covenants to be satisfied and such failure cannot be cured by the end date; or

•

if WuXi has intentionally and materially breached its obligations described above under “—Principal Covenants—Shareholder Meetings and Duties to Recommend” or “—Principal Covenants—No Solicitation”; or

(d) by WuXi:

•

if, prior to WuXi shareholder approval being obtained, the board of directors of WuXi authorizes the entry by WuXi into a written agreement concerning a Superior Proposal; provided that concurrently with such termination, WuXi pays a termination fee of $50 million to Charles River as described below under “—Termination Fees”;

•	if Charles River’s board of directors has made a change in recommendation;

•

if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Charles River has occurred that would result in the failure of the condition relating to the accuracy of Charles River’s representations and warranties and compliance with its covenants to be satisfied and such failure cannot be cured by the end date; or

•

if Charles River has intentionally and materially breached its obligations described above under “—Principal Covenants—Shareholder Meetings and Duties to Recommend” or “—Principal Covenants—No Solicitation.”

A “Financial Market Event” shall exist, at any time, if: (i) none of Bank of America, N.A., Barclays Bank PLC, Citibank, N.A., Credit Suisse, Goldman Sachs Credit Partners L.P., HSBC Bank USA, National Association, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., The Royal Bank of Scotland plc, Wells Fargo Bank, National Association, and their respective affiliates have provided any loan commitments for Acquisition financings in the United States during the period of 10 consecutive business days prior to such time; (ii) proceeds from the financing to be obtained pursuant to the commitment letter are not available and proceeds from any substitute financing are not available on commercially reasonable terms at such time; and (iii) Charles River has complied in all material respects with its obligations described above under “—Principal Covenants—Reasonable Best Efforts Covenant” and “—Principal Covenants—Financing Covenant.”

Effect of Termination. If the Acquisition Agreement is validly terminated, it will become void and of no effect without any liability on the part of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) unless the termination resulted from such party’s willful failure to fulfill a condition to the performance of the obligations of the other party or to perform a covenant contained in the Acquisition Agreement, in which case such party will be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such party’s failure. However, the provisions of the Acquisition Agreement relating to the effects of termination, termination fees and expenses, governing law, jurisdiction and waiver of jury trial, as well as the confidentiality agreements entered into between WuXi and Charles River, will continue in effect notwithstanding termination of the Acquisition Agreement.

Termination Fees

WuXi has agreed to pay Charles River a termination fee of $50 million in the event that:

•	Charles River terminates the Acquisition Agreement pursuant to a change in recommendation by the WuXi board of directors;

•

Charles River terminates the Acquisition Agreement due to an intentional and material breach by WuXi of its obligations described above under “—Principal Covenants—Shareholder Meetings and Duties to Recommend” or “—Principal Covenants—No Solicitation”;

•

WuXi terminates the Acquisition Agreement, prior to WuXi shareholder approval being obtained in connection with the WuXi board of directors authorizing the entry into a written agreement concerning a Superior Proposal; or

•

the Acquisition Agreement is terminated by either party following the failure of WuXi’s shareholders to approve the Acquisition or the Acquisition is not consummated by the end date (except where the Financing Reverse Termination Fee or the Specified Regulatory Condition Reverse Termination Fee (each as described below) is payable by Charles River) and (i) an Acquisition Proposal for WuXi has been made prior to such termination and (ii) WuXi enters into a definitive agreement with respect to or consummates an Acquisition Proposal (provided that, for purposes of this payment obligation, the definition of the term “Acquisition Proposal” is modified so that each 20 percent threshold in such definition is deemed to be a 50 percent threshold) within 12 months after termination.

Charles River has agreed to pay WuXi a reverse termination fee (in the amount specified below) if the Acquisition Agreement is terminated under any of the following circumstances:

•	a fee of $50 million if WuXi terminates the Acquisition Agreement by reason of Charles River’s board of directors changing its recommendation to its shareholders;

•

a fee of $50 million if WuXi terminates the Acquisition Agreement due to an intentional and material breach by Charles River of its obligations described above under “—Principal Covenants—Shareholder Meetings and Duties to Recommend” or “—Principal Covenants—No Solicitation”;

•

a fee of $50 million if the Acquisition is not consummated by the end date (except where the Financing Reverse Termination Fee or the Specified Regulatory Condition Reverse Termination Fee (each as described below) is payable by Charles River) and (i) an Acquisition Proposal for Charles River has been made prior to such termination and (ii) Charles River enters into a definitive agreement with respect to or consummates an Acquisition Proposal (provided that, for purposes of this payment obligation, the definition of the term “Acquisition Proposal” is modified so that each 20 percent threshold in such definition is deemed to be a 50 percent threshold) within 12 months after termination;

•

a Financing Reverse Termination Fee of $75 million if (i)(x) either party terminates the Acquisition Agreement by reason of the Acquisition failing to close by the end date (except in circumstances in which the Specified Regulatory Condition Reverse Termination Fee is payable) and (y) on the end date, a Financial Market Event exists and all conditions to closing have been satisfied or waived and (z) neither party exercises its right to extend the end date by 30 days or (ii) a party exercises its right to extend the end date by 30 days due to the existence of a Financial Market Event and the agreement is subsequently terminated for any reason;

•

a Specified Regulatory Condition Reverse Termination Fee of $75 million if (i)(x) either party terminates the agreement by reason of the Acquisition failing to close by the end date, (y) all conditions to closing have been satisfied or waived except that (x) the Chinese antitrust authorities have notified Charles River that their approval is required to consummate the Acquisition and such approval has not been obtained or (y) the Chinese antitrust authorities have initiated an investigation with respect to the Acquisition that could reasonably be expected to have a Material Adverse Effect on Charles River or WuXi and such investigation remains pending or (ii) either party terminates the agreement solely by reason of a final and nonappealable injunction, judgment, order or decree enjoining or otherwise prohibiting the consummation of the Acquisition under Chinese antitrust law; or

•

a fee of $25 million if Charles River shareholder approval is not obtained at the Charles River shareholder meeting; provided that if (i) an Acquisition Proposal for Charles River had been made prior to termination and (ii) Charles River enters into a definitive agreement with respect to or consummates an Acquisition Proposal (provided that, for purposes of this payment obligation, the definition of the term “Acquisition Proposal” is modified so that each 20 percent threshold in such definition is deemed to be a 50 percent threshold) within 12 months after termination, an additional $25 million will be payable.

In no event shall Charles River be required to pay more than one termination fee to WuXi, except for the potential payment of two $25 million termination fees as described in the immediately preceding bullet point.

Amendments; Waivers

Any provision of the Acquisition Agreement may be amended or waived prior to the closing if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Acquisition Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the WuXi shareholder approval or the Charles River shareholder approval has been obtained, there will be no amendment or waiver that would require the further approval of either party’s shareholders, without such approval having first been obtained under the applicable law; provided further that after the interim order of the Grand Court has been obtained, there will be no amendment or waiver without the court approval having first been obtained.

15. VOTING AGREEMENTS

The following is a summary of the material terms and conditions of the voting agreements entered into in connection with the Acquisition Agreement. This summary may not contain all the information about the voting agreements that is important to you. This summary is qualified in its entirety by reference to the voting agreements, which have been filed as exhibits to WuXi’s Report on Form 6-K filed on April 26, 2010 and which exhibits are incorporated by reference into this Scheme Document. You are encouraged to read the voting agreements in their entirety.

Concurrently with the execution of the Acquisition Agreement, Charles River entered into voting agreements with (i) Dr. Ge Li and NGM Family 2006 Irrevocable Trust, (ii) Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. and (iii) General Atlantic Partners (Bermuda), L.P., GAP-W International, L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P., and GAPCO GmbH & Co. KG. The shareholders party to each voting agreement are not affiliates of the shareholders party to the other voting agreements. Dr. Li, the Warburg Pincus entities and the General Atlantic entities are not affiliated with each other. As of April 26, 2010, the shareholders party to the voting agreements collectively held 83,227,183 WuXi ordinary shares (representing approximately 14.5% of the total outstanding WuXi ordinary shares). As of April 26, 2010, the shareholders party to the voting agreements also collectively held stock options (both vested and unvested), restricted share units (both vested and unvested) and convertible notes collectively exercisable (when all fully vested) for an additional approximately 4.6% of the outstanding WuXi ordinary shares). If any of the stock options, restricted share units or convertible notes held by the shareholders party to the voting agreements are exercised for or converted into WuXi ordinary shares prior to the termination of the voting agreements, such WuXi ordinary shares will also be subject to the voting agreements.

Voting of Shares

Under the voting agreements, each shareholder party thereto has agreed, subject to the terms and conditions set forth therein, to vote or exercise its right to consent with respect to all the WuXi ordinary shares that such party is entitled to vote at the time of any vote to approve the Scheme at any meeting of the shareholders of WuXi, and at any adjournment thereof, at which the Scheme (or any amended version thereof (subject to the termination provisions described below)), is submitted for the consideration and vote of the shareholders of WuXi.

Each shareholder party to a voting agreement has further agreed that it will not vote any WuXi ordinary shares in favor of, or consent to, and will vote against and not consent to, the approval of any:

•	Acquisition Proposal with respect to WuXi;

•	reorganization, recapitalization, liquidation or winding-up of WuXi or any other extraordinary transaction involving WuXi; or

•	corporate action the consummation of which would prevent, interfere with, impede or delay the consummation of the transactions contemplated by the Acquisition Agreement.

Except as expressly described above, nothing in the applicable voting agreement limits the right of each shareholder party thereto to vote or exercise its right to consent in favor of or against, or abstain with respect to, any matter presented to WuXi’s shareholders, including in connection with the election of directors.

Grant of Proxy

In furtherance of the voting agreements, each shareholder party to a voting agreement granted an irrevocable proxy to Charles River to vote its or his shares in the manner described above under “—Voting of Shares.”

Transfer and Other Restrictions

Each shareholder party to a voting agreement has agreed that until the termination of the applicable voting agreement, without the prior consent of Charles River, it or he will not:

•	grant any proxy or power of attorney or enter into any voting trust or other agreement or arrangement with respect to the voting of any WuXi ordinary shares; or

•

sell, assign, transfer, encumber, pledge or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, pledge or other disposition of, any WuXi ordinary shares during the term of the voting agreements.

Each shareholder party to a voting agreement has agreed not to seek or solicit any sale, assignment, transfer, encumbrance or other disposition or seek to enter into any contract, option or other arrangement or understanding referred to in the second bullet point above.

Termination

The voting agreements will terminate automatically on the earliest of:

•	the termination of the Acquisition Agreement in accordance with its terms;

•	the consummation of the Acquisition; and

•

the date of any amendment, modification, change or waiver of the Acquisition Agreement that results in (i) a decrease in the cash or stock portion of the Scheme Consideration, (ii) a decrease in the Scheme Consideration or (iii) any delay in the consummation of the Acquisition until after the end date, in each case, that is not consented to in writing by each shareholder party thereto in its sole discretion prior to such amendment, modification, change or waiver of the Acquisition Agreement.

16. INTERESTS OF OFFICERS AND DIRECTORS IN THE ACQUISITION

Certain members of WuXi management and the WuXi board of directors may be deemed to have financial interests in the Acquisition that are in addition to, or different from, the interests of other WuXi shareholders. The WuXi board of directors was aware of these interests and considered them, among other matters, in approving the Acquisition and the Acquisition Agreement.

Equity Awards

As described above in “—The Acquisition Agreement—WuXi Stock Options and Stock-Based Awards”, upon the closing of the Acquisition, all stock options and restricted share units with respect to WuXi ordinary shares, including those awards held by our directors and executive officers, will be converted into stock options and restricted share units with respect to Charles River common stock, on the same terms and conditions as they were subject to prior to the closing of the Acquisition.

Employment Agreements

In connection with entering into the Acquisition Agreement, Charles River, WuXi and WuXi AppTec Co., Ltd. entered into new employment agreements with Drs. Ge Li, Shuhui Chen, Suhan Tang and Mr. Edward Hu, each dated April 26, 2010, that will replace each such individual’s existing employment agreement (if any), effective as of and contingent upon the closing of the Acquisition. These agreements generally provide for (i) an initial award of stock options and restricted share units following the closing of the Acquisition, (ii) compensation and benefits during the term of employment, (iii) compensation and benefits (including vesting of all stock options and restricted share units granted prior to the closing) following certain terminations of employment and (iv) certain restrictive covenants during and following the executive’s employment period.

Additional Information

For information concerning security ownership of directors and certain officers of WuXi, see “Appendix F—Stock Beneficial Ownership of Certain Beneficial Owners and Management.” Additional information about the current directors and executive officers of WuXi (including Dr. Li, who will become a member of the Charles River board of directors after the closing) can be found in our Annual Report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference into this Scheme Document. See “—Where You Can Find Additional Information” beginning on page 72 of this Scheme Document.

17. GOVERNANCE FOLLOWING THE ACQUISITION

At the closing of the Acquisition, the Charles River board of directors will consist of 13 directors, 10 of whom will be Charles River directors prior to the Acquisition and three of whom will be designated by WuXi. WuXi has selected Dr. Ge Li as one of its designees to the Charles River board and will select two other individuals prior to the closing. In connection with its two annual shareholder meetings following the closing, Charles River is required to include WuXi’s three designees (or, if Charles River’s Corporate Governance and Nominating Committee determines that any of them does not meet Charles River’s director qualification requirements, replacement nominees designated by Dr. Li) in its proxy statement as part of the “management slate” recommended for election to its board.

At the closing of the Acquisition, James C. Foster is expected to continue to be Chairman, President and Chief Executive Officer of the combined company and Dr. Li, currently Chairman and Chief Executive Officer of WuXi, is expected to be appointed Corporate Executive Vice President and President, Global Discovery and China Services of the combined company. Thomas F. Ackerman is expected to continue as Chief Financial Officer of the combined company after the closing of the Acquisition.

See “— Interests of Officers and Directors in the Acquisition” for a description of the material interests of the directors and executive officers of WuXi in the transaction that are in addition to, or different than, their interests as shareholders. Additional information about the current directors and executive officers of Charles River and WuXi (including Dr. Li, who will become a member of the Charles River board of directors after the closing of the Acquisition) can be found in Charles River’s Annual Report on Form 10-K for the fiscal year ended December 26, 2009, and WuXi’s Annual Report on Form 20-F for the year ended December 31, 2009, respectively, which are incorporated by reference into this Scheme Document. See “—Where You Can Find Additional Information” beginning on page 72.

18. HEADQUARTERS

After completion of the Acquisition, Charles River will retain the name Charles River Laboratories International, Inc. and will continue to have its headquarters and principal executive offices in Wilmington, Massachusetts.

19. PUBLIC TRADING MARKETS

WuXi ADSs (each representing eight underlying WuXi ordinary shares) are currently listed on the NYSE under the symbol “WX.” Upon completion of the Acquisition, WuXi ADSs will be delisted from the NYSE and will be deregistered under the Exchange Act. Charles River common stock is currently listed, and the Charles River common stock to be issued in connection with the Acquisition will be listed, on the NYSE under the symbol “CRL.”

As reported on the NYSE, the closing sale price per share of Charles River common stock on April 23, 2010, the last business day prior to the announcement of the Acquisition, was $39.77. As reported on the NYSE, the closing sale price per WuXi ADS on that date was $16.57 (implying an underlying price per WuXi ordinary share of $2.07). Assuming the Charles River Average Price were equal to the closing price of Charles River common stock on the NYSE on April 23, 2010, the implied value of the Scheme Consideration to be received by WuXi shareholders in the Acquisition is $2.66 per ordinary share or $21.25 per WuXi ADS.

As reported on the NYSE, the closing sale price per share of Charles River common stock on June 25, 2010, the most recent practicable date prior to the date of this Scheme Document, was $35.44. As reported on the NYSE, the closing sale price per WuXi ADS on that date was $16.26 (implying an underlying price per WuXi ordinary share of $2.03). Assuming the Charles River Average Price were equal to the closing price of Charles River common stock on the NYSE on June 25, 2010, the implied value of the Scheme Consideration to be received by WuXi shareholders in the Acquisition is $2.60 per ordinary share or $20.78 per WuXi ADS. This value will fluctuate prior to the completion of the Acquisition as a result of changes in the market value of Charles River common stock.

20. DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

In connection with the Scheme, you will receive, in addition to cash, new Charles River common stock. Please see “Appendix G—Description of Capital Shares and Comparison of Rights” for a description of WuXi ordinary shares and Charles River common stock as well as a comparison of rights of WuXi shareholders under Cayman Companies Law and Charles River shareholders under Delaware General Corporation Law.

21. COMPARATIVE MARKET PRICES AND DIVIDENDS

Charles River common stock is currently listed on the NYSE under the symbol “CRL.” WuXi ADSs (each representing eight underlying WuXi ordinary shares) are currently listed on the NYSE under the symbol “WX.” The following table sets forth the high and low daily closing sale prices of shares of Charles River common stock and WuXi ordinary shares as reported on the NYSE. Neither Charles River nor WuXi paid quarterly cash dividends during the periods indicated.

	Charles River Common Stock		WuXi Ordinary Shares(1)
	High	Low	High	Low
2008
First Quarter	$69.04	$53.73	$3.79	$2.42
Second Quarter	65.95	55.14	2.94	2.06
Third Quarter	69.19	57.84	2.78	1.64
Fourth Quarter	58.00	19.92	1.61	0.57
2009
First Quarter	$29.87	$23.03	$1.17	$0.47
Second Quarter	33.28	23.29	1.18	0.59
Third Quarter	37.47	29.82	1.60	0.93
Fourth Quarter	40.14	30.95	2.18	1.41
2010
First Quarter	$39.75	$32.74	$2.21	$1.76
Second Quarter (through June 25, 2010)	41.65	28.00	2.52	1.85

(1)	Market price data for WuXi ordinary shares is determined by dividing the quoted price of WuXi ADSs on the NYSE as of the relevant date by eight (the number of WuXi ordinary shares underlying each WuXi ADS).

The market prices of Charles River common stock and WuXi ordinary shares will fluctuate between the date of this Scheme Document and the time of the Scheme Meeting or the completion of the Acquisition. No assurance can be given concerning the market prices of Charles River common stock or WuXi ordinary shares before the completion of the Acquisition or the market price of Charles River common stock after the completion of the Acquisition. It is a condition to the obligations of WuXi and Charles River to close the Acquisition that there shall have been no Material Adverse Effect on the other party between the signing of the Acquisition Agreement and the closing of the Acquisition as described under “—The Acquisition Agreement—Principal Conditions to Completion of the Acquisition —Mutual Closing Conditions.”

22. ACQUISITION FINANCING BY CHARLES RIVER

Charles River will have cash requirements of approximately $885 million in connection with the Acquisition, including both the cash consideration and transaction costs. As of March 27, 2010, Charles River had approximately $234 million of cash, cash equivalents and short-term investments and access to $119.4 million of credit facilities. Charles River has obtained a commitment letter from J.P. Morgan Securities Inc. and Banc of America Securities LLC (together the “arrangers”) for $1.2 billion in new senior secured credit facilities, to consist of (i) $950 million under a five-year term loan facility and (ii) $250 million under a five-year revolving credit facility, in order to, among other things, refinance Charles River’s existing credit facilities and finance a portion of the cash consideration and transaction costs. The availability of the new credit facilities is subject to certain conditions contained in the commitment letter, including (i) the absence of any event, occurrence, development or state of circumstances or facts (subject to certain specified exceptions) that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, business, assets or results of operations of Charles River, WuXi and their respective subsidiaries, taken as a whole, (ii) Charles River’s delivery of a solvency certificate to the arrangers, (iii) the delivery of satisfactory definitive financing documentation, (iv) Charles River having a maximum total leverage ratio of 3.50 to 1.00, (v) Charles River, WuXi and their respective subsidiaries having other indebtedness (subject to certain exceptions) not in excess of $40 million and (vi) other customary closing conditions more fully set forth in the commitment letter.

Pricing for the loans under the credit facility will be, at the option of Charles River, LIBOR plus an applicable margin ranging from 2.00% to 2.75% per annum or alternate base rate plus an applicable margin ranging from 1.00% to 1.75% per annum, in each case to be determined in accordance with Charles River’s total leverage ratio. In addition, Charles River will pay a commitment fee ranging from 0.25% to 0.50% per annum on the unused portion of the revolving credit facility, to be determined in accordance with Charles River’s total leverage ratio. Subject to certain limitations, the arrangers are entitled, after consultation with Charles River, at any time on or prior to the earlier of a successful syndication of the credit facilities and the date that is 60 days after the closing date of the credit facilities, to change the pricing, terms, tranching and tenor of the credit facilities if the arrangers determine (i) that such changes are necessary to ensure a successful syndication or (ii) that a successful syndication could not be consummated.

Charles River has represented to WuXi in the Acquisition Agreement that, as of the date of the Acquisition Agreement, no event has occurred which would constitute a breach or default on the part of Charles River or, to the actual knowledge of Charles River, any other party to the commitment letter, under the commitment letter and that, subject to WuXi’s compliance with its obligations under the Acquisition Agreement, Charles River does not have any reason to believe that any of the conditions to the committed financing will not be satisfied or that the committed financing or any other funds necessary to pay the aggregate Scheme Consideration and to make all other necessary payments by Charles River in connection with the Acquisition, will not be available to Charles River on the closing date. The availability of such funds is not a condition to Charles River’s obligation to complete the Acquisition.

23. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of certain material U.S. federal income tax consequences, of the exchange of its WuXi ordinary shares for Charles River common stock and cash pursuant to the Scheme. For purposes of this summary, references to WuXi ordinary shares includes ownership interests in WuXi ordinary shares through WuXi ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, referred to as the Code, final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences that are significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service, referred to as the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. The IRS may challenge any of the conclusions set forth below and a U.S. court may sustain such a challenge.

This discussion does not address any U.S. federal alternative minimum tax, U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the Acquisition. In addition, this discussion does not address the U.S. federal income tax consequences to certain categories of holders subject to special rules, including holders that are (i) banks, financial institutions, or insurance companies, (ii) regulated investment companies or real estate investment trusts, (iii) brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method, (iv) tax-exempt organizations, (v) holders that own WuXi ordinary shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (vi) holders that acquired WuXi ordinary shares in connection with the exercise of employee stock options or otherwise as compensation for services, (vii) U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar, (viii) cooperatives or (ix) U.S. expatriates. This discussion assumes that WuXi ordinary shares are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times.

ALL HOLDERS OF WUXI ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE ACQUISITION IN LIGHT OF THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAW OF ANY STATE OR OF ANY LOCAL OR NON-U.S. TAXING JURISDICTION.

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this document (including any attachment) is not intended or written by us to be used, and cannot be used, (i) by any taxpayer for the purpose of avoiding tax penalties under the Code or (ii) for promoting, marketing or recommending to another party any transaction or matter addressed herein.

Consequences to U.S. Holders

As used herein, a “U.S. Holder” is any beneficial owner of WuXi ordinary shares that is (i) a citizen or an individual resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions, including the states and the District of Columbia, (iii) an estate the income of which is subject to federal income taxation regardless of its source, or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. If a pass-through entity, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of WuXi ordinary shares, the U.S. federal income tax treatment of an owner or partner of the pass-through entity generally will depend on the status of such owner and upon the activities of the pass-through entity. Any owner or partner of a pass-through entity holding WuXi ordinary shares is urged to consult its own tax advisor.

Consequences of Participation in the Acquisition

A U.S. Holder will generally recognize gain or loss upon the receipt of Charles River common stock and cash in exchange for such U.S. Holder’s WuXi ordinary shares pursuant to the Scheme in an amount equal to the difference between (i) the sum of the fair market value of the Charles River common stock and cash received and (ii) such U.S. Holder’s adjusted tax basis in the WuXi ordinary shares exchanged therefor. Such recognized gain or loss will constitute capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the WuXi ordinary shares exchanged is greater than one year as of the date of the closing of the Acquisition. Long-term capital gains of non-corporate U.S. Holders are currently subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Gain or loss, if any, recognized by a U.S. Holder will generally be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the potential applicability of special sourcing rules to them.

A U.S. Holder’s initial tax basis in the shares of Charles River common stock received pursuant to the Scheme will be equal to the fair market value of such shares on the day the Acquisition closes. The holding period for the Charles River common stock will begin on the day following the day the Acquisition closes.

Ownership of Charles River Common Stock

A U.S. Holder that receives a distribution with respect to Charles River common stock generally will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated “earnings and profits” of Charles River, as determined for U.S. federal income tax purposes. With respect to such dividends received by non-corporate U.S. Holders for taxable years beginning before January 1, 2011, such dividends are generally subject to tax at the preferential tax rates currently applicable to long-term capital gains. Dividends received by a corporation may be eligible for the dividends-received deduction, subject to applicable limitations.

To the extent a distribution exceeds the current and accumulated “earnings and profits” of Charles River, the distribution will be treated first as a tax-free return of basis, and, thereafter, as gain from the sale or exchange of Charles River common stock. See “—Sale, Exchange or Other Taxable Disposition of Charles River Common Stock” below.

Sale, Exchange or Other Taxable Disposition of Charles River Common Stock

Upon the sale, exchange or other taxable disposition of Charles River common stock, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such sale, exchange or disposition and (ii) such U.S. Holder’s adjusted tax basis in its Charles River common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Charles River common stock exceeds one year at the time of the disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders are currently subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, in the case of a non-corporate U.S. Holder, Charles River and other payors must report to the IRS amounts paid pursuant to the Scheme, dividends paid on the Charles River common stock and proceeds received from a disposition of Charles River common stock. Backup withholding tax may apply to payments to which a non-corporate U.S. Holder is entitled, unless the U.S. Holder or other payee provides a taxpayer identification number, certifies that such number is correct and otherwise complies with the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowable as a refund or a credit against a U.S. Holder’s federal income tax liability, provided the required information is timely furnished to the IRS.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for the relevant taxable year and (ii) the excess of the U.S. Holder’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of common stock, unless such dividend or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your participation in the Acquisition and ownership of Charles River common stock.

Consequences to Non-U.S. Holders

As used herein, a “non-U.S. Holder” is any beneficial owner of WuXi ordinary shares that is an individual, corporation, estate or trust that is not a U.S. Holder and not a pass-through entity.

Consequences of Participation in the Acquisition

A non-U.S. Holder will not generally be subject to U.S. federal income tax on any gain realized on the exchange of WuXi ordinary shares pursuant to the Scheme unless:

•

the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States and, if an income tax treaty applies, is attributable to a permanent establishment in the United States maintained by such non-U.S. Holder (in which case, the gain will generally be subject to U.S. federal income tax on a net income basis in the manner applicable to a United States person (as defined under the Code), and, if such non-U.S. Holder is a foreign corporation, a branch profits tax equal to 30% (or lower applicable treaty rate) on its effectively connected earnings and profits, as determined under the Code, may also apply); or

•

in the case of an individual non-U.S. Holder, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met (in which case, the gain will be subject to a flat 30% tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States).

Non-U.S. Holders that are subject to U.S. federal income tax on the exchange of WuXi ordinary shares under the rules set forth above should consult their own tax advisors regarding the U.S. federal income tax consequences of the receipt of U.S. dollars pursuant to the Scheme.

Ownership of Charles River Common Stock

Dividends paid to a non-U.S. Holder with respect to Charles River common stock will generally be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate provided by an applicable income tax treaty.

Dividends that are effectively connected with the conduct of a trade or business by a non-U.S. Holder in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are subject to tax on a net income basis at applicable U.S. federal graduated income tax rates in the manner applicable to a U.S. person as defined under the Code. In such case, Charles River will not have to withhold U.S. federal withholding tax on dividends paid to a non-U.S. Holder if such non-U.S. Holder complies with applicable certification and disclosure requirements. In addition, a non-U.S. Holder that is a foreign corporation receiving effectively connected dividends may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

A non-U.S. Holder that wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (i) to complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such non-U.S. Holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (ii) if the Charles River common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to non-U.S. Holders that are pass-through entities rather than corporations or individuals. A non-U.S. Holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Charles River Common Stock

Upon the sale, exchange or other taxable disposition of Charles River common stock, a non-U.S. Holder will generally realize gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such sale, exchange or disposition and (ii) such non-U.S. Holder’s adjusted tax basis in the Charles River common stock. A non-U.S. Holder that obtained its Charles River common stock in the

Acquisition will have an initial tax basis in such shares equal to the fair market value of such shares on the day the Acquisition closes. A non-U.S. Holder will not generally be subject to U.S. federal income tax on gain realized on the sale, exchange or other taxable disposition of Charles River common stock unless:

•

the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States and, if an income tax treaty applies, is attributable to a permanent establishment in the United States maintained by such non-U.S. Holder (in which case, the gain will generally be subject to U.S. federal income tax on a net income basis in the manner applicable to a United States person, and, if such non-U.S. Holder is a foreign corporation, the branch profits tax described above may also apply);

•

in the case of an individual non-U.S. Holder, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met (in which case, the gain will be subject to a flat 30% tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	Charles River is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other requirements are met.

Information Reporting and Backup Withholding

Charles River and other payors generally must report to the IRS and to each non-U.S. Holder the amounts paid to non-U.S. Holders pursuant to the Acquisition. In addition, Charles River must report annually to the IRS and to each non-U.S. Holder the amount of dividends paid to such non-U.S. Holder on the Charles River common stock and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such amounts may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty. A non-U.S. Holder will be subject to backup withholding for amounts paid to such non-U.S. Holder unless such holder certifies under penalties of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such non-U.S. Holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Charles River common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Recently Enacted Withholding Legislation

Recently enacted legislation will generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of stock paid to a “foreign financial institution” (as defined in this new legislation) after December 31, 2012 unless such institution (including a financial intermediary) enters into an agreement with the U.S. government to withhold on certain payments and collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners). This legislation will also generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of stock paid to a non-financial foreign entity after December 31, 2012 unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a holder of common stock may be eligible for a refund or credit of such taxes. Holders should consult their own tax advisors as to the possible implications of this legislation on such holder’s participation in the Acquisition and ownership of Charles River common stock.

24. CERTAIN U.S. FEDERAL SECURITIES LAW MATTERS; RESALE RESTRICTIONS

The Charles River common stock to be issued to holders of WuXi ordinary shares as part of the Scheme Consideration will not be registered under the Securities Act. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more bona fide outstanding securities, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange will have the right to appear, by any court expressly authorized by law to grant such approval. The Staff of the SEC has stated in Revised Staff Legal Bulletin No. 3A (June 18, 2008) that the term “any court” in Section 3(a)(10) may include a foreign court. As described above, in connection with Scheme, the Grand Court will conduct a hearing to determine the fairness of the terms and conditions of the Scheme, including the Scheme Consideration to be received by WuXi shareholders. The Grand Court will be advised at the hearing that if the terms and conditions of the Acquisition are approved by the Grand Court, the Charles River common stock issued as part of the Scheme Consideration will not be registered under the Securities Act pursuant to the Section 3(a)(10) exemption.

Holders of Charles River common stock issued as part of the Scheme Consideration will be subject to U.S. federal and state securities laws, including the Securities Act. WuXi shareholders who are not affiliates of Charles River within 90 days prior to the effective date may generally resell the Charles River common stock they receive as Scheme Consideration without regard to Rule 144 under the Securities Act, as such Charles River common stock would not constitute “restricted stock” within the meaning of Rule 144(a)(3) under the Securities Act. WuXi shareholders who are affiliates of Charles River within 90 days prior to the closing, or who will be affiliates of the combined company after the closing, will be subject to restrictions on resale imposed by the Securities Act with regards to the Charles River common stock they receive as Scheme Consideration, and may be able to resell such Charles River common stock in accordance with the provisions of Rule 144 under the Securities Act.

For purposes of the above, an affiliate of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer and will generally include the directors, executive officers and certain large shareholders of the issuer.

The above discussion is a general overview of certain requirements of applicable U.S. federal securities laws. You are advised to consult with your own legal advisors to ensure that the resale of Charles River common stock complies with applicable U.S. federal and state securities laws.

25. PROXY SOLICITATION

WuXi will pay its own expenses incurred in connection with the printing and mailing of this Scheme Document. WuXi has retained MacKenzie Partners for a fee of $25,000, plus additional amounts relating to additional services and reimbursement of certain expenses, to assist in the solicitation of proxies and otherwise in connection with the Scheme Meeting. WuXi has agreed to indemnify MacKenzie Partners for certain liabilities arising out of MacKenzie Partners’ engagement (excluding those resulting from MacKenzie Partners’ bad faith, gross negligence or willful misconduct). WuXi and MacKenzie Partners will also request banks, brokers and other intermediaries holding WuXi ordinary shares beneficially owned by others to send this Scheme Document to, and obtain proxies from, the beneficial owners and will reimburse holders for their reasonable expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements and personal solicitation by the directors, officers and employees of WuXi. No additional compensation will be paid to directors, officers or employees for such solicitation efforts. The extent to which these proxy soliciting efforts will be necessary depends largely upon how promptly proxies are submitted.

26. REGULATORY MATTERS

Under the Acquisition Agreement, each of Charles River and WuXi has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Acquisition Agreement, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental entity or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Acquisition Agreement. WuXi has agreed to use its reasonable best efforts to prepare each of the documents required to be filed with the Grand Court in connection with the Scheme, to respond as promptly as reasonably practicable to any comments received from the Grand Court on such documents and perform other customary tasks which are necessary in connection with the preparation of documents, the solicitation of proxies, the holding of the Scheme Meeting and other customary formalities necessary in order to obtain the Grand Court’s sanction of the Scheme, and otherwise comply with all legal requirements applicable to the Scheme Meeting and the Grand Court approval process.

It is a condition to each company’s respective obligations to consummate the Acquisition that (i) any waiting period applicable to the Acquisition under the HSR Act will have expired or been terminated, (ii) an interim order and a final order of the Grand Court shall have been obtained on terms consistent with the Acquisition Agreement and (iii) the final order shall have been filed with the Registrar of Companies of the Cayman Islands within one business day of the issuance of the final order by the Grand Court. See “—The Acquisition Agreement—Principal Conditions to Completion of the Acquisition—Mutual Closing Conditions.”

Charles River and WuXi believe there is no jurisdiction outside the United States and the Cayman Islands in which clearance for the Acquisition is required. Each party’s obligation to complete the Acquisition is further conditioned on the absence of any law, regulation or governmental action seeking to prohibit the consummation of the Acquisition. Charles River’s obligations to complete the Acquisition is further conditioned on (i) the absence any litigation or proceeding by any governmental authority with respect to the Acquisition under the U.S. federal or state antitrust law that would reasonably be expected to have a Material Adverse Effect on WuXi or Charles River and (ii) the receipt of the approval of the Chinese antitrust authorities if the Chinese antitrust authorities have notified Charles River that such approval is required and the absence of any investigation by the Chinese antitrust authorities that would reasonably be expected to have a Material Adverse Effect on WuXi or Charles River.

U.S. Antitrust Filing. Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including the Acquisition, may not be consummated unless certain waiting period requirements have expired or been terminated. Each of Charles River and WuXi filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Justice Department and the Federal Trade Commission on May 11, 2010.

Charles River voluntarily withdrew this May 11, 2010 Pre-Merger Notification and Report Form and refiled on June 10, 2010. The refiling is a procedural step to provide the staff at the Federal Trade Commission with an additional 30 days following the refiling to review the information submitted by Charles River and WuXi. The new waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on July 12, 2010, unless terminated earlier or extended by request for additional information.

At any time before the closing of the Acquisition, the Federal Trade Commission, the Justice Department or others could take action under the antitrust laws with respect to the Acquisition, including seeking to enjoin the completion of the Acquisition, to rescind the Acquisition or to require the divestiture of certain assets of Charles River or WuXi. There can be no assurance that the Acquisition will not be challenged on antirust grounds or, if such a challenge is made, that the challenge will not be successful.

Cayman Islands Court Sanction. Pursuant to Section 86 of the Cayman Companies Law, the Acquisition requires court approval in the Cayman Islands. This requires WuXi to file a petition and a summons for directions with the Grand Court.

Subject to the Scheme Meeting being convened by the Grand Court and the WuXi shareholders approving the Acquisition with the vote required pursuant to the Cayman Companies Law, a sanction hearing will be required to hear the petition and seek the Grand Court’s sanction of the Scheme. In determining whether to exercise its discretion and approve the Scheme at the sanction hearing, the Grand Court will determine, among other things, whether the Scheme is fair to the WuXi shareholders. Assuming that the Scheme Meeting is conducted in accordance with the Grand Court’s orders, and that WuXi’s shareholders approve the Scheme proposal by the majorities required pursuant to the Cayman Companies Law, we are not aware of any reason why the Grand Court would not sanction the Scheme at the sanction hearing. Nevertheless, the Grand Court’s sanction is a matter for its discretion and there is no absolute assurance if, and or when such sanction will be obtained.

If obtained, the Grand Court’s sanction of the Scheme will constitute the basis for an exemption under Section 3(a)(10) of the Securities Act from the registration requirements of the Securities Act, with respect to the issuance of the Charles River common stock in exchange for the WuXi ordinary shares in connection with the Acquisition. At the hearing, the Grand Court will be advised that its sanction of the Scheme will constitute the basis for this exemption. WuXi shareholders will be entitled to appear in person or by counsel at the sanction hearing. See “—Cayman Court Sanction.”

Other than the filings described above, neither Charles River nor WuXi is aware of any regulatory approvals required to be obtained, or waiting periods to expire, to complete the Acquisition. If the parties discover that other approvals or waiting periods are necessary, they will seek to obtain or comply with them. If any additional approval or action proves to be required, however, it is possible that Charles River or WuXi may not be able to obtain it. Even if Charles River or WuXi could obtain all necessary approvals, conditions may be placed on any such approval that could cause the Acquisition not to be completed.

27. ANTICIPATED ACCOUNTING TREATMENT

The Acquisition will be accounted for as a purchase by Charles River under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of WuXi will be recorded, as of the date the Acquisition is completed, at their respective fair values and added to those of Charles River. Charles River’s financial statements issued after the completion of the Acquisition will reflect WuXi’s assets, liabilities, and operating results after the completion of the Acquisition but will not be restated retroactively to reflect the historical pre-closing financial position or results of operations of WuXi. Following the completion of the Acquisition, the earnings of the combined company will reflect the impact from fair value adjustments in purchase accounting, including amortization and depreciation expense for acquired assets and related tax benefits, and incremental stock-based compensation expense from the conversion of unvested stock options held by WuXi employees into Charles River stock options. In accordance with the applicable accounting rules, goodwill resulting from the Acquisition will not be amortized, but will be reviewed for impairment at least annually, and to the extent goodwill is determined to be impaired in value, its carrying value will be written down to its implied fair value and a charge will be made to earnings in the amount of the write-down.

28. WHERE YOU CAN FIND ADDITIONAL INFORMATION

WuXi and Charles River file reports and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access such reports and other information.

We have incorporated by reference certain information into this Scheme Document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this Scheme Document, except for any information superseded by information that is included directly in this Scheme Document or incorporated by reference subsequent to the date of this Scheme Document.

This Scheme Document incorporates by reference the documents (or portions of documents) listed below that WuXi and Charles River previously filed with the SEC and any additional documents that either company may file with the SEC under the Exchange Act between the date of this Scheme Document and the date of the completion of the Acquisition (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). They contain important information about WuXi and Charles River and their respective financial condition.

WuXi

SEC Filing	Period or Date Filed

Annual Report on Form 20-F

Exhibits 99.3, 99.4 and 99.5 of WuXi’s Report on Form 6-K, filed with the SEC on April 26, 2010

The information contained in “GAAP Results,” the unaudited consolidated balance sheets, the unaudited condensed consolidated statements of operations, and the revenue reconciliation by geography, set forth in WuXi’s Report on Form 6-K, furnished to the SEC on May 12, 2010

Any description of WuXi ordinary shares contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

Fiscal year ended December 31, 2009

Charles River

SEC Filing	Period or Date Filed
Annual Report on Form 10-K Quarterly Report on Form 10-Q Proxy Statement on Schedule 14A Current Reports on Form 8-K	Fiscal year ended December 26, 2009 Fiscal quarter ended March 27, 2010 Filed on March 30, 2010 Filed on January 11, 2010, April 26, 2010 and May 11, 2010

Any description of Charles River common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

Unless expressly incorporated by reference, nothing in this Scheme Document shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. We will provide at no cost to each person to whom this Scheme Document is delivered, upon oral or written request of such person, a copy of any or all of the reports or documents filed by WuXi that have been incorporated by reference in this Scheme Document, but not delivered with the Scheme Document. Requests for such copies should be directed to:

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(8621) 5046-1111

Attention: Genyong Qiu

If you wish to request documents, we must receive your request by July 29, 2010 (which is five business days before the Scheme Meeting) in order to receive them before the Scheme Meeting.

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this Scheme Document. Our filed documents may also be accessed through our website at www.wuxiapptec.com or as described above. The information contained in, or that can be accessed through, our website is not a part of this Scheme Document.

WuXi has not authorized anyone to give any information or make any representation about the Acquisition or the company that is different from, or in addition to, that contained in this Scheme Document or in any of the materials that have been incorporated into this Scheme Document. Therefore, if anyone gives you information of this sort, you should not rely on it.

The information contained in this Scheme Document speaks only as of the date of this Scheme Document unless the information specifically indicates that another date applies.

APPENDIX A	SCHEME OF ARRANGEMENT

IN THE GRAND COURT OF THE CAYMAN ISLANDS

CAUSE NO: 157 OF 2010

IN THE MATTER OF

WUXI PHARMATECH (CAYMAN) INC.

AND IN THE MATTER OF

SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961)

AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS

SCHEME OF ARRANGEMENT

between

WUXI PHARMATECH (CAYMAN) INC.

and

THE SCHEME SHAREHOLDERS

(as hereinafter defined)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the meanings respectively set out opposite them:

“Acquiror”	Charles River Laboratories International, Inc., a Delaware corporation;

“Acquiror Stock”	the common stock, par value US$0.01 each, of the Acquiror;

“Acquiror Stock Consideration”

a number of shares of Acquiror Stock based on an exchange ratio determined by dividing US$1.25 by the 20-Day Average Market Price, provided that (x) if such exchange ratio as so calculated would be less than 0.0290, then the exchange ratio shall be deemed to be 0.0290 and (y) if the exchange ratio as so calculated would be greater than 0.0336, then the exchange ratio shall be deemed to be 0.0336, subject to the payment by the Acquiror of cash (without interest) in lieu of any fractional share of Acquiror Stock in accordance with Paragraph 5 herein;

“Acquisition Agreement”	the Agreement and Plan of Arrangement dated as of 26 April 2010 by and between the Acquiror and the Company;

“Acquisition Consideration”	the Cash Amount and the Acquiror Stock Consideration;

“Applicable Law”	with respect to any Person, any federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree or ruling enacted, adopted or promulgated by a Governmental Authority that is legally binding upon or applicable to such Person, as amended unless expressly specified otherwise;

APPENDIX A	SCHEME OF ARRANGEMENT

“Business Day”	a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Shanghai, the PRC are authorized or required by Applicable Law to close;

“Cash Amount”	US$1.40625 in cash without interest;

‘Companies Law”	the Companies Law (2009 Revision) of the Cayman Islands, as consolidated and revised;

“Company”	WuXi PharmaTech (Cayman) Inc., an exempted limited liability company incorporated in the Cayman Islands;

“Company Shares”	ordinary shares of a nominal or par value US$0.02 each in the share capital of the Company;

“Company Stock Option”	any outstanding compensatory option to purchase Company Shares, whether granted under any equity compensation plan or arrangement of the Company or otherwise;

“Court”	the Grand Court of the Cayman Islands;

“Effective Date”	the date on which the order of the Court sanctioning this Scheme is filed by the Company with the Registrar of Companies in the Cayman Islands in accordance with Section 86 of the Companies Law, the filing of which is subject to the satisfaction or waiver of all of the other conditions set out in Section 9 of the Acquisition Agreement;

“Effective Time”	the time on the Effective Date at which the order of the Court sanctioning this Scheme is filed by the Company with the Registrar of Companies in the Cayman Islands in accordance with Section 86 of the Companies Law, the filing of which is subject to the satisfaction or waiver of all of the other conditions set out in Section 9 of the Acquisition Agreement (and at which time this Scheme becomes effective);

“Equity Award Reserve Shares”

Company Shares that were bulk issued to the depositary of the Company’s American Depositary Share program for zero consideration for the purpose of ease of transfer of such Company Shares to individuals upon the exercise of their Company Stock Options and/or restricted share units under the equity compensation plans and arrangements of the Company;

“Exchange Agent”	Computershare, Inc.;

“Governmental Authority”

any transnational, federal, state, national, provincial or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof;

“Instruction Letter”	the instruction letter in the form to be delivered by the Exchange Agent to each Scheme Shareholder, providing for, among other things, instructions from such Scheme Shareholder as to the name and address of the recipient of the Acquisition Consideration in respect of the Scheme Shares held by such Scheme Shareholder;

“Lien”	with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset;

“NYSE”	New York Stock Exchange, Inc.;

APPENDIX A	SCHEME OF ARRANGEMENT

“Person”	an individual, corporation, company, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof;

“PRC”	the People’s Republic of China excluding, for the purposes of this Scheme only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

“Record Date”	30 June 2010, being the record date for determining the holders of Company Shares entitled to vote at the Scheme Meeting;

“Register”	the register of members of the Company;

“Scheme”	this scheme of arrangement under Section 86 of the Companies Law (in its present form or with or subject to any modification(s) or additions(s) which the Court may approve or impose) between the Company and the Scheme Shareholders in respect of the transfer of all the Scheme Shares to the Acquiror;

“Scheme Meeting”	a meeting convened at the direction of the Court (and any adjournment thereof) at which this Scheme will be considered and voted upon by holders of Company Shares whose names appear on the Register as of the Record Date;

“Scheme Shares”	all issued and outstanding Company Shares at the Effective Time (each a “Scheme Share”);

“Scheme Shareholders”	holders of Company Shares whose names appear on the Register as of the Effective Time;

“20-Day Average Market Price”

the weighted average (weighted in accordance with the daily trading volume) closing price per share of Acquiror Stock on the NYSE for the twenty (20) consecutive trading days ended on the second Business Day prior to the Effective Date; and

“US$”	United States dollars, the lawful currency of the United States of America.

(B)	The Company was incorporated in the Cayman Islands on 16 March 2007 under the provisions of the Companies Law as an exempted company with limited liability.

(C)	The authorized share capital of the Company is US$100,050,000 divided into 5,002,500,000 shares of a par value of US$0.02 each. As of the date hereof, the Company had in issue 573,524,176 Company Shares, of which all have been fully paid or credited as fully paid, except for the Equity Award Reserve Shares. The Equity Award Reserve Shares will be forfeited (or otherwise repurchased by the Company) prior to the Scheme being sanctioned, and as a result subsumed back into the authorised but unissued share capital of the Company.

(D)	Pursuant to the Acquisition Agreement, the Acquiror has agreed to acquire all of the issued and outstanding Company Shares as of the Effective Time by means of this Scheme.

(E)	The purpose of this Scheme is that all of the Scheme Shares should be transferred to the Acquiror such that the Company should become a wholly owned subsidiary of the Acquiror.

(F)	The Acquiror has agreed, if necessary, to appear by counsel at the hearing of the petition to sanction this Scheme and to undertake to the Court (whether at that hearing or beforehand) to be bound hereby, and will take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable for the purpose of giving effect to this Scheme.

(G)	In consideration for the transfer of the Scheme Shares from the Scheme Shareholders to the Acquiror on the Effective Date, Scheme Shareholders shall receive, per Scheme Share, the Acquisition Consideration on the terms set out in this Scheme.

APPENDIX A	SCHEME OF ARRANGEMENT

THE SCHEME

PART I

Transfer of the Scheme Shares

1.	At the Effective Time, all Scheme Shares shall be transferred from the Scheme Shareholders to the Acquiror by removing the name of each Scheme Shareholder from the Register and recording on the Register the Acquiror as the sole member of the Company, who shall thereafter be the legal and beneficial owner of all Scheme Shares, free and clear of any Liens, and the Scheme Shareholders shall cease to have any rights with respect to Scheme Shares, except their rights under this Scheme.

PART II

Consideration for the Transfer of the Scheme Shares

2.	In consideration of the transfer of the Scheme Shares from the Scheme Shareholders to the Acquiror, each Scheme Share shall be exchanged for the Acquisition Consideration in accordance with the procedures set out in Part III herein.

PART III

Acquisition Consideration Matters

3.	(a)	At the Effective Time, the Acquiror shall (i) make available to the Exchange Agent the aggregate Acquiror Stock Consideration portion of the Acquisition Consideration issuable in exchange for the Scheme Shares, and (ii) deposit or cause to be deposited with the Exchange Agent an amount of cash necessary to pay the aggregate Cash Amount portion of the Acquisition Consideration.

	(b)	As soon as reasonably practicable after the Effective Time, the Acquiror shall cause the Exchange Agent to mail the Instruction Letter, together with instructions for the delivery of the Instruction Letter to the Exchange Agent in exchange for the Acquisition Consideration, to each Scheme Shareholder.

	(c)	Upon surrender to the Exchange Agent of a duly completed and executed Instruction Letter, each Scheme Shareholder shall be paid the Acquisition Consideration in respect of each Scheme Share as soon as reasonably practicable thereafter. The shares of Acquiror Stock constituting part of such Acquisition Consideration shall be in uncertificated book-entry form.

	(d)	Except as required by Applicable Law, any portion of the Acquisition Consideration made available to the Exchange Agent pursuant to this Paragraph 3 that remains unclaimed by Scheme Shareholders twelve (12) months after the Effective Date shall be returned to the Acquiror, upon demand, and any Scheme Shareholder who has not claimed the Acquisition Consideration with respect to its Scheme Shares in accordance with this Paragraph 3 prior to that time shall thereafter look only to the Acquiror for payment of the Acquisition Consideration and any cash in lieu of fractional shares pursuant to Paragraph 5, in respect of such Scheme Shares without any interest thereon. Notwithstanding the foregoing, the Acquiror shall not be liable to any Scheme Shareholder for any amounts properly paid to a public official pursuant to the requirements of applicable abandoned property, escheat or similar laws, if any. Any amounts remaining unclaimed by Scheme Shareholders immediately prior to such time, if any, when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of the Acquiror free and clear of any claims or interest of any Person previously entitled thereto.

APPENDIX A	SCHEME OF ARRANGEMENT

4.	If, during the period between the date of the Acquisition Agreement and the Effective Time, any change in the share capital of the Company or Acquiror shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period (but excluding any change that results from any exercise of the Company Stock Options), the Acquisition Consideration and the amount of any cash in lieu of fractional shares payable pursuant to Paragraph 5 shall be appropriately adjusted.

5.	No fractional shares of Acquiror Stock will be issued and any Scheme Shareholder entitled to receive a fractional share of Acquiror Stock but for this Paragraph 5 shall be entitled to receive a cash payment in lieu thereof, which payment shall represent such Scheme Shareholder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of such Scheme Shareholder of the aggregate fractional shares of Acquiror Stock that such holder otherwise would be entitled to receive.

6.	Each of the Exchange Agent and the Acquiror shall be entitled to deduct and withhold from the Acquisition Consideration and any cash in lieu of fractional shares otherwise payable to any Scheme Shareholder or any other Person pursuant to this Scheme such amounts as it is required to deduct and withhold with respect to the making of such payment under any Applicable Law. If the Exchange Agent or the Acquiror, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Scheme as having been paid to the Scheme Shareholder or such other Person in respect of which the Exchange Agent or the Acquiror, as the case may be, made such deduction and withholding.

7.	No dividends or other distributions with respect to shares of Acquiror Stock constituting part of the Acquisition Consideration, and no cash payment in lieu of fractional shares as provided in Paragraph 5 herein, as the case may be, shall be paid to any Scheme Shareholder until such Scheme Shareholder has delivered the Instruction Letter as provided in Paragraph 3 herein. Following such delivery, there shall be paid, without interest, to the Person in whose name the shares of Acquiror Stock have been registered, at the time of such delivery, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Paragraph 5 herein and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such delivery with respect to such shares of Acquiror Stock.

PART IV

Operation of this Scheme

8.	This Scheme shall become effective at the Effective Time.

9.	Unless this Scheme shall have become effective on or before 26 January 2011 or such later date, if any, as the Company and the Acquiror may agree, or as the Court on the application of the Company may allow, this Scheme shall lapse.

10.	Each instrument of transfer and certificate existing at the Effective Time in respect of a holding of any number of Scheme Shares shall cease to be valid for any purpose as an instrument of transfer or a certificate for such Scheme Shares and every holder of such certificate shall be bound at the request of the Company to deliver up the same to the Company for the cancellation thereof.

11.	All mandates or relevant instructions to the Company in force at the Effective Time relating to any of the Scheme Shares shall cease to be valid as effective mandates or instructions.

12.	The Company and the Acquiror must consent jointly for and on behalf of all concerned to any modification of or addition to this Scheme, or to any condition which the Court may think fit to approve or impose.

13.

The operative terms of this Scheme shall be governed by, and construed in accordance with, the laws of the Cayman Islands and the courts of the Cayman Islands shall have exclusive jurisdiction to hear and

APPENDIX A	SCHEME OF ARRANGEMENT

determine any proceeding and to settle any dispute which arises out of or is connected with the terms of the Scheme or their implementation or out of any action taken or omitted to be taken under this Scheme or in connection with the administration of this Scheme.

14.	If any provision (or any part of any provision) of this Scheme is found by the Court to be unenforceable, it shall be severed from this Scheme and the remaining provisions of this Scheme shall remain in force.

Dated this 1st of July 2010

APPENDIX B	NOTICE OF SCHEME MEETING

IN THE GRAND COURT OF THE CAYMAN ISLANDS

CAUSE NO: 157 OF 2010

IN THE MATTER OF

WUXI PHARMATECH (CAYMAN) INC.

AND IN THE MATTER OF

SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961)

AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS

NOTICE OF SCHEME MEETING

NOTICE IS HEREBY GIVEN that, by an order dated June 29, 2010 (the “Order”) made in the above matter, the Grand Court of the Cayman Islands (the “Court”) has directed that a meeting (the “Scheme Meeting”) be convened of the holders of ordinary shares, par value US$0.02 each (the “Ordinary Shares”), in the share capital of WuXi PharmaTech (Cayman) Inc. (the “Company”) for the purpose of considering and, if thought fit, approving, with or without modification, a scheme of arrangement (the “Scheme”) proposed to be made between the Company and the holders of Scheme Shares (as defined in the Scheme), and that the Scheme Meeting will be held at the offices of Maples and Calder, 53rd Floor, The Center, 99 Queen’s Road Central, Hong Kong on August 5, 2010 at 10:00 a.m. (PRC time) at which place and time all such holders of Ordinary Shares are requested to attend.

A copy of the Scheme and a copy of an explanatory statement explaining the effect of the Scheme are incorporated in the composite document of which this Notice forms a part. A copy of said composite document can also be obtained by holders of Ordinary Shares from Harry He, Legal Department, WuXi PharmaTech (Cayman) Inc., 228 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

Record Date

Only holders of Ordinary Shares as at the record date set by the Company for the Scheme Meeting, being June 30, 2010, are entitled to vote at the Scheme Meeting. Holders of Ordinary Shares are those holders whose names appear in the register of members of the Company.

Voting by Holders of Ordinary Shares

Holders of Ordinary Shares may vote in person at the Scheme Meeting or they may appoint one or more proxies, whether a member of the Company or not, to attend and vote in their stead. A form of proxy for use at the Scheme Meeting is enclosed with the composite document dated July 1, 2010 dispatched to holders of Ordinary Shares on the same date.

In the case of joint holders of an Ordinary Share, the vote of the most senior holder who tenders a vote, whether personally or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and, for this purpose, seniority will be determined by the order in which the names of the joint holders stand in the register of members of the Company in respect of the relevant joint holding.

B-1

APPENDIX B	NOTICE OF SCHEME MEETING

It is requested that forms appointing proxies be lodged, by hand or by post, with Mr. Harry He, Legal Department, WuXi PharmaTech (Cayman) Inc., 228 Fute Zhong Road, Waigaoqiao Free Trade Zone, SHANGHAI 200131, People’s Republic of China, or by facsimile to (8621) 5046 - 3718 (marked for the attention of Mr. Harry He) not less than 48 hours before the time appointed for the Scheme Meeting, but if forms are not so lodged they may be handed to the chairman of the Scheme Meeting at the Scheme Meeting.

Voting by Holders of American Depositary Shares

If you are a holder of American Depositary Shares (the “ADSs”) of the Company registered in the name of JPMorgan Chase Bank, N.A. (the “ADS Depositary”), you can only vote at the Scheme Meeting by instructing the ADS Depositary to vote the Ordinary Shares represented by your ADSs on your behalf. In order to vote, you must complete and return the ADS voting instruction card (which is enclosed with the said composite document) and return it to the ADS Depositary in accordance with the instructions printed thereon as soon as possible but, in any event, so as to be received by the ADS Depositary no later than 12:00 p.m. on August 2, 2010 (New York City time). ADS voting instruction cards returned by facsimile will not be accepted. If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote.

Chairman of the Scheme Meeting

By the Order, the Court has appointed Dr. Ge Li, a director of the Company, or, failing him, any other person who is a director of the Company as at the date of the Order to act as the chairman of the Scheme Meeting, and has directed the chairman of the Scheme Meeting to report the results thereof to the Court.

The Scheme will be subject to a subsequent application seeking the sanction of the Court.

Dated July 1, 2010.

Maples and Calder

P.O. Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Attorneys-at-Law for the Company

B-2

APPENDIX C	ACQUISITION AGREEMENT

EXECUTION COPY

AGREEMENT AND PLAN OF ARRANGEMENT

dated as of

April 26, 2010

between

WUXI PHARMATECH (CAYMAN) INC.

and

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

APPENDIX C	ACQUISITION AGREEMENT

APPENDIX C	ACQUISITION AGREEMENT

APPENDIX C	ACQUISITION AGREEMENT

APPENDIX C	ACQUISITION AGREEMENT

AGREEMENT AND PLAN OF ARRANGEMENT

AGREEMENT AND PLAN OF ARRANGEMENT (this “Agreement”) dated as of April 26, 2010 between WuXi PharmaTech (Cayman) Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), and Charles River Laboratories International, Inc., a Delaware corporation (“Acquiror”).

W I T N E S S E T H :

WHEREAS, subject to the terms and conditions of this Agreement, Acquiror is offering to acquire all of the outstanding ordinary shares, par value US$0.02 each, of the Company (the “Company Shares”) (such acquisition is hereinafter referred to as the “Acquisition”);

WHEREAS, the respective Boards of Directors of Acquiror and the Company have approved this Agreement pursuant to which, among other things, Acquiror would make the Acquisition by means of the Scheme (as defined below) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company has agreed to propose to its shareholders a statutory scheme of arrangement under Section 86 of the Companies Law (2009 Revision) of the Cayman Islands (the “Cayman Companies Law”) pursuant to which, among other things, all of the then outstanding Company Shares shall be transferred to Acquiror;

WHEREAS, as an inducement to and condition to Acquiror’s willingness to enter into this Agreement, certain shareholders of the Company are entering into voting agreements with Acquiror simultaneously with the execution of this Agreement (the “Voting Agreements”), whereby, among other things, such shareholders undertake, subject to certain terms and conditions, to vote all of their Company Shares (including causing Company Shares represented in American Depositary Shares of the Company to be voted) to approve the Scheme at the Company Shareholder Meeting; and

WHEREAS, the parties hereto have entered into this Agreement to set out their agreements in respect of the Acquisition and the Scheme.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acquiror Acquisition Proposal” means an Acquisition Proposal with respect to Acquiror.

“Acquiror Balance Sheet” means the consolidated balance sheet of Acquiror as of December 26, 2009 and the footnotes thereto set forth in the Acquiror’s annual report on Form 10-K filed on February 19, 2010.

“Acquiror Balance Sheet Date” means December 26, 2009.

“Acquiror Convertible Notes” means the 2.25% Convertible Senior Notes due 2013 of Acquiror, issued pursuant to the Indenture, dated as of June 12, 2006, between Acquiror and U.S. Bank National Association, as trustee.

APPENDIX C	ACQUISITION AGREEMENT

“Acquiror Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by Acquiror to the Company.

“Acquiror Restricted Share” means any compensatory award of Acquiror Stock that is subject to transfer restrictions or forfeiture based on performance or continuing service, whether granted under any equity compensation plan or arrangement of Acquiror or otherwise.

“Acquiror Stock” means the common stock, par value US$0.01 each, of Acquiror.

“Acquiror Stock Option” means any outstanding compensatory option to purchase Acquiror Stock, whether granted under any equity compensation plan or arrangement of Acquiror or otherwise.

“Acquiror Warrants” means the outstanding warrants to purchase Acquiror Stock issued pursuant to (i) the letter agreement dated as of June 6, 2006 by and between Acquiror and JPMorgan Chase Bank, National Association, (ii) the letter agreement dated as of June 6, 2006 by and between Acquiror and Credit Suisse International and (iii) the letter agreement dated as of June 6, 2006 by and between Acquiror and Wachovia Capital Markets, LLC.

“Acquisition Proposal” means, with respect to either the Company or Acquiror (each an “Applicable Party”), other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Applicable Party and its Subsidiaries or 20% or more of any class of equity or voting securities of the Applicable Party or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Applicable Party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 20% or more of any class of equity or voting securities of the Applicable Party or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Applicable Party or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution, scheme of arrangement, amalgamation or other similar transaction involving the Applicable Party or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Applicable Party.

“ADSs” means the American Depositary Shares of the Company, each representing eight Company Shares, listed on the NYSE.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) means, as used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Law” means, with respect to any Person, any federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree or ruling enacted, adopted or promulgated by a Governmental Authority that is legally binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Shanghai, the PRC are authorized or required by Applicable Law to close.

APPENDIX C	ACQUISITION AGREEMENT

“Closing Date” means the date on which the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company Acquisition Proposal” means an Acquisition Proposal with respect to the Company.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2009 and the footnotes thereto set forth in the Company’s annual report on Form 20-F filed on April 23, 2010.

“Company Balance Sheet Date” means December 31, 2009.

“Company Convertible Notes” means the convertible notes of the Company in the aggregate principal amount of US$40,000,000 issued on February 9, 2007 pursuant to the Note Purchase Agreement dated as of January 26, 2007, by and among the Company, General Atlantic Partners (Bermuda), L.P., GAP-W International, LLC, GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P., GAPCO GmbH & Co. KG and J. P. Morgan Securities Ltd.

“Company Credit Agreement” means the Facilities Agreement dated as of January 8, 2009 among the Company, the Subsidiaries of the Company party thereto and JPMorgan Chase Bank, N.A., as lender.

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to Acquiror.

“Company Proxy Statement” means the notice of the Company Shareholder Meeting and accompanying explanatory statement, proxy form and other proxy materials, including all appendices thereto, to be sent to Shareholders in connection with the Company Shareholder Meeting and the Scheme in general.

“Company Restricted Share Unit” means any compensatory unit award in respect of Company Shares that is subject to restrictions or forfeiture based on performance or continuing service, whether granted under any equity compensation plan or arrangement of the Company or otherwise.

“Company Shareholder Meeting” means the meeting of Shareholders to consider and vote on the Scheme, including any and all meetings held thereafter as a result of any adjournment or postponement thereof, to be convened by the Court and held in accordance with the Interim Order.

“Company Stock Option” means any outstanding compensatory option to purchase Company Shares, whether granted under any equity compensation plan or arrangement of the Company or otherwise.

“Court” means the Grand Court of the Cayman Islands.

“Effective Time” means the time at which the Final Order is filed by the Company with the Registrar.

“Environmental Laws” means any Applicable Law relating to the protection of the environment or to pollutants, contaminants or hazardous or toxic substances, wastes or materials.

“Environmental Permits” means all permits, licenses, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

APPENDIX C	ACQUISITION AGREEMENT

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Ex Parte Summons” means a summons seeking directions from the Court in connection with the Scheme filed with the Court pursuant to the Grand Court Rules (1995 Revision).

“Final Order” means the final order of the Court sanctioning the Scheme on the terms and conditions set forth in this Agreement, as such order may be amended by the Court at any time prior to the Effective Time (provided that any such amendment shall be acceptable to each of Acquiror and the Company, each acting reasonably).

A “Financial Market Event” shall exist, at any time, if: (i) none of the Money Center Banks have provided any loan commitments for acquisition financings in the U.S. during the period of 10 consecutive Business Days prior to such time; (ii) proceeds from the Financing or any Substitute Financing are not available at such time; and (iii) Acquiror has complied in all material respects with its obligations under Section 8.01.

“Governmental Authority” means any transnational, federal, state, national, provincial or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant, or toxic, radioactive, ignitable or otherwise hazardous substance, waste or material, or any other substance, waste or material that is regulated under any Environmental Law.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) inventions and discoveries, whether patentable or not, in any jurisdiction, patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction, (iii) Trade Secrets, (iv) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, (v) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights and (vi) any similar intellectual property or proprietary rights.

“Interim Order” means the order of the Court made at the hearing of the Ex Parte Summons as contemplated by Section 6.02.

“knowledge” of any Person that is not an individual means the knowledge of such Person’s executive officers after reasonable inquiry.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

APPENDIX C	ACQUISITION AGREEMENT

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on (i) the financial condition, business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial or securities markets or general economic, political or regulatory conditions (including changes resulting from the items set forth in clause (D) below), to the extent such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate (and taking into account for purposes of determining whether a Material Adverse Effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (B) changes or conditions generally affecting the industry in which such Person and its Subsidiaries operate, to the extent that such changes or conditions do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate (and taking into account for purposes of determining whether a Material Adverse Effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (C) changes, after the date of this Agreement, of Applicable Law or applicable accounting regulations or principles or interpretations thereof, to the extent that such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate (and taking into account for purposes of determining whether a Material Adverse Effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (D) acts of war, sabotage or terrorism, other outbreaks or escalations of hostilities or natural disasters, to the extent that they do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Person and its Subsidiaries operate (and taking into account for purposes of determining whether a Material Adverse Effect has occurred only the materially disproportionate portion of the adverse effect of such changes), (E) the announcement or consummation of the transactions contemplated by this Agreement, the announcement of the identity of Acquiror or any of its Affiliates as the acquiror of the Company or any Person’s performance of or compliance with the terms of this Agreement (including any loss of customers or employees resulting from the items set forth in this clause (E)) or (F) any change, in and of itself, in such Person’s stock price or trading volume, or any failure, in and of itself, by such Person to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that this clause (F) shall not prevent a party from asserting that any event, occurrence, development or state of circumstances or facts that may have contributed to such change or failure independently constitutes or contributes to a Material Adverse Effect) or (ii) such Person’s ability to consummate the transactions contemplated by this Agreement.

“Money Center Banks” means Bank of America, N.A., Barclays Bank PLC, Citibank, N.A., Credit Suisse, Goldman Sachs Credit Partners L.P., HSBC Bank USA, National Association, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., The Royal Bank of Scotland plc, Wells Fargo Bank, National Association, and their respective Affiliates.

“NYSE” means the New York Stock Exchange, Inc.

“1933 Act” means the U.S. Securities Act of 1933, as amended.

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Permitted Liens” means (i) statutory or common law liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith by appropriate proceedings, provided that an adequate reserve therefor is being maintained to the extent required by U.S. GAAP or PRC GAAP, (ii) (A) applicable zoning restrictions, (B) the terms of any lease or license with respect to the property leased or licensed thereby, or (C) easements, rights or restrictions on the use of real property if the same do not materially impair the current use of such property, in each case that do not render title unmarketable and do not materially interfere with the ordinary course of business, (iii) liens to secure landlords, lessors or renters under leases or rental agreements

APPENDIX C	ACQUISITION AGREEMENT

incurred in the ordinary course of business, (iv) deposits or pledges made in the ordinary course of business in connection with, or to secure payment of, workers’ compensation, unemployment insurance or old age pension programs mandated under Applicable Law, (v) liens imposed by law, such as liens in favor of carriers, warehousemen, mechanics and materialmen, liens to secure claims for labor, materials or supplies and other like liens incurred in the ordinary course of business for amounts not yet due and payable or for amounts being contested in good faith by appropriate proceedings, (vi) conditional sales or similar security interests granted in connection with the lease or purchase of equipment or supplies in the ordinary course of business, (vii) restrictions on transfer of securities imposed by Applicable Law and (viii) any other lien, encumbrance or other restriction that does not materially impair the current use of, or the ability to exercise rights of ownership over, the property subject thereto.

“Person” means an individual, corporation, company, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Petition” means a petition seeking the sanction of the Scheme filed with the Court.

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“PRC Anti-Monopoly Law” means the PRC Anti-Monopoly Law adopted on August 1, 2008, as amended.

“PRC GAAP” means the 2006 China Accounting Standards and the relevant Chinese accounting rules and guidance promulgated by the Chinese Ministry of Finance.

“Registrar” means the Registrar of Companies of the Cayman Islands.

“RMB” means renminbi, the legal currency of the PRC.

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Scheme” means the scheme of arrangement in respect of the Company under Section 86 of the Cayman Companies Law, in customary form, pursuant to which, among other things, the Acquisition will be consummated on the terms and conditions set forth in this Agreement and that the Court may approve or impose.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Sign-Off Date” means the date on which the SEC or its staff advise Acquiror that it either does not intend to review the Acquiror Proxy Statement or has no further comments on the Acquiror Proxy Statement, as applicable.

“Shareholders” means holders of Company Shares.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Substitute Financing” means any Alternative Financing that has terms that are commercially reasonable in the aggregate, taking into account the anticipated credit ratings, leverage and similar characteristics of Acquiror and its Subsidiaries following the consummation of the Acquisition.

APPENDIX C	ACQUISITION AGREEMENT

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Acquiror or the Company or any of its respective Affiliates.

“Trade Secrets” means trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“20-Day Average Market Price” means the weighted average (weighted in accordance with the daily trading volume) closing price per share of Acquiror Stock on the NYSE for the 20 consecutive trading days ending on the second Business Day prior to the Closing Date.

“U.S.” means the United States of America.

“U.S. Antitrust Laws” means U.S. federal and state antitrust or competition laws.

“U.S. GAAP” means generally accepted accounting principles in the U.S.

“US$” or “US Dollars” means U.S. dollars, the legal currency of the U.S.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acquiror	Preamble
Acquiror Adverse Recommendation Change	7.05
Acquiror Board Recommendation	5.02
Acquiror Confidentiality Agreement	7.05
Acquiror Employee Plan	7.07
Acquiror Intellectual Property	5.20
Acquiror Material Contracts	5.21
Acquiror Permits	5.13
Acquiror Proxy Statement	4.10
Acquiror SEC Documents	5.07
Acquiror Securities	5.05
Acquiror Stockholder Approval	5.02
Acquiror Stockholder Meeting	7.04
Acquiror Subsidiary Securities	5.06
Acquiror Superior Proposal	7.05
Acquisition	Recitals
Acquisition Consideration	2.02
Adjusted Option	2.04
Adjusted Restricted Share Unit	2.04
Agreement	Preamble
Alternative Financing	8.01
Anti-Monopoly Bureau	8.01
Arrangers	5.15
Cash Amount	2.02
Cayman Companies Law	Recitals
Cayman Court Documents	6.02
Closing	2.01
Company	Preamble

APPENDIX C	ACQUISITION AGREEMENT

Term	Section
Company Adverse Recommendation Change	6.03
Company Board Recommendation	4.02
Company Confidentiality Agreement	6.03
Company Employee	7.07
Company Employee Plans	4.18
Company Intellectual Property	4.16
Company International Plan	4.18
Company Material Contracts	4.22
Company Permits	4.13
Company SEC Documents	4.07
Company Securities	4.05
Company Shareholder Approval	4.02
Company Shares	Recitals
Company Subsidiary Securities	4.06
Company Superior Proposal	6.03
Continuation Period	7.07
D&O Insurance	7.03
Debt Commitment	5.15
Debt Commitment Letter	5.15
End Date	10.01
Equity Award Exchange Ratio	2.04
Exchange Agent	2.03
Exchange Ratio	2.02
Financial Market Extension	10.01
Financing	5.15
Financing Reverse Termination Fee	11.04
Government Officials	4.23
Indemnified Person	7.03
Instruction Letter	2.03
Multiemployer Plan	4.18
Preliminary Date	2.01
Process Agent	11.08
Related Person	11.04
Representatives	6.03
Required Financing Amount	8.01
Rollover Price	2.04
Specified Financing Condition Termination	11.04
Specified Regulatory Condition Reverse Termination Fee	11.04
Specified Regulatory Condition Termination	11.04
Tax	4.17
Tax Return	4.17
Tax Sharing Agreements	4.17
Taxing Authority	4.17
Termination Fee	11.04
Voting Agreements	Recitals
WARN Act	4.19

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to

APPENDIX C	ACQUISITION AGREEMENT

any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law,” “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2

THE ACQUISITION

Section 2.01. The Acquisition. (a) Subject to the terms and conditions of this Agreement, at the Effective Time, all of the then outstanding Company Shares shall be transferred to Acquiror pursuant to the Scheme.

(b) The closing of the Acquisition (the “Closing”) shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017 as soon as possible, but in any event no later than the date (the “Preliminary Date”) that is two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions; provided, however, that Acquiror shall not be required to effect the Closing during any period in which a Financial Market Event exists. Notwithstanding the foregoing, the Closing may be consummated at such other place, at such other time or on such other date as Acquiror and the Company may mutually agree.

(c) At the Closing, (i) the Company shall file the Final Order with the Registrar, and (ii) each party hereto shall make all other filings or recordings required by Applicable Law in connection with the Scheme and the Acquisition.

Section 2.02. Transfer of Company Shares. Following the Effective Time, and in accordance with the Scheme, the following shall occur in the following order without any further act by any Person or any formality:

(a) Each Company Share outstanding at the Effective Time shall, except as provided in Section 2.02(c), be transferred by the holder thereof to Acquiror in exchange for (i) US$1.40625 (the “Cash Amount”) in cash without interest and (ii) a number of shares of Acquiror Stock (such number, the “Exchange Ratio”) determined by dividing US$1.25 by the 20-Day Average Market Price, provided that (x) if the Exchange Ratio as so calculated would be less than 0.0290, then the Exchange Ratio shall be deemed to be 0.0290 and (y) if the

APPENDIX C	ACQUISITION AGREEMENT

Exchange Ratio as so calculated would be greater than 0.0336, then the Exchange Ratio shall be deemed to be 0.0336 (the “Acquisition Consideration”), subject to the payment by Acquiror of cash in lieu of any fractional share of Acquiror Stock pursuant to Section 2.06.

(b) The name of each Person who is a Shareholder immediately prior to the Effective Time shall be removed from the register of members of the Company and Acquiror shall be recorded as the sole shareholder of the Company and shall be the legal and beneficial owner of all outstanding Company Shares free and clear of any Liens.

(c) Each Company Share owned by Acquiror immediately prior to the Effective Time shall not be transferred pursuant to Section  2.02(a) and instead shall remain held by Acquiror.

Section 2.03. Exchange Agent; Payment. (a) Prior to the date on which the Company Proxy Statement is first mailed to the Shareholders, Acquiror shall appoint an agent reasonably satisfactory to the Company (the “Exchange Agent”) for the purpose of (i) taking instructions from each Shareholder regarding the name and address of the recipient of the Acquisition Consideration in respect of the Company Shares held by such Shareholder (such instructions to be delivered by means of an instruction letter setting forth the name and address of the recipient of such Acquisition Consideration in respect of such Company Shares (the “Instruction Letter”)) and (ii) distributing the Acquisition Consideration. As soon as reasonably practicable after the Effective Time, Acquiror shall cause the Exchange Agent to mail the Instruction Letter, together with instructions for the delivery of the Instruction Letter to the Exchange Agent in exchange for the Acquisition Consideration, to each holder of a Company Share outstanding at the Effective Time that was transferred to Acquiror pursuant to Section 2.02. At the Effective Time, Acquiror shall (x) make available to the Exchange Agent the aggregate Acquiror Stock portion of the Acquisition Consideration to be paid in respect of the Company Shares and (y) deposit or cause to be deposited with the Exchange Agent an amount of cash necessary to pay the aggregate cash portion of the Acquisition Consideration. Any cash deposited with the Exchange Agent to pay the cash portion of the Acquisition Consideration shall be deposited in a separate fund established for the benefit of the holders of the Company Shares outstanding at the Effective Time that were transferred to Acquiror pursuant to Section 2.02.

(b) Upon surrender to the Exchange Agent of a duly completed and executed Instruction Letter, a Shareholder shall be entitled to receive the Acquisition Consideration in respect of each Company Share transferred by such Shareholder to Acquiror pursuant to Section 2.02 and the Scheme. The shares of Acquiror Stock constituting part of such Acquisition Consideration shall be in uncertificated book-entry form.

(c) If any portion of the Acquisition Consideration is to be paid to a Person other than the Person listed in the register of members of the Company as the holder of the relevant Company Shares, it shall be a condition to such payment that (i) a proper instrument of transfer shall be executed for the proper transfer of such Company Shares and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Company Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) Except as required by Applicable Law, any portion of the Acquisition Consideration made available to the Exchange Agent pursuant to this Section 2.03 that remains unclaimed by the Shareholders 12 months after the Effective Time shall be returned to Acquiror, upon demand, and any Shareholder who has not claimed the Acquisition Consideration with respect to its Company Shares in accordance with this Section 2.03 prior to that time shall thereafter look only to Acquiror for payment of the Acquisition Consideration and any cash in lieu of fractional shares pursuant to Section 2.06, in respect of such Company Shares without any interest thereon. Notwithstanding the foregoing, Acquiror shall not be liable to any Shareholder for any amounts properly paid to a public official pursuant to the requirements of applicable abandoned property, escheat or similar laws, if any. Any amounts remaining unclaimed by Shareholders immediately prior to such time, if any, when the amounts

APPENDIX C	ACQUISITION AGREEMENT

would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Acquiror free and clear of any claims or interest of any Person previously entitled thereto.

(e) No dividends or other distributions with respect to shares of Acquiror Stock constituting part of the Acquisition Consideration, and no cash payment in lieu of fractional shares as provided in Section 2.06, as the case may be, shall be paid to any Shareholder until such Shareholder has delivered the Instruction Letter as provided in this Section. Following such delivery, there shall be paid, without interest, to the Person in whose name the shares of Acquiror Stock have been registered, at the time of such delivery, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.06 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such delivery with respect to such shares of Acquiror Stock.

(f) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) for which Acquiror or the Company may be liable in connection with the Acquisition (which, for the avoidance of doubt, shall not include any income, capital gains or similar taxes (or taxes in lieu of such taxes, including withholding taxes) imposed on or with respect to any Shareholder), and the filing of any related Tax returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of the Company.

Section 2.04. Equity Compensation Awards. (a) At the Effective time: (i) each Company Stock Option outstanding immediately prior to the Effective Time, whether or not exercisable or vested, shall be converted into an option (an “Adjusted Option”) to purchase, on the same terms and conditions as were applicable to such Company Stock Option immediately prior to the Effective Time, the number of shares of Acquiror Stock, rounded down to the nearest whole share, determined by multiplying the number of Company Shares subject to such Company Stock Option immediately prior to the Effective Time by the Equity Award Exchange Ratio, at an exercise price per share of Acquiror Stock (denominated in US Dollars), rounded up to the nearest whole cent, equal to the per share exercise price for the Company Shares otherwise purchasable pursuant to such Company Stock Option immediately prior to the Effective Time (denominated in US Dollars) divided by the Equity Award Exchange Ratio; provided, however, that the adjustments provided in this Section 2.04(a)(i) with respect to any Company Stock Options, whether or not they are “incentive stock options” as defined in Section 422 of the Code, are intended to be effected in a manner that is consistent with Section 424(a) of the Code and Section 409A of the Code; and (ii) each award of Company Restricted Share Units that remains unvested and outstanding immediately prior to the Effective Time shall be converted into (A) a restricted stock award (an “Adjusted Restricted Share Unit”), with the same terms and conditions as were applicable to such award of Company Restricted Share Units immediately prior to the Effective Time, covering the number of shares of Acquiror Stock, rounded down to the nearest whole share, determined by multiplying the number of Company Shares subject to such award immediately prior to the Effective Time by the Equity Award Exchange Ratio and (B) cash in lieu of any fractional Adjusted Restricted Share Unit lost to such rounding, which cash shall be payable promptly, but in no event more than 10 days after the Effective Time. The “Equity Award Exchange Ratio” means the number equal to the quotient obtained by dividing (i) the sum of (x) the Cash Amount and (y) the product obtained by multiplying (A) the Exchange Ratio by (B) the per share closing price of Acquiror Stock on the NYSE on the last trading day immediately prior to the Closing Date, as such price is reported on the screen entitled “Comp/CLOSE/PRICE” on Bloomberg L.P. (or such other source as the parties shall agree in writing) (the “Rollover Price”) by (ii) the Rollover Price.

(b) Prior to the Effective Time, the Company shall use its best efforts to (i) obtain any consents from any holders of Company Stock Options and Company Restricted Share Units and (ii) make any amendments to the terms of any equity compensation plans or arrangements and take any action, in each case that is necessary under the terms of the applicable Company Stock Options and Company Restricted Share Units to give effect to the transactions contemplated by this Section 2.04.

APPENDIX C	ACQUISITION AGREEMENT

(c) Acquiror shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Acquiror Stock for delivery upon exercise of the Adjusted Options and the vesting of the Adjusted Restricted Share Units assumed in accordance with this Section 2.04. As soon as reasonably practicable after the Effective Time, Acquiror shall file a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the 1933 Act, with respect to the shares of Acquiror Stock subject to such Adjusted Options and Adjusted Restricted Share Units and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Adjusted Options or Adjusted Restricted Share Units remain outstanding.

(d) As soon as reasonably practicable following the Effective Time, Acquiror shall deliver to holders of Adjusted Options and Adjusted Restricted Share Units appropriate notices setting forth the terms of such awards.

Section 2.05. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Acquiror shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of the Company Stock Options, the Acquisition Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.06. Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Acquiror Stock will be issued and any Shareholder entitled to receive a fractional share of Acquiror Stock but for this Section shall be entitled to receive a cash payment in lieu thereof, which payment shall represent such Shareholder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of such Shareholder of the aggregate fractional shares of Acquiror Stock that such holder otherwise would be entitled to receive.

Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent and Acquiror shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any Applicable Law. If the Exchange Agent or Acquiror, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares in respect of which the Exchange Agent or Acquiror, as the case may be, made such deduction and withholding.

ARTICLE 3

DIRECTORS

Section 3.01. Company Board of Directors. The Company shall take all requisite action (including obtaining the resignations of the existing directors of the Company) to cause the board of directors of the Company as of the Effective Time to be comprised of the individuals designated by Acquiror to the Company prior to the Effective Time.

Section 3.02. Acquiror Board of Directors. Acquiror shall take all requisite action to increase the size of the Board of Directors of Acquiror to 13 members and shall cause three individuals (one of which shall be Dr. Ge Li, the Chief Executive Officer of the Company) designated in writing by the Company to be appointed to the Board of Directors of Acquiror, in each case effective at the Effective Time; provided that if the Corporate Governance and Nominating Committee of the Board of Directors of Acquiror determines in good faith that any such individual does not meet the director qualification requirements set forth in Acquiror’s bylaws, corporate governance guidelines or such committee’s charter, as applied generally to director-nominees of Acquiror, then Acquiror shall not be required

APPENDIX C	ACQUISITION AGREEMENT

to appoint such individual to the Board of Directors of Acquiror, and the Company shall be entitled to designate a replacement to be appointed, subject to this proviso. In connection with the two annual stockholders’ meetings of Acquiror following the Effective Time, Acquiror shall cause each such individual (subject to his or her consent) to be included in Acquiror’s proxy statement as part of the “management slate” and recommended for election to the Board of Directors of Acquiror; provided that if the Corporate Governance and Nominating Committee of the Board of Directors of Acquiror determines in good faith that one or more of such individuals does not meet the director qualification requirements set forth in Acquiror’s bylaws, corporate governance guidelines or such committee’s charter, as applied to all other director-nominees of Acquiror, or if one or more of such individuals is unable or unwilling to serve as a member of the Board of Directors of Acquiror, then such individual(s) shall not be included in such proxy statement as part of the “management slate,” Acquiror shall so notify Dr. Ge Li, and he shall be entitled to designate one or more replacement nominees, as the case may be, to be included, subject to this proviso, in such proxy statement as part of the “management slate”.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Disclosure Letter (subject to Section 11.05) or (b) as disclosed in any Company SEC Document filed on or after January 1, 2009 and prior to the date of this Agreement (excluding any disclosures in the Company SEC Documents under the headings “Risk Factors” and “Forward-Looking Statements” and any other disclosures of risks and uncertainties that are predictive or forward-looking in nature), the Company represents and warrants to Acquiror that:

Section 4.01. Corporate Existence and Power. The Company is an exempted company with limited liability duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all corporate powers required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore made available to Acquiror true and complete copies of the memorandum of association and articles of association of the Company as currently in effect and all amendments thereto as of the date hereof.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Shareholders of the Scheme, have been duly authorized by all necessary corporate action on the part of the Company. Assuming Acquiror does not own any Company Shares, the only vote of the holders of any class or series of the Company’s share capital necessary to approve the transactions contemplated by this Agreement, including the Acquisition, is the approval of the Scheme by a majority in number of the Shareholders present and voting, whether in person or by proxy, at the Company Shareholder Meeting representing 75% or more in value of the Shares present and voting, whether in person or by proxy, at the Company Shareholder Meeting (the “Company Shareholder Approval”). This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, the Company’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby, including the Acquisition, are in the best interests of the Company, (ii) unanimously approved this Agreement and the transactions contemplated hereby and (iii) unanimously resolved (subject to Section 6.03(b)) to recommend that the Shareholders approve the Scheme (such recommendation, the “Company Board Recommendation”).

APPENDIX C	ACQUISITION AGREEMENT

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority of or in the U.S. or the Cayman Islands, other than (i) any approvals required by the Interim Order, (ii) the Final Order, (iii) filing of the Final Order with the Registrar under the Cayman Companies Law, (iv) compliance with any applicable requirements of the HSR Act and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of the Company, (ii) assuming compliance with the matters referred to in Section 4.03 and assuming that any and all filings with, notifications to, or approvals of or actions by any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) required in connection with the transactions contemplated by this Agreement have been made or obtained in a timely manner, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person (excluding any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands)) under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.05. Capitalization. (a) The authorized share capital of the Company consists of US$100,050,000 divided into 5,002,500,000 Company Shares. As of April 21, 2010, there were outstanding (i) 573,524,176 Company Shares, (ii) zero preferred shares of the Company, (iii) 19,355,896 Company Restricted Share Units and (iv) Company Stock Options entitling the holders thereof to purchase an aggregate of 17,240,064 Company Shares (including exercisable Company Stock Options entitling the holders thereof to purchase an aggregate of 8,873,616 Company Shares). As of April 21, 2010, Company Convertible Notes in the aggregate principal amount of US$35.9 million are outstanding and are convertible into 22,771,002 Company Shares. All outstanding capital shares of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. Section 4.05 of the Company Disclosure Letter contains a complete and correct list of each outstanding Company Stock Option and Company Restricted Share Unit, including the date of grant, exercise price (for Company Stock Options), vesting schedule and number of Company Shares subject thereto.

(b) Except for the Company Convertible Notes, which prior to conversion have no right to vote on any matters on which the Shareholders may vote, there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Shareholders may vote. Except as set forth in this Section 4.05 and for changes since April 21, 2010 resulting from the exercise of Company Stock Options or the vesting of Company Restricted Share Units outstanding on such date or from actions permitted under Section 6.01, there are no outstanding (i) capital shares or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for capital shares or other voting securities of or

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ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital shares, voting securities or securities convertible into or exchangeable for capital shares or voting securities of the Company or (iv) stock appreciation rights, performance units, contingent value rights, “phantom” share or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital share of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(c) None of (i) the Company Shares or (ii)  any other Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Section 4.06(a) of the Company Disclosure Letter lists for each Subsidiary of the Company its jurisdiction of organization or formation, the amount of its authorized capital shares or its equivalent, the amount of its outstanding capital shares or its equivalent, and the record owners of such outstanding capital shares or its equivalent.

(b) Each Subsidiary of the Company has been duly organized or formed, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization or formation and has all organizational powers required to carry on its business as now conducted, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The capital stock of or other voting securities of, or equity interests or ownership interests in, each Subsidiary of the Company, owned by the Company, directly or indirectly, is free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or equity interests or ownership interests). There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

(d) There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. There are no preemptive rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any Company Subsidiary Securities. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of capital stock of any Subsidiary of the Company or preemptive rights with respect thereto. There are no restrictions of

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any kind which prevent or restrict the payment of dividends or other distributions by (i) the Company other than those imposed by Applicable Law and those set forth in the Company Convertible Notes or the Company Credit Agreement or (ii) any Subsidiary of the Company other than those set forth in Section 4.06(d) of the Company Disclosure Letter or the Company Convertible Notes or the Company Credit Agreement.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since August 9, 2007 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC by the Company since August 9, 2007, was accompanied by the certifications required to be filed or submitted by the Company’s principal executive officer and/or principal financial officer, as required, pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act.

(f) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities. Such disclosure controls and procedures are effective in accumulating and communicating to the Company’s management, including its principal executive officer and principal financial officer, information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act to allow timely decisions regarding required disclosure.

(g) Since January 1, 2008, the Company has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with U.S. GAAP. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Acquiror a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2008.

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(h) Since August 9, 2007, the Company has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the listing and corporate governance rules and regulations of the NYSE.

(i) Section 4.07(i) of the Company Disclosure Letter describes, and the Company has made available to Acquiror copies of the documentation creating or governing, all securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K promulgated under the 1933 Act) that existed or were effected by the Company or its Subsidiaries since August 9, 2007.

(j) Since August 9, 2007, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act.

Section 4.08. Financial Statements. (a) The audited consolidated financial statements (including related footnotes, where applicable) and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, cash flows and changes in shareholders’ equity for the periods then ended (subject to normal year-end audit adjustments and the absence of notes that comply with U.S. GAAP in the case of any unaudited interim financial statements).

(b) The Company has delivered to Acquiror prior to the date hereof the most recent audited financial statements of each Subsidiary of the Company that is formed under the laws of the PRC. Such financial statements fairly present in all material respects, in conformity with PRC GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the financial position of such Subsidiary as of the dates thereof and its results of operations and cash flows for the periods then ended.

(c) The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects, in accordance with U.S. GAAP and applicable legal and regulatory requirements in the jurisdictions in which they individually and collectively operate.

(d) The revenues of the Company and its Subsidiaries from sales of goods to customers based in the PRC or the provision of services to customers based in the PRC in the fiscal year ended December 31, 2009, taken as a whole, did not exceed RMB400 million.

Section 4.09. Company Disclosure Documents. The Company Proxy Statement and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Applicable Law and rules of the NYSE. At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to the Shareholders, and at the time such Shareholders vote on the Scheme, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included in the Company Proxy Statement based upon information furnished to the Company by Acquiror or its representatives or advisors specifically for use therein.

Section 4.10. Acquiror Disclosure Documents. The information supplied by the Company and its representatives and advisors for inclusion in the proxy statement, or any amendment or supplement thereto, to be sent to the Acquiror stockholders in connection with the transactions contemplated by this Agreement (the

APPENDIX C	ACQUISITION AGREEMENT

“Acquiror Proxy Statement”) shall not, on the date the Acquiror Proxy Statement, and any amendments or supplements thereto, is first mailed to the stockholders of Acquiror, or at the time of the Acquiror Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.10 will not apply to statements or omissions included or incorporated by reference in the Acquiror Proxy Statement based upon information supplied by Acquiror or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 4.11. Absence of Certain Changes. (a) From the Company Balance Sheet Date until the date of this Agreement, there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) From the Company Balance Sheet Date until the date of this Agreement, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Acquiror’s consent, would constitute a breach of any of clauses (b), (e), (f), (g), (l), (m) and (n) of Section 6.01.

Section 4.12. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued or contingent, other than: (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business; (iii) liabilities or obligations incurred after the date of this Agreement in accordance with Section 6.01; and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.13. Compliance with Laws and Court Orders; Permits. (a) The Company and each of its Subsidiaries is and since January 1, 2007 has been in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Without limiting the foregoing, the Company and each of its Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances from, and has submitted notices to, all Governmental Authorities necessary for the Company or such Subsidiary to own, lease and operate its properties or other assets and to carry on its respective business as described in the Company SEC Documents filed prior to the date hereof and as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid, and in full force and effect, in each case except for any failure that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Neither the Company nor any of its Subsidiaries is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from or has adopted any board resolution at the request of, any Governmental Authority, that restricts, or would reasonably be expected to restrict, the conduct by the Company or any of its Subsidiaries of their respective businesses in any material respect, or that requires, or would reasonably be expected to require, material adverse actions by the Company or any of its Subsidiaries.

Section 4.14. Litigation. (a) There is no claim, action, suit, investigation, proceeding, arbitration or audit pending against, or, to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries

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that (i) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (ii) as of the date hereof in any manner seeks to prevent, enjoin, alter or materially delay the Acquisition or any of the other transactions contemplated hereby.

(b) No Governmental Authority has indicated in writing an intention to conduct any audit, investigation or other review with respect to the Company or any of its Subsidiaries, except for audits, investigations or reviews that are in the ordinary course of business or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, if adversely determined.

(c) There is no judgment, decree, order, injunction, writ or rule of any Governmental Authority or any arbitrator outstanding against the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.15. Properties. Section 4.15 of the Company Disclosure Letter contains a complete and accurate list of (x) all material real property owned by the Company and its Subsidiaries and (y) all existing leases, subleases and other agreements, under which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any material real property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and except for Permitted Liens, (i) the Company and its Subsidiaries have sufficient title to all their tangible properties and assets (including real property, whether owned or leased), to conduct their respective businesses as currently conducted or as currently contemplated to be conducted and (ii) all such tangible properties and assets have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which they are presently used.

Section 4.16. Intellectual Property. (a) Section 4.16 of the Company Disclosure Letter sets forth a complete and correct list of all registrations and applications for registration of any Intellectual Property owned by the Company or any of its Subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and its Subsidiaries own solely and exclusively or have the right to use pursuant to a valid license, sub-license, agreement or permission, all of the Intellectual Property used or held for use in the business of the Company or any of its Subsidiaries as currently conducted (“Company Intellectual Property”) free and clear of all Liens (other than Permitted Liens), (ii) the Company Intellectual Property is all of the Intellectual Property necessary for the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted, and to the knowledge of the Company, is valid and enforceable, (iii) the Company and its Subsidiaries have taken all measures reasonably necessary to preserve, maintain and protect the Company Intellectual Property, and (iv) to the knowledge of the Company, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Company Intellectual Property.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise violated any Intellectual Property rights of third parties in any way, and, to the knowledge of the Company, no third party has interfered with, infringed upon, misappropriated or otherwise violated any Company Intellectual Property owned by the Company or any of its Subsidiaries.

Section 4.17. Taxes. (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

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(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with U.S. GAAP or PRC GAAP, as applicable, an adequate accrual for all material Taxes (including withholding tax obligations with respect to compensation paid to employees of the Company and its Subsidiaries) through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c) The material income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2006 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending against or with respect to the Company or its Subsidiaries in respect of any material Tax or Tax asset and none of the Company or its Subsidiaries has received any written notice of any proposed claim, audit, action, suit, proceeding or investigation with regard to any such material Tax or Tax asset.

(e) During the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f) Section 4.17(f) of the Company Disclosure Letter lists the jurisdictions in which the Company and its Subsidiaries own an interest in real property.

(g) The Company and its Subsidiaries have complied in all material respects with all Applicable Law relating to (i) the withholding and payment over to the appropriate Taxing Authority of all Taxes required to be withheld by the Company or any of its Subsidiaries from, and (ii) information reporting with respect to, any payment made or received by the Company or any of its Subsidiaries (including those relating to the individual income tax obligations of the employees of the Company and its Subsidiaries).

(h) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(i) Neither the Company nor any of its Subsidiaries is the beneficiary of any material Tax grant, Tax holiday, or any similar agreement or arrangement with respect to Taxes that will be revoked or modified, or otherwise cease to apply to the Company or any of its Subsidiaries, by reason of the transactions contemplated hereby.

(j) Neither the Company nor any of its Subsidiaries is liable to any Third Party for any material amount under any Tax Sharing Agreement.

(k) Neither the Company nor any of its Subsidiaries (i) that is or has been incorporated in the United States, any State thereof or the District of Columbia has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or any of its Subsidiaries) or (ii) has any material liability for the Taxes of any Person (other than any of the Company or its Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or non-US law), as a transferee or successor, by contract, or otherwise.

(l) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any similar provision of the Tax laws of any

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jurisdiction); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law); (iii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale made prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(m) None of the assets of the Company and the Subsidiaries of the Company are subject to Liens for any material Taxes (other than Liens for Taxes that are not yet due or are being contested in good faith and for which adequate accruals or reserves have been established on the Company Balance Sheet).

(n) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration, claim for refund, schedule, attachment, or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including any amendments thereto and including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration, claim for refund, schedule, attachment or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

Section 4.18. Employee Benefit Plans. (a) Section 4.18(a) of the Company Disclosure Letter contains a correct and complete list identifying each material “employee benefit plan” (as defined in Section 3(3) of ERISA), each material employment, severance, retention, change in control, consulting or similar contract, plan, agreement, arrangement or policy and each compensation, bonus, pension, profit-sharing, deferred compensation, incentive compensation, equity or equity-based compensation, vacation, insurance (including any self-insured arrangements), health or medical benefit, employee assistance, disability or sick leave, death benefit, workers’ compensation, supplemental unemployment benefits, post-employment or retirement (including compensation, pension, health, medical or life insurance benefits), housing fund contribution, or other material plan, contract, agreement, policy or arrangement (whether written or oral) which is maintained, administered or contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate, which covers any current and former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any material liability, other than, in each case, any plan, arrangement or policy mandated by Applicable Law (including plans or programs maintained by a Governmental Authority requiring the payment of social insurance taxes or similar contributions to a fund of a Governmental Authority with respect to wages of an employee). Such plans are referred to collectively herein as the “Company Employee Plans.” Copies of each Company Employee Plan or, if a Company Employee Plan is not in written form, a description of such Company Employee Plan, and all material amendments thereto and material written

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interpretations thereof have been provided to Acquiror together with (i) the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or related trust, (ii) any related trust or funding agreements or insurance policies, and (iii) the most recent financial statements and actuarial reports (if applicable). Section 4.18 of the Company Disclosure Letter contains a correct and complete list separately identifying each Company Employee Plan (i) which relates primarily to any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries whose principal place of work is outside the U.S. or (ii) which is subject to the laws of any jurisdiction outside the U.S. (each a “Company International Plan”).

(b) Each Company Employee Plan has been maintained in material compliance with its terms and with Applicable Law (including any special provisions relating to qualified plans where such Plan was intended so to qualify), including ERISA and the Code, and has been maintained in good standing with applicable governmental or regulatory authorities. No material events have occurred with respect to any Company Employee Plan that could result in payment or assessment by or against the Company or any of its Subsidiaries of any material excise taxes.

(c) Neither the Company nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Company Employee Plan subject to Title IV of ERISA, Section 412 of the Code or Section 4971 of the Code. Neither the Company nor, any of its Subsidiaries nor any ERISA Affiliate nor any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”). The Company and its Subsidiaries have not incurred, and do not reasonably expect to incur, any material liability by virtue of being part of a “controlled group” (as defined in Section 4001(a)(14) of ERISA).

(d) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter that such plan is so qualified, or has pending or has time remaining in which to file an application for such determination from the Internal Revenue Service, and, to the knowledge of the Company, there is no reason why any such Company Employee Plan would reasonably be expected to lose such qualification. The Company has made available to Acquiror copies of the most recent Internal Revenue Service determination letters with respect to each such Company Employee Plan. Each Company International Plan intended to qualify for special tax treatment meets all the requirements for such treatment.

(e) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event, including termination of employment) (i) entitle any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries to any compensation or benefit (including, without limitation, any bonus, retirement, severance, job security or similar benefit or enhancement of such benefit), (ii) accelerate the time of payment or vesting of any Company Stock Option or Company Restricted Share Units, or trigger any payment or funding (through a grantor trust or otherwise) of, or increase the amount payable or trigger any other material obligation pursuant to, any Company Employee Plan, or (iii) result in any breach or violation of, default under or limit the Company’s right to amend, modify or terminate any Company Employee Plan.

(f) Each Company Employee Plan may be terminated or amended to reduce benefits on or at any time after the Effective Time without material liability to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries other than for continuation coverage required under Section 4980B of the Code.

(g) There has been no material amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Affiliates relating to, or material change in the terms of employee participation or coverage under, any Company Employee Plan which would increase materially the expense of

APPENDIX C	ACQUISITION AGREEMENT

maintaining such Company Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2009.

(h) Each Company Employee Plan required to be funded and/or book reserved pursuant to its terms or Applicable Law is fully funded and/or book reserved, as appropriate. From and after the Effective Time, Acquiror and its Affiliates will get the full benefit of any such funds, accruals or reserves. All premiums due or payable with respect to insurance policies funding any Company Employee Plan, for any period through the date hereof have been timely made in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company Balance Sheet.

(i) There is no material action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Company Employee Plan before any Governmental Authority. There are no material pending or threatened claims by or on behalf of any participant in any Company Employee Plan, or otherwise involving any such Company Employee Plan or the assets thereof, other than routine claims for benefits.

(j) The Subsidiaries of the Company that are formed under the laws of the PRC have registered each equity plans or arrangements of the Company with the PRC State Administration of Foreign Exchange in accordance with the Applicable Law in the PRC.

(k) The Company and its Subsidiaries have materially complied with Applicable Law with respect to each plan, arrangement or policy mandated by Applicable Law (including plans or programs maintained by a Governmental Authority requiring the payment of social insurance taxes or similar contributions to a fund of a Governmental Authority with respect to wages of an employee).

Section 4.19. Labor and Employment Matters. (a) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or currently negotiating in connection with entering into, any collective bargaining agreements or labor contracts or understandings with any labor unions or labor organizations. There is no material (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their businesses, (ii) activity or proceeding by a labor union or representative thereof to the knowledge of the Company to organize any employees of the Company or any of its Subsidiaries, or (iii) lockout, strike, slowdown, work stoppage or threat thereof by or with respect to such employees, and during the last three years there has not been any such action.

(b) There are no complaints, charges or claims against the Company or its Subsidiaries pending or, to the knowledge of the Company, threatened to be brought by or filed with any Governmental Authority based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or its Subsidiaries that, if individually or collectively resolved against the Company or its Subsidiaries, would reasonably be expected to result in material liability to the Company.

(c) Each of the Company and its Subsidiaries is in material compliance with all Applicable Law regarding employment practices, employee classification, terms and conditions of employment and wages, occupational safety and health.

(d) During the last 90 days there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”) in respect of the Company or its Subsidiaries. Since the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries engaged in layoffs, facility closings or employment terminations that have resulted in, or would reasonably be expected to result in, material liability to the Company and its Subsidiaries under, any state, local or foreign law

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(including the PRC Labor Law adopted on January 1, 1995 and the PRC Labor Contract Law adopted on January 1, 2008) or regulation covering or with respect to layoffs or facility closings.

(e) Each of the Company’s Subsidiaries incorporated in the PRC has entered into labor contracts with all of its employees in accordance with the Applicable Law.

Section 4.20. Insurance Policies. Section 4.20 of the Company Disclosure Letter lists all material insurance policies maintained by the Company and its Subsidiaries at the date of this Agreement, and such policies are in full force and effect as of the date of this Agreement. The Company and its Subsidiaries have paid all premiums due under such policies and neither the Company nor any of its Subsidiaries is in default in any material respect with respect to its obligations thereunder.

Section 4.21. Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) no written notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no action, claim, suit or proceeding is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person against the Company or any of its Subsidiaries under or pursuant to any Environmental Law; (ii) the Company and its Subsidiaries are and, since January 1, 2007, have been in compliance with all Environmental Laws and, to the extent necessary for their respective operations as currently conducted, all Environmental Permits; and (iii) to the knowledge of the Company, there has been no release or spill of any Hazardous Substance that would reasonably be expected to result in or be the basis for any claim against the Company or any of its Subsidiaries under any Environmental Law.

Section 4.22. Material Contracts. (a) Section 4.22(a)of the Company Disclosure Letter sets forth a list of the following contracts (the “Company Material Contracts”):

(i) all contracts for borrowed money or guarantees thereof, for which the Company or any of its Subsidiaries is liable, involving a current outstanding principal amount in excess of US$5,000,000,

(ii) all contracts containing any material non-compete covenant, material exclusivity, material “most favored nation” obligations or other covenant materially limiting the right of the Company or any of its Subsidiaries to engage in any line of business or to make use of any material Intellectual Property (via license agreement or otherwise),

(iii) all contracts which involve the payment to or receipt by the Company and its Subsidiaries of US$5,000,000 or more per year, which by their terms do not terminate within one year after the date of such contract,

(iv) all contracts of the Company or any of its Subsidiaries with (A) any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the Company or any of its Subsidiaries, (B) any director, officer or employee of the Company or any of its Subsidiaries (other than contracts which are Company Employee Plans) or (C) any Affiliates or any “associates” or members of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such Person in clauses (A) or (B),

(v) any material partnership, joint venture, limited liability company, operating, shareholder, investor rights or other similar agreement or arrangement, and

(vi) any other contract required to be filed by the Company with the SEC pursuant to both Item 19 and paragraph 4 of the Instructions as to Exhibits, in each case in Form 20-F under the 1934 Act.

(b) Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each of the Company Material Contracts is

APPENDIX C	ACQUISITION AGREEMENT

valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Company Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Company Material Contract. The Company has made available to Acquiror a true and complete copy of each Company Material Contract.

Section 4.23. Certain Business Practices. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (a) neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any Affiliates of the Company or any director, officer, employee, agent or representative of the Company or of any of its Subsidiaries or Affiliates, has (i) made, offered, promised, authorized or approved any unlawful payment, whether in the form of a bribe, kickback, rebate, payoff, influence payment or otherwise, to any government official (including any officer or employee of a government or government-owned or controlled entity, all of the foregoing being referred to as “Government Officials”), or to any other person while knowing that all or some portion of the money or value was or will be offered, given or promised to a Government Official, to influence official action or secure an improper advantage or (ii) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, and (b) the Company and its Subsidiaries, and to the Company’s knowledge, the Affiliates of the Company, have conducted their businesses in compliance with the Foreign Corrupt Practices Act of 1977, as amended, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993 and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 and all other applicable anti-corruption laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, compliance with such laws and with the representation and warranty contained herein.

Section 4.24. Finders’ Fees. Except for Credit Suisse Securities (USA) LLC, a copy of whose engagement agreement has been provided to Acquiror, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 4.25. Opinion of Financial Advisor. The Company has received the opinion of Credit Suisse Securities (USA) LLC, financial advisor to the Company, to the effect that, as of the date of this Agreement, the Acquisition Consideration is fair, from a financial point of view, to the Company’s shareholders.

Section 4.26. No Existing Discussions. As of the date hereof, neither the Company nor any of its Subsidiaries nor any of their respective Representatives is engaged in any existing activities, discussions or negotiations with any Third Party with respect to any Company Acquisition Proposal.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except (a) as set forth in the Acquiror Disclosure Letter (subject to Section 11.05) or (b) as disclosed in any Acquiror SEC Document filed on or after January 1, 2009 and prior to the date of this Agreement (excluding any disclosures in the Acquiror SEC Documents under the headings “Risk Factors” and “General” and any other disclosures of risks and uncertainties that are predictive or forward-looking in nature), Acquiror represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Acquiror is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has all corporate powers to carry on its business as now

APPENDIX C	ACQUISITION AGREEMENT

conducted. Acquiror has heretofore made available to the Company true and complete copies of the certificate of incorporation and by-laws of Acquiror as currently in effect.

Section 5.02. Corporate Authorization. (a) The execution, delivery and performance by Acquiror of this Agreement and the consummation by Acquiror of the transactions contemplated hereby are within the corporate power of Acquiror and, except for the required approval of Acquiror’s stockholders in connection with the issuance of Acquiror Stock as part of the Acquisition Consideration, have been duly authorized by all necessary corporate action on the part of Acquiror. The affirmative vote of the holders of shares of Acquiror Stock having votes representing a majority of the votes cast by all such shares, voting to approve the issuance of Acquiror Stock in connection with the Acquisition (the “Acquiror Stockholder Approval”), is the only vote of the holders of any of Acquiror’s capital stock necessary in connection with the consummation of the transactions contemplated by this Agreement. This Agreement constitutes a valid and binding agreement of Acquiror, enforceable against Acquiror in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, Acquiror’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby, including the Acquisition, are fair to and in the best interests of Acquiror and Acquiror’s stockholders, (ii) unanimously approved and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved (subject to Section 7.05(b) to recommend that Acquiror’s stockholders grant the Acquiror Stockholder Approval (such recommendation, the “Acquiror Board Recommendation”).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Acquiror of this Agreement and the consummation by Acquiror of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority of or in the U.S. or the Cayman Islands, other than (i) any approvals required by the Interim Order, (ii) the Final Order, (iii) filing of the Final Order with the Registrar under the Cayman Companies Law, (iv) compliance with any applicable requirements of the HSR Act, (v) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws, (vi) compliance with any applicable requirements of the NYSE and (vii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 5.04. Non-contravention. The execution, delivery and performance by Acquiror of this Agreement and the consummation by Acquiror of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or by-laws of Acquiror, (ii) assuming compliance with the matters referred to in Section 5.03 and assuming that any and all filings with, notifications to, or approvals of or actions by any Governmental Authority (other than any Governmental Authority of or in the U.S. or the Cayman Islands) required in connection with the transactions contemplated by this Agreement have been made or obtained in a timely manner, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person (excluding any Governmental Authority other than any Governmental Authority of or in the U.S. or the Cayman Islands) under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Acquiror or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Acquiror or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Acquiror and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Acquiror or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

APPENDIX C	ACQUISITION AGREEMENT

Section 5.05. Capitalization. (a) The authorized capital stock of Acquiror consists of 120,000,000 shares of Acquiror Stock and 20,000,000 shares of preferred stock, par value $0.01 per share, of Acquiror. As of April 23, 2010, (i) 66,194,086 shares of Acquiror Stock were outstanding, including zero shares that were unvested unrestricted stock; (ii) no shares of preferred stock of Acquiror were outstanding; (iii) Acquiror Stock Options entitling the holders thereof to purchase an aggregate of 7,291,774 shares of Acquiror Stock (including Acquiror Stock Options entitling the holders thereof to purchase an aggregate of 3,738,327 shares of Acquiror Stock that were exercisable) were outstanding; (iv) 93,965 unvested restricted stock units of Acquiror were outstanding; (v) 7,151,512 shares of Acquiror Stock were issuable upon conversion of the Acquiror Convertible Notes and (vi) up to 7,151,512 shares of Acquiror Stock were issuable upon exercise of the Acquiror Warrants. All outstanding shares of capital stock of Acquiror have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(b) Except as set forth in this Section 5.05 and for changes since April 23, 2010 resulting from the exercise of stock options, the issuance of Acquiror Stock upon the vesting, lapse of restrictions and/or achievement of performance conditions with respect to restricted stock or restricted stock units and performance stock awards, the grant of equity and/or equity-based awards to directors or employees or from the issuance of stock in connection with a merger or other acquisition or business combination determined by Acquiror’s Board of Directors to be in the best interests of Acquiror and its stockholders or from actions permitted under Section 7.01, there are no outstanding (i) shares of capital stock or voting securities of Acquiror, (ii) securities of Acquiror convertible into or exchangeable for shares of capital stock or voting securities of Acquiror or (iii) warrants, calls, options or other rights to acquire from Acquiror or other obligation of Acquiror to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Acquiror (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Acquiror Securities”). There are no outstanding obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Acquiror Securities. Neither Acquiror nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Acquiror Securities.

(c) The shares of Acquiror Stock to be issued as part of the Acquisition Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 5.06. Subsidiaries. (a) Each Subsidiary of Acquiror has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers required to carry on its business as now conducted, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification or standing is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

(b) The capital stock or other voting securities of, or ownership interests in, each Subsidiary of Acquiror, owned by Acquiror, directly or indirectly, is free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. There are no outstanding (i) securities of Acquiror or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any of its Subsidiaries or (ii) options or other rights to acquire from Acquiror or any of its Subsidiaries, or other obligations of Acquiror or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock

APPENDIX C	ACQUISITION AGREEMENT

or other voting securities of, or ownership interests in, any Subsidiary of Acquiror (the items in clauses (i) and (ii) being referred to collectively as the “Acquiror Subsidiary Securities”) in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, Acquiror does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 5.07. SEC Filings and the Sarbanes-Oxley Act. (a) Acquiror has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Acquiror since January 1, 2007 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Acquiror SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Acquiror SEC Document complied, and each Acquiror SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Acquiror SEC Document filed pursuant to the 1934 Act did not, and each Acquiror SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Acquiror SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC by Acquiror since January 1, 2007, was accompanied by the certifications required to be filed or submitted by Acquiror’s principal executive officer and/or principal financial officer, as required, pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act.

(f) Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities. Such disclosure controls and procedures are effective in accumulating and communicating to Acquiror’s management, including its principal executive officer and principal financial officer, information required to be disclosed by Acquiror in the reports that it files or submits under the 1934 Act to allow timely decisions regarding required disclosure.

(g) Since January 1, 2007, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror financial statements for external purposes in accordance with U.S. GAAP. Acquiror has disclosed, based on its most recent evaluation of internal control over financial reporting prior to the date hereof, to Acquiror’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Acquiror’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting. Acquiror has made available to the Company a summary of any such disclosure made by management to Acquiror’s auditors and audit committee since January 1, 2007.

APPENDIX C	ACQUISITION AGREEMENT

(h) Since January 1, 2007, Acquiror has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the listing and corporate governance rules and regulations of the NYSE.

(i) Section 5.07(i) of the Acquiror Disclosure Letter describes, and Acquiror has made available to the Company copies of the documentation creating or governing, all securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K promulgated under the 1933 Act) that existed or were effected by Acquiror or its Subsidiaries since January 1, 2007.

(j) Since January 1, 2007, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which Acquiror or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act.

Section 5.08. Financial Statements. (a) The audited consolidated financial statements (including related footnotes, where applicable) and unaudited consolidated interim financial statements of Acquiror included or incorporated by reference in the Acquiror SEC Documents fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Acquiror and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, cash flows and changes in stockholders’ equity for the periods then ended (subject to normal year end audit adjustments and the absence of notes that comply with U.S. GAAP in the case of any unaudited interim financial statements).

(b) The revenues of Acquiror and its Subsidiaries from sales of goods to customers based in the PRC or the provision of services to customers based in the PRC in the fiscal year ended December  26, 2009, taken as a whole, did not exceed RMB400 million.

Section 5.09. Acquiror Disclosure Documents. The Acquiror Proxy Statement and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Applicable Law and rules of the NYSE. At the time the Acquiror Proxy Statement or any amendment or supplement thereto is first mailed to the stockholders of Acquiror, and at the time such stockholders vote on the issuance of Acquiror Stock in connection with the Acquisition, the Acquiror Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.09 will not apply to statements or omissions included in the Acquiror Proxy Statement based upon information furnished to Acquiror by the Company or any of its representatives or advisors specifically for use therein.

Section 5.10. Company Disclosure Documents. The information supplied by Acquiror and its representatives and advisors for inclusion in the Company Proxy Statement shall not, on the date the Company Proxy Statement, and any amendments or supplements thereto, is first mailed to the Shareholders, or at the time of the Company Shareholder Approval contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.10 will not apply to statements or omissions included or incorporated by reference in the Company Proxy Statement based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.11. Absence of Certain Changes. (a) From the Acquiror Balance Sheet Date until the date of this Agreement, there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

APPENDIX C	ACQUISITION AGREEMENT

(b) From the Acquiror Balance Sheet Date until the date of this Agreement, the business of Acquiror and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any action taken by Acquiror or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without the Company’s consent, would constitute a breach of any of clauses (b), (e), (f), (g) and (h) of Section 7.01.

Section 5.12. No Undisclosed Material Liabilities. There are no liabilities or obligations of Acquiror or any of its Subsidiaries of any kind whatsoever, whether accrued or contingent, other than: (i) liabilities or obligations disclosed and provided for in the Acquiror Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business; (iii) liabilities or obligations incurred after the date of this Agreement in accordance with Section 7.01; and (iv) liabilities and obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

Section 5.13. Compliance with Laws and Court Orders. (a) Acquiror and each of its Subsidiaries is, and since January 1, 2007 has been, in compliance with, and to the knowledge of Acquiror is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against Acquiror or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror or that in any manner seeks to prevent, enjoin, alter or materially delay the Acquisition or any of the other transactions contemplated hereby. Without limiting the foregoing, Acquiror and each of its Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances from, and has submitted notices to, all Governmental Authorities necessary for Acquiror or such Subsidiary to own, lease and operate its properties or other assets and to carry on its respective business as described in the Acquiror SEC Documents filed prior to the date hereof and as it is being conducted as of the date hereof (the “Acquiror Permits”), and all such Acquiror Permits are valid, and in full force and effect, in each case except for any failure that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

(b) Neither Acquiror nor any of its Subsidiaries is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from or has adopted any board resolution at the request of, any Governmental Authority, that restricts, or would reasonably be expected to restrict, the conduct by Acquiror or any of its Subsidiaries of their respective businesses in any material respect, or that requires, or would reasonably be expected to require, material adverse actions by Acquiror or any of its Subsidiaries.

Section 5.14. Litigation. (a) There is no claim, action, suit, investigation, proceeding, arbitration or audit pending against, or, to the knowledge of Acquiror, threatened against, Acquiror or any of its Subsidiaries that (i) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror or (ii) as of the date hereof in any manner seeks to prevent, enjoin, alter or materially delay the Acquisition or any of the other transactions contemplated hereby.

(b) No Governmental Authority has indicated in writing an intention to conduct any audit, investigation or other review with respect to Acquiror or any of its Subsidiaries, except for audits, investigations or reviews that are in the ordinary course of business or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, if adversely determined.

(c) There is no judgment, decree, order, injunction, writ or rule of any Governmental Authority or any arbitrator outstanding against Acquiror or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

APPENDIX C	ACQUISITION AGREEMENT

Section 5.15. Financing. Acquiror has delivered to the Company a true and complete copy of a fully executed commitment letter (the “Debt Commitment Letter”), dated as of the date hereof, from J.P. Morgan Securities Inc. and Banc of America Securities LLC (such institutions, the “Arrangers”). Pursuant to the Debt Commitment Letter and subject to the terms and conditions contained therein (including the exhibits thereto), the Arrangers have committed to provide US$1,250,000,000 in aggregate principal amount of debt financing for the purposes set forth therein (the “Financing”) to Acquiror at the Effective Time (the “Debt Commitment”). The obligations to fund the full amount of the Financing under the Debt Commitment Letter are not subject to any condition precedents (including pursuant to any “flex” provisions) other than those expressly set forth in the Debt Commitment Letter. As of the date hereof, (i) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) on the part of Acquiror under the Debt Commitment Letter or, to the actual knowledge of Acquiror, any other party to the Debt Commitment Letter, and (ii) subject to the Company’s compliance with its obligations under this Agreement, Acquiror does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing or any other funds necessary to pay the aggregate Acquisition Consideration pursuant to the Acquisition and to make all other necessary payments (including related fees and expenses) by Acquiror in connection with the Acquisition, including the repayment of any indebtedness required to be repaid, and the payment of all fees and expenses reasonably expected to be incurred, in connection with the transactions contemplated by this Agreement, will not be available to Acquiror on the Closing Date. As of the date hereof, the Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Acquiror and, to the knowledge of Acquiror, the other parties thereto. The Debt Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement, the respective commitments contained in the Debt Commitment Letter have not, to the knowledge of Acquiror, been withdrawn, modified or rescinded in any respect prior to the date of this Agreement, and the financing and other fees that are due and payable on or before the date of this Agreement under the Debt Commitment Letter have been paid in full. Subject to the terms and conditions of the Debt Commitment Letter, assuming for purposes of this representation the accuracy of the Company’s representations and warranties contained in Section 4.05(a) and assuming compliance by the Company with its covenants set forth in Section 6.01, the net funds contemplated to be received pursuant to the Debt Commitment Letter, together with other financial resources of Acquiror, including cash on hand on the Closing Date, will be sufficient to pay the cash portion of the aggregate Acquisition Consideration pursuant to the Acquisition and to make all other necessary payments (including related fees and expenses) by Acquiror in connection with the Acquisition, including the repayment of any indebtedness required to be repaid, and the payment of all fees and expenses reasonably expected to be incurred, in connection the transactions contemplated by this Agreement.

Section 5.16. Finders’ Fees. Except for J.P. Morgan Securities Inc., whose fees will be paid by Acquiror, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Acquiror who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.17. Opinion of Financial Advisor. Acquiror has received the opinion of J.P. Morgan Securities Inc., financial advisor to Acquiror, to the effect that, as of the date of this Agreement, the Acquisition Consideration is fair, from a financial point of view, to Acquiror.

Section 5.18. No Registration. The offering of the shares of Acquiror Stock constituting part of the Acquisition Consideration in the manner contemplated by this Agreement will be exempt from the registration requirements of the 1933 Act, and such shares will not be subject to any further restrictions on transfer by any holder that is not an “affiliate” of the Company for purposes of Rule 145 under the 1933 Act at the Effective Time.

APPENDIX C	ACQUISITION AGREEMENT

Section 5.19. Properties. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror and except for Permitted Liens, (i) Acquiror and its Subsidiaries have sufficient title to all their tangible properties and assets (including real property, whether owned or leased), to conduct their respective businesses as currently conducted or as currently contemplated to be conducted; and (ii) all such tangible properties and assets have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which they are presently used.

Section 5.20. Intellectual Property. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, (i) Acquiror and its Subsidiaries own solely and exclusively or have the right to use pursuant to a valid license, sub-license, agreement or permission, all of the Intellectual Property used or held for use in the business of Acquiror or any of its Subsidiaries as currently conducted (“Acquiror Intellectual Property”) free and clear of all Liens (other than Permitted Liens), (ii) the Acquiror Intellectual Property is all of the Intellectual Property necessary for the conduct of the respective businesses of Acquiror and its Subsidiaries as currently conducted and, to the knowledge of Acquiror, is valid and enforceable, (iii) Acquiror and its Subsidiaries have taken all measures reasonably necessary to preserve, maintain and protect Acquiror Intellectual Property and (iv) to the knowledge of Acquiror, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Acquiror Intellectual Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, neither Acquiror nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise violated any Intellectual Property rights of third parties in any way, and, to the knowledge of Acquiror, no third party has interfered with, infringed upon, misappropriated or otherwise violated any Acquiror Intellectual Property owned by Acquiror or any of its Subsidiaries.

Section 5.21. Material Contracts. (a) Section 5.21(a) of the Acquiror Disclosure Letter sets forth a list of the following contracts (the “Acquiror Material Contracts”):

(i) all contracts for borrowed money or guarantees thereof, for which Acquiror or any of its Subsidiaries is liable, involving a current outstanding principal amount in excess of US$5,000,000,

(ii) all material contracts between Acquiror and the top nine non-governmental customers of Acquiror, as measured by the gross revenue which Acquiror and its Subsidiaries (in the aggregate) have received during the fiscal year ended December 26, 2009, and

(iii) any other contract required to be filed by Acquiror with the SEC pursuant to Item 601 of Regulation S-K under the 1933 Act.

(b) Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror, (i) each of the Acquiror Material Contracts is valid and in full force and effect and (ii) neither Acquiror nor any of its Subsidiaries, nor to Acquiror’s knowledge any other party to an Acquiror Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Acquiror Material Contract, and neither Acquiror nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Acquiror Material Contract. Acquiror has made available to the Company a true and complete copy of each Acquiror Material Contract.

Section 5.22. Ownership of Company Shares. As of the date hereof, Acquiror does not own any Company Shares or any other Company Securities.

APPENDIX C	ACQUISITION AGREEMENT

Section 5.23. No Existing Discussions. As of the date hereof, neither Acquiror nor any of its Subsidiaries nor any of their respective Representatives is engaged in any existing activities, discussions or negotiations with any Third Party with respect to any Acquiror Acquisition Proposal.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. From the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practices and use its reasonable best efforts to preserve intact its business organization and relationships with Third Parties and to keep available the services of its present directors, officers and employees. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Letter, the Company shall not, nor shall it permit any of its Subsidiaries to, without the consent of Acquiror, not to be unreasonably withheld or delayed:

(a) amend its memorandum of association or articles of association or other similar organizational documents and joint venture contracts (whether by merger, consolidation, scheme of arrangement or otherwise), except, in the case of Subsidiaries, for any such amendment that is immaterial;

(b)(i) split, combine or reclassify any shares of its capital stock or its equivalent, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its Subsidiaries that are wholly-owned, directly or indirectly, by the Company or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities (except pursuant to the forfeiture of Company Stock Options or Company Restricted Share Units or the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of a Company Stock Option, in each case in accordance with the terms of those options on the date hereof or for purposes of satisfying Tax withholding obligations with respect to holders of Company Stock Options or Company Restricted Share Units);

(c)(i) issue, deliver or sell, or authorize the issuance, delivery or sale of, or apply to the Governmental Authority for approval of any issuance of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any Company Shares upon the exercise of Company Stock Options that are outstanding on the date of this Agreement in accordance with the terms of those options on the date of this Agreement or granted after the date of this Agreement in accordance with the terms of this Agreement, (B) any Company Shares upon the conversion of Company Convertible Notes that are outstanding on the date of this Agreement in accordance with the terms of those notes on the date of this Agreement, and (C) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security in any material respect (in each case, whether by merger, consolidation, scheme of arrangement or otherwise);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget that has been made available to Acquiror prior to the date of this Agreement and (ii) any unbudgeted capital expenditures not to exceed US$1,000,000 individually or US$10,000,000 in the aggregate;

(e) acquire (by merger, consolidation, scheme of arrangement, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies and other

APPENDIX C	ACQUISITION AGREEMENT

acquisitions of assets (other than a business, segment of business or division) in the ordinary course of business of the Company and its Subsidiaries, (ii) in connection with actions permitted by Section 6.01(d) and (iii) acquisitions with a purchase price (including assumed indebtedness) that does not exceed US$2,000,000 individually or US$10,000,000 in the aggregate;

(f) subject to the Company’s rights pursuant to Section 6.03(b) and Section 10.01(d)(i), sell, lease or otherwise transfer, or create or incur any Lien on, or apply to the Governmental Authority for approval of any such sale, lease, transfer, or creation or incurrence of any Lien on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (i) sales of inventory or obsolete equipment in the ordinary course of business, (ii) in connection with actions permitted by Section 6.01(d) and (iii) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that does not exceed US$2,000,000 individually or US$10,000,000 in the aggregate;

(g) other than in connection with actions permitted by Section 6.01(d) or Section 6.01(e), make any loans, advances or capital contributions to, or investments in, any Person other than the Company and its Subsidiaries, other than in the ordinary course of business;

(h) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money to any Person other than the Company and its directly or indirectly wholly-owned Subsidiaries, or guarantees thereof, other than (i) refinancing of indebtedness existing on the date of this Agreement, provided that such refinancing is made on commercially reasonable terms and does not result in a greater amount of indebtedness and (ii) in the ordinary course of business in amounts not exceeding US$15,000,000 in the aggregate;

(i) except in the ordinary course of business, enter into any contract, agreement, arrangement or understanding that would constitute a Material Contract if it had been entered into as of the date hereof, or amend or modify in any material respect or terminate any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries;

(j)(i) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement with) any director, officer or employee at or above the vice president level of the Company or any of its Subsidiaries, (ii) enter into any employment, change in control, retention, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer or employee at or above the vice president level of the Company or any of its Subsidiaries, (iii) increase benefits payable under any existing severance or termination pay policies or employment agreements covering any director, officer or employee at or above the vice president level of the Company or any of its Subsidiaries, (iv) establish, adopt or amend any collective bargaining or other labor agreement or (v) increase compensation, bonus or other benefits payable to any director, officer or employee of the Company or any of its Subsidiaries except, in the case of this clause (v) for regular annual increases and any increases due to promotions, in the ordinary course of business consistent with past practice, and except, in the case of each of the foregoing clauses (i) through (v), as required by Applicable Law or the terms of any Company Benefit Plan;

(k) establish, adopt or materially amend any Company Employee Plan or other benefit plan or arrangement (including any plan providing for the grant of equity or equity-based awards) or provide for the acceleration of the vesting, exercise, payment or settlement of any equity or equity-based awards, or provide for the adjustment (except as provided herein) of the terms of such awards, in any such case upon the occurrence of the transaction contemplated by this Agreement or upon any other event, except, in each case, as required by Applicable Law or the terms of any Company Benefit Plan;

(l) change, in any material respect, the Company’s or any of its Subsidiaries’ methods of accounting or accounting principles or practices, except as required by concurrent changes in U.S. GAAP or PRC GAAP, as applicable, or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

APPENDIX C	ACQUISITION AGREEMENT

(m) settle, or offer or propose to settle, (i) any litigation, investigation, arbitration, proceeding or other claim that is material to the Company and its Subsidiaries, taken as a whole, or (ii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(n) take any action that would reasonably be expected to result in any of the conditions to the Acquisition not being satisfied, or enter into or consummate any transaction or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement, in each case except as expressly permitted by this Agreement; or

(o) agree, resolve or commit to do any of the foregoing.

Section 6.02. Interim Order; Company Shareholder Meeting; Proxy Statement. The Company shall convene and conduct the Company Shareholder Meeting in accordance with the Interim Order as soon as reasonably practicable. Subject to Section 6.03, the Board of Directors of the Company shall recommend approval of the Scheme by the Shareholders. In connection with such meeting, the Company shall use its reasonable best efforts to (i) as soon as reasonably practicable after the date hereof, prepare the Petition, the Ex Parte Summons, the Scheme, the Company Proxy Statement, the skeleton argument and the other documents required to be filed with the Court in connection with the Scheme under the Cayman Companies Law (collectively, the “Cayman Court Documents”) and file the Cayman Court Documents within five Business Days of the SEC Sign-Off Date, (ii) respond as promptly as reasonably practicable to any comments received from the Court with respect to the Cayman Court Documents and otherwise diligently seek the granting of the Interim Order in a manner (including as to form, content and procedure) reasonably acceptable to Acquiror, (iii) after the Interim Order is made by the Court, mail the Company Proxy Statement and the Scheme to the Shareholders and any other Person required by the Interim Order and Applicable Law as promptly as practicable and cause the Company Proxy Statement to be filed as required by the Interim Order and Applicable Law, (iv) to the extent required by Applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Shareholders and any other Person required by the Interim Order and Applicable Law any supplement or amendment to the Company Proxy Statement if any event shall occur which requires such action at any time prior to the Company Shareholder Meeting, (v) solicit proxies in favor of the approval of the Scheme, (vi) cause the chairman of the meeting to file the required affidavit pertaining to the Company Shareholder Meeting with the Court, (vii) attend, and diligently argue for the Scheme at, the hearing for the Final Order, (viii) file the Final Order with the Registrar within one Business Day of the issuance of the Final Order by the Court and (ix)  otherwise comply with all legal requirements applicable to such meeting and Court approval process.

Section 6.03. No Solicitation; Other Offers. (a) General Prohibitions. Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Company Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, a Company Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Acquiror the Company Board Recommendation (or recommend a Company Acquisition Proposal) (any of the foregoing in this clause (iii), a “Company Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Company Acquisition Proposal. It is agreed that any violation of the restrictions on the Company and its Subsidiaries set forth in this Section by any Subsidiary or Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

APPENDIX C	ACQUISITION AGREEMENT

(b) Exceptions. Notwithstanding Section 6.02 and Section 6.03(a), at any time prior to obtaining the Company Shareholder Approval:

(i) the Company, directly or indirectly through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any Third Party and its Representatives that, subject to the Company’s compliance with Section 6.03(a), has made after the date of this Agreement a Company Acquisition Proposal that the Board of Directors of the Company determines is or could reasonably be expected to lead to a Company Superior Proposal and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Acquiror) with such Third Party with terms no less favorable to the Company than those contained in the confidentiality agreement dated November 3, 2009 between the Company and Acquiror (as amended, the “Company Confidentiality Agreement”); provided that (1) such confidentiality agreement may contain less restrictive provisions (including no standstill restriction), in which case the Company Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision(s), and (2) all such information (to the extent that such information has not been previously provided or made available to Acquiror) is provided or made available to Acquiror, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party); and

(ii) following receipt of a Company Superior Proposal, and subject to compliance with Section 6.03(d), the Board of Directors of the Company may (A) make a Company Adverse Recommendation Change if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Laws or (B) cause the Company to terminate this Agreement and concurrently with such termination, upon payment of the Termination Fee pursuant to Section 10.01(d)(i), enter into a written agreement concerning such Company Superior Proposal.

In addition, nothing contained herein shall prevent the Board of Directors of the Company from (x) complying with Rule 14e-2(a) under the 1934 Act with regard to a Company Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.03 or (y) making any disclosure to the Shareholders if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure so to make such disclosure would be inconsistent with its obligations under Applicable Law; provided that the foregoing shall not limit or modify the effect that such action, statement or disclosure has under the terms of this Agreement.

(c) Required Notices. The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b)(i) unless the Company shall have delivered to Acquiror a prior written notice advising Acquiror that it intends to take such action, and, after taking such action, the Company shall keep Acquiror reasonably informed in all material respects and on a reasonably current basis of the status and terms of any discussions and negotiations with the Third Party. In addition, the Company shall notify Acquiror promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Company Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Company Acquisition Proposal. The Company shall keep Acquiror reasonably informed in all material respects and on a reasonably current basis of the status and terms of, and any material changes or revisions to, any such Company Acquisition Proposal.

(d) Additional Requirements. Further, the Board of Directors of the Company shall not make a Company Adverse Recommendation Change in response to a Company Acquisition Proposal or cause or authorize the Company to terminate this Agreement pursuant to Section 10.01(d)(i), unless (i) such Company Acquisition Proposal constitutes a Company Superior Proposal and (ii) the Company promptly notifies Acquiror, in writing at least two Business Days before taking such action, of its intention to do so, attaching the most current version of

APPENDIX C	ACQUISITION AGREEMENT

the proposed agreement under which such Company Superior Proposal is proposed to be consummated and the identity of the Third Party making the Company Superior Proposal.

(e) Definition of Company Superior Proposal. For purposes of this Agreement, “Company Superior Proposal” means a written Company Acquisition Proposal for at least a majority of the outstanding Company Shares or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of internationally recognized reputation and outside legal counsel and taking into account all the terms, conditions and other relevant aspects of the Company Acquisition Proposal, including availability of financing (if applicable), any break-up fees, expense reimbursement provisions and conditions and timing to consummation, are more favorable to the Shareholders than the transactions contemplated by this Agreement.

(f) Obligation to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Company Acquisition Proposal. The Company shall use its reasonable best efforts to cause any such Third Party (or its Representatives) in possession of confidential information with respect to the Company that was furnished by or on behalf of the Company to return or destroy all such information.

Section 6.04. Tax Matters. (a) From the date hereof until the Effective Time, neither the Company nor any of its Subsidiaries shall make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or any of its Subsidiaries, without the written consent of Acquiror (which consent shall not be unreasonably withheld or delayed).

(b) The Company and each of its Subsidiaries shall establish or cause to be established in accordance with U.S. GAAP or PRC GAAP, as applicable, on or before the Effective Time an adequate accrual for all material Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.

Section 6.05. Voting of Shares. The Company shall, and shall cause each of its Subsidiaries to, vote all shares of Acquiror Stock beneficially owned by it or such Subsidiary in favor of the issuance of shares of Acquiror Stock as part of the Acquisition Consideration at the Acquiror Stockholder Meeting.

Section 6.06. Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Company Confidentiality Agreement, the Company shall (i) give to Acquiror, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company, (ii) furnish to Acquiror, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as Acquiror may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Acquiror in its investigation. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by any party hereunder.

APPENDIX C	ACQUISITION AGREEMENT

ARTICLE 7

COVENANTS OF ACQUIROR

Acquiror agrees that:

Section 7.01. Conduct of Acquiror. From the date hereof until the Effective Time, Acquiror shall, and shall cause each of its Subsidiaries to conduct its business in the ordinary course and use its reasonable best efforts to preserve intact its business organization and relationships with Third Parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or set forth in Section 7.01 of the Acquiror Disclosure Letter, from the date hereof until the Effective Time Acquiror shall not, nor shall it permit any of its Subsidiaries to, without the consent of the Company, not to be unreasonably withheld or delayed:

(a) amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise) in a manner that would adversely affect the economic benefits of the Acquisition to the Shareholders;

(b)(i) split, combine or reclassify any shares of its capital stock or its equivalent, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Acquiror Securities or any Acquiror Subsidiary Securities (except pursuant to (iv) the forfeiture of Acquiror Stock Options or Acquiror Restricted Shares, (v) the acquisition by Acquiror of Acquiror Stock in settlement of the exercise price of an Acquiror Stock Option or for purposes of satisfying Tax withholding obligations with respect to holders of Acquiror Stock Options or Acquiror Restricted Shares) or pursuant to the share repurchase program approved by the Board of Directors of Acquiror on July 27, 2005 and amended on October 26, 2005, May 9, 2006, August 1, 2007 and July 24, 2008 to acquire up to a total of $600,000,000 of Acquiror Stock;

(c) other than pursuant to Section 7.01(d)(i), (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, or apply to the Governmental Authority for approval of any issuance of, any shares of any Acquiror Securities or Acquiror Subsidiary Securities, other than the issuance of (A) any Acquiror Stock upon the exercise of Acquiror Stock Options that are outstanding on the date of this Agreement in accordance with the terms of those options on the date of this Agreement or granted after the date hereof in accordance with this Agreement, (B) Acquiror Stock Options and Acquiror Restricted Shares in the ordinary course of business and (C) any Acquiror Subsidiary Securities to Acquiror or any other Subsidiary of Acquiror or (ii) amend any term of any Acquiror Security or any Acquiror Subsidiary Security in any material respect (in each case, whether by merger, consolidation, scheme of arrangement or otherwise);

(d) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money to any Person other than Acquiror and its Subsidiaries, or guarantees thereof, other than (i) to provide the funds necessary to consummate the transactions contemplated by this Agreement, including pursuant to the Financing or any Alternative Financing, (ii) refinancing of indebtedness existing on the date of this Agreement and (iii) in the ordinary course of business in amounts not exceeding US$50,000,000 in the aggregate;

(e) change in any material respect Acquiror’s methods of accounting or accounting principles or practices, except as required by concurrent changes in U.S. GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(f) settle, or offer or propose to settle, (i) any litigation, investigation, arbitration, proceeding or other claim that is material to Acquiror and its Subsidiaries, taken as a whole, or (ii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

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(g) take any action that would reasonably be expected to result in any of the conditions to the Acquisition not being satisfied, or enter into or consummate any transaction or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement, in each case except as expressly permitted by this Agreement; or

(h) agree, resolve or commit to do any of the foregoing.

Section 7.02. Voting of Shares. Acquiror shall vote all Company Shares beneficially owned by it or any of its Subsidiaries in favor of the Acquisition and the Scheme at the Company Stockholder Meeting.

Section 7.03. Director and Officer Liability.

(a) For six years after the Effective Time, the Company shall, and Acquiror shall cause the Company to, indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the Cayman Companies Law or any other Applicable Law or provided under the Company’s memorandum of association and articles of association in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b) Prior to the Effective Time, the Company shall or, if the Company is unable to, Acquiror shall cause the Company as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies; provided that prior to the Effective Time, the Company shall give Acquiror a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Acquiror with respect thereto. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Company shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or after the Effective Time the Company shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in satisfying its obligations under this Section 7.03(b), in no event shall Acquiror or the Company (in case of the Company after the Effective Time) be required to pay, and the Company shall not pay, in the aggregate an amount per annum in excess of 200% of the premium amount the Company paid in its last full fiscal year, which amount is set forth in Section 7.03(b) of the Company Disclosure Letter; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Company after the Effective Time shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(c) If after the Effective Time, Acquiror, the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Acquiror or the Company, as the case may be, shall assume the obligations set forth in this Section 7.03.

APPENDIX C	ACQUISITION AGREEMENT

(d) The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the memorandum of association and articles of association of the Company or the constitutional documents of any of its Subsidiaries, or under Cayman Companies Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Acquisition and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.04. Acquiror Stockholder Meeting. (a) Acquiror shall cause a meeting of its stockholders (“Acquiror Stockholder Meeting”) to be duly called and held on or about the date of the Company Shareholder Meeting for the purpose of voting approval of the issuance of shares of Acquiror Stock as part of the Acquisition Consideration. Subject to Section 7.05, the Board of Directors of Acquiror shall recommend approval of the issuance of shares of Acquiror Stock as part of the Acquisition Consideration by the stockholders of Acquiror. In connection with such meeting, Acquiror shall use its reasonable best efforts to (i) as promptly as reasonably practicable after the date hereof, prepare and file the Acquiror Proxy Statement with the SEC, (ii) cause the Acquiror Proxy Statement to be mailed to its stockholders as promptly as reasonably practicable after the later of (x) the SEC Sign-Off Date and (y) the date on which the Court issues the Interim Order, (iii) obtain the Acquiror Stockholder Approval and (iv) otherwise comply with all legal requirements applicable to such meeting. Notwithstanding any Acquiror Adverse Recommendation Change, unless this Agreement is terminated pursuant to, and in accordance with, Section 10.01 prior to the Acquiror Stockholder Meeting, Acquiror shall submit the issuance of Acquiror Stock in connection with the Acquisition to the stockholders of Acquiror for the purpose of obtaining the Acquiror Stockholder Approval.

Section 7.05. No Solicitation; Other Offers. (a) General Prohibitions. Neither Acquiror nor any of its Subsidiaries shall, nor shall Acquiror or any of its Subsidiaries authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquiror Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to Acquiror or any of its Subsidiaries or afford access to the business, properties, assets, books or records of Acquiror or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquiror Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to the Company the Acquiror Board Recommendation (or recommend an Acquiror Acquisition Proposal) (any of the foregoing in this clause (iii), an “Acquiror Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Acquiror or any of its Subsidiaries, or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquiror Acquisition Proposal. It is agreed that any violation of the restrictions on Acquiror and its Subsidiaries set forth in this Section by any Subsidiary or Representative of Acquiror or any of its Subsidiaries shall be a breach of this Section by Acquiror.

(b) Exceptions. Notwithstanding Section 7.04 and Section 7.05(a), at any time prior to obtaining the Acquiror Stockholder Approval:

(i) Acquiror, directly or indirectly through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any Third Party and its Representatives that, subject to Acquiror’s compliance with Section 7.05(a), has made after the date of this Agreement an Acquiror Acquisition Proposal that the Board of Directors of Acquiror determines is or could reasonably be expected to lead to an Acquiror Superior Proposal and (B) furnish to such Third Party or its Representatives non-public information relating to Acquiror or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to the Company) with such Third Party with terms no less favorable to Acquiror than those contained in the confidentiality agreement dated November 12, 2009 between Acquiror and the Company (as amended, the “Acquiror Confidentiality Agreement”);

APPENDIX C	ACQUISITION AGREEMENT

provided that (1) such confidentiality agreement may contain less restrictive provisions (including no standstill restriction), in which case the Acquiror Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision(s), and (2) all such information (to the extent that such information has not been previously provided or made available to the Company) is provided or made available to the Company, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party); and

(ii) following receipt of an Acquiror Superior Proposal, and subject to compliance with Section 7.05(d), the Board of Directors of Acquiror may make an Acquiror Adverse Recommendation Change if the Board of Directors of Acquiror determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Laws.

In addition, nothing contained herein shall prevent the Board of Directors of Acquiror from (x) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquiror Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 7.05 or (y) making any disclosure to the stockholders of Acquiror if the Board of Directors of Acquiror determines in good faith, after consultation with outside legal counsel, that the failure so to make such disclosure would be inconsistent with its obligations under Applicable Law; provided that the foregoing shall not limit or modify the effect that such action, statement or disclosure has under the terms of this Agreement.

(c) Required Notices. The Board of Directors of Acquiror shall not take any of the actions referred to in Section 7.05(b)(i) unless Acquiror shall have delivered to Acquiror a prior written notice advising the Company that it intends to take such action, and, after taking such action, Acquiror shall keep the Company reasonably informed in all material respects and on a reasonably current basis of the status and terms of any discussions and negotiations with the Third Party. In addition, Acquiror shall notify the Company promptly (but in no event later than 24 hours) after receipt by Acquiror (or any of its Representatives) of any Acquiror Acquisition Proposal. Acquiror shall provide such notice orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Acquiror Acquisition Proposal. Acquiror shall keep the Company reasonably informed in all material respects and on a reasonably current basis of the status and terms of, and any material changes or revisions to, any such Acquiror Acquisition Proposal.

(d) Additional Requirements. Further, the Board of Directors of Acquiror shall not make an Acquiror Adverse Recommendation Change in response to an Acquiror Acquisition Proposal, unless (i) such Acquiror Acquisition Proposal constitutes an Acquiror Superior Proposal and (ii) Acquiror promptly notifies the Company, in writing at least two Business Days before taking such action, of its intention to do so, attaching the most current version of the proposed agreement under which such Acquiror Superior Proposal is proposed to be consummated and the identity of the Third Party making the Acquiror Superior Proposal.

(e) Definition of Acquiror Superior Proposal. For purposes of this Agreement, “Acquiror Superior Proposal” means a written Acquiror Acquisition Proposal for at least a majority of the outstanding shares of Acquiror Stock or all or substantially all of the consolidated assets of Acquiror and its Subsidiaries on terms that the Board of Directors of Acquiror determines in good faith by a majority vote, after considering the advice of a financial advisor of internationally recognized reputation and outside legal counsel and taking into account all the terms, conditions and other relevant aspects of the Acquiror Acquisition Proposal, including availability of financing (if applicable), any break-up fees, expense reimbursement provisions and conditions and timing to consummation, are more favorable to Acquiror’s stockholders than the transactions contemplated by this Agreement.

Section 7.06. Stock Exchange Listing. Acquiror shall use its reasonable best efforts to cause the shares of Acquiror Stock to be issued as part of the Acquisition Consideration to be listed on the NYSE, subject to official notice of issuance.

APPENDIX C	ACQUISITION AGREEMENT

Section 7.07. Employee Matters. (a) For a period of 18 months after the Effective Time (the “Continuation Period”), Acquiror shall provide or cause the Company to provide to each employee of the Company or any of its Subsidiaries who continues employment with the Company or any of its Subsidiaries following the Effective Time (each, a “Company Employee”) compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits (including the value of equity compensation and equity based compensation) provided to such Company Employee by the Company and its Subsidiaries immediately prior to the Effective Time.

(b) From and after the Effective Time, Acquiror shall and shall cause the Company to honor all obligations under the Company Employee Plans in accordance with their respective terms as in effect immediately prior to the Effective Time.

(c) With respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) maintained by Acquiror or any of its Subsidiaries (other than the Company and any of its Subsidiaries) (each an “Acquiror Employee Plan”) in which any Company Employee or any dependent thereof participates after the Effective Time, such Company Employee shall receive full credit for service with the Company or any of its Subsidiaries (or predecessor employers to the extent the Company currently provides such past service credit) for purposes of eligibility to participate and vesting (but not for purposes of benefit accrual), to the same extent that such service was recognized as of the Effective Time under a comparable plan of the Company and its Subsidiaries in which such Company Employee participated; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(d) Acquiror shall waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Acquiror or any of its Subsidiaries (other than the Company and any of its Subsidiaries) in which any Company Employee or any dependent thereof participates from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company welfare benefit plan immediately prior to the Effective Time. Acquiror shall recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee or dependent participates from and after the Effective Time.

(e) The provisions contained in this Section 7.07 with respect to Company Employees are included for the sole benefit of the respective parties hereto and shall not create any right in any other person, including any employee, former employee, or any participant in any Company Employee Plan (or beneficiary of any of the foregoing), including any right to continued (or resumed) employment with Acquiror, the Company, or any of their respective Subsidiaries, nor shall the provisions of this Section 7.07 require Acquiror, the Company or any of their respective Subsidiaries to continue or amend any particular benefit plan after the consummation of the transactions contemplated by this Agreement for any Company Employee, former Company Employee or any other person.

Section 7.08. Section 16 Matters. Prior to the Effective Time, Acquiror shall take all such steps as may be required to cause any acquisitions of Acquiror Stock (including derivative securities with respect to Acquiror Stock) resulting from the transactions contemplated by this Agreement by each individual who will become subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to Acquiror to be exempt under Rule 16b-3 promulgated under the 1934 Act.

APPENDIX C	ACQUISITION AGREEMENT

ARTICLE 8

COVENANTS OF ACQUIROR AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of the Company and Acquiror shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining as promptly as practicable and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement. Each of the Company and Acquiror (A) shall consult and cooperate with the other party in connection with the preparation of any of the filings and other documents described in clause (i) of the immediately preceding sentence prior to their filing, (B) shall furnish to the other party such necessary information and reasonable assistance as the other may request in connection with its preparation of any such filing or other document, (C) shall keep the other party apprised of the status of any correspondence, filings and other communications with, and any inquiries or requests for additional information from, any Governmental Authority concerning this Agreement, the Acquisition and the other transactions contemplated by this Agreement, and provide each other (or outside counsel, as appropriate) with copies of the foregoing to the extent in writing, (D) shall not independently participate in any meeting, or engage in any substantive conversation, with any Governmental Authority concerning this Agreement, the Acquisition or the other transactions contemplated hereby without giving the other party prior notice of the meeting or conversation and, unless prohibited by any such Governmental Authority, the opportunity to attend or participate and (E) shall consult and cooperate with the other party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either party in connection with the matters described in clause (ii) of the immediately preceding sentence.

(b) In furtherance and not in limitation of the foregoing, each of Acquiror and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Without limiting the generality of Section 8.01(a), neither Acquiror nor the Company shall make any inquiries of, make any filing with, seek any approval of or take any similar action with respect to any Governmental Authority in respect of the PRC Anti-Monopoly Law in connection with the transactions contemplated by this Agreement, without the prior written consent of the other party, except (i) on a no-names basis, to the extent reasonably required by changes of Applicable Law dealing with antitrust or competition announced by, or new Applicable Law dealing with antitrust or competition adopted by, the Ministry of Commerce of the PRC, including the Anti-Monopoly Bureau of the Ministry of Commerce of the PRC or its successor (the “Anti-Monopoly Bureau”), after the date of this Agreement or (ii) to the extent that such party is expressly required to take such action by the Anti-Monopoly Bureau or the Anti-Monopoly Bureau initiates an investigation or inquiry that reasonably requires such action in response, so long as such party and its Representatives did not solicit, initiate or take any action to knowingly facilitate or encourage the imposition of such requirement, and subject in the case of each of the foregoing clauses (i) and (ii) to such party providing prior written notice to the other party that it intends to take such action.

APPENDIX C	ACQUISITION AGREEMENT

(c) Acquiror shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Debt Commitment Letter, including using commercially reasonable efforts to (i) maintain in effect the Debt Commitment Letter, (ii) negotiate definitive agreements with respect to the Financing on terms and conditions (including the “flex” provisions) contemplated by the Debt Commitment Letter and execute and deliver to the Company a copy thereof concurrently with such execution, (iii) satisfy on a timely basis all conditions applicable to Acquiror in the Debt Commitment Letter that are within its control and comply with its obligations thereunder, (iv) enforce its rights under the Debt Commitment Letter in the event of a breach by the lenders or the other Persons providing such Financing that would reasonably be expected to prevent, impede or delay the Closing, including seeking specific performance of the lenders or the other Persons providing such Financing thereunder. In the event that all conditions to the Debt Commitment Letter have been satisfied or, upon funding, will be satisfied, Acquiror shall use its commercially reasonable efforts to cause the lenders and the other Persons providing such Financing to fund on the Closing Date the Financing (including by taking enforcement action, including seeking specific performance, to cause such lenders and the other Persons providing such Financing to fund such Financing). Acquiror shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Debt Commitment Letter and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources; provided that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter that amends the Financing and/or substitution of all or any portion of the Financing (each, an “Alternative Financing”) shall not (A) expand upon the conditions precedent or contingencies to the Financing as set forth in the Debt Commitment Letter or (B) prevent, impede or delay the consummation of the Acquisition and the other transactions contemplated by this Agreement. Acquiror shall be permitted to reduce the amount of the Financing under the Debt Commitment Letter in its reasonable discretion; provided that Acquiror shall not reduce the Financing to an amount committed below the amount that is required to pay, together with other financial resources of Acquiror, including cash on hand on the Closing Date, the aggregate Acquisition Consideration pursuant to the Acquisition and to make all other necessary payments (including related fees and expenses) by Acquiror in connection with the Acquisition, including the repayment of any indebtedness required to be repaid, and the payment of all fees and expenses reasonably expected to be incurred, in connection the transactions contemplated by this Agreement (the “Required Financing Amount”), and provided further that such reduction shall not (x) expand upon the conditions precedent or contingencies to the Financing as set forth in the Debt Commitment Letter or (y) prevent or impede or delay the consummation of the Acquisition and the other transactions contemplated by this Agreement. If any portion of the Financing becomes unavailable or Acquiror becomes aware of any event or circumstance that makes any portion of the Financing unavailable, in each case, on the terms and conditions (including the “flex” provisions) contemplated in the Debt Commitment Letter and such portion is reasonably required to fund the Acquisition Consideration, Acquiror shall use its commercially reasonable efforts to arrange and obtain one or more Alternative Financings in an amount greater than or equal to the Required Financing Amount as promptly as practicable following the occurrence of such event. Acquiror shall give the Company prompt oral and written notice (but in any event not later than 48 hours after the occurrence) of any material breach by any party to the Debt Commitment Letter or of any condition not likely to be satisfied, in each case, of which Acquiror becomes aware, or any termination of the Debt Commitment Letter. Acquiror shall keep the Company reasonably informed in all material respects of the status of its efforts to arrange the Financing.

(d) The Company shall use its and shall cause its Subsidiaries to use their commercially reasonable efforts to cooperate with reasonable requests by Acquiror in its efforts to consummate the Financing or any Alternative Financing. Such commercially reasonable efforts shall include, to the extent reasonably requested by Acquiror, reasonable and customary cooperation (i) in arranging contact between the Arrangers for the Financing and the officers and directors of the Company and its Subsidiaries, (ii) in the preparation of confidential information memoranda, preliminary offering memoranda, financial information and other materials to be used in connection with obtaining such financing, including reasonable access to information regarding the business, operations,

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financial projections and prospects of the Company and its Subsidiaries to be used in the preparation of such materials, (iii) in the marketing efforts of Acquiror and its financing sources for such financing, including participation in management presentation sessions, “road shows” and sessions with rating agencies, (iv) in obtaining any consents of Third Parties necessary in connection with such financing, (v) in extinguishing existing indebtedness of the Company and its Subsidiaries and releasing Liens securing such indebtedness, in each case to take effect at the Effective Time, (vi) with respect to matters relating to pledges of collateral to take effect at the Effective Time in connection with such financing, (vii) in obtaining legal opinions and other documents and instruments relating to guarantees and other matters ancillary to such financing to be delivered in connection with such financing, (viii) in securing the cooperation of the independent accountants of the Company and its Subsidiaries, including with respect to the delivery of accountants’ comfort letters and consents of accountants for use of their reports in any materials relating to such financing, (ix) in providing the financial and other information regarding the Company and its Subsidiaries necessary for the satisfaction of the obligations and conditions set forth in the commitment letter relating to such financing within the time periods required thereby (which financial and other information shall not be required to contain any greater detail, including with respect to the time periods covered by interim financial statements, than the financial and other information contained in the Company SEC Documents) and (x) with the Arrangers’ and Acquiror’s due diligence. Notwithstanding the foregoing, until the Effective Time occurs, neither the Company nor any of its Subsidiaries shall (A) be required to pay any commitment or other similar fee, (B) have any liability or any obligation under any credit agreement or any related document or any other agreement or document related to the Financing (or any Alternative Financing) other than this Agreement or (C) be required to incur any other liability in connection with the Financing (or any Alternative Financing) unless reimbursed or reasonably satisfactorily indemnified by Acquiror. Acquiror (x) shall promptly, upon request by the Company, reimburse the Company for all reasonable documented out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company, any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 8.01(d), (y) acknowledges and agrees that the Company, its Subsidiaries and their respective Representatives shall not have any responsibility for, or incur any liability to any Person prior to the Effective Time under, the Financing (or any Alternative Financing) and (z) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (or any Alternative Financing) and any information used in connection therewith, except (A) with respect to any information provided expressly for use in connection with the arrangement of the Financing (or any Alternative Financing) by the Company or any of its Subsidiaries and (B) for any of the foregoing to the extent the same is the result of willful misconduct or bad faith of the Company, any such Subsidiary or their respective Representatives.

Section 8.02. Public Announcements. Acquiror and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party (which consent shall not be unreasonably withheld or delayed).

Section 8.03. Notices of Certain Events. Each of the Company and Acquiror shall promptly notify the other of:

(a) any material notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

APPENDIX C	ACQUISITION AGREEMENT

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Acquiror and any of its Subsidiaries, as the case may be, that if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Sections 9.02(a) and 9.02(d) not to be satisfied; and

(e) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided that the delivery of any notice pursuant to this Section 8.03 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.04. Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Acquiror and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Law and rules and policies of the NYSE to enable the de-listing by the Company of the ADSs from the NYSE and the deregistration of the Company Shares (including those represented by ADSs) under the 1934 Act as promptly as practicable after the Effective Time.

Section 8.05. No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Acquiror, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Acquiror’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Acquiror and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 8.06. Cooperation on SEC/Court Filings. (a) The Company and Acquiror shall cooperate with each other in setting mutually acceptable dates for the filing of the Acquiror Proxy Statement with the SEC (and any supplements or amendments thereto), the filing of the Cayman Court Documents with the Court, the hearings with the Court in connection with the Scheme, the Company Shareholder Meeting and the Acquiror Stockholder Meeting, so as to enable the consummation of the Scheme in the most efficient manner.

(b) Acquiror and the Company shall cooperate with one another in connection with the preparation of the Acquiror Proxy Statement. The Acquiror Proxy Statement shall, to the extent permitted by Applicable Law, be prepared as if the Acquiror Proxy Statement and the Company Proxy Statement constituted a joint proxy statement; provided that Acquiror may include in the Acquiror Proxy Statement the other proposals set forth in Section 8.06(b) of the Acquiror Disclosure Letter so long as the Acquiror Stockholder Approval is not conditional on the approval by the stockholders of Acquiror of such other proposals. The Company shall furnish all information as may be reasonably required by Acquiror in connection with the preparation, filing and distribution of the Acquiror Proxy Statement. Without limiting the generality of the foregoing, (i) the Company and its counsel shall be given a reasonable opportunity to review and comment on the Acquiror Proxy Statement, and reasonable and good faith consideration shall be given to any comments made by the Company and its counsel and (ii) Acquiror shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC with respect to the Acquiror Proxy Statement promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating in any discussions or calls with the SEC.

APPENDIX C	ACQUISITION AGREEMENT

(c) The Company and Acquiror shall cooperate with one another in connection with the preparation of the Cayman Court Documents. The Company Proxy Statement shall, to the extent permitted by Applicable Law, be prepared as if the Acquiror Proxy Statement and the Company Proxy Statement constituted a joint proxy statement; provided that the Company Proxy Statement does not need to include proposals that are included in the Acquiror Proxy Statement but are not required to be submitted for approval at the Company Shareholder Meeting. Acquiror shall furnish all information as may be reasonably required by the Company in connection with the preparation, filing and distribution of the Cayman Court Documents. Without limiting the generality of the foregoing, (i) Acquiror and its counsel shall be given a reasonable opportunity to review and comment on the Cayman Court Documents, and reasonable and good faith consideration shall be given to any comments made by Acquiror and its counsel, and (ii) the Company shall provide Acquiror and its counsel with (A) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the Court with respect to the Cayman Court Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating in any discussions or meetings with the Court.

(d) Each of Acquiror and the Company shall promptly notify the other parties if at any time before the Effective Time it becomes aware that the Acquiror Proxy Statement or any Cayman Court Document contains any misstatement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Acquiror Proxy Statement or any Cayman Court Document.

ARTICLE 9

CONDITIONS TO THE ACQUISITION

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company and Acquiror to consummate the Acquisition are subject to the satisfaction of the following conditions:

(a) the Scheme shall have been approved at the Company Shareholder Meeting by the Company Shareholder Approval;

(b) the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company and Acquiror, acting reasonably, on appeal or otherwise;

(c) the Final Order shall have been filed with the Registrar within one Business Day of the issuance of the Final Order by the Court;

(d) the Acquiror Stockholder Approval shall have been obtained in accordance with Applicable Law;

(e) no Applicable Law shall prohibit the consummation of the Acquisition;

(f) any applicable waiting period under the HSR Act relating to the Acquisition shall have expired or been terminated; and

(g) the shares of Acquiror Stock to be issued in the Acquisition shall have been approved for listing on the NYSE, subject to official notice of issuance.

APPENDIX C	ACQUISITION AGREEMENT

Section 9.02. Conditions to the Obligations of Acquiror. The obligations of Acquiror to consummate the Acquisition are subject to the satisfaction of the following further conditions:

(a)(i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (iii) the representations and warranties of the Company contained in Sections 4.01, 4.02 and 4.05 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (iv) the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein, except in the case of the representations and warranties contained in Section 4.11(a), for which such qualifiers shall not be disregarded) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), except, in the case of this clause (B) only (but not with respect to the representations and warranties contained in Section 4.11(a)), to the extent that the failure of such representations and warranties to be true has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (v) Acquiror shall have received a certificate signed by the Chief Executive Officer of the Company to the foregoing effect;

(b) there shall not be instituted and pending any litigation or proceeding (or any investigation that would reasonably be expected to result in such litigation or proceeding) by any Governmental Authority with respect to the Acquisition under the U.S. Antitrust Laws that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (disregarding clause (E) of such definition for these purposes) on the Company or Acquiror;

(c)(i) in the event that the Anti-Monopoly Bureau has notified Acquiror in writing that the approval of the Anti-Monopoly Bureau is required under the PRC Anti-Monopoly Law to consummate the Acquisition, such approval shall have been obtained and (ii) in the event that the Anti-Monopoly Bureau has notified Acquiror in writing that the Anti-Monopoly Bureau has initiated an investigation under the PRC Anti-Monopoly Law with respect to the Acquisition pursuant to Article 4 of the Regulation on the Reporting Threshold of Business Concentration promulgated by the PRC State Council on August 3, 2008 (or under any implementing rules or regulations adopted by the Ministry of Commerce of the PRC, including by the Anti-Monopoly Bureau pursuant to the PRC Anti-Monopoly Law) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (disregarding clause (E) of such definition for these purposes) on the Company or Acquiror, such investigation shall no longer be pending; and

(d) except (i) as set forth in the Company Disclosure Letter (subject to Section 11.05) or (ii) as disclosed in any Company SEC Document filed prior to the date of this Agreement (excluding any disclosures in the Company SEC Documents under the headings “Risk Factors” and “Forward-Looking Statements”), since the date of this Agreement, there shall not have been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Acquisition are subject to the satisfaction of the following further conditions:

(a)(i) Acquiror shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of Acquiror contained in Sections 5.01, 5.02 and 5.05 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters

APPENDIX C	ACQUISITION AGREEMENT

only as of another specified time, which shall be true in all material respects only as of such time) and (B) the other representations and warranties of Acquiror contained in this Agreement or in any certificate or other writing delivered by Acquiror pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein, except in the case of the representations and warranties contained in Section 5.11, for which such qualifiers shall not be disregarded) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), except, in the case of this clause (B) only (but not with respect to the representations and warranties contained in Section 5.11), to the extent the failure of such representations and warranties to be true has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror; and (iii) the Company shall have received a certificate signed by a senior executive officer of Acquiror to the foregoing effect; and

(b) except (i) as set forth in the Acquiror Disclosure Letter (subject to Section 11.05) or (ii) as disclosed in any Acquiror SEC Document filed prior to the date of this Agreement (excluding any disclosures in the Acquiror SEC Documents under the headings “Risk Factors” and “General”), since the date of this Agreement, there shall not have been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Acquisition and the Scheme may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the Shareholders or the issuance of the Interim Order or the Final Order):

(a) by mutual written agreement of the Company and Acquiror;

(b) by either the Company or Acquiror, if:

(i) the Closing shall not have occurred on or before the earlier of the Preliminary Date and January 26, 2011 (such earlier date, as may be extended pursuant to this Section 10.01(b)(i) or Section 11.13, the “End Date”); provided that if on the Preliminary Date (A) all conditions set forth in Article 9 shall have been satisfied or waived (or in the case of conditions that by their terms are to be satisfied at the time of the consummation of the Acquisition, shall be capable of being satisfied on the Preliminary Date) and (B) a Financial Market Event exists, then each of the Company and Acquiror shall have the right to extend the End Date to the date that is 30 days after the Preliminary Date, if it notifies the other party in writing on or prior to the Preliminary Date of its election to so extend the End Date (any such extension, a “Financial Market Extension”); provided, further, that if Acquiror exercises its right to make a Financial Market Extension, then the obligations of Acquiror to consummate the Acquisition shall no longer be subject to any of the conditions set forth in Section 9.02(a)(ii), 9.02(a)(iii) (to the extent relating to Section 9.02(a)(ii)) and 9.02(d); and provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose material breach of any provision of this Agreement results in the failure of the Closing to occur on or before such date;

(ii) there shall be any Applicable Law that (A) makes consummation of the Acquisition illegal or otherwise prohibited or (B) enjoins the Company or Acquiror from consummating the Acquisition and such injunction shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party that has not complied in all material respects with all of its obligations under this Agreement;

(iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholder Meeting (including any adjournment or postponement thereof); or

APPENDIX C	ACQUISITION AGREEMENT

(iv) if the Acquiror Stockholder Approval shall not have been obtained at the Acquiror Stockholder Meeting (including any adjournment or postponement thereof);

(c) by Acquiror, if:

(i) a Company Adverse Recommendation Change shall have occurred, or at any time after receipt or public announcement of a Company Acquisition Proposal, the Company’s Board of Directors shall have failed to reaffirm the Company Board Recommendation as promptly as practicable (but in any event within ten Business Days) after receipt of any written request to do so from Acquiror;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(iii) there shall have been an intentional and material breach of Section 6.02 or Section 6.03;

(d) by the Company, if:

(i) prior to the Company Shareholder Approval, the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a written agreement concerning a Company Superior Proposal; provided that concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 11.04(b)(i); and provided, further, that the Company complies with Section 6.03(d);

(ii) an Acquiror Adverse Recommendation Change shall have occurred;

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Acquiror set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(iv) there shall have been an intentional and material breach of Section 7.04 or Section 7.05.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of this Section 10.02 and Sections 11.04, 11.07, 11.08 and 11.09 shall survive any termination hereof pursuant to Section 10.01.

APPENDIX C	ACQUISITION AGREEMENT

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and shall be given,

if to Acquiror, to:

Charles River Laboratories International, Inc.

251 Ballardvale Street

Wilmington, Massachusetts 01887

Attention: David P. Johst, Corporate EVP and General Counsel

Facsimile No.: (978) 694-9504

with a copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: Michael Davis

Facsimile No.: (212) 701-5800

Davis Polk & Wardwell LLP

26/F, Twin Towers West

B12, Jian Guo Men Wai Avenue

Chao Yang District, Beijing 100022

People’s Republic of China

Attention: Howard Zhang

Facsimile No.: (86 10) 8567-5102

if to the Company, to:

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

Attention: Edward Hu, Chief Operating Officer

Facsimile No.: (86 21) 5046-3718

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attention: Faiza J. Saeed

         Sarkis Jebejian

Facsimile No.: (212) 474-3700

APPENDIX C	ACQUISITION AGREEMENT

O’Melveny & Myers LLP

37th Floor, Plaza 66, 1266 Nanjing Road West

Shanghai 200040

People’s Republic of China

Attention: Kurt J. Berney

Facsimile No.: (86 21) 2307-7300

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time. This Section 11.02 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the Company Shareholder Approval or the Acquiror Stockholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the Shareholders or the further approval of the stockholders of Acquiror, as applicable, without such approval having first been obtained under the Applicable Law; provided further that after the Interim Order has been obtained, there shall be no amendment or waiver without the Court approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fee.

(i) If this Agreement is terminated by Acquiror pursuant to Section 10.01(c)(i) or 10.01(c)(iii) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Acquiror in immediately available funds US$50,000,000 (the “Termination Fee”), in the case of a termination by Acquiror, within one Business Day after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(ii) If (A) this Agreement is terminated by Acquiror or the Company pursuant to Section 10.01(b)(i) (except in circumstances in which the Financing Reverse Termination Fee or the Specified Regulatory Condition Reverse Termination Fee is payable) or 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, a Company Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Board of Directors of the Company or its shareholders and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to a Company Acquisition Proposal or a Company Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “20%” in the definition of

APPENDIX C	ACQUISITION AGREEMENT

Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Acquiror in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

(c) Reverse Termination Fee.

(i) If this Agreement is terminated by Acquiror or the Company pursuant to Section 10.01(b)(iv), then Acquiror shall pay to the Company in immediately available funds US$25,000,000, in the case of a termination by the Company, within one Business Day after such termination and, in the case of a termination by Acquiror, immediately before and as a condition to such termination; provided that if (A) after the date of this Agreement and prior to such termination, an Acquiror Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Board of Directors of Acquiror or its stockholders and (B) within 12 months following the date of such termination, Acquiror shall have entered into a definitive agreement with respect to an Acquiror Acquisition Proposal or an Acquiror Acquisition Proposal shall have been consummated (provided that for purposes of this clause (B), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then Acquiror shall pay to the Company in immediately available funds, concurrently with the occurrence of the applicable event described in clause (B), an additional amount of US$25,000,000.

(ii) If this Agreement is terminated by the Company pursuant to Section 10.01(d)(ii) or 10.01(d)(iv), then Acquiror shall pay to the Company in immediately available funds US$50,000,000 within one Business Day after such termination.

(iii) If (A) this Agreement is terminated by Acquiror or the Company pursuant to Section 10.01(b)(i) (except in circumstances in which the Financing Reverse Termination Fee or the Specified Regulatory Condition Reverse Termination Fee is payable), (B) after the date of this Agreement and prior to such termination, an Acquiror Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Board of Directors of Acquiror or its stockholders and (C) within 12 months following the date of such termination, Acquiror shall have entered into a definitive agreement with respect to an Acquiror Acquisition Proposal or an Acquiror Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then Acquiror shall pay to the Company in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), US$50,000,000.

(iv) If (A) (w) this Agreement is terminated by Acquiror or the Company pursuant to Section 10.01(b)(i) (except in circumstances in which the Specified Regulatory Condition Reverse Termination Fee is payable), (x) a Financial Market Event exists on the End Date, (y) all conditions set forth in Article 9 shall have been satisfied or waived on the End Date (or in the case of conditions that by their terms are to be satisfied at the time of the consummation of the Acquisition, shall be capable of being satisfied on the End Date) and (z) a Financial Market Extension shall not have occurred or (B) a Financial Market Extension shall have occurred and this Agreement is terminated for any reason (any such termination under the circumstances described in this clause (B) or the foregoing clause (A), a “Specified Financing Condition Termination”), then in the case of each of the foregoing clauses (A) and (B), Acquiror shall pay to the Company in immediately available funds US$75,000,000 (the “Financing Reverse Termination Fee”), in the case of a termination by the Company, within one Business Day after such termination and, in the case of a termination by Acquiror, immediately before and as a condition to such termination. The Company agrees that in the event that the Financing Reverse Termination Fee is paid to the Company pursuant to this Section 11.04(c)(iv), notwithstanding anything in this Agreement to the contrary, the payment of such Financing Reverse Termination Fee shall be the sole and exclusive remedy of the Company and its Related Persons against Acquiror or any of its Related Persons for, and in no event shall the Company or any of its Related Persons seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (1) any loss suffered as a result of the failure of

APPENDIX C	ACQUISITION AGREEMENT

the Acquisition to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement, or (4) any claims or actions arising out of or relating to any termination or failure of or under this Agreement, in each case, with respect to a Specified Financing Condition Termination and any event related thereto, and upon payment to the Company of the Financing Reverse Termination Fee, neither Acquiror nor any of its Related Persons shall have further liability or obligation to the Company or any of its Related Persons relating to or arising out of this Agreement or the transactions contemplated hereby. For purposes of this Section, “Related Person” means, with respect to a party, any former, current or future, direct or indirect, stockholder, director, officer, employee, agent, Representative, Affiliate or assignee of such party, or any former, current or future director, officer, employee, agent, Representative, Affiliate or assignee of any of the foregoing.

(v) If (A) (x) this Agreement is terminated by Acquiror or the Company pursuant to Section 10.01(b)(i) and (y) on the End Date, all conditions set forth in Article 9 (other than the conditions set forth in Section 9.02(c)) shall have been satisfied or waived (or in the case of conditions that by their terms are to be satisfied at the time of the consummation of the Acquisition, shall be capable of being satisfied on the End Date) or (B) this Agreement is terminated by Acquiror or the Company pursuant to Section 10.01(b)(ii) solely as a result of a final and nonappealable injunction, judgment, order or decree enjoining or otherwise prohibiting the consummation of the Acquisition under the PRC Anti-Monopoly Law (any such termination under the circumstances described in this clause (B) or the foregoing clause (A), a “Specified Regulatory Condition Termination”), then Acquiror shall pay to the Company in immediately available funds US$75,000,000 (the “Specified Regulatory Condition Reverse Termination Fee”), in the case of a termination by the Company, within one Business Day after such termination and, in the case of a termination by Acquiror, immediately before and as a condition to such termination. The Company agrees that in the event that the Specified Regulatory Condition Reverse Termination Fee is paid to the Company pursuant to this Section 11.04(c)(v), notwithstanding anything in this Agreement to the contrary, the payment of such Specified Regulatory Condition Reverse Termination Fee shall be the sole and exclusive remedy of the Company and its Related Persons against Acquiror or any of its Related Persons for, and in no event shall the Company or any of its Related Persons seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (1) any loss suffered as a result of the failure of the Acquisition to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement, or (4) any claims or actions arising out of or relating to any termination or failure of or under this Agreement, in each case, with respect to a Specified Regulatory Condition Termination and any event related thereto, and upon payment to the Company of the Specified Regulatory Condition Reverse Termination Fee, neither Acquiror nor any of its Related Persons shall have further liability or obligation to the Company or any of its Related Persons relating to or arising out of this Agreement or the transactions contemplated hereby.

In no event shall Acquiror be required to pay more than one fee to the Company pursuant to this Section 11.04(c), except in accordance with the express terms of Section 11.04(c)(i).

(d) Other Costs and Expenses. The Company, on the one side, and Acquiror, on the other side, each acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, each side would not enter into this Agreement. Accordingly, if either side fails promptly to pay any amount due to the other side pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by the other side in connection with a legal action to enforce this Agreement that results in a judgment against the first side for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

APPENDIX C	ACQUISITION AGREEMENT

Section 11.05. Disclosure Letters. The parties hereto agree that any reference in a particular Section of either the Company Disclosure Letter or the Acquiror Disclosure Letter shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations, warranties or covenants is readily apparent on its face. The fact that any item of information is disclosed in the Company Disclosure Letter or the Acquiror Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement. Any information set forth in the Company Disclosure Letter or the Acquiror Disclosure Letter shall not (A) be used as a basis for interpreting the terms “material,” “Material Adverse Effect” or other similar terms in this Agreement, (B) represent a determination that such item did not arise in the ordinary course of business or was not consistent with past practice, (C) broaden the scope of any representation or warranty set forth in this Agreement or (D) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.03, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, following the Effective Time, the provisions of Sections 2.02, 2.03 and 2.06 shall be enforceable by each holder of a Company Share outstanding at the Effective Time that was transferred to Acquiror pursuant to Section 2.02.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Acquiror may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Acquiror of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Acquiror.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts of law rules of such state, other than with respect to matters to which the Cayman Companies Law mandatorily applies, with respect to which the Cayman Companies Law shall apply.

Section 11.08. Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of this Agreement or the documents referred to in this Agreement, or based on any matter arising out of or in connection with this Agreement, the documents referred to in this Agreement or the transactions contemplated by this Agreement (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought only in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have that it is not subject to such jurisdiction or that this Agreement or any such document may not be enforced in or by any such court, or to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

APPENDIX C	ACQUISITION AGREEMENT

(b) THE COMPANY HEREBY IRREVOCABLY DESIGNATES CT CORPORATION SYSTEM (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 111 EIGHTH AVENUE, NEW YORK, NY 10011, AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE COMPANY SHALL ALSO DELIVER A COPY THEREOF TO THE OTHER PERSONS PARTY HERETO IN THE MANNER PROVIDED IN SECTION 11.01 OF THIS AGREEMENT. THE COMPANY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT THE COMPANY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement, the Company Confidentiality Agreement, the Acquiror Confidentiality Agreement and the Voting Agreements constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur and that the parties would not have an adequate remedy at law if any provision of this Agreement were not performed in accordance with the terms hereof or was otherwise breached and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity, without proof of damages or otherwise (and each

APPENDIX C	ACQUISITION AGREEMENT

party hereby waives any requirement for the securing or posting of any bond in connection with such remedy). The right to specific performance shall include the right of the Company to cause Acquiror to cause the Acquisition and the transactions contemplated by the Acquisition to be consummated on the terms and subject to the conditions set forth in this Agreement. The parties hereto further agree, if any provision of this Agreement were not performed in accordance with the terms hereof or was otherwise breached, not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. If, prior to the End Date, either party brings any action to enforce specifically the performance of the terms and provisions of this Agreement by the other party, the End Date shall automatically be extended by (a) the amount of time during which such action is pending, plus 20 Business Days, or (b) such other time period established by the court presiding over such action.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

APPENDIX C	ACQUISITION AGREEMENT

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

WUXI PHARMATECH (CAYMAN) INC.

By:	/S/ GE LI
Name:	Ge Li
Title:	Chairman and Chief Executive Officer

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

By:	/S/ JAMES C. FOSTER
Name:	James C. Foster
Title:	Chairman, President & CEO

APPENDIX D	UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements give effect to the combination of Charles River and WuXi in a transaction to be accounted for as a purchase with Charles River treated as the acquiror. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Charles River as of March 27, 2010 and of WuXi as of March 31, 2010, giving effect to the Acquisition as if it occurred on March 27, 2010. The unaudited pro forma condensed combined statements of income combine the historical consolidated statements of income of Charles River for the year ended December 26, 2009 and the three months ended March 27, 2010 and of WuXi for the year ended December 31, 2009 and the three months ended March 31, 2010, giving effect to the Acquisition as if it occurred on December 28, 2008 reflecting only pro forma adjustments expected to have a continuing impact on the combined results.

These unaudited pro forma condensed combined financial statements are for informational purposes only. The pro forma financial statements are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Acquisition been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company. To produce the pro forma financial information, Charles River allocated the purchase price using its best estimates of fair value. These estimates are based on the most recently available information. To the extent there are significant changes to WuXi’s business, the assumptions and estimates herein could change significantly. Differences between these preliminary estimates and the final Acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. The unaudited pro forma combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Acquisition or the costs to combine the operations of Charles River and WuXi or the costs necessary to achieve any cost savings, operating synergies and revenue enhancements.

The unaudited pro forma condensed combined financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements, including the related notes, of Charles River and WuXi covering these periods, incorporated by reference into this proxy statement. See “Part IV—Explanatory Memorandum—Where You Can Find Additional Information,” beginning on page 72.

APPENDIX D	UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Charles River March 27, 2010	WuXi March 31, 2010	Pro Forma Adjustments	Note Reference	Pro Forma Combined
Assets
Current Assets
Cash and cash equivalents	$222,199	$74,356	$(21,094)	R	$187,465
			723,712	C
			(811,708)	A
Trade receivables, net	219,676	58,310	(45)	N	277,941
Inventories	97,578	10,576	0		108,154
Other current assets	74,288	33,616	0		107,904

Total current assets	613,741	176,858	(109,135)		681,464
Property, plant and equipment, net	848,322	183,272	3,874	O	1,035,468
Goodwill, net	504,702	23,956	(23,956)	D	1,327,810
			823,108	E
Other intangibles, net	151,830	6,111	(6,111)	D	764,080
			612,250	E
Prepaid land use rights, net		5,280	0		5,280
Deferred tax asset	14,615	10,378	(24,993)	G	0
Other assets	53,661	5,918	33,000	C	92,579

Total assets	$2,186,871	$411,773	$1,308,037		$3,906,681

Liabilities and Equity
Current liabilities
Current portion of long-term debt and capital leases	$36,343	$23,438	$(59,781)	C	$47,500
			47,500	C
Accounts payable	33,508	13,068	(45)	N	46,531
Accrued compensation	43,747	0	5,552	P	49,299
Deferred revenue	67,813	6,976	0		74,789
Accrued liabilities	49,034	11,297	(5,552)	P	54,779
Other current liabilities	16,773	12,053	0		28,826
Other current liabilities of discontinued operations	0	0	0		0

Total current liabilities	247,218	66,832	(12,326)		301,724
Long-term debt and capital leases	437,911	37,915	902,500	C	1,208,955
			(133,507)	C
			(35,864)	H
Deferred tax liability			169,278	G	169,278
Other long-term liabilities	118,054	8,877	(40,267)	G	86,664

Total liabilities	803,183	113,624	849,814		1,766,621
Commitments and contingencies					0
Shareowners’ equity					0
Preferred stock	0	0	0		0
Common stock	775	11,089	(11,089)	H	962
			187	A
Capital in excess of par value	2,046,243	323,024	(323,024)	H	2,823,522
			737,540	A
			39,739	A
Accumulated deficit	(221,111)	(53,114)	53,114	H	(242,205)
			(21,094)	R
Treasury stock	(473,422)	0	0		(473,422)
Accumulated other comprehensive income	33,276	17,150	(17,150)	H	33,276

Assets
Total shareowners’ equity	1,385,761	298,149	458,223		2,142,133
Noncontrolling interests	(2,073)	0	0		(2,073)

Total equity	1,383,688	298,149	458,223		2,140,060

Total liabilities and equity	$2,186,871	$411,773	$1,308,037		$3,906,681

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

APPENDIX D	UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Charles River Fiscal Year Ended December 26, 2009	WuXi December 31, 2009	Pro Forma Adjustments	Note Reference	Pro Forma Combined
Net sales related to products	$465,268	$0	$(1,758)	I	$463,510
Net sales related to services	737,283	270,019	0		1,007,302

Net sales	1,202,551	270,019	(1,758)		1,470,812
Costs and expenses
Cost of products sold	255,682	0	(1,758)	I	253,924
Cost of services provided	517,501	161,614	2,275	F	678,194
			(3,057)	Q
			(139)	J
Selling, general and administrative	233,995	56,276	(2,504)	B	291,720
			3,953	F
Amortization of other intangibles	28,447	0	42,600	K	71,047

Operating income (loss)	166,926	52,129	(43,128)		175,927
Other income (expense)
Interest income	1,777	1,125	0		2,902
Interest expense	(21,682)	(1,068)	(34,752)	C	(57,502)
			0
Other, net	2,086	6,776	0		8,862

Income (loss) from continuing operations, before income taxes	149,107	58,962	(77,880)		130,189
Provision for income taxes	39,725	5,530	(13,762)	L	31,493

Income (loss) from continuing operations, net of income taxes	$109,382	$53,432	$(64,118)		$98,696

Earnings (loss) per common share
Basic:
Continuing operations attributable to common shareowners	$1.70	$0.10			$1.20
Diluted:
Continuing operations attributable to common shareowners	$1.69	$0.09			$1.15
Weighted-average shares outstanding
Basic	65,366,319	543,891,797	18,552,461	M	83,918,780
			(543,891,797)	M
Diluted	65,635,895	589,237,676	21,793,090	M	87,428,985
			(589,237,676)	M

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

APPENDIX D	UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Charles River Three Months Ended March 27, 2010	WuXi March 31, 2010	Pro Forma Adjustments	Note Reference	Pro Forma Combined
Net sales related to products	$121,051	$0	$(463)	I	$120,588
Net sales related to services	176,294	80,602	0		256,896

Net sales	297,345	80,602	(463)		377,484
Costs and expenses
Cost of products sold	63,723	0	(463)	I	63,260
Cost of services provided	133,705	50,184	1,256	F	184,346
			(35)	J
			(764)	Q
Selling, general and administrative	63,241	12,983	(104)	B	77,905
			1,785	F
Amortization of other intangibles	7,174	0	13,100	K	20,274

Operating income (loss)	29,502	17,435	(15,238)		31,699
Other income (expense)
Interest income	397	198	0		595
Interest expense	(6,007)	(100)	(7,992)	C	(14,099)
Other, net	(411)	183	0		(228)

Income (loss) from continuing operations, before income taxes	23,481	17,716	(23,230)		17,967
Provision for income taxes	6,481	2,199	(4,130)	L	4,550

Income (loss) from continuing operations, net of income taxes	$17,000	$15,517	$(19,100)		$13,417

Earnings (loss) per common share
Basic:	$0.27	$0.03			$0.16
Diluted:	$0.26	$0.03			$0.16
Weighted-average shares outstanding
Basic	65,124,451	552,600,200	18,552,461	M	83,676,912
			(552,600,200)	M
Diluted	65,824,662	593,844,208	22,287,091	M	88,111,753
			(593,844,208)	M

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements

APPENDIX D	UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. On April 26, 2010, Charles River and WuXi signed the Acquisition Agreement under which Charles River will acquire WuXi in a transaction to be accounted for as a purchase under accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the assets and liabilities of WuXi will be recorded at their fair values as of the Acquisition date and added to those of Charles River. The reported financial condition and results of operations of Charles River after completion of the Acquisition will reflect these values, but will not be restated retroactively to reflect historical financial position or results of operations at WuXi. At the closing of the Acquisition, each holder of WuXi ordinary shares will be entitled to receive a combination of $1.40625 in cash, without interest, and a number of shares of Charles River common stock equal to $1.25 divided by the weighted average closing price of Charles River common stock on the NYSE for the 20 trading days ending on the second business day prior to closing (but in no event more than 0.0336 nor less than 0.0290 shares of Charles River common stock) for each outstanding WuXi ordinary share, subject to the payment by Charles River of cash in lieu of any fractional share of Charles River common stock. In addition, each WuXi stock option, whether or not exercisable or vested, will be converted into an option to purchase Charles River common stock on the same terms and conditions in effect at the closing and each unvested and outstanding WuXi restricted share unit will be converted into a restricted share unit with respect to Charles River common stock on the same terms and conditions in effect at the closing. The number of shares of Charles River common stock subject to each such replacement stock option or restricted share unit will be determined by multiplying the number of WuXi ordinary shares subject to such stock option or restricted share unit by the equity award exchange ratio and rounding down to the nearest whole number of shares. The “equity award exchange ratio” is determined by dividing (i) the sum of (x) $1.40625 and (y) the product of the exchange ratio for the stock portion of the Scheme Consideration and the closing price of Charles River common stock on the last trading day before closing by (ii) the closing price of Charles River common stock on the last trading day before closing. The Acquisition is subject to customary closing conditions, including regulatory approvals, as well as approval by Charles River and WuXi shareholders.

A preliminary estimate of the purchase price is as follows (amount in thousands):

Fair value of Charles River shares issued	$737,727
Cash consideration	811,708
Estimated fair value of Charles River stock options exchanged for WuXi stock options	39,739

Estimated purchase price	$1,589,174

The fair value of the Charles River shares used in determining the purchase price was $39.436 per share based on the average of the closing price of Charles River common stock for the period two business days before through two business days after March 27, 2010, the deemed effective date of the Acquisition for purposes of preparing the unaudited pro forma condensed combined balance sheet. The fair value of the Charles River stock options issued was determined using the Black-Scholes option pricing model with the following assumptions: stock price of $39.436; volatility of 38 percent; risk-free interest rate of 2.9 percent; and an expected life of 50 percent of the remaining contractual period. The actual fair value of the Charles River shares and stock options to be used for purchase accounting purposes will be recalculated as of the closing date and, as such, the purchase price may be subject to adjustment.

APPENDIX D	UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

2. The estimated purchase price has been allocated to the acquired tangible and intangible assets and liabilities based on their estimated fair values as of March 27, 2010 (amount in thousands):

Current assets	$176,858
Property, plant and equipment, net	187,146
Prepaid land use rights	5,280
Other assets	5,918
Goodwill and other intangible assets acquired	1,435,358
Current liabilities	(68,883)
Other long-term liabilities	(8,877)
Deferred tax liabilities	(143,626)

Total	$1,589,174

The allocation of the purchase price is preliminary. The final determination of the purchase price allocation will be based on the fair values of assets acquired, including the fair values of property, plant and equipment, customer contracts and relationships, and trademarks and the fair values of liabilities assumed as of the date that the Acquisition is consummated. The excess of the purchase price over the fair value of assets and liabilities acquired is allocated to goodwill which is not amortized. The goodwill is not deductible for tax purposes. The purchase price allocation will remain preliminary until Charles River completes a third-party valuation of significant identifiable intangible assets and property, plant and equipment acquired and determines the fair values of other assets and liabilities acquired. The final determination of the purchase price allocation is expected to be completed as soon as practicable after consummation of the Acquisition. The final amounts allocated to assets and liabilities acquired could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

The amount allocated to acquired goodwill and other identifiable intangible assets has been attributed to the following categories based on preliminary valuation (amount in thousands).

Customer contracts and relationships	$608,250
Trademarks	4,000
Goodwill	823,108

Total	$1,435,358

These identifiable intangible assets will be amortized over their estimated useful lives ranging from 5 to 15 years in proportion to the anticipated economic benefits attributable to them.

3. The following explains the pro forma adjustments made in the accompanying unaudited pro forma condensed balance sheet as of March 27, 2010 and the unaudited combined statements of income for the year ended December 26, 2009 and the three months ended March 27, 2010.

(A)	To record the value of the Charles River common stock and stock options issued and cash purchase price paid in connection with the Acquisition. Cash paid in lieu of fractional shares will be paid from existing cash balances which has not been reflected.

(B)	To eliminate transaction costs incurred by Charles River and WuXi reflected in the income statements.

(C)

To eliminate the existing term loan and revolving credit facilities of Charles River and convertible notes of WuXi as well as the elimination of the related deferred financing costs and historical interest expense. Additionally, to reflect the new term loan and revolving credit facilities and related estimated

APPENDIX D	UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

deferred financing cost of $33 million to be obtained by Charles River to finance the Acquisition. Incremental interest expense from the additional credit facilities is reflected in the pro forma statements of income using an estimated annual interest rate of LIBOR plus 2.75 percent. The related deferred financing cost is amortized on a straight line basis over five years. Our pro forma interest was calculated using an interest rate of 3.17% on additional financing under the new term loan and revolving credit facilities. Our potential additional interest expense over one year that would result from a hypothetical, instantaneous and unfavorable change of 0.125% in the interest rate would be approximately $1.6 million on a pre-tax basis.

(D)	To eliminate existing WuXi goodwill and other intangible assets as of March 27, 2010.

(E)	To record the estimated fair values of acquired identifiable intangible assets and goodwill arising from the Acquisition.

(F)	To record the deferred stock-based compensation related to unvested WuXi employee stock options that will be converted into Charles River stock options. The fair value was measured using the per share value of the Charles River shares issued in the Acquisition and the exercise price of the assumed WuXi stock options after giving consideration to the exchange of the WuXi stock options for Charles River stock options.

(G)	To record the deferred tax liabilities resulting from book-tax basis differences attributable to the fair value adjustments and to reclassify certain Charles River and WuXi deferred tax assets and liabilities.

(H)	To eliminate WuXi historical shareholders’ equity accounts and WuXi convertible notes.

(I)	To eliminate net sales from Charles River to WuXi under existing business relationships which, upon completion of the Acquisition, would be considered intercompany transactions.

(J)	To record the estimated adjustment in depreciation expense resulting from the step-up in carrying value of WuXi property, plant and equipment. The depreciation expense is reflected on a straight line basis over the estimated average useful life.

(K)	To reflect the amortization expense relating to the acquired identifiable intangible assets.

(L)	To reflect the tax effect of the pro forma adjustments, including the amortization of acquired identifiable intangible assets, additional stock-based compensation, additional interest expense for the term loans borrowed to fund the Acquisition as well as the impact of a higher effective tax rate due to the loss of certain tax benefits currently being realized by WuXi.

(M)	To eliminate WuXi weighted average shares outstanding and to reflect the issuance of Charles River shares in the Acquisition and the dilutive effect of the issuance of Charles River stock options in exchange for WuXi stock options.

(N)	To eliminate outstanding receivable payable amounts between Charles River and WuXi which arose from sale/purchase of products and services and which will become intercompany receivable/payable balances subsequent to the completion of the Acquisition.

(O)	To record the estimated step-up in carrying value of WuXi property, plant and equipment from book value to fair value.

(P)	To reclassify WuXi accrued compensation to conform with Charles River classification.

(Q)	To eliminate WuXi historical amortization related to the acquired identifiable intangible assets.

(R)	To record estimated Charles River transaction cost.

APPENDIX D	UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The statements contained in this section may be deemed to be “forward-looking statements.” Forward-looking statements are statements that are not historical facts. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River and WuXi and involve a number of risks and uncertainties, including the risks described in this Scheme Document under “Appendix E—Risk Factors” and other risks described in the SEC reports filed by Charles River and WuXi, that could cause actual results to differ materially from those stated or implied by the forward-looking statements. WuXi does not undertake any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties which may affect such forward-looking statements, see “Important Notices—Cautionary Statement Concerning Forward-Looking Statements.”

APPENDIX E	RISK FACTORS

RISK FACTORS

In addition to the other information included in this Scheme Document, including the matters addressed in “Important Notices—Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in determining how to vote at the Scheme Meeting. In addition, you should read and consider the risk factors associated with each of the businesses of WuXi and Charles River because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 3.D, “Key Information—Risk Factors” of WuXi’s Annual Report on Form 20-F for the year ended December 31, 2009, Part I, Item 1A, “Risk Factors” of Charles River’s Annual Report on Form 10-K for the year ended December 26, 2009 and Part II, Item 1A, “Risk Factors” of Charles River’s Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2010, each of which is on file with the SEC, and each of which is incorporated by reference into this Scheme Document. See “Part IV—Explanatory Memorandum—Where You Can Find Additional Information” beginning on page 72 of this Scheme Document.

Risks Related to the Acquisition

The WuXi shareholders cannot be certain of the number or the value of the shares of Charles River common stock to be issued upon completion of the Acquisition.

Upon completion of the Acquisition, each WuXi shareholder will have the right to receive, for each WuXi ordinary share held by such shareholder, a combination of $1.40625 in cash, without interest, and a number of shares of Charles River common stock based on an exchange ratio to be determined at the closing of the Acquisition. This exchange ratio will be determined by dividing $1.25 by the weighted average closing price of Charles River common stock on the NYSE for the 20 trading days ending on the second business day prior to closing, which is referred to as the Charles River Average Price. However, if the Charles River Average Price is equal to or greater than $43.10, then the exchange ratio will be fixed at 0.0290 of a share of Charles River common stock for each WuXi ordinary share, and if the Charles River Average Price is equal to or less than $37.20, then the exchange ratio will be fixed at 0.0336 of a share of Charles River common stock for each WuXi ordinary share. This fixed ceiling and floor on the Charles River Average Price is what we refer to as the exchange ratio collar.

The number and the value of shares of Charles River common stock that each WuXi shareholder will be entitled to receive upon the completion of the Acquisition will depend on the Charles River Average Price, which could vary significantly from the market price of Charles River common stock on the date of the announcement of the Acquisition Agreement, the date of this Scheme Document or the date of the Scheme Meeting. Fluctuations of the Charles River Average Price within the exchange ratio collar will affect the number of shares of Charles River common stock that the WuXi shareholders will receive upon completion of the Acquisition, and fluctuations of the Charles River Average Price above or below the exchange ratio collar will affect the value of the shares of Charles River common stock that the WuXi shareholders will receive upon completion of the Acquisition. Accordingly, at the time of the Scheme Meeting, you will not know or be able to determine the number or the value of the shares of Charles River common stock you will receive upon the completion of the Acquisition. Such fluctuations of the Charles River Average Price may be the result of changes in the business, operations or prospects of Charles River or WuXi, market assessments of the likelihood that the Acquisition will be completed, the timing of the completion of the Acquisition, regulatory considerations, general market and economic conditions and other factors. In addition to the respective shareholder approvals of Charles River and WuXi, completion of the Acquisition is subject to the expiration or termination of any applicable waiting period under the HSR Act, obtaining certain orders of the Grand Court sanctioning the Scheme and other customary conditions. The WuXi shareholders are urged to obtain current market quotations for shares of Charles River common stock and WuXi ordinary shares. See “Part III—Summary—Comparative Market Price Information” beginning on page 22 for additional information on the market value of shares of Charles River common stock and WuXi ordinary shares.

APPENDIX E	RISK FACTORS

The market price for shares of Charles River common stock may be affected by factors different from those affecting the market price for WuXi ordinary shares.

Upon completion of the Acquisition, holders of WuXi ordinary shares will become holders of Charles River common stock. Charles River’s business differs from that of WuXi, and accordingly the results of operations of the combined company will be affected by factors different from those currently affecting the results of operations of WuXi. For a discussion of the businesses of Charles River and WuXi and of certain factors to consider in connection with those businesses, see “Part IV—Explanatory Memorandum—Information on the Companies” beginning on page 23 of this Scheme Document, as well as the documents incorporated by reference in this Scheme Document and referred to under “Part IV—Explanatory Memorandum—Where You Can Find Additional Information” beginning on page 72 of this Scheme Document. See “Part III—Summary—Comparative Market Price Information” beginning on page 22 for additional information on the market values of Charles River common stock and WuXi ordinary shares.

The shares of Charles River common stock to be received by the WuXi shareholders as a result of the Acquisition will have different rights from WuXi ordinary shares.

Following completion of the Acquisition, the WuXi shareholders will no longer be shareholders of WuXi, a Cayman Islands company, but will instead be shareholders of Charles River, a Delaware corporation. There will be important differences between your current rights as a WuXi shareholder and the rights to which you will be entitled as a Charles River shareholder. See “Appendix G—Description of Capital Shares and Comparison of Rights” for a discussion of the different rights associated with WuXi ordinary shares and Charles River common stock.

WuXi and Charles River may experience difficulties in integrating their businesses, which could cause the combined company to fail to realize many of the anticipated potential benefits of the Acquisition.

We have entered into an agreement to be acquired by Charles River because we believe that the Acquisition is in the best interests of WuXi. Achieving the anticipated benefits of the Acquisition will depend in part upon whether Charles River can integrate WuXi in an efficient and effective manner. Charles River may not be able to accomplish this integration process smoothly or successfully. It is possible that the integration process could result in the loss of key Charles River and WuXi employees, the disruption of each company’s ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-closing integration process that takes longer than originally anticipated. Issues that must be addressed in integrating WuXi into Charles River include, among other things:

•	coordinating geographically separated organizations;

•	addressing possible differences in corporate cultures and management philosophies;

•	successfully integrating WuXi’s operations or adapting to the addition of lines of business in which Charles River has not historically engaged;

•	combining the companies’ sales, marketing, data and operations functions;

•	integrating the companies’ technologies, products and services;

•	identifying and eliminating redundant and underperforming operations and assets;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	consolidating the companies’ corporate, administrative and information technology infrastructures;

•	coordinating sales, distribution and marketing efforts;

APPENDIX E	RISK FACTORS

•	managing the movement of certain positions to different locations, possibly including moving certain positions from the U.S. to China and vice versa;

•	maintaining existing agreements with customers and suppliers and avoiding delays in entering into new agreements with prospective customers and suppliers; and

•	consolidating offices of Charles River and WuXi that are currently in the same locale.

In addition, at times, the attention of certain members of each company’s management and resources may be focused on the completion of the Acquisition and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

If Charles River is not able to successfully combine the businesses of Charles River and WuXi within the anticipated time frame, or at all, the anticipated benefits and cost savings of the Acquisition may not be realized fully or at all or may take longer to realize than expected, the combined business may not perform as expected and the value of Charles River common stock may be adversely affected.

The combined company will depend on its senior management team and other key employees, and the loss of any member of the team could adversely affect the combined company’s business.

The success of the combined company after the Acquisition will depend in part upon the ability of Charles River and WuXi to retain senior management and other key employees of both companies. Competition for qualified personnel can be very intense. In addition, senior management and key employees may depart because of issues relating to the uncertainty or difficulty associated with the integration of the companies or a desire not to remain with the combined company. Accordingly, no assurance can be given that Charles River or WuXi will be able to retain senior management and key employees to the same extent that they have been able to do so in the past. Employee retention may be particularly challenging during the pendency of the Acquisition, as employees of Charles River and WuXi may experience uncertainty about their future roles within the combined business. Additionally, WuXi’s officers and employees may own WuXi ordinary shares and/or have vested equity awards and, if the Acquisition is completed (and in the case of vested options, if such vested options are exercised prior to completion of the Acquisition), may therefore be entitled to the Scheme Consideration, the payment of which could provide sufficient financial incentive for certain officers and employees to no longer pursue employment with the combined company post-closing.

Charles River may not be able to obtain the financing needed for the Acquisition on favorable terms.

Charles River has received the commitments of certain lenders to provide financing of up to $1.2 billion in the aggregate in connection with the Acquisition. However, the lenders that provided the commitments have the right to decide not to actually fund the loan if, among other reasons, there is any event, occurrence, development or state of circumstances or facts (subject to certain specified exceptions) that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, business, assets or results of operations of Charles River, WuXi and their respective subsidiaries, taken as a whole. If such an event, occurrence, development or state of circumstances or facts does occur, Charles River may be forced to obtain an alternate source of financing, which may be more expensive for Charles River, may have an adverse impact on the combined company’s capital structure, or may be unavailable on terms favorable to Charles River. For a more detailed discussion of the commitments, see “Part IV—Explanatory Memorandum—Acquisition Financing by Charles River.”

Under the Acquisition Agreement, if, on the date that the Acquisition otherwise would have closed, Charles River is unable to obtain the financing or a substitution of all or any portion of the financing that has terms that are commercially reasonable in the aggregate, there is a nationwide unavailability of acquisition financing (which

APPENDIX E	RISK FACTORS

is not limited to the financing of the Acquisition contemplated by the Acquisition Agreement), Charles River has complied in all material respects with its obligations to use commercially reasonable efforts to obtain financing for the Acquisition and to use its reasonable best efforts to consummate the Acquisition, either party may terminate the Acquisition Agreement, subject to each party’s right to extend the closing date by 30 days. If the Acquisition Agreement terminates under these circumstances, or either party exercises its right to extend the closing date and the Acquisition Agreement is terminated under any circumstances, Charles River will be required to pay WuXi a reverse break-up fee of $75 million. See “Part IV—Explanatory Memorandum—The Acquisition Agreement—Termination,” and “Part IV—Explanatory Memorandum—The Acquisition Agreement—Termination Fees” beginning on pages 58 and 59 of this Scheme Document, respectively.

The combined company will have a level of debt that could adversely affect its business and growth prospects.

Upon completion of the Acquisition, the combined company will have incurred Acquisition debt financing of up to $1.2 billion, which will replace the existing senior secured credit facilities of WuXi of $36.5 million and Charles River of $190.4 million outstanding as of the end of their respective 2009 fiscal years. Covenants to which Charles River has agreed or may agree in connection with the Acquisition debt financing, and the combined company’s substantial increased indebtedness and higher debt-to-equity ratio following completion of the Acquisition in comparison to its recent historical basis, will have the effect, among other things, of reducing the combined company’s flexibility to respond to changing business and economic conditions and increasing borrowing costs. In addition, the amount of cash required to service these increased indebtedness levels and the resulting demands on the combined company’s cash resources will be significantly greater than the percentages of cash flows required to service indebtedness prior to the Acquisition. The increased levels of indebtedness could also reduce funds available for capital expenditures and other activities, and may create competitive disadvantages for the combined company relative to other companies with lower debt levels. Charles River’s and WuXi’s business relationships, including client relationships, may be subject to disruption due to uncertainty associated with the Acquisition. The adverse effect of such disruptions could be exacerbated by a delay in the completion of the Acquisition or termination of the Acquisition Agreement.

Impairment of goodwill arising from the Acquisition may adversely impact future results of operations.

The combination of Charles River and WuXi will be accounted for as a purchase by Charles River under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of WuXi, including identifiable intangible assets, will be recorded at their respective fair values as of the date the combination is completed. The excess of the purchase price over the fair value of acquired net assets and liabilities will be recorded as goodwill. As a result of the combination, Charles River expects to record $823.1 million of additional goodwill and $612.3 million of other intangible assets, which are material to the combined company. The goodwill will not be amortized, but will be reviewed for impairment by Charles River at least annually. If the future growth and operating results of the acquired businesses are not as strong as anticipated, goodwill may be impaired. To the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Such an impairment charge could materially and adversely affect the operating results and financial condition of the combined company.

In order to complete the Acquisition, Charles River and WuXi must obtain certain governmental approvals, and if such approvals are not granted or are granted with conditions that become applicable to the parties, the completion of the Acquisition may be jeopardized or the anticipated benefits of the Acquisition could be reduced.

Completion of the Acquisition is conditioned upon the expiration or termination of the applicable waiting period relating to the Acquisition under the HSR Act, obtaining certain orders of the Grand Court sanctioning the Scheme and, if necessary, the approval of the Chinese antitrust authorities. Although Charles River and WuXi

APPENDIX E	RISK FACTORS

have agreed in the Acquisition Agreement to use their reasonable best efforts to obtain any requisite governmental or third party approvals, there can be no assurance that these approvals will be obtained in a timely fashion, or at all. In addition, the governmental authorities from which these approvals are required have broad discretion in administering the governing regulations. As a condition to approval of the Acquisition, these governmental authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the combined company’s business after the completion of the Acquisition. If either Charles River or WuXi becomes subject to any term, condition, obligation or restriction, the imposition of such term, condition, obligation or restriction could adversely affect the ability to integrate WuXi’s operations into Charles River’s operations, reduce the anticipated benefits of the Acquisition or otherwise adversely affect the combined company’s business and results of operations after the completion of the Acquisition. See “Part IV—Explanatory Memorandum—Regulatory Matters” beginning on page 70 of this Scheme Document.

Failure to complete the Acquisition could negatively impact the stock price and the future business and financial results of WuXi.

If the Acquisition is not completed, WuXi’s ongoing business may be adversely affected and would be subject to a number of risks, including the following:

•	WuXi may experience negative reactions from the financial markets and from WuXi’s customers and employees;

•

WuXi may be required to pay Charles River a termination fee of $50 million if the Acquisition Agreement is terminated under certain circumstances (see “Part IV—Explanatory Memorandum—The Acquisition Agreement—Termination Fees” beginning on page 59 of this Scheme Document);

•	WuXi will be required to pay certain costs relating to the Acquisition, whether or not the Acquisition is completed;

•

the Acquisition Agreement places certain restrictions on the conduct of WuXi’s business prior to the completion of the Acquisition or the termination of the Acquisition Agreement; such restrictions, the waiver of which is subject to the consent of Charles River, may prevent WuXi from making certain acquisitions, investments, capital expenditures or asset sales, entering into certain material contracts, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Acquisition (see “The Acquisition Agreement—Principal Covenants—Interim Operations of WuXi and Charles River” beginning on page 50 of this Scheme Document for a description of the restrictive covenants applicable to WuXi); and

•

matters relating to the Acquisition (including integration planning) will require substantial commitments of time and resources by WuXi’s management which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to WuXi.

There can be no assurance that the risks described above will not materialize, and if any of them do, they may adversely affect WuXi’s business, financial results and stock price. In addition, WuXi could be subject to litigation related to any failure to complete the Acquisition or related to any enforcement proceeding commenced against WuXi to perform its obligations under the Acquisition Agreement. If the Acquisition is not completed, these risks may materialize and may adversely affect WuXi’s business, financial results and stock price.

Charles River will incur significant transaction-related costs in connection with the Acquisition.

Charles River expects to incur a number of non-recurring costs associated with combining the operations of the two companies. The substantial majority of non-recurring expenses resulting from the Acquisition will be comprised of transaction costs related to the Acquisition, facilities and systems consolidation costs and employment-related costs. Charles River will also incur transaction fees and costs related to formulating and

APPENDIX E	RISK FACTORS

implementing integration plans. Charles River continues to assess the magnitude of these costs and additional unanticipated costs may be incurred in the integration of the two companies’ businesses.

The Acquisition may not be accretive, and may be dilutive, to Charles River’s publicly reported non-GAAP earnings per share, which may negatively affect the market price of the Charles River common stock to be received by the WuXi shareholders.

Charles River currently anticipates that the Acquisition will be neutral to slightly accretive to publicly reported non-GAAP earnings per share during the first full calendar year after the Acquisition, and accretive in subsequent years. This expectation is based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay the accretion that is currently expected or could result in dilution, including adverse changes in market conditions, additional transaction and integration related costs and other factors such as the failure to realize all of the benefits anticipated in the Acquisition. Any dilution of, or decrease or delay of any accretion to, Charles River’s publicly reported non-GAAP earnings per share could cause the price of Charles River’s common stock to decline.

Risks Related to WuXi and Charles River

WuXi and Charles River are, and following completion of the Acquisition, WuXi and Charles River will continue to be, subject to the risks described in Part I, Item 3.D, “Key Information—Risk Factors” of WuXi’s Annual Report on Form 20-F for the year ended December 31, 2009, Part I, Item 1A, “Risk Factors” of Charles River’s Annual Report on Form 10-K for the year ended December 26, 2009 and Part II, Item 1A, “Risk Factors” of Charles River’s Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2010, each of which is on file with the SEC, and each of which is incorporated by reference into this Scheme Document. See “Part IV—Explanatory Memorandum—Where You Can Find Additional Information” beginning on page 72 of this Scheme Document.

APPENDIX F	STOCK BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

STOCK BENEFICIAL OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and related footnotes set forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of WuXi ordinary shares as of June 14, 2010 for:

•	each of WuXi’s directors and executive officers; and

•	each person known to WuXi to own beneficially more than 5% of WuXi’s ordinary shares.

Name	Shares beneficially owned as of June 14, 2010**
	Number	Percent
Directors and Executive Officers
Ge Li(1)	21,052,410	3.78%
Xiaozhong Liu(2)	8,286,631	1.49
Zhaohui Zhang(3)	11,526,520	2.07
Edward Hu	*	*
Shuhui Chen	*	*
Suhan Tang	*	*
Hao Zhou	*	*
Yifeng Shi	*	*
Kian-Wee Seah	—	—
Cuong Viet Do	*	*
Xuesong (Jeff) Leng	—	—
Ying Han	*	*
Ning Zhao(4)	16,956,965	3.05
Stewart Hen	—	—
Principal Shareholders
FMR LLC(5)	64,626,784	11.62
Investment entities affiliated with General Atlantic LLC(6)	48,968,402	8.81
Investment entities affiliated with Warburg Pincus LLC(7)	37,238,712	6.70
Investment entities affiliated with Martin Currie Inc.(8)	30,363,120	5.46

*	Upon exercise of all options granted, the individual or the entity would beneficially own less than 1% of WuXi’s outstanding ordinary shares.
**	Unless otherwise indicated.

Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities. Except as indicated in the table above and subject to applicable community-property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

APPENDIX F	STOCK BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying unexercised options held by such person. The percentage of beneficial ownership of each listed person is based on 555,959,270 ordinary shares outstanding as of June 14, 2010, as well as, where applicable, ordinary shares underlying stock options or restricted share units exercisable within 60 days. The calculation does not include up to an aggregate of 22,771,002 ordinary shares reserved for issuance pursuant to outstanding convertible notes issued on February 9, 2007, and 17,564,906 shares reserved for issuance in connection ordinary shares held by the depositary and reserved for issuance upon the exercise of WuXi stock option or restricted share unit awards.

(1)

Includes (i) 320,000 ordinary shares issuable upon exercise of options within 60 days of June 14, 2010; (ii) 941,339 ordinary shares issuable upon exercise of restricted share units within 60 days of June 14, 2010; (iii) 4 ordinary shares and 1,231,582 ADSs representing 9,852,656 ordinary shares held directly by Dr. Li; and (iv) 9,179,291 ordinary shares and 94,890 ADSs representing 759,120 ordinary shares held by J.P. Morgan Trust Company of Delaware as Trustee of NGM Family 2006 Irrevocable Trust, or Family Trust, for which Dr. Li is the investment advisor and exercises dispositive and voting power. The Family Trust is an irrevocable trust constituted under the laws of Delaware. The business address for Dr. Li is 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

(2)

Includes (i) 157,067 ordinary shares issuable upon exercise of restricted share units within 60 days of June 14, 2010; and (ii) 5,927,748 ordinary shares and 275,227 ADSs representing 2,201,816 ordinary shares held by I-Invest World Ltd., a British Virgin Islands company, which is wholly owned and controlled by Heng Yu Ltd., a Bahamian company. Heng Yu Ltd. is in turn wholly owned by Credit Suisse Trust Ltd. as Trustee of the Heng Yu Foundation, which is an irrevocable trust constituted under the laws of Singapore, with Mr. Liu as the settlor and Mr. Liu’s family members as the beneficiaries. Mr. Liu is the investment manager of the trust. The business address of I-Invest World Ltd. is c/o Portcullis TrustNet (BVI) Ltd., Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(3)

Includes (i) 50,400 ordinary shares issuable upon exercise of restricted share units within 60 days of June 14, 2010 and (ii) 10,747,320 ordinary shares and 91,100 ADSs representing 728,800 ordinary shares held by i-growth Ltd., a British Virgin Islands company, which is wholly owned and controlled by Tri-Z Lynn Ltd., a Bahamian company. Tri-Z Lynn Ltd. is in turn wholly owned by Credit Suisse Trust Ltd. as Trustee of the 3ZLynn Foundation, which is an irrevocable trust constituted under the laws of Singapore, with Mr. Zhang as the settlor and Mr. Zhang’s family members as the beneficiaries. Mr. Zhang is the investment manager of the trust. The business address of i-growth Ltd. is c/o Portcullis TrustNet (BVI) Limited, Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(4)

Includes (i) 24,000 ordinary shares issuable upon exercise of restricted share units within 60 days of June 14, 2010; (ii) 3 ordinary shares and 1,255,331 ADSs representing 10,042,648 ordinary shares held directly by Ning Zhao; and (iii) 3,685,914 ordinary shares and 400,550 ADSs representing 3,204,400 ordinary shares held by J.P. Morgan Trust Company of Delaware as Trustee of the Li Children’s 2007 Irrevocable Trust, or Children’s Trust, for which Ning Zhao is the investment advisor and exercises dispositive and voting power. The Children’s Trust is an irrevocable trust constituted under the laws of Delaware. The business address for Ning Zhao is 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China.

(5)

Represents shares that may be deemed beneficially owned by FMR LLC and its wholly owned subsidiaries Fidelity Management and Research Corporation, an investment adviser registered under the Investment Company Act of 1940; Pyramis Global Advisors, LLC, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and various investment funds, including FIL Limited. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109. The

APPENDIX F	STOCK BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

number of shares beneficially owned by FMR LLC and the previous information provided in this footnote is based on a Schedule 13G/A filed with the SEC by FMR LLC on June 3, 2010.

(6)

Includes (i) 17,215,186 ordinary shares held by, and 14,963,576 ordinary shares issuable upon conversion of convertible notes owned by, General Atlantic Partners (Bermuda), L.P.; (ii) 6,549,350 ordinary shares held by, and 5,692,751 ordinary shares issuable upon convertible notes owned by GAP-W International, LP; (iii) 392,958 ordinary shares held by, and 341,565 ordinary shares issuable upon convertible notes owned by, GapStar, LLC; (iv) 1,567,848 ordinary shares held by, and 1,362,799 ordinary shares issuable upon convertible notes owned by, GAP Coinvestments III, LLC; (v) 367,008 ordinary shares held by, and 318,999 ordinary shares issuable upon convertible notes owned by, GAP Coinvestments IV, LLC; (vi) 32,750 ordinary shares held by, and 28,464 ordinary shares issuable upon convertible notes owned by, GAP Coinvestments CDA, L.P.; and (vii) 72,300 ordinary shares held by, and 62,848 ordinary shares issuable upon convertible notes owned by, GAPCO GmbH & Co. KG. General Atlantic Partners (Bermuda), L.P. is a Bermuda limited partnership, GAP-W International, LP is a Bermuda limited partnership, GapStar, LLC is a Delaware limited liability company, GAP Coinvestments III, LLC is a Delaware limited liability company, GAP Coinvestments IV, LLC is a Delaware limited liability company, GAP Coinvestments CDA, L.P. is a Delaware limited partnership and GAPCO GmbH & Co. KG is a German limited partnership. These investment entities purchased an aggregate of $35 million of convertible notes from us on February 9, 2007, which are convertible into 22,771,002 of our ordinary shares and are reflected in the number of shares beneficially owned. General Atlantic GenPar (Bermuda), L.P. is the general partner of General Atlantic Partners (Bermuda), L.P. and GAP-W International, LP. GAP (Bermuda) Limited is the general partner of General Atlantic GenPar (Bermuda), L.P. General Atlantic LLC is the general partner of GAP Coinvestments CDA, L.P. GAPCO Management GmbH is the general partner of GAPCO GmbH & Co. KG. There are 25 Managing Directors of General Atlantic LLC. The managing members of GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC are Managing Directors of General Atlantic LLC. The members of GapStar, LLC are certain Managing Directors of General Atlantic LLC. The Managing Directors of General Atlantic LLC are the executive officers and directors of GAP (Bermuda) Limited. The Managing Directors of General Atlantic LLC make voting and investment decisions with respect to GAPCO Management GmbH and GAPCO GmbH & Co. KG. As a result, the Managing Directors of General Atlantic LLC make voting and investment decisions with respect to all shares owned by General Atlantic Partners (Bermuda), L.P.; GAP-W International, LP; GapStar, LLC; GAP Coinvestments III, LLC; GAP Coinvestments IV, LLC; GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG. The address of General Atlantic Partners (Bermuda), L.P. and GAP-W International, LP is Clarendon House, Church Street, Hamilton HM 11, Bermuda. The address of General Atlantic LLC; GapStar, LLC; GAP Coinvestments III, LLC; GAP Coinvestments IV, LLC and GAP Coinvestments CDA, L.P. is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, CT 06830, USA. The address of GAPCO GmbH & Co. KG and GAPCO Management GmbH is Koenigsallee 62, 40212 Duesseldorf, Germany.

(7)

Includes (i) 25,977,440 ordinary shares and 1,263,360 ADSs, representing 10,106,880 ordinary shares, owned by Warburg Pincus Private Equity X, L.P., a Delaware limited partnership, or WP X; and (ii) 831,056 ordinary shares and 40,417 ADSs, representing 323,336 ordinary shares, owned by Warburg Pincus X Partners, L.P., a Delaware limited partnership, or WPP X. Each of WP X, WPP X, Warburg Pincus X, L.P., a Delaware limited partnership, Warburg Pincus X LLC, a New York limited liability company, Warburg Pincus Partners, LLC, a New York limited liability company, Warburg Pincus LLC, a New York limited liability company, Warburg Pincus & Co., a New York general partnership and Charles R. Kaye and Joseph P. Landy (collectively, the “Warburg Pincus Reporting Persons”) may be deemed to beneficially own and have shared voting and dispositive power over 37,238,712 shares. Warburg Pincus X, L.P. is the sole general partner of each of WP X and WPP X. Warburg Pincus X LLC is the sole general partner of Warburg Pincus X, L.P. Warburg Pincus Partners,

APPENDIX F	STOCK BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

LLC is the sole member of Warburg Pincus X LLC. Warburg Pincus LLC manages each of WP X and WPP X. Warburg Pincus & Co. is the managing member of Warburg Pincus Partners, LLC. Charles R. Kaye and Joseph P. Landy are each a Managing General Partner of Warburg Pincus & Co. and Co-President and Managing Member of Warburg Pincus LLC. The address of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, NY 10017. The number of shares beneficially owned by the Warburg Pincus Reporting Persons and the previous information provided in this footnote is based on a Schedule 13D/A filed with the SEC by WP X on April 27, 2010.

(8)

Includes (i) 1,694,100 ADSs representing 13,552,800 ordinary shares owned by Martin Currie Investment Management Ltd., or MCIM; and (ii) 2,101,290 ADSs representing 16,810,320 ordinary shares owned by Martin Currie Inc., or MCI. MCIM is a corporation formed under the laws of the United Kingdom, and MCI is a New York corporation and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. The address for MCIM and MCI is Saltire Court, 20 Castle Terrace, Edinburgh, EH1 2ES, Scotland. The number of shares beneficially owned by MCIM and MCI and the information provided in this footnote is based on the Schedule 13F filed with the SEC by Martin Currie Ltd. for the period ending March 31, 2010.

JPMorgan Chase Bank, N.A., our depositary, has advised us that, as of June 14, 2010, 61,292,763 WuXi ADSs, representing 490,342,104 underlying WuXi ordinary shares, were held of record by Cede & Co. (DTC) and 2,163 WuXi ADSs, representing 17,304 underlying WuXi ordinary shares, were held by four registered shareholders domiciled in the United States.

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

Set forth below is a description of WuXi ordinary shares and Charles River common stock and a comparison of rights of WuXi shareholders under Cayman Islands law and Charles River shareholders under Delaware law.

DESCRIPTION OF WUXI ORDINARY SHARES

WuXi was incorporated as WuXi PharmaTech (Cayman) Inc. in the Cayman Islands on March 16, 2007, an exempted company with limited liability under the Cayman Companies Law. WuXi’s shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business outside of the Cayman Islands;

•	is exempted from certain requirements of the Cayman Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies or the Immigration Board;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

WuXi’s authorized share capital consists of 5,002,500,000 ordinary shares with a par value of $0.02 each. As of June 14, 2010, WuXi had 555,959,270 ordinary shares outstanding, excluding 17,564,906 ordinary shares held by the depositary and reserved for issuance upon the exercise of WuXi stock option or restricted share unit awards.

The following summarizes the terms and provisions of our share capital, as well as the material applicable laws of the Cayman Islands. This summary is incomplete, and you should read the form of our second amended and restated memorandum and articles of association which was filed as an exhibit to our Report on Form 6-K filed with the SEC on August 10, 2009. The following discussion primarily concerns WuXi ordinary shares and the rights of holders of WuXi ordinary shares. WuXi ADS holders are not treated as our shareholders and are required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the WuXi ordinary shares are held in order to exercise shareholders’ rights in respect of WuXi ordinary shares. The depositary agrees, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by WuXi ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs.

Cumulative Voting

While there is nothing under the laws of the Cayman Islands specifically prohibiting or restricting the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware General Corporation Law where cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our second amended and restated memorandum and articles of association to allow cumulative voting for such elections.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our second amended and restated memorandum and articles of association.

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Cayman Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below), alterations or amendments to our second amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders. Subject to the Cayman Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our second amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be one person holding (or represented by proxy) at least one-third of the issued shares of that class. Any holder of shares of the class shall be entitled to demand a poll.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith.

Alteration of Capital

Pursuant to our second amended and restated memorandum and articles of association, we may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

sub-divide all or any of our share capital into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our second amended and restated memorandum and articles of association, our shareholders may transfer all or any of their shares by an instrument of transfer in the usual or common form or in a form prescribed by the NYSE or in any other form which our directors may approve.

The instrument of transfer of any share shall be in writing and executed by or on behalf of the transferor and shall be accompanied by the certificate of the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in our register of members in respect thereof. All instruments of transfer that shall be registered shall be retained by us.

Share Repurchase

We are empowered by the Cayman Companies Law and our second amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Cayman Companies Law, our second amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange Commission, the NYSE, or by any recognized stock exchange on which our securities are listed.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

(i) all checks or warrants in respect of dividends of such shares, not being less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorized by our second amended and restated memorandum and articles of association have remained uncashed;

(ii) we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

(iii) we have caused an advertisement to be published in newspapers in the manner stipulated by our second amended and restated memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the NYSE has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

Differences in Corporate Law

The Cayman Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in English law. In addition, the Cayman Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain provisions of the Cayman Companies Law applicable to us that differ from laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Cayman Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. If the shares to be issued to each shareholder in the consolidated or surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class must also be passed by each constituent company. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent 75% in value of each such class of shareholders or creditors, as the case may be, that are (in each case) present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court. While a dissenting shareholder would have the right under this process to express to the court the view that the Acquisition ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law or that would amount to a “fraud on the minority.”

When a take-over offer is made and accepted by holders of 90% or more of the shares within four months, the offeror may, within a two-month period, give notice that it requires the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

Shareholders’ Suits. In principle, we will normally be the proper plaintiff for any cause of action that vests in us and a derivative action may only be brought by a minority shareholder on our behalf when:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance. Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our second amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of NYSE or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Committees of Board of Directors

Pursuant to the WuXi second amended and restated articles of association, the WuXi board of directors has established an audit committee, a compensation committee, corporate governance and a nominations committee and a strategy committee.

Issuance of Additional Ordinary Shares or Preference Shares

The WuXi second amended and restated memorandum and articles of association authorize the WuXi board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. The WuXi second amended and restated memorandum and articles of association authorize the WuXi board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

The WuXi board of directors may issue series of preference shares without action by WuXi shareholders to the extent authorized but unissued. Accordingly, the issuance of preference shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preference shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

DESCRIPTION OF CHARLES RIVER’S CAPITAL STOCK

The following is a summary of the material terms of the capital stock of Charles River and is not complete. You should refer to Charles River’s certificate of incorporation and bylaws, as well as to the applicable provisions of the General Corporation Law of the State of Delaware, for a complete description of the rights and preferences of Charles River’s capital stock. Copies of Charles River’s certificate of incorporation and bylaws will be sent to holders of shares of Charles River common stock upon request. See “Part IV—Explanatory Memorandum—Where You Can Find Additional Information,” beginning on page 72 of this Scheme Document.

Authorized Capital Stock

Under Charles River’s current certificate of incorporation, the authorized capital stock of Charles River is 140 million shares, consisting of 120 million shares of voting common stock, par value $0.01 per share, and 20 million shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding. As of the close of business on June 25, 2010, the most recent practicable date prior to the date of this Scheme Document, Charles River had outstanding 66,274,075 shares of common stock and had reserved 16,700,466 shares of common stock for issuance under employee or director option plans or pursuant to convertible securities of Charles River or to other securities of Charles River. The outstanding shares of Charles River common stock are validly issued, fully paid and nonassessable.

Voting Rights. Each holder of Charles River common stock is entitled to one vote for each share of Charles River common stock held of record on the applicable record date on all matters submitted to a vote of shareholders, including the election of directors.

Dividend Rights; Rights upon Liquidation. The holders of Charles River common stock may receive dividends as declared by the Charles River board of directors and paid either in cash, in property or in shares of the capital stock of Charles River, subject to the rights of any holders of preferred shares. Each share of Charles River common stock is entitled to participate pro rata in distributions upon liquidation, subject to the rights of holders of preferred shares.

Preemptive Rights. Holders of Charles River common stock have no preemptive or similar equity-preservation rights.

Cumulative Voting. Holders of Charles River common stock do not have the right to cumulate votes for directors.

Transfer Agent. The transfer agent and registrar for Charles River common stock is Computershare Trust Company, N.A.

Preferred Stock

As of the close of business on June 25, 2010, the most recent practicable date prior to the date of this Scheme Document, no shares of Charles River preferred stock were issued or outstanding.

Subject to the limitations prescribed by law and the provisions of Charles River’s certificate of incorporation, the Charles River board of directors is authorized to issue preferred stock from time to time in one or more series, each of which will have such voting powers, full or limited, or no voting powers, and such

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as the board of directors determines in a resolution or resolutions providing for the issue of such preferred stock.

Stock Exchange Listing

It is a condition to the completion of the Acquisition that the shares of Charles River common stock to be issued in the Acquisition be approved for listing on the NYSE at or prior to the closing of the Acquisition, subject to official notice of issuance.

COMPARISON OF RIGHTS

The following table describes the rights of Charles River shareholders under Delaware law, the Charles River certificate of incorporation and the Charles River bylaws prior to the Acquisition and the rights of WuXi shareholders under Cayman Islands law and the WuXi second amended and restated memorandum and articles of association prior to the Acquisition. The rights of Charles River shareholders will remain unchanged after the Acquisition. Holders of WuXi ordinary shares prior to the Acquisition will become holders of Charles River common stock following the Acquisition. Copies of the Charles River certificate of incorporation and the Charles River bylaws will be sent to holders of WuXi ordinary shares upon request. See “Part IV—Explanatory Memorandum—Where You Can Find Additional Information,” beginning on page 72 of this Scheme Document. You should refer to these documents and to the applicable provisions of Delaware General Corporation Law, or DGCL, and Cayman Companies Law for a complete description of the rights of Charles River shareholders and WuXi shareholders prior to the completion of the Acquisition and Charles River shareholders following completion of the Acquisition.

	Charles River Shareholder Rights	WuXi Shareholder Rights
General:	The rights of Charles River shareholders are currently governed by Delaware law and the Charles River certificate of incorporation and Charles River bylaws.	The rights of WuXi shareholders are currently governed by Cayman Islands law and the WuXi second amended and restated memorandum and articles of association.

Authorized Capital Stock:	The authorized capital stock of Charles River is currently 140 million shares, consisting of 120 million shares of common stock and 20 million shares of preferred stock.	The authorized share capital of WuXi is 5,002,500,000 ordinary shares.

Number of Directors:

The Charles River bylaws provide that the number of Charles River directors shall be determined by resolution of the board of directors, but in no event shall be less than three. The number of directors may be decreased from time to time either by the shareholders or by a majority of the directors then in office, but only to eliminate vacancies; and increased from time to time by the shareholders or by a majority of the directors then in office.

The WuXi second amended and restated memorandum and articles of association provide for up to 10 directors. Any change in the number of directors shall be approved from time to time by the board of directors.

There are currently nine members of the WuXi board of directors.

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

	Charles River Shareholder Rights	WuXi Shareholder Rights

There are currently 10 members of the Charles River board of directors.

After the Acquisition: Under the Acquisition Agreement, Charles River has agreed to increase its number of directors from 10 to 13 and to cause three individuals designated by WuXi to be appointed to the Charles River board of directors at the closing of the Acquisition and at the following two annual shareholders meetings.

Classification of Board of Directors:	The Charles River certificate of incorporation and Charles River bylaws do not provide for the board of directors to be divided into classes.	The WuXi second amended and restated memorandum and articles of association provide that the WuXi board of directors is divided into three classes, each consisting, as nearly as may be possible, of one-third of the total number of directors. The terms of office of one class of directors expires each year, resulting in each class serving a staggered three-year term.

Vacancies on the Board of Directors:

The Charles River bylaws provide that a vacancy in the board of directors, however occurring, including a vacancy resulting from an enlargement of the board of directors, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

A director elected to fill a vacancy will be elected for the unexpired term of his or her predecessor in office, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next annual meeting of shareholders and until his successor is elected and qualified or until his earlier death, resignation or removal.

Directors are elected or appointed in accordance with the WuXi second amended and restated memorandum and articles of association. WuXi may by ordinary resolution elect any person to be a director to fill a casual vacancy. The directors by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, even though less than a quorum, or the sole remaining director, have the power to appoint any person as a director to fill a vacancy.

Any director appointed by the board shall, unless designated by the board as a Class A Director, a Class B Director or a Class C Director, hold office only until the next following annual general meeting and shall then be eligible for re-election. A vacancy on the board created by the removal of a director may only be filled by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting.

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

	Charles River Shareholder Rights	WuXi Shareholder Rights
Removal of Directors:	The Charles River bylaws provide that a director may not be removed without cause and may be removed for cause only by the affirmative vote of the holders of 80 percent of the shares of the capital stock of Charles River issued and outstanding and entitled to vote in the election of directors at a meeting of the shareholders called for that purpose.	The WuXi second amended and restated memorandum and articles of association provide that a director may be removed only by a special resolution, which includes a unanimous written resolution expressly passed as a special resolution, or if the director is prohibited by law from being a director or becomes bankrupt.

Board Quorum and Action:

The Charles River bylaws provide that a majority of the total number of directors shall constitute a quorum at all meetings. In the event that one or more of the directors shall be disqualified to vote at any meeting, then the quorum shall be reduced by one for each such director, provided that in no case shall fewer than one-third of the number of directors constitute a quorum.

The vote of a majority of those present at any meeting at which a quorum is present shall be sufficient to take any action, unless a different vote is specified by law or by the Charles River certificate of incorporation or Charles River bylaws.

The WuXi second amended and restated memorandum and articles of association provide that the quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be at least 50% of the directors. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of such board meeting if no other director objects and if otherwise a quorum of directors would not be present.

A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the board.

Shareholders’ Quorum:	The Charles River bylaws provide that a majority of the shares issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum, except as otherwise provided by law or by the Charles River certificate of incorporation or Charles River bylaws.	The WuXi second amended and restated memorandum and articles of association provide that at any general meeting at least two WuXi shareholders entitled to vote and present in person or represented by proxy, collectively representing not less than one-third in nominal value of the total issued WuXi ordinary shares, shall form a quorum.

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

	Charles River Shareholder Rights	WuXi Shareholder Rights
Vote Required for Certain Shareholder Actions:	The Charles River bylaws provide that, when a quorum is present at any meeting of shareholders, a plurality of the votes properly cast for election to any office shall elect to such office and a majority of the votes properly cast upon any question other than an election to an office shall decide the question, except when a larger vote is required by law, the Charles River certificate of incorporation or Charles River bylaws.	The WuXi second amended and restated memorandum and articles of association provide that, when a quorum is present at any meeting of shareholders, the vote of holders of a majority of WuXi ordinary shares present in person or represented by proxy shall decide any question brought before such meeting, unless express provisions of the Cayman Companies Law or the WuXi second amended and restated memorandum and articles of association require a different vote.

Vote Required for Approval of Certain Business Combinations

Under the DGCL, a sale or other disposition of all or substantially all of a corporation’s assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation requires the affirmative vote of the corporation’s board of directors (except in limited circumstances) plus, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.

Charles River’s amended and restated certificate of incorporation and bylaws include no additional provisions in this regard, and Delaware law applies without modification.

There are a number of mechanisms by which a Cayman Islands exempted limited company may be acquired, including:

•     a court approved scheme of arrangement under the Cayman Companies Law; a scheme of arrangement requires a court order from the Grand Court and the approval of a majority in number representing 75% or more in value of those present and voting in each affected class of the company, whether in person or by proxy;

•     a take-over offer for the entire issued share capital of the company which could become effective without the offeror acquiring 100% of the issued share capital; however, the Cayman Companies Law would permit the offeror to acquire 100% of the company if the offer is approved by holders of not less than 90% in value of the shares affected within four months after the making of the offer, and the offeror acquires the shares of the dissenting shareholders within two months thereafter; if the target is listed, the takeover offer may be subject to the tender offer rules of the relevant exchange and the rules and regulations thereunder;

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

	Charles River Shareholder Rights	WuXi Shareholder Rights

•        a merger or consolidation; in each case, the property and liabilities of the constituent companies will be vested in the surviving or consolidated company; the plan of merger or consolidation must be authorized by each constituent company by a shareholder resolution by a majority in number representing 75% in value of the shareholders voting together as one class if the shares of the constituent companies do not have the same rights and economic value.

Shareholder Action by Written Consent:	The Charles River bylaws provide that shareholder action by written consent in lieu of a meeting is prohibited.	The WuXi second amended and restated memorandum and articles of association provide that shareholder action by written consent in lieu of a meeting is prohibited.

Amendment of Certificate of Incorporation or Memorandum and Articles of Association:

The Charles River certificate of incorporation provides that Charles River reserves the right to amend the certificate of incorporation, in the manner prescribed by statute.

Under the DGCL, an amendment to the certificate of incorporation requires that the corporation’s board of directors adopt an amending resolution, which resolution must be approved by holders of a majority of the outstanding stock entitled to vote, unless the certificate of incorporation requires a greater vote. All shareholder rights are granted subject to this reservation.

The Charles River certificate of incorporation further provides that the affirmative vote of 80 percent of the shares entitled to vote is required to amend any provision with respect to director liability to the corporation or its shareholders, the prohibition on shareholder action by written consent or procedures for calling a special meeting.

The WuXi second amended and restated memorandum and articles of association provide that alterations or amendments may only be made by special resolution of no less than two-thirds of the votes cast at a meeting of the shareholders.

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

	Charles River Shareholder Rights	WuXi Shareholder Rights
Amendment of Bylaws:

The Charles River bylaws provide that the amendment of sections of the bylaws regarding notice of shareholder meetings, shareholder action without a meeting, nomination of directors, notice of business at shareholder meetings, and removal of directors (or adoption of bylaws containing provisions inconsistent with such sections) requires an affirmative vote of the holders of at least 80 percent of the shares of issued and outstanding stock entitled to vote.

Amendment of all other sections requires approval of a majority of the voting power of shares outstanding and entitled to vote or an affirmative vote of a majority of the directors present at any regular or special meeting of the board of directors at which a quorum is present.

Not applicable.

Voting Stock:	The Charles River certificate of incorporation provides that subject to the rights of any preferred stock, and except as otherwise provided by law, the holders of the common stock shall possess all voting rights, and each share of common stock shall be entitled to one vote.

The WuXi second amended and restated memorandum and articles of association provide that at any general meeting on a show of hands every shareholder present in person (or being a corporation, is present by a duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative shall have one vote for every fully paid share of which he is the holder.

A resolution put to the vote of a meeting is decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of such meeting, (ii) by at least three shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

	Charles River Shareholder Rights	WuXi Shareholder Rights
for the time being entitled to vote at the meeting, (iii) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting, or (iv) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and holding shares in WuXi conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Dividends:	The Charles River bylaws provide that, subject to limitations contained in the DGCL, the certificate of incorporation and the bylaws, the board of directors may declare and pay dividends upon the shares of capital stock, which dividends may be paid either in cash, in property or in shares of capital stock.	The WuXi second amended and restated memorandum and articles of association provide that, subject to any rights and restrictions for the time being attached to any class or classes of WuXi shares and the WuXi second amended and restated articles of association, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of WuXi lawfully available therefor. WuXi may by ordinary resolution declare dividends but no dividend shall exceed the amount recommended by the directors. Such dividends may be paid either in cash or in specie.

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

	Charles River Shareholder Rights	WuXi Shareholder Rights
Limitation of Liability and Indemnification of Directors and Officers:

The Charles River certificate of incorporation provides that to the fullest extent permitted by Section 145 of the DGCL, Charles River:

•     may indemnify any persons whom it shall have the power to indemnify from and against any and all of the expenses, liabilities or other matters referred to in or covered thereby;

•     shall indemnify each such person if he is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he was a director, officer or employee of Charles River or because he was serving Charles River or any other legal entity in any capacity at the request of Charles River while a director, officer or employee of Charles River; and

•     shall pay the expenses of such a current or former director, officer or employee incurred in connection with any such action in advance of the final disposition of such action.

The WuXi second amended and restated memorandum and articles of association provide that the directors, secretary and other officers and every auditor for the time being of WuXi and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of WuXi and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of WuXi from and against all actions, costs, charges, losses, damages and expenses which they or any of them, them or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to WuXi shall or may be lodged or deposited for the safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to WuXi shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

	Charles River Shareholder Rights	WuXi Shareholder Rights

The Charles River certificate of incorporation further provides that this indemnification shall not be deemed exclusive of any other rights provided by law, agreement, contract or vote of shareholders or disinterested directors or pursuant to the direction of any court of competent jurisdiction or otherwise. Indemnification shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such a person.

The Charles River certificate of incorporation further provides that a director shall not be personally liable to Charles River or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•     for any breach of the director’s duty of loyalty to Charles River or its shareholders;

•     for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•     under Section 174 of the DGCL; or

•     for any transaction from which the director derived any improper personal benefit.

Each shareholder agrees to waive any claim or right of action he might have, whether individually or by or in the right of WuXi, against any director on account of any action taken by such director, or the failure of such director to take any action in the performance of his duties with or for WuXi; provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such director.

Appraisal Rights:	Charles River shareholders are not entitled to appraisal rights in connection with the Acquisition.	WuXi shareholders are not entitled to appraisal rights in connection with the Acquisition.

Annual Meeting Proposals and Notice:	The Charles River bylaws provide that a shareholder may bring business before an annual meeting by giving notice in writing to the secretary of the corporation, received not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders, or if the annual

The WuXi second amended and restated memorandum and articles of association do not specifically provide that a shareholder may bring business before the annual meeting.

Subject to regulatory requirements, an annual general meeting and any extraordinary general meeting may be called with not less than 10 days’

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

	Charles River Shareholder Rights	WuXi Shareholder Rights
meeting is not held within 30 days of the anniversary, then received not later than the close of business on the 70th day prior to the date of the meeting or the close of business on the 10th day following the date of notice of the meeting. The notice shall include (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address of the shareholder, (iii) the class and number of shares beneficially owned by the shareholder, (iv) a description of any agreement, arrangement or understanding with respect to the proposal between the shareholder and his or its affiliates or associates, (v) a description of any agreement, arrangement or understanding entered into by the shareholder the effect of which would be to mitigate loss to, manage risk or benefit of share prices for, or increase or decrease the voting power of, the shareholder, (vi) a representation that the shareholder is a holder of record entitled to vote at the meeting and intends to appear in person or by proxy and (vii) a representation that the shareholder intends to solicit proxies in support of such proposal.

notice in writing. A general meeting may be called by shorter notice subject to the Cayman Companies Law. Notice of every general meeting shall be given to all shareholders (other than such shareholders as, under the provisions of the WuXi second amended and restated articles of association or the terms of issue of the WuXi shares they hold, are not entitled to receive such notices from WuXi) who have supplied to WuXi an address for the giving of notices to them, every person entitled to a share in consequence of the death or bankruptcy or winding up of a shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting, and each director and alternate director and the auditors of WuXi.

Subject to applicable regulatory requirements, a general meeting called by shorter notice is deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting, by all of the WuXi’s shareholders entitled to attend and vote at the meeting, or (ii) in the case of any other meeting, by a majority in number of WuXi’s shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the issued shares giving that right.

Special Meetings:	The Charles River certificate of incorporation provides that special meetings of shareholders may be called at any time only by the chairman of the board of directors, the chief executive officer or the board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office.	The WuXi second amended and restated memorandum and articles of association provide that extraordinary general meetings may be called only by the chairman of the board of directors, the board of directors or the chief executive officer, and may not be called by any other person.

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

Charles River Shareholder Rights	WuXi Shareholder Rights
The Charles River bylaws provide that written notice of a special meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each shareholder entitled to vote. The notices shall state the place, date and hour of the meeting, and in addition, the purpose of the meeting.

All business is deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting other than with respect to (i) the declaration and sanctioning of dividends, (ii) consideration and adoption of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the balance sheet, (iii) the election of directors, (iv) appointment of auditors (where special notice of the intention for such appointment is not required by the Cayman Companies Law) and other officers, (v) the fixing of the remuneration of the auditors, and the voting of remuneration or extra remuneration to the directors, (vi) granting of any mandate or authority to the directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of WuXi representing not more than 20% in nominal value of its existing issued share capital, and (vii) the granting of any mandate or authority to the directors to repurchase WuXi’s securities.

Subject to applicable regulatory requirements, a meeting called by shorter notice is deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting, by all of WuXi’s shareholders entitled to attend and vote at the meeting, or (ii) in the case of any other meeting, by a majority in number of WuXi’s shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the issued shares giving that right.

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

	Charles River Shareholder Rights	WuXi Shareholder Rights
Anti-Takeover Statutes:	Under the Delaware business combination statute, a corporation is prohibited from engaging in any business combination with an interested shareholder who, together with its affiliates or associates, owns, or who is an affiliate or associate of the corporation and within a three-year period did own, 15 percent or more of the corporation’s voting stock for a three year period following the time the shareholder became an interested shareholder, unless:	The Cayman Companies Law does not include any provisions comparable to the Delaware business combination statute.

•     prior to the time the shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•     the interested shareholder owned at least 85 percent of the voting stock of the corporation, excluding those shares owned (i) by persons who are directors and also officers and (ii) certain employee stock plans upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder; or

•     at or subsequent to the time the shareholder became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least 66 2/3 percent of the outstanding voting shares of the corporation, excluding shares held by that interested shareholder.

APPENDIX G	DESCRIPTION OF CAPITAL SHARES AND COMPARISON OF RIGHTS

Charles River Shareholder Rights	WuXi Shareholder Rights

A business combination generally includes:

•     mergers, consolidations and sales or other dispositions of 10 percent or more of the assets of a corporation to or with an interested shareholder;

•     specified transactions resulting in the issuance or transfer to an interested shareholder of any capital stock of the corporation or its subsidiaries; and

•     other transactions resulting in a disproportionate financial benefit to an interested shareholder.

The provisions of the Delaware business combination statute do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 shareholders.

Charles River has not adopted any provision in its certificate of incorporation or bylaws to “opt out” of the Delaware business combination statute and the statute is applicable to business combinations involving Charles River. The Charles River board of directors has satisfied the requirements of the statute by approving the Acquisition.

APPENDIX H	OPINION OF FINANCIAL ADVISOR TO WUXI

OPINION OF FINANCIAL ADVISOR TO WUXI

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue	Tel 1 212 325 2000
New York, NY 10010-3629	www.credit-suisse.com

CONFIDENTIAL

April 26, 2010

Board of Directors

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of outstanding ordinary shares, par value US$0.02 per share (“Company Shares”), of WuXi PharmaTech (Cayman) Inc. (“WuXi”) of the Acquisition Consideration (as defined below) to be received by such shareholders pursuant to the terms of the Agreement and Plan of Arrangement (the “Acquisition Agreement”), to be entered into between WuXi and Charles River Laboratories International, Inc. (“Charles River”). The Acquisition Agreement provides for, among other things, the acquisition (the “Acquisition”) of WuXi by Charles River pursuant to which WuXi will become a wholly owned subsidiary of Charles River and each outstanding Company Share, other than Company Shares owned by Charles River, will be transferred by the holder thereof to Charles River in exchange for (x) US$1.40625 (the “Cash Amount”) in cash without interest and (y) that number of shares of common stock, par value US$0.01 per share, of Charles River (“Charles River Common Stock”) equal to the quotient of US$1.25 divided by the volume weighted average closing price per share of Charles River Common Stock on the New York Stock Exchange for the 20 consecutive trading days ending on the second business day prior to the date of the closing of the Acquisition (such number of shares, the “Exchange Ratio” and, together with the Cash Amount, the “Acquisition Consideration”); provided that the Exchange Ratio shall not be less than 0.0290 nor greater than 0.0336.

In arriving at our opinion, we have reviewed a draft of the Acquisition Agreement dated April 25, 2010, certain related draft agreements and certain publicly available business and financial information relating to WuXi and Charles River. We have also reviewed certain other information relating to WuXi and Charles River, including financial forecasts relating to WuXi and Charles River, provided to or discussed with us by WuXi and Charles River, and have met with the managements of WuXi and Charles River to discuss the business and prospects of WuXi and Charles River. We have also considered certain financial and stock market data of WuXi and Charles River, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of WuXi and Charles River and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

APPENDIX H	OPINION OF FINANCIAL ADVISOR TO WUXI

The Board of Directors Wuxi PharmaTech (Cayman) Inc. April 26, 2010 Page 2

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts for WuXi and Charles River that we have used in our analyses, the management of WuXi has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of WuXi as to the future financial performance of WuXi and Charles River. In addition, we have relied upon, without independent verification, the assessment of the managements of WuXi and Charles River as to (i) their ability to retain key employees, (ii) the strategic benefits and potential cost savings and other synergies (including the amount, timing and achievability thereof) anticipated to result from the Acquisition, (iii) the existing technology and services of WuXi and the validity of, and risks associated with, the future technology and services of WuXi and (iv) their ability to integrate the businesses of WuXi and Charles River. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Acquisition, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on WuXi, Charles River or the contemplated benefits of the Acquisition and that the Acquisition will be consummated in accordance with the terms of the Acquisition Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of WuXi or Charles River, nor have we been furnished with any such evaluations or appraisals. We also have assumed that the final form of the Acquisition Agreement and related agreements, when executed by the parties thereto, will conform to the drafts reviewed by us in all respects material to our analyses.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Shares of the Acquisition Consideration and does not address any other aspect or implication of the Acquisition or any other agreement, arrangement or understanding entered into in connection with the Acquisition or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Acquisition, or class of such persons, relative to the Acquisition Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. The financial forecasts for WuXi that we have used in our analyses incorporate assumptions of the management of WuXi as to currency exchange rates, which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses. We are not expressing any opinion as to what the value of shares of Charles River Common Stock actually will be when issued to the holders of Company Shares pursuant to the Acquisition or the prices at which shares of Charles River Common Stock will trade at any time. Our opinion does not address the relative merits of the Acquisition as compared to alternative transactions or strategies that might be available to WuXi, nor does it address the underlying business decision of WuXi to proceed with the Acquisition. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of WuXi.

We have acted as financial advisor to WuXi in connection with the Acquisition and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Acquisition. We also became entitled to receive a fee upon the rendering of our opinion. In addition, WuXi has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and

APPENDIX H	OPINION OF FINANCIAL ADVISOR TO WUXI

The Board of Directors Wuxi PharmaTech (Cayman) Inc. April 26, 2010 Page 3

our affiliates have in the past provided investment banking and other financial services to WuXi and its affiliates for which we and our affiliates have received and would expect to receive compensation. We and our affiliates also have in the past provided and are currently providing investment banking and other financial services to Charles River and its affiliates, including having acted as joint lead arranger, joint bookrunner and syndication agent, and acting as lender, in connection with Charles River’s revolving credit facility, which we understand may be terminated in connection with the closing of the Acquisition. We and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to WuXi, Charles River and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of WuXi, Charles River and any other company that may be involved in the Acquisition, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is solely for the information of the Board of Directors of WuXi in connection with its consideration of the Acquisition and may not be disclosed to any person without our prior written consent and is not to be quoted or referred to, in whole or in part, nor shall this letter be used or relied upon for any other purpose, without our prior written consent, in each case except as permitted under the engagement letter dated December 1, 2009, between us and WuXi.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Acquisition Consideration is fair, from a financial point of view, to the holders of Company Shares.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

APPENDIX I	SCHEME DOCUMENT DEFINITIONS

SCHEME DOCUMENT DEFINITIONS

In this Scheme Document, the following terms have the meanings set out below unless the context requires otherwise:

“Acquisition”	the transactions contemplated under the Acquisition Agreement, including the acquisition by Charles River of the entire issued share capital of WuXi to be effected by means of the Scheme

“Acquisition Agreement”	the Agreement and Plan of Arrangement dated as of April 26, 2010 by and between Charles River and WuXi

“Cayman Companies Law”	the Companies Law of the Cayman Islands (2009 revision), as consolidated and revised

“Charles River”	Charles River Laboratories International, Inc., a Delaware corporation

“Charles River common stock”	common stock of Charles River, par value $0.01 per share

“China” or “PRC”	The People’s Republic of China, excluding, for purposes of this Scheme Document only, Taiwan and the special administrative regions of Hong Kong and Macau

“Cravath”	Cravath, Swaine & Moore LLP

“Credit Suisse”	Credit Suisse Securities (USA) LLC

“Davis Polk”	Davis Polk & Wardwell LLP

“Effective Time”	the time at which the final order of the Grand Court sanctioning the Scheme is filed by WuXi with the Registrar of Companies of the Cayman Islands (at which time the Scheme becomes effective), the filing of which is subject to the satisfaction or waiver of all of the other conditions set out in Section 9 of the Acquisition Agreement

“Exchange Act”	U.S. Securities Exchange Act of 1934, as amended, including the related rules and regulations promulgated thereunder

“Explanatory Memorandum”	the explanatory memorandum set out in Part IV of this Scheme Document and issued in compliance with the rules of the Grand Court

“Grand Court”	Grand Court of the Cayman Islands

“J.P. Morgan”	J.P. Morgan Securities Inc.

“MacKenzie Partners”	MacKenzie Partners, Inc.

“NYSE”	New York Stock Exchange, Inc.

“O’Melveny”	O’Melveny & Myers LLP

I-1

APPENDIX I	SCHEME DOCUMENT DEFINITIONS

“Scheme”	the scheme of arrangement in respect of WuXi under Section 86 of the Cayman Companies Law, the terms of which are as Appendix A to this Scheme Document

“Scheme Consideration”	the consideration payable by Charles River pursuant to the Scheme

“Scheme Document”	this composite document dated July 1, 2010 containing, among other things, the Explanatory Memorandum and the terms of the Scheme and including all appendices and enclosures thereto
“Scheme Meeting”	the meeting convened at the direction of the Grand Court at which the Scheme will be considered and voted upon, notice of which is included as Appendix B to this Scheme Document, or any adjournment thereof

“SEC”	U.S. Securities and Exchange Commission

“Securities Act”	U.S. Securities Act of 1933, as amended, including the related rules and regulations promulgated thereunder

“U.S. GAAP”	generally accepted accounting principles in the U.S.

“United States” or “U.S.”	the United States of America

“WuXi”	WuXi PharmaTech (Cayman) Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands

“WuXi ADSs”	WuXi’s American depositary shares, each of which represents eight WuXi ordinary shares

“WuXi ADRs”	WuXi’s American depositary receipts, which, if issued, evidence WuXi ADSs

“WuXi ordinary shares”	WuXi’s ordinary shares, par value $0.02 per share

I-2

Exhibit 99.2

July 1, 2010

Dear Fellow Charles River and WuXi Shareholders:

On April 26, 2010, Charles River Laboratories International, Inc. (Charles River) and WuXi PharmaTech (Cayman) Inc. (WuXi) announced a definitive agreement to combine our two companies and create the world’s premier early-stage contract research organization (CRO)—offering a full range of essential products and services from molecule creation to first-in-human testing to pharmaceutical and biotechnology companies on a global basis.

Each of our companies has scheduled special meetings of our respective shareholders for August 5, 2010, to enable you to vote on the transaction.

The enclosed materials relate to the special meeting of Charles River shareholders or the special meeting of WuXi shareholders, as the case may be. The special meeting of Charles River shareholders will be held on August 5, 2010, at 8:30 a.m. EDT, at 181 Ballardvale Street, Wilmington, Massachusetts, at which time shareholders of record as of June 30, 2010, will be able to vote their shares regarding the issuance of Charles River common stock in connection with the transaction, which is a necessary step toward completion of this combination. The WuXi shareholders will hold their meeting on August 5, 2010, at 10:00 a.m., PRC time, at the offices of Maples and Calder, 53rd Floor, The Center, 99 Queen’s Road Central, Hong Kong, to shareholders of record as of June 30, 2010 for the purpose of considering and, if thought fit, approving the scheme of arrangement to implement the acquisition (the Scheme).

As described in greater detail in the enclosed materials, we believe the transaction will result in significant benefits for clients and, in turn, for the shareholders of both companies. The complementary combination of Charles River’s expertise in in vivo biology and WuXi’s expertise in discovery chemistry will create a global partner capable of supporting pharmaceutical and biotechnology clients as no other contract research organization can. From a global perspective, the combined company will offer early-stage drug development services in North America, Europe and China, accommodating clients’ choice as to the location in which to place work.

The strategic merits of this combination are compelling. We believe the combined company will be ideally positioned to address the rapidly changing needs of the customers of both companies. Under pressure to increase the efficiency and cost-effectiveness of their research and development activities, pharmaceutical and biotechnology companies are looking for a broader range of global outsourced solutions, particularly in early-stage drug development. These customers have expressed to both companies their interest in an integrated platform of services that will enable a seamless and more efficient transfer of molecules throughout the drug discovery and development process. As we expected, client response to the proposed combination of Charles River and WuXi has been overwhelmingly positive.

Both companies are also expected to generate significant cross-selling opportunities from the combination. While both organizations serve the leading global pharmaceutical companies, Charles River also has approximately 5,000 additional customers, including small to medium-sized biopharmaceutical companies and academic and government institutions, which will benefit from WuXi’s expertise and capabilities. In addition, Charles River’s 200-person sales force will have a broader, more integrated portfolio to offer clients of the combined company. We also believe integration will be smooth due to the active involvement of the WuXi management team post-closing and the limited overlap between our two companies.

The combination is also compelling from a financial perspective. We believe the combined company’s revenue and earnings growth rates will be very attractive, and higher than Charles River would achieve on a stand-alone basis. We also expect to generate cost synergies of $20 million on an annualized basis beginning in 2011 from the elimination of certain public company and selling, general and administrative expenses, and from refinement of certain operating units.

In summary, this transaction is beneficial for both companies and we urge you to support it. Your vote is important. The transaction cannot be completed unless (1) Charles River’s shareholders vote to approve the issuance of shares of Charles River common stock in connection with the transaction and (2) WuXi’s shareholders vote to approve the Scheme. We urge you to carefully read the enclosed materials about your special meeting. Whether or not you plan to attend your special meeting, please take the time to vote by completing and sending the enclosed proxy card to us using the procedures in the proxy voting instructions included with your proxy card.

The Charles River board of directors recommends that Charles River shareholders vote FOR the issuance of Charles River common stock in connection with the transaction.

The WuXi board of directors recommends that WuXi shareholders vote FOR approval of the Scheme.

Sincerely,

James C. Foster	Dr. Ge Li
Chairman, President and	Chairman and Chief Executive Officer
Chief Executive Officer	WuXi PharmaTech (Cayman) Inc.
Charles River Laboratories, International, Inc.

This document may be deemed to be solicitation material used in connection with the solicitation of proxies from Charles River shareholders to approve the proposed combination of Charles River and WuXi. In connection with the proposed transaction, Charles River has filed a preliminary proxy statement and will file a definitive proxy statement with the SEC. The information contained in the preliminary filing is not complete and may be changed. Before making any voting or investment decisions, Charles River’s investors and security holders are urged to read the definitive proxy statement when it becomes available and any other relevant documents filed with the SEC because they will contain important information. The definitive proxy statement will be mailed to the shareholders of Charles River seeking their approval of the proposed transaction. Charles River’s shareholders will also be able to obtain a copy of the definitive proxy statement free of charge by directing a request to: Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel. In addition, the preliminary proxy statement is and the definitive proxy statement will be available free of charge at the SEC’s website, www.sec.gov. Charles River’s shareholders may also access copies of the documents filed with the SEC by Charles River on Charles River’s website at www.criver.com.

This document is not a solicitation of proxies from WuXi’s security holders to approve the proposed combination. In connection with the proposed transaction, WuXi has filed a preliminary scheme document and will file a final scheme document that has been approved by the Grand Court of the Cayman Islands with the SEC on Form 6-K. The information contained in the preliminary scheme document is not complete and may be changed. Before making any voting or investment decisions, WuXi’s security holders are urged to read the final scheme document when it becomes available and any other relevant documents filed with the SEC because they will contain important information. The final scheme document will be mailed to WuXi’s security holders seeking their approval of the proposed combination. WuXi’s security holders will also be able to obtain a copy of the final scheme document free of charge by directing a request to: 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China, Attention: Genyong Qiu. In addition, the final scheme document will be available free of charge at the SEC’s website, www.sec.gov. WuXi’s security holders may also access copies of the documents filed with the SEC by WuXi on WuXi’s website at www.wuxiapptec.com.

Charles River, WuXi and their respective directors and executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on March 30, 2010. Information regarding the interests of Charles River’s directors and certain members of Charles River’s management in the proposed transaction is set forth in the preliminary proxy statement filed with the SEC. Information regarding WuXi’s directors and executive officers is available in WuXi’s annual report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the SEC on April 23, 2010. Information regarding the interests of WuXi’s directors and certain members of WuXi’s management in the proposed transaction is available in WuXi’s preliminary scheme document, which was filed on Form 6-K with the SEC on June 24, 2010.

This document does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. The Charles River shares to be issued in the proposed transaction have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Charles River intends to issue such Charles River shares pursuant to the exemption from registration set forth in Section 3(a)(10) of the Securities Act.

Exhibit 99.3

WUXI PHARMATECH (CAYMAN) INC.

(Incorporated in the Cayman Islands with limited liability)

IN THE GRAND COURT OF THE CAYMAN ISLANDS

CAUSE NO. 157 OF 2010

IN THE MATTER OF WUXI PHARMATECH (CAYMAN) INC.

AND

IN THE MATTER OF SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961)

AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS

FORM OF PROXY

FOR USE AT THE MEETING OF

THE HOLDERS OF ORDINARY SHARES OF PAR VALUE US$0.02 EACH IN THE

SHARE CAPITAL OF WUXI PHARMATECH (CAYMAN) INC.

CONVENED AT THE DIRECTION OF THE GRAND COURT

TO BE HELD AT 10:00 A.M. ON AUGUST 5, 2010

(OR AT ANY ADJOURNMENT THEREOF)

(THE “SCHEME MEETING”)

I/We1 ,

of

being the registered holder(s) of                          ordinary shares, par value US$$0.02 each (the “Ordinary Shares”)2 in the issued share capital of the WuXi PharmaTech (Cayman) Inc. (the “Company”), HEREBY APPOINT the Chairman of the Scheme Meeting3 or  4                                       of                                                        as my/our proxy to attend and act for me/us and on my/our behalf at the Scheme Meeting convened at the direction of the Grand Court of the Cayman Islands (the “Grand Court”) (or at any adjournment thereof) to be held at the offices of Maples and Calder, 53rd Floor, The Center, 99 Queen’s Road Central, Hong Kong on August 5, 2010 at 10:00 a.m. (PRC time) for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme of Arrangement dated July 1, 2010 (the “Scheme”) proposed to be made between the Company and the holders of Scheme Shares (as defined in the Scheme) as referred to in the notice dated July 1, 2010 convening the Scheme Meeting, and at such Scheme Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) for the Scheme (either with or without modification, as my/our proxy may approve) or against the Scheme as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

FOR the Scheme[5]	AGAINST the Scheme[5]

Dated this      day of          2010

Signature(s)[6]

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of Ordinary Shares registered in your name(s) and to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all of such shares registered in your name(s).

3.	By order of the Grand Court, Dr. Ge Li, a director of the Company, or, failing him, any other person who is a director of the Company as at the date of the Scheme Meeting, shall act as the chairman of the Scheme Meeting (“Chairman of the Scheme Meeting”), and has been directed to report the results thereof to the Grand Court.

4.	If any proxy other than the Chairman of the Scheme Meeting is preferred, please strike out the words “the Chairman of the Scheme Meeting or” and insert the name and address of the proxy desired in the space provided. You are entitled to appoint one or more proxies to attend and vote in your stead. Your proxy need not be a member of the Company, but must attend the Scheme Meeting in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR THE SCHEME, TICK THE BOX MARKED “FOR the Scheme”. IF YOU WISH TO VOTE AGAINST THE SCHEME, TICK THE BOX MARKED “AGAINST the Scheme”. Failure to tick either box will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Scheme Meeting or abstain.

6.	This form of proxy must be signed by you or your attorney authorised in writing or, in the case of a corporation, under its common seal or under the hand of an officer, attorney or other person duly authorised.

7.	In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be lodged by hand or by post with Mr. Harry He, Legal Department, WuXi PharmaTech (Cayman) Inc., 228 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China, or by facsimile to (8621) 5046-3718 (marked for the attention of Mr. Harry He) as soon as possible and in any event not less than 48 hours before the time appointed for holding the Scheme Meeting (or any adjournment thereof) at which the person named in this form of proxy proposes to vote, and in default, this form of proxy shall not be treated as valid. However, if this form of proxy is not so lodged, it may be handed to the Chairman of the Scheme Meeting at the Scheme Meeting.

8.	Completion and delivery of this form of proxy will not preclude you from attending the Scheme Meeting and voting in person at the Scheme Meeting if you so wish, but in the event of your attending the Scheme Meeting after having lodged this form of proxy, this form of proxy will be deemed to have been revoked.

9.	Where there are joint registered holders of any share(s) in the Company, any one of such joint holders may vote at the Scheme Meeting, either personally or by proxy, in respect of such share(s) as if he were solely entitled thereto: but if more than one of such joint holders are present at the Scheme Meeting personally or by proxy, the most senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority will be determined by reference to the order in which the names of the joint holders stand on the register of members of the Company in respect of the relevant joint holding.

Exhibit 99.4

WUXI PHARMATECH (CAYMAN) INC.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

WUXI PHARMATECH (CAYMAN) INC.

Please refer to the reverse side of this card for the Proposal to be voted at the Scheme Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST

Proposal	☐	☐

Address Change	☐	Mark box and indicate changes/comments below:	Mark box at right if you wish to give a discretionary proxy to the Chairman of the Scheme Meeting. PLEASE NOTE: Marking this box voids any other instructions indicated above.	☐

Sign Below Date

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Proposal

The Scheme of Arrangement (as referred to in the Notice dated July 1, 2010 convening the Scheme Meeting) be and hereby is approved.

WuXi PharmaTech (Cayman) Inc. JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A., (the “Depositary”) has received advice that a meeting of the holders of ordinary shares, par value US$0.02 each (the “Ordinary Shares”), in the share capital of WuXi PharmaTech (Cayman) Inc. (the “Company”) has been convened at the direction of the Grand Court of the Cayman Islands and will be held at the offices of Maples and Calder, 53rd Floor, The Center, 99 Queen’s Road Central, Hong Kong on August 5, 2010 at 10:00 a.m. (PRC time) for the purpose of considering and, if thought fit, approving, with or without modification, a scheme of arrangement (the “Scheme of Arrangement”) proposed to be made between the Company and the holders of Scheme Shares (as defined in the Scheme of Arrangement).

If you are desirous of having the Depositary, through its Nominee(s), vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Proposal to be proposed at the Scheme Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee(s) of the Depositary to vote FOR or AGAINST the Proposal, as the case may be. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (New York City time) on August 2, 2010. Only the registered holders of record at the close of business June 30, 2010 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares hereby requests and authorizes the Depositary, through its Nominee(s), to vote or execute a proxy to vote the underlying Ordinary Shares represented by such ADRs registered in the name of the signatory on the books of the Depositary at the close of business June 30, 2010, at the Scheme Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the Chairman of the Scheme Meeting, the underlying Ordinary Shares represented by your ADRs will be voted by the Chairman of the Scheme Meeting in his or her discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be received by the Depositary before 12:00 p.m. (New York City time) on August 2, 2010.

JPMorgan Chase Bank, N.A., Depositary.

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.